UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Service. More than just a promise. The 2006 financial year. Deutsche Telekom T

Selected financial data
of the Deutsche Telekom Group.

U2

billions of €	Change compared to prior year (%)[a]	2006	2005	2004	2003
Revenue and earnings					
Net revenue	2.9	61.3	59.6	57.3	55.6
Of which: domestic (%)	(4.5)	52.9	57.4	60.6	61.8
Of which: international (%)	4.5	47.1	42.6	39.4	38.2
Profit from operations (EBIT)	(30.6)	5.3	7.6	6.3	8.3
Net profit[b]	(43.3)	3.2	5.6	1.6	2.1
Net profit (adjusted for special factors)[d]	(17.4)	3.9	4.7	3.7	2.4
EBITDA[b, c, d]	(18.9)	16.3	20.1	19.4	18.6
EBITDA (adjusted for special factors)[b, c, d]	(6.2)	19.4	20.7	19.6	18.5
EBITDA margin (adjusted for special factors) (%)[a]	(3.1)	31.7	34.8	34.2	33.3
Balance sheet					
Total assets[e]	1.3	130.2	128.5	125.5	136.2
Shareholders' equity[e]	2.2	49.7	48.6	45.5	43.5
Equity ratio (%)[a, e, f]	0.3	35.8	35.5	34.2	31.9
Financial liabilities (in accordance with consolidated balance sheet)	(0.5)	46.5	46.7	51.1	64.1
Net debt[b, d]	2.4	39.6	38.6	39.9	51.1
Additions to intangible assets (including goodwill) and property, plant and equipment	20.9	13.4	11.1	6.6	7.6
Cash flows					
Net cash from operating activities	(5.4)	14.2	15.0	16.7	15.1
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment (in accordance with cash flow statement)[d]	(18.6)	(8.5)[n]	(7.2)[n]	(6.4)	(6.4)
Free cash flow (before dividend payments)[b, d]	(27.3)	5.7[n]	7.8[n]	10.3	8.7
Free cash flow as a percentage of revenue[a]	(3.9)	9.3[n]	13.1[n]	18.0	15.6
Net cash used in investing activities	(4.2)	(14.3)	(10.1)	(4.5)	(2.3)
Net cash used in financing activities	74.4	(2.1)	(8.0)	(12.9)	(5.8)
Employees					
Average number of employees (full-time equivalents without trainees/student interns) (thousands)	1.8	248	244	248	251
Revenue per employee (thousands of €)[a]	1.1	246.9	244.3	231.5	221.3
T-Share - key figures					
Earnings per share/ADS (basic and diluted) in accordance with IFRS (€)[b, g]	(43.5)	0.74	1.31	0.39	0.50
Weighted average number of ordinary shares outstanding (basic) (millions)[g, h]	0.4	4,353	4,335	4,323	4,302
Weighted average number of ordinary shares outstanding (diluted) (millions)[g, h]	0.4	4,354	4,338	4,328	4,307
Dividend per share/ADS (€)	(0.0)	0.72[i]	0.72	0.62	0.00
Dividend yield (%)[j]	(0.1)	5.2	5.1	3.7	-
Total dividend (billions of €)	(4.0)	3.1[i]	3.0	2.6	-
Number of ordinary shares carrying dividend rights (millions)[k]	4.0	4,338[l]	4,173	4,171	4,167
Total number of ordinary shares at the reporting date (millions)[m]	3.9	4,361	4,198	4,198	4,198

[a] Calculated on the basis of millions for the purpose of greater precision. Changes to percentages expressed as percentage points.

[b] Adjusted prior-year comparatives. Adoption of IAS 19.93A. Non-recurrence of amortization of actuarial losses, including taxes: 2005: EUR 7 million; 2004: EUR 1 million; 2003: EUR 0 million (before taxes). Please also refer to explanations under Note 29 in the notes to the consolidated financial statements.

[c] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.

[d] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP. For detailed information and calculations, please refer to the "Development of business" section of the Group management report in this Annual Report.

[e] Adjusted prior-year comparatives. Adoption of IAS 19.93A. Recognition of actuarial losses in equity, including deferred taxes on these losses: 2005: EUR 1.0 billion; 2004: EUR 0.3 billion; 2003: EUR 0.2 billion. Please also refer to explanations under Note 29 in the notes to the consolidated financial statements.

[f] Based on shareholders' equity excluding amounts earmarked for dividend payment, which are treated as short-term debt.

[g] Calculation of basic and diluted earnings per share in accordance with IFRS as specified in IAS 33, "Earnings per share." The share/ADS ratio is 1:1.

[h] Less treasury shares held by Deutsche Telekom AG.

[i] Subject to approval by the shareholders' meeting. For more detailed explanations, please refer to the "Development of business" section of the Group management report or the information under Note 13 in the notes to the consolidated financial statements in this Annual Report.

[j] (Proposed) dividend per share divided by the Xetra closing price of the T-Share at the reporting date or on the last trading day of the respective financial year.

[k] Less treasury shares held by Deutsche Telekom AG and those shares that, as part of the issue of new shares in the course of the acquisition of VoiceStream/Powertel, are held in trust for later issue and later trading as registered shares and/or American depositary shares (ADSs).

[l] Balance at the reporting date.

[m] Including treasury shares held by Deutsche Telekom AG.

[n] Before payments for the acquisition of network infrastructure and licenses in the United States totaling EUR 2.1 billion in 2005 and payments for the acquisition of licenses totaling EUR 3.3 billion in 2006.

U3

The strategic business areas of the Deutsche Telekom Group.

Mobile Communications.
T-Mobile wants to position itself clearly as the best-in-class provider of mobile communications services. Over the course of the year, the T-Mobile group of companies gained around 20 million new customers. The percentage of contract subscribers in business with new customers had increased to around 50 percent at the end of the year. Particularly in markets that are nearly mature and saturated in terms of subscriber lines sold, the drivers for growing use are optimum network quality, customer service tailored to customer groups, and products and services characterized by their ease of use.

Broadband/Fixed Network.
Competition on the German market is extremely tough, and T-Com leads the pack with more than 10 million DSL lines – up around 30 percent. Broadband growth is driven by integrated service packages and complete offerings that bundle voice and Internet communication. This is based on the further systematic expansion of the network infrastructure for ultra-fast Internet connections and a new management structure focused on customer needs.

billions of €	Change compared to prior year (%)[a]	2006	2005	2004
Total revenue	8.8	32.0	29.4	26.5
EBIT (profit from operations)	49.9	4.5	3.0	1.5
Depreciation, amortization and impairment losses	20.0	(5.4)	(6.7)	(7.0)
EBITDA[b, c]	1.7	9.9	9.7	8.5
Special factors affecting EBITDA[c]		(0.0)	(0.1)	0.1
EBITDA (adjusted for special factors)[b, c]	1.3	9.9	9.8	8.4
EBITDA margin (adjusted for special factors) (%)[a, b, c]	(2.3)	30.9	33.2	31.7
Cash capex[d]	(29.3)	(7.2)	(5.6)	(3.1)
Average number of employees (full-time equivalents, without trainees/student interns)	9.4	54,124	49,479	47,417

billions of €	Change compared to prior year (%)[a]	2006	2005	2004
Total revenue	(5.2)	24.7	26.0	27.0
EBIT (profit from operations)	(35.7)	3.3	5.1	5.5
Depreciation, amortization and impairment losses	4.1	(3.9)	(4.1)	(4.4)
EBITDA[b, c]	(21.8)	7.2	9.2	9.9
Special factors affecting EBITDA[c]		(1.6)	(0.7)	(0.3)
EBITDA (adjusted for special factors)[b, c]	(11.2)	8.8	9.9	10.2
EBITDA margin (adjusted for special factors) (%)[a, b, c]	(2.4)	35.5	37.9	37.6
Cash capex[d]	(32.4)	(3.3)	(2.5)	(2.1)
Average number of employees (full-time equivalents, without trainees/student interns)	(3.5)	108,956	112,872	115,292

[a] Calculated on the basis of millions for greater precision. Changes to percentages expressed as percentage points.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
[c] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non GAAP figures not governed by the International Financial Reporting Standards (IFRS) or U.S. GAAP Generally Accepted Accounting Principles. They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP. For detailed information and calculations, please refer to the "Development of business" section of the Group management report in this Annual Report.
[d] Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment in accordance with the cash flow statement.

U4

Net revenue by strategic business area a

51.0 % Mobile Communications

33.6 % Broadband/Fixed Network

14.8 % Business Customers

0.6 % Group Headquarters & Shared Services

Net revenue by geographic region a

52.9 % Germany

24.2 % Europe (excluding Germany)

22.3 % North America

0.6 % Other

Business Customers.

Deutsche Telekom’s business customers segment, T-Systems, offers the entire range of information and communications technology from a single source. It has comprehensive expertise from both worlds, which it employs to develop integrated ICT solutions – thus driving innovation in the industry. T-Systems supported 160,000 business customers during the reporting year. In an increasingly tough competitive environment, growth was driven by the integration of gedas AG and international business with IP-based communications solutions (Internet Protocol).

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for those operating activities that are not directly related to the core business of the Group. The Shared Services unit mainly includes Real Estate Services, whose activities focus on managing Deutsche Telekom’s real estate assets in Germany, as well as Vivento, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services.

billions of € Total revenue EBIT (profit (loss) from operations) Depreciation, amortization and impairment losses EBITDA b, c Special factors affecting EBITDAc EBITDA (adjusted for special factors) b, c EBITDA margin (adjusted for special factors) (%) a, b, c Cash capex d Average number of employees (full-time equivalents, without trainees/student interns) billions of € Total revenue EBIT (profit (loss) from operations) Depreciation, amortization and impairment losses EBITDA b, c Special factors affecting EBITDAc EBITDA (adjusted for special factors) b, c EBITDA margin (adjusted for special factors) (%) a, b, c Cash capex d Average number of employees (full-time equivalents, without trainees/student interns) Change compared to prior year (%) a (1.8) n. a. (4.0) ™(96.1) (22.4) (2.6) 0.4 (7.6) Change compared to prior year (%) a 4.8 n. a. (0.4) n. a. (20.3) (1.4) (5.9) (0.7) 2006 12.6 (0.9) (0.9) 0.1 (1.2) 1.2 9.7 (0.8) 55,687 2006 3.7 (2.0) (0.9) (1.1) (0.7) (0.4) (11.0) (0.5) 29,713 2005 12.9 0.4 (0.9) 1.3 (0.3) 1.6 12.3 (0.8) 51,744 2005 3.5 (0.8) (0.9) 0.1 0.4 (0.3) (9.6) (0.5) 29,931 2004 13.0 0.5 (1.0) 1.5 (0.1) 1.6 12.6 (0.8) 51,978 2004 3.5 (1.4) (0.9) (0.5) (0.0) (0.5) (15.5) (0.5) 32,872

Profile. With more than 100 million mobile customers, about 39 million fixed-network lines and some 12 million broadband lines, Deutsche Telekom is one of the world’s leading integrated telecommunications companies. We employ approximately 248,000 staff to deliver the full range of modern telecommunications products and services from a single source – fixed-network lines, mobile communications, and complex IT solutions.

In the 2006 financial year we successfully launched a series of innovations in the market. Mobile broadband access arrived with the introduction of HSDPA. Another milestone was the launch of Internet-based TV in Germany.

We generated around 47 percent of our revenues outside Germany in 2006, confirming that Deutsche Telekom is a genuinely international Group. We are committed to the principle of sustainability. Our activities in the field of social responsibility meet economic, social, and ecological criteria.

TO OUR SHAREHOLDERS

U2 Selected financial data of the Deutsche Telekom Group U3 The strategic business areas of the Deutsche Telekom Group

4 Letter to our shareholders

8 The Board of Management

10 Supervisory Board’s report

17 The Supervisory Board

19 Corporate governance

23 The T-Share

2 7 SERVICE . MORE THAN JUST A PROMISE

STRATEGIC BUSINESS AREAS

48 Mobile Communications

53 Broadband/Fixed Network

59 Business Customers

64 Group Headquarters & Shared Services

GROUP MANAGEMENT REPORT

70 Deutsche Telekom Group management report

73 Group organization

77 Group strategy and Group management

80 The economic environment

83 Development of business in 2006

93 Research and development

97 Employees

101 Sustainability and environmental protection

102 Risk and opportunity management

108 Highlights after December 31, 2006 109 Outlook

CONSOLIDATED FINANCIAL STATEMENTS

112 Consolidated income statement 113 Consolidated balance sheet 114 Consolidated cash flow statement

115 Statement of recognized income and expense 116 Notes to the consolidated financial statements 198 Auditor’s report

FURTHER INFORMATION

200 Supervisory board seats held by the members of the Board of Management

201 Other supervisory board seats held by the members of the Supervisory Board

204 Glossary

206 Index

207 Contacts/Financial calendar

U5 Deutsche Telekom worldwide

U7 Key data of the Deutsche Telekom Group

TO OUR SHAREHOLDERS

Letter to our shareholders

Dear shareholders,

2006 was a difficult, indeed a tough financial year. True, we recorded further growth in our increasingly important international business, particularly in the United States, but in our home market in Germany we were confronted with a dramatic jump in the intensity of competition and tighter regulation. One consequence of this was that we lost large numbers of customers and a great deal of revenue in our traditional fixed-network business. Revenues and margins in the German mobile communications market were also impacted by a rapid decline in prices.

New course set, initial successes achieved.

Against this background we had no alternative but to set a new course. So that’s what we did, most thoroughly, to prove to our customers that Deutsche Telekom is the best choice and, of course, to maintain the confidence of our shareholders.

The new calling plans we launched in the second half of the year are starting to bear fruit. We are nevertheless aware that we have a lot of hard work ahead of us. We are determined to strengthen our Group’s position in the market, not least by improving our customer care.

To do so, we will concentrate on four main areas:

– Improving competitiveness in Germany;

– Growing abroad with mobile communications;

– Mobilizing the Internet;

– Developing the ICT key account business further, but with a strategic partner yet to be determined.

As a broadband provider operating state-of-the-art technology, we want to make personal and social networking easier for our customers, whether they are at home, on the move, or at work. And what does that mean in detail? For example, that we want to make our rapid-Internet coverage as complete as possible; that we will use fixed network and mobile technologies, whichever is most suitable, to do so; that we will increasingly rely on affordable offers for communities, for example families, friends, and interest groups; that we want to make the Web 2.0 trend, where consumers shape “their” Internet and establish virtual communities, work for the development of our business; and that we are turning Internet-based television (IPTV) coupled with our telecommunications services into a mass market.

Setting the standards in customer care.

We see a great many opportunities, even in an area that is still much criticized – our customer service. Our goal is clear: We want to make Deutsche Telekom the most highly regarded service company in our industry and thus set ourselves apart from the competition. We are aware that we still have to improve a great deal to achieve this.

In a first step, we have integrated the management of all our sales and service activities for the German consumer market. We will also expand our retail network considerably with around 200 new T-Punkt stores. Another key focus is on our investment specifically in the improvement of our service processes. Our goals include improving our accessibility for the customer, satisfying the needs of more customers upon first contact, improving our customer service in terms of keeping appointments and deadlines for the installation of DSL and fault clearance, and ensuring the stability of our IT systems.

Customer care safeguards jobs in the long term.

The planned concentration of call centers, technical infrastructure units and technical customer service in independent units within the Group also contributes to improving our customer care within Germany. At the same time, we want to maintain as many jobs in the long term as possible. The key factor is that we have to get a grip on our clear productivity and cost deficits in these areas.

Quality improvements in sales and service in the eyes of the customer are the essential basis for us to succeed in the future. Innovative, customer-oriented products are equally important.

Competitive edge through leadership in innovation.

In 2006, we started to create a whole new foundation for the broadband products and services of tomorrow in the fixed network with VDSL. Top-quality Internet television is just one area we are working on. We will consistently continue to develop this important premium product and demonstrate to our customers its benefits over conventional television. On top of this, ADSL2+ technology will play a central role in our broadband strategy to equip as many towns, cities, and communities as possible with rapid network access in the short term.

We will also consolidate our position as an innovation leader in mobile communications. The fact that we had over a million customers for our T-Mobile@home service and, in particular, that we had over a million web’n’walk customers throughout Europe at the end of 2006 demonstrates how well our innovative mobile communications offers are being received. We are sure that the mobile Internet will continue to grow with the performance improvements we are planning in our mobile communications networks in 2007.

Innovation and excellent customer care – these are the guiding lights shaping T-Systems’ future business. T-Systems has strengths, both in telecommunications and in IT. The ICT growth sector, with products such as dynamic computing, is developing as the result of the intensifying convergence between IT and telecommunications. What is crucial is to have an international footprint and an appropriate size. Deutsche Telekom plans to further develop this business with international key accounts. It is looking to enter into a strategic partnership, however, to gain the necessary resources for successful development.

Adjusted financial targets largely achieved.

In the course of the year, in view of the enormous increase in competitive pressure, the Board of Management made a downward adjustment to its expectations for the Group’s financial results for 2006. By the end of the year, these revised expectations had largely been fulfilled.

At EUR 61.3 billion, net revenue is just short of the guidance issued in August. It rose by 2.9 percent over the prior-year figure of EUR 59.6 billion. Adjusted EBITDA was in line with expectations at EUR 19.4 billion. This is a decrease of 6.2 percent compared with the prior-year level of EUR 20.7 billion. Excluding the acquisition of additional mobile communications frequencies in the United States, we exceeded our expectations for free cash flow. At EUR 5.7 billion, free cash flow even exceeded the original guidance by more than 10 percent.

The results generated in 2006 despite the difficult competitive environment enable us to keep to our original plan of proposing to the shareholders’ meeting an attractive dividend of EUR 0.72 per share.

Healthy DSL business in Germany; international growth.

With regard to our DSL business and our international companies in particular, we were satisfied with the way in which we closed the 2006 financial year. In the fourth quarter, for example, we strengthened our position in the German broadband market. The long-prepared merger of T-Online into Deutsche Telekom was a crucial precondition. Customers took to the new bundled products right from the start.

TO OUR SHAREHOLDERS

Letter to our shareholders

In the last quarter of 2006, we recorded 878,000 net additions to our DSL customer base in Germany, 64 percent of whom subscribed to DSL directly with T-Com. This demonstrates how successful the new calling plans and bundled products have been that T-Com launched in September. The share of direct subscribers in the second quarter was just 4 percent, rising to 19 percent in the third quarter. By the end of the year, some 3.6 million customers had selected one of T-Com’s new 3 x 3 calling plans.

In all core mobile communications markets, we saw strong growth in the crucial contract customer segment in 2006. In Germany, for example, contract customers accounted for more than half of the total customer growth of 1.44 million. In the United Kingdom this figure was almost 80 percent of more than 920,000 customers, and in the United States it was more than 80 percent of the net growth of 3.35 million customers.

This good customer development confi rms we are on the right track. We expect continued growth in our international business. We have considerably improved our long-term growth prospects in the United States with the acquisition of additional spectrum.

Revised expectations for future business in Germany.

Following detailed analysis, our expectations for the German market have undergone a change since fall 2006. We expect the German broadband market to grow more extensively and, in particular, at a faster rate than original forecasts had assumed. At the same time, competition has become more intense. Developments in the mobile communications market, too, will require us to expend additional energy on maintaining our leading position in the market.

If we want our operations to be as successful in 2007 and the years to come as in the fourth quarter of 2006, ever fiercer competition will force us to step up our investments in the German broadband and mobile markets. This, plus the expected exchange rate developments, has led us to adjust our guidance for 2007. We expect a moderate rise in net revenue in the current year. Adjusted EBITDA is currently set to reach approximately EUR 19 billion, while free cash flow is expected to remain stable at the 2006 level.

Germany is our largest market and, at the same time, our biggest challenge. Despite intensive competition, it appears still to be a deliberate intention of regulatory policy that we should continue to lose market shares in our traditional telephony business. We will fight for every single customer, let me assure you. Greater emphasis on customer retention, innovative offers, better service and attractive prices are the tools we will use to achieve this goal. Our market share for DSL in particular will be a yardstick for our success. We have set ourselves a very ambitious target of claiming around half of the total market growth in this sector for ourselves.

2006 was a difficult year, and 2007 will certainly not be easier. But we have a clear concept to bring the Group forward. Of course, I would be delighted if this were to be reflected in our share price, which gave neither us nor our shareholders any reason to be satisfied in 2006. I would like to offer you my sincere thanks for the confidence you have placed in our Group. We will do all we can to honor your trust in us.

Bonn, February 2007

Sincerely,

René Obermann

Chairman of the Board of Management

Deutsche Telekom AG

The Board of Management of Deutsche Telekom AG in 2006/2007.

René Obermann.

Chairman of the Board of Management.

Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, in 1986 René Obermann set up the ABC Telekom trading company in Münster. In 1991 he became Managing Partner of Hutchison Mobilfunk GmbH, the successor company of ABC Telekom, and was Chairman of the company’s Managing Board from 1994 to 1998. Between April 1998 and March 2000, René Obermann was Managing Director, Sales at T-Mobile Deutschland, and then served as Chairman of the Managing Board until March 2002. From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG, responsible for European Operations and Group Synergies. René Obermann has been Member of the Deutsche Telekom Board of Management responsible for T-Mobile since November 2002, and was also appointed Chairman of the Board of Management of T-Mobile International AG in December 2002. On November 13, 2006, René Obermann took over as Chairman of the Board of Management of Deutsche Telekom AG.

Dr. Karl-Gerhard Eick.

Board member responsible for Finance, Deputy Chairman of the Board, and interim Member of the Board of Management, Human Resources since January 1, 2007.

Born in 1954. Dr. Eick studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988 he was employed in various positions at BMW AG in Munich – most recently as Head of Controlling in the Chairman’s department. From 1989 to 1991, he worked for WMF AG in Geislingen as Head of Controlling. Between 1991 and 1993, he headed the central unit for Controlling, Planning and IT at Carl Zeiss Gruppe in Oberkochen. Between 1993 and 1998, Dr. Eick was in charge of the Finance division on the Board of Management of Gehe AG, Stuttgart, a company of the Haniel group. In 1999 he moved to the group’s strategic management holding – Franz Haniel & Cie. GmbH, Duisburg – where he headed the board department for Controlling, Business Administration and IT. Since January 2000, he has been responsible for the Finance department on Deutsche Telekom AG’s Board of Management. In addition, he assumed temporary responsibility for the Company’s Human Resources department as of January 1, 2007.

From left to right: 9 Lothar Pauly, Timotheus Höttges, René Obermann, Dr. Karl-Gerhard Eick, Hamid Akhavan.

Timotheus Höttges.

Board member responsible for T-Com and Sales & Service.

Born in 1962. After studying business administration, Timotheus Höttges spent three years at the Mummert + Partner business consulting firm in Hamburg. In late 1992 he moved to the VIAG Group in Munich, where he held various commercial positions, most recently as a member of the extended management board responsible for Controlling, Mergers & Acquisitions, and was project manager in the merger of VIAG AG with VEBA AG to create E.ON AG. In September 2000 Timotheus Höttges moved to Deutsche Telekom, initially as Managing Director of Finance and Controlling at T-Mobile Deutschland, and from April 2002 to December 2004, as Chairman of the Managing Board of T-Mobile Deutschland. He then became Chief Sales and Service Officer at T-Mobile International. As such, he was responsible for Sales and Service in Europe. Timotheus Höttges has been Member of the Deutsche Telekom AG Board of Management since December 5, 2006 and heads the Broadband/Fixed Network strategic business area. He is also responsible for Deutsche Telekom’s domestic sales and service activities in the Company’s consumer business areas – T-Mobile and T-Com.

Hamid Akhavan.

Board member responsible for T-Mobile, Product Development and Innovation.

Born in 1961. After graduating in electrical engineering and computer science and receiving a Master’s degree from the Massachusetts Institute of Technology (MIT), Hamid Akhavan was employed with Teligent Inc., an international company providing fixed wireless access over broadband lines, where he held several executive positions, and a number of other technology companies. In September 2001, Hamid Akhavan moved to T-Mobile International and in December 2002, was appointed to the T-Mobile Board of Management as Chief Technology and Information Officer (CTO). In addition, in September 2006, he assumed the position of Deutsche Telekom Group CTO. Hamid Akhavan has been responsible for the Mobile Communications strategic business area on the Board of Management of Deutsche Telekom since December 5, 2006, and is also Chairman of the Board of Management of T-Mobile International AG & Co. KG. Moreover, he is in charge of the mobile communications subsidiaries in Western and Eastern Europe and has additional responsibility for ensuring an integrated marketing approach in Hungary, Croatia and Slovakia. His Group-wide tasks also include the fields of innovation and product development in the consumer segment.

Lothar Pauly.

Board member responsible for Business Customers and Production.

Born in 1959. A trained industrial business administrator, Lothar Pauly studied business management in Munich and joined Siemens AG after completing his studies. He was employed in different management areas at Siemens, including communications engineering and security electronics, circuit board and telecommunications technology. He also worked abroad, in Indonesia and Eastern Europe. Mr. Pauly joined Deutsche Telekom from Siemens AG, where he was most recently Chief Executive Officer (CEO) of the company’s Communications division. He has been a member of the Board of Management of the Deutsche Telekom Group since October 2005. As the Board member responsible for Business Customers and Production, he is in charge of the Business Customers strategic business area and has overall responsibility for the Deutsche Telekom Group’s global procurement, network engineering and IT activities. At the same time, Lothar Pauly is CEO of the Deutsche Telekom subsidiary T-Systems, which includes responsibility for the subsidiary’s Business Services and Enterprise Services units.

Supervisory Board’s report to the shareholders’ meeting 2007.

For Deutsche Telekom AG, the 2006 financial year was marked by the dynamic development of the telecommunications industry and market environment. The change in the Group’s forecast for the 2006 financial year announced on August 9, 2006 is one outcome of this development. The Supervisory Board intensively pursued its responsibility to oversee and advise the Board of Management on managing its business activities in compliance with statutory requirements.

Supervisory Board activities in the 2006 financial year.

As a legal requirement, the Board of Management regularly informed the Supervisory Board in written and oral form about management planning, business developments, and individual transactions of major importance to the Company and its principal subsidiaries and associates. The Supervisory Board also reviewed the current situation of the Company at regular intervals. Decisions of strategic importance were submitted to the Supervisory Board for review and approval. In particular, the development of the business was discussed in all of the Supervisory Board meetings. The Chairman of the Supervisory Board was also informed at regular intervals by the Board of Management, and especially its chair, about business activities and significant events.

TO OUR SHAREHOLDERS

Supervisory Board’s report

In addition to regular reports, the following issues were discussed and reviewed in detail by the Supervisory Board:

•	The development of the Group’s strategy;
•	The development of the regulatory and competitive environment, and the resulting actions associated with Group strategy and planning;
•	Corporate governance, particularly with a view to the recommendations and suggestions as outlined in the German Corporate Governance Code and as required by U.S. law (Sarbanes-Oxley Act);
•	The reorganization of responsibilities within the Board of Management and matters relating to the individual members of the Board of Management;
•	The development of the subsidiaries and associates of the Group, particularly T-Mobile USA following the acquisition of spectrum to expand the network infrastructure;
•

Results of the impairment tests according to FAS 141, 142 that must be carried out in regular intervals under American accounting standards (U.S. GAAP), and review of accounting methods used for intangible assets in accordance with German GAAP;

•	Development of staff requirements and workforce levels in the Deutsche Telekom Group;
•

Changes in the Group’s portfolio of shareholdings, specifically the completed acquisition of tele.ring in Austria, the acquisition of gedas AG, and the legal proceedings to acquire the remaining shares in mobile communications subsidiary PTC in Poland;

•	The implementation of the merger of T-Online International AG into Deutsche Telekom AG;
•

The status of major projects in the Deutsche Telekom Group, particularly Toll Collect and the Federal Employment Agency project (where Deutsche Telekom employees are assigned to help with the introduction of restructured benefits for the long-term unemployed).

Organization of the Supervisory Board’s activities.

To increase the efficiency of its work, and taking into consideration the specific requirements placed on the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders’ and employees’ interests):

The General Committee is responsible for preparing the meetings and major decisions of the Supervisory Board, as well as for all matters relating to the individual members of the Board of Management. It is made up of Dr. Thomas Mirow (from February 3, 2006), Lothar Schröder (from June 29, 2006), Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman). Volker Halsch and Franz Treml were members of the committee until January 16, 2006 and June 21, 2006 respectively.

The Finance Committee deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the chair of the Supervisory Board or the Supervisory Board as a whole for review and advice. The members of the Finance Committee are Lawrence H. Guffey (from September 1, 2006), Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt, Lothar Schröder (from June 29, 2006), Bernhard Walter, and Wilhelm Wegner. Dr. Hubertus von Grünberg was a member of the committee from February 3 to August 31, 2006. Volker Halsch and Franz Treml were members until January 16 and June 21, 2006, respectively.

The Audit Committee deals with issues relating to accounting and risk management, the requisite independence of auditors, the award of audit contracts to auditors, the stipulation of the main areas of emphasis of the audit, and fee-setting as well as, within the scope of mandatory German law, all tasks assigned to the Audit Committee under U.S. law for listed companies headquartered outside the United States. The members of the Audit Committee are Lawrence H. Guffey (from September 1, 2006), Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt, Lothar Schröder (from June 29, 2006), Bernhard Walter, and Wilhelm Wegner. Dr. Hubertus von Grünberg was a member of the committee from February 3 to August 31, 2006. Volker Halsch and Franz Treml were members until January 16 and June 21, 2006, respectively.

The Staff Committee deals with personnel matters at Deutsche Telekom AG, in particular the Company’s staff structure and human resources development and planning. The members of the committee are Dr Hubertus von Grünberg (from May 15, 2006), Lothar Schröder (from June 29, 2006; committee chairman), Wilhelm Wegner, and Dr. Klaus Zumwinkel. Dr. Dieter Hundt and Franz Treml (committee chairman) were members of the committee until May 3 and June 21, 2006, respectively.

The Mediation Committee required pursuant to § 27(3) of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG) performs the duties incumbent on it under the law. Its members are Dr. Hubertus von Grünberg (from May 15, 2006), Lothar Schröder (from June 29, 2006), Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman). Dr. Dieter Hundt and Franz Treml were members of the committee until May 3 and June 21, 2006 respectively.

The chair of each committee regularly informed the Supervisory Board of the content and results of committee meetings.

Meetings of the Supervisory Board.

In the 2006 financial year, the Supervisory Board held four regular meetings and one extraordinary meeting. The Supervisory Board also met for an in-depth conference with the Board of Management to discuss the Group’s strategic alignment. The General Committee of the Supervisory Board met eleven times during the reporting year. The Audit Committee held six and the Finance Committee one meeting in the 2006 financial year. The Supervisory Board’s Staff Committee met twice. There were also four joint meetings of the General and Finance Committees, and one joint meeting of the General and Audit Committees. The Mediation Committee did not meet in 2006. There were no events subject to reporting with regard to the frequency of the Board members’ participation in Supervisory Board meetings.

Conflicts of interest.

Ulrich Hocker has been a member of the Supervisory Board of Deutsche Telekom AG since October 14, 2006. He is also Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW). DSW represents and supports the interests of investors in various judicial and extra-judicial proceedings against Deutsche Telekom AG, particularly in appraisal rights proceedings associated with the merger of T-Online International AG into Deutsche Telekom AG and in proceedings connected with the valuation of real estate held by Deutsche Telekom AG. To ensure from the outset that no conflict of interest could arise in connection with proceedings conducted or supported by DSW against Deutsche Telekom AG, Mr. Hocker declared to the Supervisory Board that, as a member of the Supervisory Board, he would decline to receive reports or information, participate in decisions or attend Supervisory Board or committee meetings where matters in which DSW was representing or supporting interests against Deutsche Telekom AG were discussed. Mr. Hocker also stated that, where necessary, he would consult the chair of the Supervisory Board to determine how to address any conflict of interest.

TO OUR SHAREHOLDERS

Supervisory Board’s report

Corporate governance.

The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company’s shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company’s statutes. In December 2006, the Board of Management and Supervisory Board issued their annual declaration of conformity with the Corporate Governance Code. In addition, the Company’s corporate governance policy is also presented in a separate chapter of this Annual Report (pp. 19 – 22).

Changes in the composition of the Board of Management

With effect from midnight on November 12, 2006, Kai-Uwe Ricke resigned his position as Chairman of the Board of Management. The Supervisory Board appointed René Obermann as the new Chairman of the Board of Management of Deutsche Telekom AG with effect from November 13, 2006.

On December 5, 2006, Walter Raizner resigned his position as Board member responsible for Broadband/Fixed Network. At its meeting on December 5, 2006, the Supervisory Board appointed Timotheus Höttges as Board member responsible for T-Com and Sales & Service, and Hamid Akhavan as Board member responsible for T-Mobile and Product Development & Innovation, both with effect from December 5, 2006.

With effect from January 1, 2007, Dr. Heinz Klinkhammer resigned his position as Board member responsible for Human Resources and Labor Director of Deutsche Telekom AG. At the meeting of the Supervisory Board on December 5, 2006, Dr. Karl-Gerhard Eick was given temporary responsibility for the Human Resources Board department from January 1, 2007.

Changes in the composition of the Supervisory Board.

Shareholder representatives: With effect from midnight on January 16, 2006, Volker Halsch resigned his seat on the Supervisory Board. He was succeeded by Dr. Thomas Mirow who was appointed to the Supervisory Board by order of court in accordance with § 104(1) of the German Stock Corporation Act (Aktiengesetz – AktG) with effect from January 17, 2006. His appointment by court order was confirmed through a by-election at the shareholders’ meeting on May 3, 2006.

The shareholders’ meeting on May 3, 2006 marked the end of the tenure of Dr. Dieter Hundt, Hans W. Reich and Prof. Dr. Dieter Stolte. The shareholders’ meeting on May 3, 2006 voted Prof. Dr. Wulf von Schimmelmann, Ingrid Matthäus-Maier and Dr. Mathias Döpfner to succeed them on the Supervisory Board.

With effect from midnight on May 31, 2006, Dr. Hans-Jürgen Schinzler resigned his seat on the Supervisory Board. He was replaced by Lawrence H. Guffey who was appointed to the Supervisory Board by order of court in accordance with § 104(1) of the German Stock Corporation Act with effect from June 1, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, this appointment by court order is to be confirmed in an election at the 2007 shareholders’ meeting.

With effect from midnight on October 13, 2006, Dr. Mathias Döpfner resigned his seat on the Supervisory Board. He was replaced by Ulrich Hocker, who was appointed to the Supervisory Board by order of court in accordance with § 104(1) of the German Stock Corporation Act with effect from October 14, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, this appointment by court order is to be confirmed in an election at the 2007 shareholders’ meeting.

Employee representatives: With effect from midnight on June 21, 2006, Franz Treml resigned his seat on the Supervisory Board. He was replaced by Lothar Schröder, who was appointed to the Supervisory Board by court order, with effect from June 22, 2006.

The Supervisory Board would like to thank the former members of both Boards for the effort they committed to the good of the Company.

Review of annual financial statements of the parent company and consolidated financial statements for the 2006 financial year.

The annual financial statements, the consolidated financial statements, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, and the Board of Management’s proposal for appropriation of net income, which were all prepared and duly submitted by the Board of Management, together with the appropriate auditors’ reports were presented to all members of the Supervisory Board. The Supervisory Board reviewed the submitted documents.

The audit firms PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (Frankfurt/Main) and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (Stuttgart) audited the annual financial statements of Deutsche Telekom AG, the consolidated financial statements, and the management report of Deutsche Telekom AG and the Deutsche Telekom Group as of December 31, 2006, together with the bookkeeping system, in accordance with statutory provisions, and issued unrestricted audit certificates. In addition, the auditors reported personally on the above issues, as well as the U.S. financial statements prepared in accordance with 20-F, during the Supervisory Board meeting on February 28, 2007 and the preparatory meeting of the Audit Committee on February 27, 2007.

At its meeting on February 28, 2007, the Supervisory Board was informed about the results of the audit and raised no objections. In compliance with § 171 of the German Stock Corporation Act, the Supervisory Board examined the annual financial statements of the parent company and the consolidated financial statements of the Deutsche Telekom Group, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, the proposal on appropriation of net income, and the risk report, and approved the annual financial statements of the parent company and the consolidated financial statements. The annual financial statements are thereby approved. The Supervisory Board agrees to the Board of Management’s proposal on the appropriation of net income.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft also audited the report disclosing relations with affiliated companies (Dependent Company Report) that was prepared by the Board of Management in compliance with § 312 of the German Stock Corporation Act. The auditors reported on the results of their audit and issued the following audit certificate:

“Based on the results of our statutory audit and our judgment we confirm that

1. the actual information in the report is correct;

2. the Company’s compensation with respect to the transactions listed in the report was not inappropriately high.”

The Supervisory Board examined the Board of Management’s report disclosing relations with affiliated companies. It did not raise any objections to the Board of Management’s final statement contained in the report or to the results of the audits conducted by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft.

Note regarding information pursuant to §§ 289 (4) and 315 (4) of the German Commercial Code

(Handelsgesetzbuch – HGB).

Composition of issued capital: As at December 31, 2006, the share capital of Deutsche Telekom AG amounted to EUR 11,164 million, and was composed of 4,361 million no par value registered ordinary shares. Each share entitles the holder to one vote.

TO OUR SHAREHOLDERS

Supervisory Board’s report

Restrictions on voting rights and transfer of shares:

(a) Restrictions on voting rights conferred by Deutsche Telekom shares apply both to treasury shares and to so-called trust shares:

1,881,508 treasury shares were held at December 31, 2006. No voting rights are attached to the treasury shares.

21,519,255 trust shares were held at December 31, 2006. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trust’s existence. The shares issued to the trusts can be sold on the stock exchange on the instructions of Deutsche Telekom if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom AG.

The trust shares are connected with the acquisition of VoiceStream and Powertel in 2001. As part of the acquisition of VoiceStream, Deutsche Telekom AG issued 33,701,977 new shares from authorized capital to trusts, in favor of (i) holders of VoiceStream options entitling them to purchase VoiceStream shares, including employees of VoiceStream to whom options to purchase shares in Deutsche Telekom AG after the closing date may be granted under an agreement between Deutsche Telekom AG and VoiceStream as an incentive to remain with VoiceStream, (ii) holders of conversion rights on VoiceStream shares, and (iii) former holders of VoiceStream shares who exercised their right to a cash settlement as part of the takeover. Deutsche Telekom AG also issued 9,917,284 new shares to trusts in favor of holders of warrants, options and conversion rights entitling them to purchase Powertel shares.

(b) There are also restrictions on the transfer of shares arising from the agreement between shareholders. The Blackstone Group has given an undertaking to KfW Bankengruppe under a lock-up agreement to retain its shareholding acquired in April 2006 for at least two years. In addition, KfW Bankengruppe has agreed to a one-year lock-up with respect to further sales of its shares in Deutsche Telekom.

Equity interests exceeding 10 percent of voting rights: Deutsche Telekom AG, Bonn, is the parent of the Deutsche Telekom Group and also its largest operating company. Its shares are traded on several stock exchanges, including Frankfurt, New York, and Tokyo. At December 31, 2006, 63.72 percent of the shares were in free fl oat (2005: 62.51 percent), 14.83 percent were held by the Federal Republic of Germany (2005: 15.40 percent), and 16.87 percent were held by KfW Bankengruppe (2005: 22.09 percent). Accordingly, the shareholding attributable to the Federal Republic amounted to 31.70 percent (2005: 37.49 percent).

There are no shares with special rights conferring powers of control.

There is no voting control in accordance with § 289 (4) No. 5 or § 315 (4) No. 5 HGB.

Rules on the appointment and dismissal of members of the Board of Management and on amendments to the Articles of Incorporation: Members of the Board of Management are appointed and dismissed on the basis of §§ 84, 85 AktG. Amendments to the Articles of Incorporation are made pursuant to § 179 and § 133 AktG; the Supervisory Board is also authorized, without a resolution by the shareholders’ meeting, to adjust the Articles of Incorporation to comply with new legal provisions that become binding for the Company and to make changes that merely affect the wording.

Authority of the Board of Management to issue and buy back shares:

(a) The Articles of Incorporation authorize the Board of Management to increase the share capital with the approval of the Supervisory Board by up to EUR 2,399,410,734.08 by issuing up to 937,269,818 registered no par value shares for non-cash contributions in the period ending on May 17, 2009 (2004 authorized capital). The Articles of Incorporation also give the Board of Management the authority to increase the share capital, with the consent of the Supervisory Board, by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period ending on May 2, 2011. The new shares are to be issued for the sole purpose of granting shares to employees of Deutsche Telekom AG and lower-tier affiliated companies (employee shares) (2006 authorized capital).

(b) The shareholders’ meeting on May 3, 2006 authorized the Board of Management to purchase up to 419,807,790 shares in the Company by November 2, 2007, with the amount of share capital accounted for by these shares totaling up to EUR 1,074,707,942.40, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10 percent of the Company’s share capital. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or by third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom pursuant to § 17 AktG. The purchase may take place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders’ meeting of May 3, 2006, the Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG’s shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting.

Change of control clauses in key agreements entered into by the Company: The agreements entered into by Deutsche Telekom AG, which include a clause in the event of a takeover of Deutsche Telekom AG (change of control), principally relate to bilateral credit lines as well as to two loan agreements. In the event of a takeover, the individual lenders have the right to terminate the credit line and, if necessary, serve notice on it or demand repayment of the loan. A takeover is assumed when a third party, which can also be a group acting jointly, acquires control over Deutsche Telekom AG.

In addition, the members of the Toll Collect consortium (DaimlerChrysler Services AG and Cofiroute SA) have a call option in the event that the ownership structure of Deutsche Telekom AG changes such that over 50 percent of its share capital or voting rights are held by a new shareholder who previously did not hold them, and this change was not approved by the other members of the consortium. § 22 (1) of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) applies by analogy to the allocation of voting rights.

There are no compensation agreements in the event of a takeover bid.

The Supervisory Board would like to thank the members of the Board of Management and all of Deutsche Telekom’s employees for their commitment and dedication in the 2006 financial year.

Bonn, February 28, 2007

The Supervisory Board

Dr. Klaus Zumwinkel

Vorsitzender

TO OUR SHAREHOLDERS

Supervisory Board’s report

Members of the Supervisory Board

17

Members of the Supervisory Board of Deutsche Telekom AG in 2006.

Dr. Klaus Zumwinkel.

Member of the Supervisory Board

since March 7, 2003.

Chairman of the Supervisory Board

since March 14, 2003.

Chairman of the Board of Management

of Deutsche Post AG, Bonn.

Lothar Schröder.

Member of the Supervisory Board

since June 22, 2006.

Deputy Chairman of the Supervisory Board

since June 29, 2006.

Member of the ver.di National Executive Board,

Berlin.

Monika Brandl.

Member of the Supervisory Board

since November 6, 2002.

Chairwoman of the Central Works Council at Group

Headquarters/GHS, Deutsche Telekom AG, Bonn.

Josef Falbisoner.

Member of the Supervisory Board

since October 2, 1997.

Chairman of the District of Bavaria, ver.di trade union,

Munich.

Dr. Hubertus von Grünberg.

Member of the Supervisory Board

since May 25, 2000.

Serves as a member of Continental Aktiengesellschaft,

Hanover and other supervisory boards.

Lawrence H. Guffey.

Member of the Supervisory Board since June 1, 2006.

Senior Managing Director, The Blackstone Group

International Ltd., London.

Ulrich Hocker.

Member of the Supervisory Board

since October 14, 2006.

Manager in Chief, Deutsche Schutzvereinigung für

Wertpapierbesitz e.V. (DSW), Düsseldorf.

Lothar Holzwarth.

Member of the Supervisory Board

since November 6, 2002.

Chairman of the Central Works Council at T-Systems

Business Services GmbH, Bonn.

Waltraud Litzenberger.

Member of the Supervisory Board

since June 1, 1999.

Deputy Chairwoman of the Group Works Council

at Deutsche Telekom AG, Bonn.

Michael Löffler.

Member of the Supervisory Board

since January 1, 1995.

Member of the Works Council at Deutsche Telekom AG, Networks Branch Office, Dresden.

Ingrid Matthäus-Maier.

Member of the Supervisory Board since May 3, 2006. Chairwoman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main.

Dr. Thomas Mirow.

Member of the Supervisory Board since January 17, 2006.

State Secretary, Federal Ministry of Finance, Berlin.

Prof. Dr.-Ing. Wolfgang Reitzle.

Member of the Supervisory Board since February 10, 2005.

Chairman of the Executive Board of Linde AG, Wiesbaden.

Prof. Dr. Wulf von Schimmelmann.

Member of the Supervisory Board since May 3, 2006.

Chairman of the Board of Management of Deutsche Postbank AG, Bonn.

Dr. Klaus G. Schlede.

Member of the Supervisory Board since May 20, 2003.

Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne.

Wolfgang Schmitt.

Member of the Supervisory Board since October 2, 1997.

Head of Liaison Office, Deutsche Telekom AG, T-Com Headquarters, Bonn.

Michael Sommer.

Member of the Supervisory Board since April 15, 2000.

Chairman of the German Confederation of Trade Unions (DGB), Berlin.

Ursula Steinke.

Member of the Supervisory Board since January 1, 1995.

Expert consultant to the Works Council at Deutsche Telekom AG, Kiel.

Bernhard Walter.

Member of the Supervisory Board since May 27, 1999.

Former Chairman of the Board of Managing Directors at Dresdner Bank AG, Frankfurt/Main.

Wilhelm Wegner.

Member of the Supervisory Board since July 1, 1996.

Chairman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn.

The following individuals resigned from the Supervisory Board in 2006:

Dr. Mathias Döpfner.

Member of the Supervisory Board from May 3, 2006 to October 13, 2006. Chairman of the Board of Management of Axel Springer AG, Berlin.

Volker Halsch.

Member of the Supervisory Board from October 1, 2004 to January 16, 2006. Former State Secretary, Federal Ministry of Finance, Berlin.

Dr. sc. techn. Dieter Hundt.

Member of the Supervisory Board from January 1, 1995 to May 3, 2006. Managing Shareholder of Allgaier Werke GmbH, Uhingen. President of the Confederation of German Employers’ Associations (BDA), Berlin.

Hans W. Reich.

Member of the Supervisory Board from May 27, 1999 to May 3, 2006.

Former Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main.

Dr. jur. Hans-Jürgen Schinzler.

Member of the Supervisory Board from May 20, 2003 to May 31, 2006.

Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, Munich.

Prof. Dr. h.c. Dieter Stolte.

Member of the Supervisory Board from January 1, 1995 to May 3, 2006. Former Director General of ZDF (Zweites Deutsches Fernsehen), Mainz.

Franz Treml.

Member of the Supervisory Board from July 8, 2003 to June 21, 2006.

Deputy Chairman of the Supervisory Board from August 21, 2003 to June 21, 2006.

Former Deputy Chairman of ver.di trade union, Berlin.

TO OUR SHAREHOLDERS

Members of the Supervisory Board

Corporate governance

19

Corporate governance.

Sound, systematic corporate governance is particularly important for Deutsche Telekom, an international group with numerous subsidiaries and associated companies. Our Company adheres to national provisions such as the recommendations of the Government Commission for a German Corporate Governance Code as well as international standards applicable to listings on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes-Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In the 2006 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Deutsche Telekom Group as well as the contents of the Corporate Governance Code. During the reporting period, Deutsche Telekom AG fulfilled all of the Code’s recommendations. This was affirmed by the Supervisory Board and Board of Management of Deutsche Telekom AG on December 11, 2006 in a declaration on the Corporate Governance Code to the following effect:

Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG)

I. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of the most recent declaration of conformity pursuant to § 161 AktG on December 12, 2005, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 20, 2005 in the official section of the electronic Federal Gazette (Bundesanzeiger), without exception.

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006, without exception.

This declaration of conformity can be found on the Deutsche Telekom website (www.deutschetelekom.com) via the following path: Investor Relations/Corporate Governance/Declaration of Conformity. This website also provides access to the superseded Declarations of Conformity from previous years.

Deutsche Telekom AG and its shareholders.

Deutsche Telekom AG has around three million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company operates the T-Share Forum (Forum T-Aktie) which offers shareholders news on current developments and events on a regular basis. The Deutsche Telekom AG website (www.deutschetelekom.com) also contains extensive information for retail and institutional investors. The company newsletter, which appears at regular intervals, is another source of useful information for shareholders. The German-language newsletter can be ordered online at the Deutsche Telekom website (German section only).

Non-classified company information is published on the Deutsche Telekom website in German and English.

Shareholders are eligible to participate in the shareholders’ meeting and to exercise their voting rights at the shareholders’ meeting if they are entered in the shareholders’ register and have registered with the Company on time. Voting rights may also be exercised by a proxy. Deutsche Telekom AG is one of the first companies in Germany to broadcast its shareholders’ meetings over the Internet and to enable proxies to be appointed and voting instructions conveyed over the web. Voting instructions to Deutsche Telekom AG’s proxy voters can be changed via the online dialog even during the shareholders’ meeting, until shortly before votes are cast.

Cooperation between the Supervisory Board and the Board of Management.

The Supervisory Board and the Board of Management work closely together for the good of the Company and maintain regular contact. The Supervisory Board of Deutsche Telekom AG holds four regular meetings a year. In 2006 there was also one extraordinary meeting and an in-depth conference on the strategic alignment of the Company. The Board of Management keeps the Supervisory Board fully and regularly informed in good time of all relevant business developments, plans, and potential risks, as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The reporting obligations of the Board of Management have been specified by the Supervisory Board and go beyond statutory requirements. The activities of the Board of Management and the Supervisory Board are specified in separate Rules of Procedure. The chair of the Board of Management regularly exchanges information with the chair of the Supervisory Board.

Composition of the Board of Management.

Board of Management responsibilities are distributed across six Board departments. In addition to the central management areas assigned to the chair of the Board of Management, the Board member responsible for Finance, and the Board member responsible for Human Resources, three Board departments were established in December 2006 that combine business area-specific and Group-wide tasks: the Business Customers and Production board department, the T-Com, Sales and Service board department and the T-Mobile, Product Development and Product Innovation board department. As a rule, members of the Board of Management should not be older than 62 years of age.

Composition of the Supervisory Board.

The Supervisory Board of Deutsche Telekom AG consists of twenty members, ten representing the shareholders and ten representing the employees. The Supervisory Board members representing the shareholders are elected by the shareholders’ meeting by simple majority. As in previous years, the elections to the Supervisory Board were held on an individual basis at the shareholders’ meeting on May 3, 2006. In 2006, applications for the appointment of a Supervisory Board member by court order were limited to the period until the next shareholders’ meeting; this will remain so in the future. The Board members representing employees are elected by the employees according to the provisions of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG). The terms of office of the individual members of the Supervisory Board end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to any changes in requirements. For details about replacements of Supervisory Board members during the reporting period, please refer to the Supervisory Board’s report to the shareholders’ meeting on pages 10 –16 of this Annual Report. After careful study of the issue, the Supervisory Board is convinced that it has a sufficient number of independent members to provide impartial advice to and monitor the Board of Management by the Supervisory Board.

Tasks assigned to the Supervisory Board.

The Supervisory Board advises the Board of Management on issues concerning the governance of the Company and supervises and reviews its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The work of the Supervisory Board is specified in the Rules of Procedure. To clarify the reporting requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

In order to perform its tasks more effectively, the Supervisory Board has formed various committees: the Mediation Committee as required under § 27(3) MitbestG; the General Committee to deal with personnel matters of the Board of Management and prepare such issues and the meetings in general for the Supervisory Board; the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management; the Finance Committee to deal with complex financial issues and with budgets; and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with the annual financial statements before they are discussed by the entire Supervisory Board.

The committee chairs report to the Supervisory Board on a regular basis on the work of the committees. The chairman of the Audit Committee, Dr. Schlede, is particularly knowledgeable and experienced in the use of accounting standards and internal control procedures. He is also a financial expert within the meaning of the Sarbanes-Oxley Act. Dr. Schlede is not a former member of the Board of Management of the Company.

The Supervisory Board has set an age limit according to which, as a rule, no person shall be proposed at the shareholders’ meeting for election to the Supervisory Board if, during the term of office for which he or she is to be elected, that person would become 72 years of age.

To the extent permitted by law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate decision-making process in the interests of the Company.

The chair of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his or her organizational duties in the Supervisory Board, the chair of the Supervisory Board maintains regular contact with the chair of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company’s strategy, business developments, risk management policy and management measures, and to discuss these with the Board of Management. In this context, the chair of the Board of Management advises the chair of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

For further details on the work of the Supervisory Board and its committees, please refer to the Supervisory Board’s report to the shareholders’ meeting on pages 10–16 of this Annual Report.

TO OUR SHAREHOLDERS

Corporate governance

Avoiding conflicts of interest.

Board of Management members and Supervisory Board members are obliged to immediately disclose any conflicts of interest to the Supervisory Board. Any functions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to approval by the General Committee of the Supervisory Board. Conflicts of interest affecting members of the Supervisory Board in 2006 are covered in the Supervisory Board’s report to the shareholders’ meeting on pages 10 –16 of this Annual Report.

In addition to the provisions of § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG), the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and assure the necessary degree of transparency. Deutsche Telekom AG publishes details of any transactions subject to reporting obligations on the Internet at www.deutschetelekom.com under: Investor Relations/Corporate Governance/Directors’ dealings. For the 2006 financial year, no securities transactions subject to disclosure under § 15a WpHG were reported.

Total direct or indirect holdings of shares in the Company or associated financial instruments by members of the Board of Management and the Supervisory Board do not exceed 1 percent of the shares issued by the Company.

Risk management.

The management of opportunities and risks arising in connection with the Company’s business activities is of fundamental importance to the Board of Management and the Supervisory Board for professional corporate governance. Both the Board of Management and the Supervisory Board receive regular reports from the Risk Management department of the Company concerning current risks and their development. The risk management system in place at Deutsche Telekom AG is evaluated by the external auditors and is constantly being expanded and improved. The risk management system and in-depth discussion of the risk report from management are also an integral part of the meetings of the Audit Committee of the Supervisory Board. For details on risk management please refer to the relevant section of this Annual Report (pp. 102 –108).

Internal controls over financial reporting.

The 2006 financial year marked the first time Deutsche Telekom had to meet the strict requirements of the U.S. capital markets, specifically Section 404 of the Sarbanes-Oxley Act (S-OX404). To this end Deutsche Telekom implemented a system to assess the effectiveness of its internal controls over financial reporting and provided proof of its functionability in all parts of the Group. The system is monitored separately by Internal Auditing and independent auditors. It is also reviewed and updated at regular intervals by the Company.

Accounting and audit of financial statements.

An agreement has been reached with the company auditors that the chair of the Supervisory Board / the Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditors’ report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. According to this agreement, the auditors undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancy in the Declaration of Conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

Securities-based incentive systems.

Specific details of the securities-based incentive systems of the Company are contained in the notes to the consolidated financial statements on pages 178 –185 of this Annual Report under “Stock-based compensation plans” and on pages 191–196 under “Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.” These details given in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

Report on the compensation of the Board of Management.

The compensation of each member of the Board of Management is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into fixed and performance-related components and long-term incentives. For details please refer to pages 191–196 of this Annual Report under “Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.” These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report. A summary of the structure and main features of Board of Management compensation is given below.

The structure, amount and scope of the total compensation of the members of the Board of Management are determined by the General Committee of the Supervisory Board and reviewed on a regular basis. The compensation of the Board of Management members is comprised of various elements. It includes fixed as well as short- and longer-term variable components, various fringe benefits that are also detailed for each Board member in the notes and which are generally payable in the form of benefits in kind, insurance contributions or taxable non-cash benefits, as well as Board of Management pension entitlements.

The variable components include both components tied to the annual business results and long-term incentives containing risk elements.

The annual variable component is based on the extent to which each member of the Board of Management achieves the targets assigned to them by the General Committee of the Supervisory Board before the beginning of each financial year. If the targets associated with the variable elements of remuneration are achieved in full, around two thirds of the total remuneration will be variable and one third fixed.

Benefits based on the Mid-Term Incentive Plan are offered as long-term incentives containing risk elements. There are also entitlements from stock option plans (see below for details of the 2001 Stock Option Plan). The Mid-Term Incentive Plan of Deutsche Telekom AG (MTIP) is a Group-wide long-term compensation instrument for senior executives. The members of the Board of Management have participated in it since the 2004 financial year. The plan has a term of three years and is launched annually on a rolling basis for five years. It consists of two share-based, additive and equally weighted success parameters. For the 2006 financial year – as for 2004 and 2005 – one absolute and one relative plan target have been set. The absolute plan target is related to the increase in value of the Deutsche Telekom share. The relative plan target requires the total return of the Deutsche Telekom share to outperform the Dow Jones Euro STOXX Total Return Index.

No payments were made against the 2004 MTIP, as neither target was attained.

The 2001 Stock Option Plan was closed for the Board of Management already in 2004. Options granted to current and former members of the Board of Management from tranches of the 2001 Stock Option Plan can still be exercised, provided that the necessary conditions are met. For details please refer to the notes to the consolidated financial statements on pages 193 –194 of this Annual Report. These details are an integral part of this Corporate Governance report.

The terms of the agreements of the Board of Management members are linked to the term of appointment as a member of the Board of Management. To account for the Company’s entitlement to terminate the appointment without this constituting cause for the simultaneous termination of the service agreement, the agreements of all the members of the Group Board of Management contain a clause specifying the maximum severance amount payable to the Board members in the event of their departure in such circumstances.

The Board member’s agreements stipulate a clause prohibiting them from joining a competitor within one year after their departure.

The members of the Board of Management are on principle entitled to a company pension. The amount is based on their final salary, which means that Board of Management members receive a company pension based on a fixed percentage (between 5 and 6 percent)

of their last fixed annual salary for each year of service rendered prior to their date of retirement. The maximum pension entitlement, attainable after 10 years of Board of Management membership, is 50 (or 60) percent. The rights to benefits are generally vested in accordance with statutory provisions (or contractually vested immediately, in specific cases). Benefits are paid in the form of a lifelong old-age pension, an early-retirement pension, disability pension, and widow and orphans’ pension. All other required details can be found in the notes to the consolidated financial statements on pages 191–196 of this Annual Report under “Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.” These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

Members of the Board of Management receive no third-party remuneration for their activity as Board members.

For details of the compensation system and a specification of the long-term incentives containing risk elements, please refer to the notes to the consolidated financial statements, on pages 191–196 of this Annual Report under “Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB” or to the company website at www.deutschetelekom. com under Investor Relations/Corporate Governance/Incentive plans. These details in the notes to the consolidated financial statements are an integral part of this Corporate Governance report.

Report on the compensation of the Supervisory Board.

The compensation of the members of the Supervisory Board is specified in § 13 of the Articles of Incorporation. It takes account of the responsibilities and scope of activity of the members of the Supervisory Board, as well as the financial position and success of the Company. In addition to fixed compensation, the members of the Supervisory Board receive performance-related compensation based on the development of net profit per share. Performance-related compensation also includes variable components linked to the long-term performance of the Company. Special functions such as that of chair or deputy chair of the Supervisory Board and chair or member of any of its committees are taken into account.

The compensation of each member of the Supervisory Board is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into its individual components; for details please refer to pages 191–196 of this Annual Report under “Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.” These details in the notes to the consolidated financial statements are also an integral part of this Corporate Governance report.

No other remuneration was paid by the Company to the members of the Supervisory Board, or advantages extended for services provided individually, in particular advisory services or agency services.

The T-Share.
T-Share falls behind the market.

23

Most telecommunications shares underperform compared with world markets // T-Share generates high dividend yield of 5.2 percent

T-Share information

	2006	2005
Xetra closing prices (€)		
Share price at Dec. 31	13.84	14.08
Year high	14.49	16.84
Year low	10.84	13.80
Trading volume		
German exchanges (billions of shares)	7.8	6.0
New York Stock Exchange (ADRs) (millions of shares)	187	154
Tokyo Stock Exchange (millions of shares)	0.8	1.9
Market capitalization at Dec. 29 (billions of €)	**60.4**	**59.1**
Weighting of the T-Share in major stock indices at Dec. 31, 2006		
Dax 30 (%)	5.6	6.4
Dow Jones Euro STOXX 50® (%)	2.0	2.0
T-Share – key figures		
Earnings per share (basic and diluted) (€)	0.74	1.31
Proposed dividend (€)	0.72	0.72
Number of shares issued (millions, at year-end)	4,361.12	4,198.08

Capital markets environment.

The international stock markets turned in a very dynamic performance in 2006, with most of the key indexes rising substantially year-one-year. After a positive start, the majority of the indexes registered falls in May and June, but the markets stabilized in the second half and ended the year with the indexes at higher levels, particularly in Europe. This was helped by a number of mergers and acquisitions, good corporate earnings, and increased confidence on the part of business and consumers fueled by the positive trend in the economy. The DAX showed strong growth in the course of the year; the German benchmark index broke through the 6,000 barrier for the first time on April 3, although it then declined to a low for the year of 5,292 on June 13, only returning to a stable level above 6,000 from October onwards. The DAX ended the year on 6,597 points, an increase of 21.1 percent over the start of the year. Just before this, on December 28, it hit its annual high of 6,612 points.

Development of international indexes.

The Dow Jones Euro STOXX 50© rose by 14.3 percent in the course of the year. The Nikkei 225 showed weaker growth last year than previously, with an increase of 5.3 percent, while the Dow Jones Industrial grew much more strongly, finishing the year 14.9 percent up. The cautious mood in the domestic economy, and expectations of higher interest rates, initially triggered a high selling pressure. Growing confidence in the U.S. economy, the decision by the Federal Reserve Bank not to raise interest rates any further, and lessening fears of inflation, did however push the index up significantly in the second half of the year.

T-Share performance.

The T-Share ended a very volatile year on the exchanges at EUR 13.84, a fall of 1.8 percent against the start of the year. In the first half, the share performed just as weakly as other telecommunications providers, staying very close to the Dow Jones Europe STOXX Telecommunications© index. The poorer than expected figures published by some of Deutsche Telekom’s competitors initially dragged the entire telecommunications sector down.

The stake taken by the U.S. investor The Blackstone Group in Deutsche Telekom in April did give the T-Share some momentum, driving the price up to an annual high of EUR 14.50 on May 2. However, following the adjustment of the guidance for the remainder of 2006 and 2007, the price fell to its low for the year in August, hitting EUR 10.84. September saw a brighter mood around the T-Share, with the price recovering to top EUR 12.00 again from September 20. Up to the end of the year, the T-Share continued to grow in parallel with the sector index, ending the year at EUR 13.84. The many positive messages sent out by Deutsche Telekom in the course of the year had only a minor effect on the value of the T-Share. For example, the completion of the merger of T-Online International into Deutsche Telekom had already largely been factored into the price and hardly had an impact at all.

Dividend.

The Board of Management and Supervisory Board of Deutsche Telekom AG propose to this year’s shareholders’ meeting, to be held on May 3, 2007, the distribution of a dividend of EUR 0.72 per share for the 2006 financial year, resulting in a total dividend payment of EUR 3.1 billion.

Shareholder structure.

The shareholder structure of Deutsche Telekom changed during the 2006 financial year: On April 26, 2006, the private investment company The Blackstone Group acquired shares of Deutsche Telekom AG held by KfW (formerly Kreditanstalt für Wiederaufbau). The transaction was part of the continued sale of shares held by the Federal Republic announced previously. This transaction covered a total of around 192 million shares of the share capital. The EUR 2.3 billion mandatory convertible bond issued through DT Finance in February 2003 matured on June 1, 2006. The bond was converted at EUR 13.12, increasing the number of shares on June 1, 2006 by around 162.9 million. On August 25, 2006, Deutsche Telekom AG also completed the share buy-back program kicked off on August 14 in connection with the merger of T-Online International AG into Deutsche Telekom AG. As of August 25, approximately 62.7 million shares of the share capital were bought back at an average price of EUR 11.29 per share, totaling around EUR 708 million. This corresponds to the number of shares previously issued to former holders of T-Online International AG shares in connection with the merger. As of December 31, 2006, the Federal Republic’s shareholding (incl. KfW) was reduced to 31.7 percent. Free fl oat increased to 68.3 percent at the end of 2006, following these transactions and the exercise of stock options.

TO OUR SHAREHOLDERS

The T-Share

T-Share as compared to DAX, DJ Euro STOXX 50 © and DJ Europe STOXX Telecommunications ©

January 2 through December 29, 2006

140 130 120 110 100 90 80 70

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Deutsche Telekom DAX DJ Euro STOXX 50© DJ Europe STOXX Telecommunications©

T-Share as compared to other telecommunications companies

January 2 through December 29, 2006

140 130 120 110 100 90 80 70

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Deutsche Telekom France Télécom British Telecom Telefónica Telecom Italia KPN Vodafone

Shareholder structure

at December 31, 2006

50 % Institutional investors *

18 % Retail investors *

17 % KfW Bankengruppe

15 % Federal Republic

*	Total free float based on precise figures (December 2006).

Geographical distribution of free float *

at December 31, 2006

40 % Germany

30 % Rest of Europe

27 % USA/Canada

3 % Asia/Pacifi c

*	Total free float based on precise figures (December 2006).

Investor relations.

In the past financial year, Deutsche Telekom continued its intensive dialog with its target group of institutional and retail investors and financial analysts. At a total of six roadshows and around 170* individual and group sessions throughout Europe, Asia and North America, top management personally presented the Group strategy, the financial position of the Company and the quarterly and annual financial figures. In connection with the successful participation of T-Mobile International AG in Auction 66 at the beginning of October 2006, and the resulting acquisition of UMTS licenses for the U.S. market, Deutsche Telekom AG ran an additional roadshow for analysts and investors in New York. Direct communication with the capital markets was also proactively maintained at the CeBIT Investors’ Day in Hanover and the analysts’ conferences in Bonn, and by a presence at a total of 11 international investors’ conferences.

Comprehensive online services were again available to Deutsche Telekom AG’s shareholders in the past financial year: Upon request, shareholders will have the option of receiving notifications regarding the shareholders’ meeting by e-mail in 2007, too, as well as of using the online dialog to set up their own personal profiles. They can then order tickets for the shareholders’ meeting using their personal access password; and shareholders not attending in person can appoint a proxy or issue instructions while the shareholders’ meeting is in progress, until shortly before votes are cast.

The Internet dialog will therefore facilitate the ongoing expansion of electronic communication with shareholders.

The newsletter of the T-Share Forum (Forum T-Aktie), reporting on the Group’s financial statements and most recent quarterly results, is available for download from the IR website (in the German-language section only at “Service Privatanleger”). It also covers significant developments and events as well as the Group strategy, and contains special offers for subscribers to the T-Share Forum. The free newsletter, which is published on a quarterly basis, can also be sent out in a printed version upon request.

Shareholders and other persons interested in the T-Share again took advantage of the opportunity to enter into dialog with representatives of the Group in 2006 through the various communication channels offered by the T-Share Forum. The Forum, which handled around 48,000 requests in 2006, is available on weekdays from 8 a.m. to 6 p.m. at + 49 (0) 228 181 88333 (fax + 49 (0) 228 181 88339) or by e-mail on forum-taktie@telekom.de to answer any questions from retail investors relating to Deutsche Telekom.

*	Because of the change of top management in November 2006, the Q3 results roadshow did not take place.

Service.

More than just a promise.

Millions of voices.

Our customers’ desires are our company’s lifeblood. We need to keep our ears open, identify our customers’ needs and recognize new trends early in the game. Our aim is to continuously improve our understanding of our customers and their understanding of us. As a competent partner for our customers, we will enable them to experience innovative communications – both at work and at play.

I want service 24/7 and a faster fix for my problem. Yet another new technology! Who can tell me what I really need to buy ? Why can’t they just explain the products to me in clear and simple terms – so that I can use them properly that same afternoon? My dream? Integrated communication packages that make my life simpler. Looking at the competition, I would like to see more attractive offers and better prices. I would like Deutsche Telekom’s employees to be friendly and polite every time I have to deal with them. Wouldn’t it be so much easier if we, the customers, just had one contact for all our questions – from fixed lines through to mobile phones ? Our company’s growing really fast right now. How can we network our locations – effectively and without it costing the earth? When I call the hotline, I want to get through to a real person, not just that anonymous computer voice. Whenever we drop by the T-Punkt store at the weekend, we always have to wait for ages before someone serves us. Why aren’t there more sales assistants – in particular at times when they know that they’ll have lots of customers? I want transparent costs – that’s why I want easy-to-understand information on prices. I want better advice, in particular on the phone. I really don’t like just being passed along the chain, getting different information from every employee I speak to.

I want service 24/7 and a faster fix for my problem. Yet another new technology! Who can tell me what I really need to buy ? Why can’t they just explain the products to me in clear and simple terms – so that I can use them properly that same afternoon? My dream? Integrated communication packages that make my life simpler. Looking at the competition, I would like to see more attractive offers and better prices. I would like Deutsche Telekom’s employees to be friendly and polite every time I have to deal with them. Wouldn’t it be so much easier if we, the customers, just had one contact for all our questions – from fixed lines through to mobile phones ? Our company’s growing really fast right now. How can we network our locations – effectively and without it costing the earth? When I call the hotline, I want to get through to a real person, not just that anonymous computer voice. Whenever we drop by the T-Punkt store at the weekend, we always have to wait for ages before someone serves us. Why aren’t there more sales assistants – in particular at times when they know that they’ll have lots of customers? I want transparent costs – that’s why I want easy-to-understand information on prices. I want better advice, in particular on the phone. I really don’t like just being passed along the chain, getting different information from every employee I speak to.

? Mr. Obermann, what does service mean to you ?

Service has to make the complex technology behind our products simple and easy to use. A service mindset means all employees have to be highly competent, friendly and committed. I am convinced that service has to be very clear, something you can feel wherever there is contact with the customer.

? You have a real service mindset yourself.

When did that develop?

Twenty years ago when I still had my own company. As an entrepreneur you know that if you don’t offer your customer the right service, you’re not going to survive on the market for long. That’s not something you forget in a hurry. My experience in other countries – particularly at T-Mobile USA – also taught me a lot. We can all learn a great deal from one another in the Group.

Service is our future.

An interview with René Obermann.

? Service, or customer care in other words, is nothing new.

Where do you want to start?

Every day we have to ask: What is stopping us from being the most highly regarded service company in our industry? The best source for that information is our customers themselves and our frontline colleagues. We have to understand these employees, know their work-flows, and ensure that our message gets across at a grass roots level. Then we can understand our customers. That means we have to learn from our employees on the ground.

? Have you been out on the ground?

I am regularly on the move, as are my Board of Management colleagues. Recently I was on the road with service technicians. But I also visit call centers and T-Punkt sales outlets. We on the Board listen carefully both to our customers and to our employees. Here’s just one example: When I accompanied one of our employees in Berlin, I learned that he didn’t transmit customer data rapidly via UMTS, but by GPRS. Since then, we have replaced the old cards with new, faster ones. That way, the technician spends less time transmitting data and can devote more time to the customer.

? Let’s get down to detail: What’s the first thing you want to improve?

First of all we have to make it easier for our customers to reach us, get better at keeping appointments and polish up our customer service in Germany. We will therefore be optimizing our technical equipment and workflows. We expanded our network of T-Punkt sales outlets to nearly 600 in 2006. Current plans call for another 200 or so shops, and we want to increase the number of employees on the ground by 1,500. Plus, based on the success of our first Call Center of the Future, we intend to open more of these call centers that have been designed with the agents’ needs in mind. We also intend to improve our IT processes.

? Will that be enough?

True service is more than a promise, more than just a series of individual activities. Service is a mindset. If you’re going to be a service-oriented company, you’ve got to embody a service culture. We have achieved initial milestones with the new management structure at T-Com and T-Mobile as well as Sales & Service in Germany. We have put a cross-divisional management team in place and successfully integrated the change of perspective in our corporate structure. The most important perspective is no longer that of the strategic business area, but the customer’s perspective. That’s enormously important, as it places a much stronger emphasis on our service and sales functions and anchors them accordingly in our management structures. We have therefore incorporated the improvement of the quality of our services in our Group targets: The satisfaction of our customers is the yardstick by which all our executives, including myself, want to be measured.

? Mr. Obermann, you say that service and customer care are Deutsche Telekom’s future. Why do you think customer care is so important?

Our industry is characterized by complex, fast-moving developments in technology. Not to mention the market, where competition is constantly intensifying. Customer care is becoming a key element in three areas: customer acquisition, customer retention, and increased usage of our services. And this will make service a revenue and profit driver.

A Service Provider And a partner.

The world of communications is becoming increasingly complex. Technology is developing at a rapid pace. At the same time, it is becoming more and more difficult for users to keep up. That’s where Deutsche Telekom comes in: We want to guide our customers with professional service and we can square the circle when it comes to technological competence. Being the first port of call and a reliable adviser in all areas means you have to give your customers a sense of security – that your customers know that their needs and desires are always in safe hands. Deutsche Telekom wants to offer the best service in the industry. No matter where – no matter when. That won’t happen overnight, but we’re making rapid progress. What do our customers want ? Answering that question is what drives us at Deutsche Telekom.

Simple

friendly

We want to take a whole host of potential solutions and find the best one – because our customers want to go to a single provider for the right products and outstanding services. Our goal: customer care that is as personal as it is comprehensive. We’re working on it.

easy to understand

convenient

Is it a challenge? Yes. Is it beyond us? No.

It may not look spectacular, but high-tech telecommunication and state-of-the-art IT means that many components have to interact intelligently. Just like with the installation of this large conference room – we often have to work to a tight timeframe, and often at extremely short notice. In some cases the demands are high, and conditions are not ideal at the outset. However, we still have to be able to fix even the biggest of problems. Fast.

In cases like that, professional teamwork is a must, as is carefully considered logistics. The success of a project depends to a great extent on precise preparation. Our service specialists have everything planned out long before the first cable is laid and the computers are connected. No matter whether it’s a routine job or a seriously big deal, at Deutsche Telekom service means excellence – from personalized advice to reliable implementation and beyond, all to our customers’ satisfaction.

Some wishes are relatively easy to fulfill, while others represent a challenge to our technical expertise. In both cases, it is not the job itself, but the solution that makes the difference. And we measure that in terms of the benefit it generates for the customer. Together with Deutsche Bahn and other technology partners, for example, we have brought the Internet to the rails. Our innovation allows travelers on selected high-speed ICE trains to use the Internet just as quickly and conveniently as if they were at home. We don’t care whether they’re working, surfing, or playing – we only care that it works perfectly.

In touch wherever you are.

Service with a smile. What can we learn from each other ?

In January 2007 T-Mobile USA has been recognized by J. D. Power & Associates for the fifth time in a row for highest ranking customer service in wireless. “Building an exceptional service culture is a journey, not a destination,” concludes Sue Nokes, Senior Vice President, Sales and Customer Service, T-Mobile USA, Inc.

Referring to her experience at T-Mobile USA, Sue Nokes states: Building an exceptional service culture creates a win-win-win for customers, employees and the business. Customer satisfaction is high because the world-class service they receive enables them to stay connected to those who matter most. Employees are more satisfied being a part of a winning team and working in an environment that develops leaders who recognize their achievements and help them pursue their personal and professional goals. And the business benefits through happy and loyal customers, through happy and loyal employees who are committed to the success of the business and to serving customers. Ultimately, the business benefits through operational efficiencies gained from leveraging feedback from both customers and employees. To build an exceptional service culture, the entire enterprise must be aligned and focused on supporting our frontline employees, providing them with the proper tools, training and information so that they are best positioned to deliver our brand promise by providing a superior customer service experience. When they are successful, our customers are the real winners.

Service

is a mindset.

The ground is prepared. But what are the goals ?

Establishing a service-oriented mentality. Creating a service culture.

Becoming a highly service-oriented company.

Service. Customer acquisition and customer loyalty depend on the quality of service. Serving more than 33 million fixed-network customers through T-Com and some 31 million mobile customers through the market leader T-Mobile Deutschland, Deutsche Telekom is looking after a lot of people in its domestic market.

Our focus is on service and a service mindset. Service quality is particularly important in areas where we are in direct contact with our customers. That is why we expanded our network of T-Punkt sales outlets to a total of nearly 600 stores and plan to open some 200 new stores where we want to provide 1,500 employees with new jobs. We are thus strengthening our frontline teams. At the same time, we are also strengthening our indirect sales activities via retail partners.

The services provided by our technical customer service represent another direct point of contact between Deutsche Telekom and its customers. With more than 24,000 technical customer service employees, this is the largest European service organization for installing and servicing lines, terminal equipment and telecommunications solutions. Deadline compliance is a key criterion for fault clearance and installation jobs. That is why we manage the deployment of our technicians via a new order management system. Our service staff is linked with the system via notebook computers and the T-Mobile high-speed network.

We will also enhance the availability and, at the same time, the efficiency of our call centers. The experience we have gained with our first Communication Center of the Future since September 2006 has been thoroughly positive. This ultra-modern call center is pioneering not only at national, but also at international level. The technical equipment, as well as the reorganized work processes help our employees to significantly boost the quality of their work. We will have set up eight of these centers by the end of 2007.

Dynamic markets such as the telecommunications market depend on innovation in products and services. With VDSL and IPTV, for example, we are developing a completely new market. These technologies for tomorrow’s Internet will migrate the entire range of telecommunications and media use to a single access line. Our aim is to offer top-quality broadband network access – convenient and easy to use both in fixed-network and mobile communications.

STRATEGIC BUSINESS AREAS

48 Mobile Communications

53 Broadband/Fixed Network

59 Business Customers

64 Group Headquarters & Shared Services

48

Mobile Communications. On track for success with customer service strategy.

More than 100 million customers for the first time // Revenues up approximately 9 percent in 2006 // Broad network expansion for high-quality voice and data communications // web'n'walk taps mass market for mobile Internet // Good price-performance ratio brings new growth opportunities // Major milestones mark path to industry leadership

Mobile Communications: Development of operations

	2006 millions of €	2005 millions of €	Change millions of €	Change %
Total revenue[a]	**32,040**	**29,452**	**2,588**	**8.8**
Of which: T-Mobile Deutschland	8,215	8,621	(406)	(4.7)
Of which: T-Mobile USA	13,628	11,887	1,741	14.6
Of which: T-Mobile UK	4,494	4,153	341	8.2
Of which: T-Mobile Hungary	1,050	1,090	(40)	(3.7)
Of which: T-Mobile Netherlands	1,138	1,064	74	7.0
Of which: T-Mobile Czech Republic	1,043	938	105	11.2
Of which: T-Mobile Austria[b]	1,149	885	264	29.8
Of which: T-Mobile Croatia	556	512	44	8.6
Of which: T-Mobile Slovensko	429	378	51	13.5
Of which: PTC[c]	305	-	-	-
Of which: Other[d]	198	174	24	13.8
EBIT (profit from operations)[e]	4,504	3,005	1,499	49.9
EBIT margin[e] (%)	14.1	10.2		
Depreciation, amortization and impairment losses	(5,358)	(6,696)	1,338	20.0
EBITDA[f]	9,862	9,701	161	1.7
Special factors affecting EBITDA[f]	(40)	(71)	31	43.7
Adjusted EBITDA[f]	9,902	9,772	130	1.3
Adjusted EBITDA margin[f] (%)	30.9	33.2		
Cash capex[g]	(7,247)	(5,603)	(1,644)	(29.3)
Number of employees[h]	54,124	49,479	4,645	9.4

[a] The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
[b] Including the first-time consolidation of tele.ring from the end of April 2006.
[c] Fully consolidated as of November 1, 2006.
[d] "Other" includes revenues generated by T-Mobile Macedonia and T-Mobile Montenegro. T-Mobile Montenegro fully consolidated as of the second quarter of 2005.
[e] EBIT is profit/loss from operations as shown in the income statement.
[f] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the "Development of business" section in the Group management report.
[g] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[h] Average number of employees.

STRATEGIC BUSINESS AREAS

Mobile Communications

The mobile communications market is becoming tougher. Due to spiraling market saturation in many countries, the mobile communications markets are faced with more intense competition and price pressure. New growth opportunities are opening up as mobile voice communications increasingly replace fixed-line calls and the use of mobile data services based on modern broadband technology spreads. These trends led T-Mobile once again in 2006 to pursue a service strategy that is clearly oriented towards the needs of customers. Deutsche Telekom’s mobile communications arm focused on expanding the mobile network further and rolled out a broad range of attractive services and rate plans, thus solidifying its position as the third largest mobile services provider in terms of revenue on the international market in the past financial year.

Still on track for growth.

2006 saw T-Mobile International continuing the previous year’s successful growth. Over the course of the year, the T-Mobile group of companies gained around 20 million new customers. As of the end of the year, 106.4 million customers had taken advantage of the services of the mobile communications provider. Fixed-term contract subscribers accounted for an increasing portion of new customer business, coming in at approximately 50 percent as of December 31, 2006.

Total revenue rose to EUR 32 billion. This represents an increase of some 9 percent over the previous year. Data business in particular experienced a very positive trend. During the reporting year, new data services (excluding the text message service, SMS) generated well above EUR 1 billion in revenue. Moreover, the Polish mobile communications subsidiary PTC was consolidated for the first time as of November 2006. PTC serves 12.2 million customers and earned total revenue of EUR 1.8 billion in 2006.

Additions to the T-Mobile family of brands.

During the past financial year, T-Mobile gathered more subsidiaries under its umbrella brand. MobiMak, the leading mobile communications provider in Macedonia, changed its name to T-Mobile Macedonia in September 2006. Around the same time, the Montenegrin mobile services provider MONET renamed itself T-Mobile Montenegro. This name switch came about through the migration of Telekom Montenegro, a majority shareholding of Magyar Telekom in Hungary, to the T-brand. The two rebrandings allowed T-Mobile to once again strengthen its already excellent footprint in important Eastern European growth regions.

Mobile Communications: Customer figures

millions Mobile customers (total) a. b. c Europe a, b, c USA (T-Mobile USA) T-Mobile Deutschland T-Mobile UK a PTC b T-Mobile Austria c T-Mobile Netherlands T-Mobile Czech Republic T-Mobile Hungary T-Mobile Croatia T-Mobile Slovensko Other countries d 2006 106.4 81.4 25.0 31.4 16.9 12.2 3.2 2.6 5.0 4.4 2.2 2.2 1.3 2005 (pro forma) 97.8 76.2 21.7 29.5 17.2 10.2 3.1 2.3 4.6 4.2 1.9 2.0 1.1 Change % 8.8 6.9 15.4 6.4 (1.5) 19.9 2.0 10.1 9.0 5.7 13.4 8.9 17.7

One mobile communications card corresponds to one customer. Organic customer growth is reported for better comparability.

a Including Virgin Mobile.

b PTC has been consolidated since 11/2006; historic figures are shown and included in the totals in order to illustrate organic customer trends.

c tele.ring has been consolidated since 5/2006; historic figures have been adjusted and included in the totals in order to illustrate organic customer trends.

d “Other countries” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

Mobile Communications: Mobile customers of fully consolidated subsidiaries millions

110 100 90 80 70 60 50 40 30 20 10

58.6 66.2 77.4 86.6 106.4

2002 2003 2004 2005 2006

50

Consistent service orientation.

The positive business development of T-Mobile is for the most part a result of the Save for Growth efficiency program and of the Deutsche Telekom business unit's consistent orientation towards customer service. The company increased revenue and tapped new areas of business on the strength of attractive offerings and economical rate plans. T-Mobile intends to pursue this course against the backdrop of changing markets, above all by focusing on boosting usage of its services and customer loyalty. T-Mobile strives to become the most highly regarded service company in the industry by providing outstanding, high-quality services. For T-Mobile, the best possible service is a basic characteristic that distinguishes it from the competition, one that encompasses far more than friendly customer service and solid advice. Service also includes a powerful mobile communications network that functions as the basis for all wireless services, along with transparent pricing that offers excellent value for the price and innovative services that offer customers true added value, such as its web'n'walk product providing access to the open Internet.

Focus on excellent network performance and quality.

Mobile communications networks provide the platform for all T-Mobile voice and data services. The coverage, capacity and reliability of these networks are crucial to recruiting customers and retaining them over the long term. Excellent quality, high bandwidths, seamless transition between various wireless systems, high network availability and extensive coverage remained focuses of the company's network strategy during the reporting year. Besides the continuous expansion of coverage of both the GSM and the UMTS networks, T-Mobile also improved the quality and economic efficiency of the GSM (Global Systems for Mobile Communications) platforms with a step-by-step modernization of the network elements.

Capacity usage during the FIFA World Cup 2006™ is striking proof of the capabilities of the mobile networks. At almost 500 gigabytes per day, the total data volume transmitted via T-Mobile's network during the sports event was significantly greater than in previous months. 11 percent more SMS messages and 18 percent more MMS messages were sent via the T-Mobile network compared to the usual daily figures.

Broadband quality for mobile data transmission.

So as to offer customers high quality in wireless data communications, T-Mobile launched widespread use of the HSDPA (High Speed Downlink Packet Access) technology in UMTS networks during the financial year. In an initial expansion stage, this technology increases the bandwidth for data transmissions on the UMTS network to as much as 1.8 megabits per second (Mbit/s). T-Mobile introduced HSDPA throughout all UMTS networks of Germany, the UK, the Netherlands and Austria. The result was more widely available fast mobile data transmission – in Germany, for example, to more than 60 percent of the population. The second expansion stage, with bandwidths of up to 3.6 Mbit/s, was launched at the end of 2006.

Mobile Communications: Percentage of fixed-term contract customers in Europe

%	2006	2005 (pro forma)
Mobile customers (total)[a, b, c]	49.8	47.3
Europe[a, b, c]	39.0	36.6
USA (T-Mobile USA)	84.7	84.9
T-Mobile Deutschland	48.1	48.4
T-Mobile UK[a]	22.0	17.4
PTC[b]	37.1	34.3
T-Mobile Austria[c]	61.7	59.4
T-Mobile Netherlands	52.4	52.7
T-Mobile Czech Republic	35.8	27.8
T-Mobile Hungary	34.9	31.6
T-Mobile Croatia	25.7	21.9
T-Mobile Slovensko	43.8	38.9
Other countries[d]	17.6	15.7

One mobile communications card corresponds to one customer. Organic customer growth is reported for better comparability.

[a] Including Virgin Mobile; adjustment in 2005 (transfer of 457,000 fixed-term contract customers to pay-as-you-go).

[b] PTC has been consolidated since 11/2006; historic figures are shown and included in the totals in order to illustrate organic customer trends.

[c] tele.ring has been consolidated since 5/2006; historic figures have been adjusted and included in the totals in order to illustrate organic customer trends.

[d] "Other countries" includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

T-Mobile Hungary provides urban areas with HSDPA; T-Mobile Czech Republic, which has been offering its customers fast mobile Internet based on UMTS TDD (Time Division Duplex) for some time, launched an HSDPA pilot project in Prague during 2006. In Slovakia, T-Mobile Slovensko provides mobile Internet connections at speeds of up to 5.3 Mbit/s with its Fast Internet service. This service, based on FLASH-OFDM (Fast Low-latency Access with Seamless Handoff – Orthogonal Frequency Division Multiplexing) technology, already allows T-Mobile to reach 70 percent of the Slovak population.

High speed, across the board.

Joining HSDPA as another central component of T-Mobile's broadband strategy is the GPRS-based EDGE (Enhanced Data Rates for GSM Evolution) technology. EDGE accelerates mobile data transfer to a speed that is up to four times that of ISDN – even in areas without UMTS coverage. T-Mobile Deutschland will have upgraded most of its GSM network to the EDGE standard within the next twelve months. This will allow T-Mobile to offer wireless data transmission at broadband speeds across its entire service area – not just in urban zones.

STRATEGIC BUSINESS AREAS

Mobile Communications

World’s largest public WLAN network.

In 2006, T-Mobile continued to expand its public WLAN product, HotSpot. Together with T-Com, T-Mobile now offers the world’s largest wireless LAN network in terms of WLAN locations. With the inclusion of service offerings by T-Mobile’s roaming partners, more than 33,000 wireless hotspots worldwide are available to users. In Germany, T-Mobile partners with the German railway system, Deutsche Bahn, to underscore its role as an innovation leader in WLAN technology. Its Railnet service allows passengers to access the Internet via WLAN while they travel in ICE trains. In a similar project in the UK, T-Mobile offers WLAN access in express trains in the greater London area.

Excellent network quality.

T-Mobile continued to consistently enhance the quality and efficiency of its networks during the reporting period. T-Mobile Deutschland launched a comprehensive update project for its GSM network, which targets both enhanced quality and cost savings in the field of network operations. The annual quality test of the leading German trade magazine “connect” once again awarded T-Mobile the highest score for a GSM network in October 2006. At the beginning of 2006, “connect” readers voted T-Mobile Mobile Communications Network

Operator of the Year for the seventh time in a row. In order to significantly improve voice and sound quality during mobile calls, T-Mobile is pushing forward with the development and introduction of the innovative AMR Wideband (Adaptive Multi Rate) speech coding standard.

New frequency range in the USA is fertile ground for future business development.

T-Mobile USA is well positioned for further expansion in the North American growth market. In Auction 66, as it is known, the U.S. subsidiary in 2006 acquired large amounts of additional data and voice frequency packages. T-Mobile USA purchased a total of 120 licenses nationwide in various regional classes for an amount equivalent to approximately EUR 3.3 billion. Specifically, this enabled the T-Mobile subsidiary to more than double its available frequency spectrum in the top 100 U.S. markets. The roll-out of the mobile broadband network has already started; it will continue to be a focus into 2007 and 2008. T-Mobile USA estimates total costs until 2009 at about EUR 2.1 billion.

Network consolidation in Austria.

Following the merger between T-Mobile Austria and tele.ring, the mobile communications networks have also been in the process of integration since December 2006. For the first time, two existing networks with different frequencies are being combined, giving T-Mobile and tele.ring customers one of Austria’s best mobile communications networks.

web’n’walk drives demand.

The web’n’walk service launched in summer 2005 made T-Mobile the first mobile communications operator to offer direct access via mobile phones to the public World Wide Web. Since then, web’n’walk has seen very successful development. Powerful web’n’walk mobile devices with attractive rates for consumer use helped T-Mobile tap new customer groups for the wireless Internet. A large portion of the mobile devices added to the portfolio in 2006 are web’n’walk-capable. The sale of well beyond a million rate plans for data communications demonstrate the broad response to this product. During 2006, the T-Mobile companies in the Czech Republic, Hungary and Croatia began marketing the web’n’walk service, making the mobile Internet available to T-Mobile customers in what is now seven national companies.

Broadband connection for the mobile office. web’n’walk is also a central component of the T-Mobile line for wireless business communications. More and more corporate customers are using the fast data connections of the T-Mobile network to answer their e-mail or access databases and applications on the company network. Managers and sales and service specialists can work just as flexibly and efficiently on business trips as they can in the office. In the course of 2006, T-Mobile expanded its product portfolio for fast mobile data communications in the business customer segment, for example by adding notebooks complete with integrated HSDPA, EDGE and WLAN technology. To do this, T-Mobile relies on collaboration with Fujitsu Siemens, Sony VAIO, Hewlett-Packard and Toshiba, and other companies.

MobileTV – television on your cell phone.

Alongside mobile Internet access, another focus of innovation in 2006 was the expansion of the UMTS-based MobileTV service. Currently T-Mobile customers in Germany have 15 MobileTV channels at their disposal; in Austria there are ten. T-Mobile Czech Republic launched a trial run with ten channels at the end of 2006. At the 2006 FIFA World Cup™, T-Mobile provided significant momentum for MobileTV by streaming all of 20 matches. The live broadcasts and other MobileTV offers relating to the World Cup provided a significant boost to T-Mobile’s user numbers. To develop the mass market for top-quality MobileTV programming, T-Mobile actively promotes use of the DVB-H transmission standard (Digital Video Broadcasting-Handheld). The technology makes it possible to broadcast up to 40 channels to a practically unlimited number of mobile communications devices simultaneously and offer interactive services as add-ons. In a pilot project launched by German mobile communications providers at the 2006 FIFA World Cup™, the DVB-H standard successfully demonstrated its capabilities.

T-Mobile offers mobile Internet in seven national companies.

Mobile music promotion with Robbie Williams.

As the main international sponsor through December 2006, T-Mobile presented Robbie Williams, one of the most successful pop stars in the world. The business unit used the cooperative effort to win further customer groups for multimedia mobile communications services. Services included such things as previews of song titles for downloading and live video and audio broadcasts of concerts to mobile phones, exclusively for T-Mobile customers.

Success through rate plans for contract customers.

T-Mobile’s service strategy includes transparent rate plans with an impressive price-performance ratio. Offers such as fl at rates for calls within the T-Mobile network or buckets of minutes resulting in actual per-minute charges of less than 10 cents brought T-Mobile numerous new customers, particularly in the contract customer segment so important to long-term business growth. The number of T-Mobile International customers with fixed-term contracts rose by around 25 percent to reach 52.9 million.

Price campaign relies on all-inclusive packages, flat rates, and new options and calling plans.

Central components of the new rate plans are fl at rates for calls within the T-Mobile network and to fixed-line phones nationwide, as well as all-inclusive packages for calls to all networks in Germany with no basic rate and very high minute allowances – resulting in low per-minute charges. For example, T-Mobile Deutschland now applies the buckets of minutes from the successful new Relax rate plans to calls to all German mobile networks. This makes it much easier for customers to use mobile communications. T-Mobile UK and T-Mobile Netherlands achieved major successes with the “Flext” and “Flex” calling plans. These rate plans give customers monthly fl at amounts that they can use flexibly for voice and messaging services. T-Mobile Deutschland garnered particular success with T-Mobile@home. Over a period of less than a year, one million customers chose this option, which makes it possible to call by mobile phone from home for very good prices. T-Mobile’s fl at rates and rate options, which include high data volumes or buckets of minutes at low prices, provided crucial impetus for the web’n’walk service and other mobile data communications applications.

Sharp drop in roaming prices.

Roaming prices constituted another focus of pricing activity. For example, T-Mobile Deutschland and T-Mobile Czech Republic lowered call charges for prepaid and postpaid cross-border calls within Europe. According to a comparative study by the global association of mobile phone operators, GSM Association, T-Mobile Deutschland’s Relax Holiday option offers the most economical per-minute rate for Europe’s most heavily used roaming connections.

Several leading mobile communications operators announced in mid-2006 to significantly lower purchase (wholesale) prices for international roaming in Europe on a voluntary basis. Those behind this initiative include T-Mobile, Orange, Telecom Italia Mobile, Telenor, TeliaSonera and Wind, which together serve more than 200 million mobile customers in Europe.

Service culture advanced.

To enable customers to actually experience its market claim-“simply closer” -, T-Mobile relied once again in 2006 on an excellent culture of service in dealing with customers. The company launched various customer service programs to improve closeness to customers and to continue streamlining customer care processes. To achieve this end, the business unit relies heavily on personalized customer service. T-Mobile Deutschland is hiring additional call center agents and continuing to expand its footprint in retail sales. To make service processes more efficient, T-Mobile in 2006 introduced new service standards across Europe, under which customers are cared for according to their calling habits.

Prize-winning customer service.

T-Mobile received a variety of important awards for achievements in customer service during the reporting period. For the fourth time in a row, T-Mobile USA took first place in the retail ranking by J.D. Power and Associates. According to the study published in October, T-Mobile came in well above the industry average in four key categories – sales staff, product presentation, setup of showrooms and sales promotions. The Rheinland TÜV (Technical Inspection Agency) bestowed the grade of “recommended” on T-Mobile’s hotline for private customers. According to TÜV, the phone service is considered by customers to be friendly, expert and reliable.

Outlook: Consistent step-up of customer and service orientation.

T-Mobile intends to continue its successful growth in 2007. The focus will remain on superior service in the areas of network performance, services and rates. For instance, a plan is in place to extend the web’n’walk and mobile data communications service portfolio considerably in the course of the current financial year. T-Mobile will focus its activities on network communities, offering services that enable friends and peers to permanently stay in contact at attractive prices.

Broadband/Fixed Network: Service and product

innovations underpin success in broadband market.

Merger of T-Com and T-Online lays foundation for integrated services // Complete packages and customer-oriented services successfully positioned on the market // T-Home launches triple play // Consistent expansion of high-speed network // Continuing buoyant growth in the broadband market // First cross-business area offers as building blocks of a clear service strategy

Broadband/Fixed Network: Development of operations

Total revenue Domestic Of which: network communications Of which: wholesale services Of which: IP/Internet a Of which: data communications Of which: value-added services Of which: terminal equipment International EBIT (profit from operations) b EBIT margin b (%) Depreciation, amortization and impairment losses EBITDA c Special factors affecting EBITDA c Adjusted EBITDA c Domestic International Adjusted EBITDA margin c (%) Domestic International Cash capex d Number of employees e Domestic International 2006 millions of € 24,685 21,835 11,240 4,302 3,000 1,258 945 333 2,850 3,307 13.4 (3,869) 7,176 (1,576) 8,752 7,903 849 35.5 36.2 29.8 (3,284) 108,956 86,315 22,641 2005 millions of € 26,035 23,249 12,349 4,357 2,994 1,226 1,069 425 2,786 5,142 19.8 (4,034) 9,176 (683) 9,859 8,945 914 37.9 38.5 32.8 (2,481) 112,872 88,578 24,294 Change millions of € (1,350) (1,414) (1,109) (55) 6 32 (124) (92) 64 (1,835) 165 (2,000) (893) (1,107) (1,042) (65) (803) (3,916) (2,263) (1,653) Change % (5.2) (6.1) (9.0) (1.3) 0.2 2.6 (11.6) (21.6) 2.3 (35.7) 4.1 (21.8) n. a. (11.2) (11.6) (7.1) (32.4) (3.5) (2.6) (6.8)

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

a Including the revenues previously generated by T-Online in Germany.

b EBIT is profit/loss from operations as shown in the income statement.

c Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the “Development of business” section in the Group management report.

d Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement and excluding certain intragroup transfers.

e Average number of employees.

For detailed information, please refer to the Group management report (pp. 86 – 88).

Two dominant trends will determine the future direction of the Broadband/Fixed Network strategic business area: the further development of broadband communication with expansion of the super-fast VDSL network, and bundling voice and Internet communications services to create integrated service packages for customers. Apart from innovative products, the quality of customer care and service are becoming increasingly important in this fiercely competitive market. T-Com, Deutsche Telekom’s broadband and fixed-network arm, is a major powerhouse behind developments in broadband communications in the domestic and international telecommunications market. Over the past few years, the division has systematically expanded use of broadband telecommunication in Germany and other European countries to create a mass market. T-Com continued its broadband business drive in 2006, pursuing its own clearly defined broadband strategy. The merger of T-Com and T-Online was a key element in driving forward the successful implementation of this strategy.

T-Com and T-Online combine their strengths in the promising broadband market.

In 2005, Deutsche Telekom AG and T-Online International AG decided to bolster growth in the broadband segment and increase the Group’s leverage in this important market by merging T-Com and T-Online in the Broadband/Fixed Network business area. In May 2005, the T-Online International AG shareholders’ meeting approved the merger agreement between the two companies. The recission suits filed by a number of T-Online shareholders, however, initially delayed the merger. The Federal Supreme Court on June 1, 2006, following a lengthy appeal process, finally gave the go-ahead for the merger by means of its judicial release ruling. The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006.

Broadband lines (in operation) millions

12 11 10 9 8 7 6 5 4 3 2 1

2.9 4.1 6.1 8.6 11.7

2002 2003 2004 2005 2006

By integrating T-Com, one of Europe’s largest providers of fixed-network services, and T-Online, one of Europe’s leading Internet service providers, Deutsche Telekom provided the ideal conditions for continued growth in the broadband market in 2006. Customers are increasingly demanding integrated telecommunications products and services from a single source. Straight after the merger, the Broadband/Fixed Network division unveiled an affordable dual fl at-rate package as the first bundled Internet communications and telephony product. The package was marketed as a Voice-over-IP product based on Internet technology and also based on the POTS network with the optional XXL Fulltime calling plan. As such, the business unit now offers customers the benefits of a product “from a single source.”

Along with telephony and the Internet, access to multimedia content plays an increasingly important role in developing new customer groups. Driven by the increasing performance of broadband lines, telecommunications and media are converging to create a new growth market. As an integrated provider, Deutsche Telekom’s broadband and fixed-network arm is leveraging the shift toward an extensive range of products and services aimed at voice/Internet communications and media use. Customers can now conveniently access TV programs and TV archives, film databases, software or music downloads via their broadband Internet connection from T-Com.

STRATEGIC BUSINESS AREAS

Broadband/Fixed Network

Excellent start for T-Com complete packages.

The division managed throughout the remainder of 2006 to consistently leverage new opportunities for bundling product offerings in the wake of the merger between T-Com and T-Online. In September 2006, T-Com started marketing its new complete packages. In addition to attractive calling plans for voice telephony, T-Com bundled voice and Internet communication in three Call & Surf packages to create a range of attractive products and calling plans. Two of the Call & Surf packages include a dual fl at rate for phone calls and Internet use. The complete packages went down exceptionally well with customers. By the end of the year, a total of 3.6 million customers had signed up for the new packages. With these services, T-Com not only gave another significant boost to the broadband market in Germany but also benefited from the continuing buoyant growth in this segment. T-Com succeeded in tapping additional customer groups for DSL usage thanks to the new complete packages and services packages. In the fourth quarter of 2006, T-Com recorded its best ever quarter since the initial market launch, adding almost 880,000 new broadband lines in Germany – of which more than 60 percent with a direct relationship with the end customer.

Triple play with T-Home: Call, surf and watch TV over a single line.

A few weeks after the new complete packages were launched T-Com expanded its range of services with T-Home in October 2006, which enabled the Broadband/Fixed Network division to provide attractive services comprising high-speed Internet access, Internet telephony (VoIP) and television (IPTV) – so-called triple-play services – for a fixed price per month. And for T-Com customers that meant broadband Internet access at speeds up to 50 megabits per second, low-cost DSL telephony and access to more than 130 free-to-air and pay TV channels. The T-Home complete packages allow customers to watch television in HDTV quality. The range of high-definition TV programs includes the soccer package “Bundesliga auf Premiere powered by T-Com” that already presents three games per match-day in HDTV. T-Home is rounded off by access to a comprehensive entertainment package, such as the video on demand service or the TV archive. The customer receives a single bill for all the services used and has a single point of contact for all T-Com inquiries.

ISP calling plans

millions

9 8 7 6 5 4 3 2 1

2.5 3.8 5.5 8.0

2003 2004 2005 2006

The future of multimedia – high-speed network launched in ten major conurbations.

The triple-play products created with T-Home in Germany have become possible thanks to T-Com’s new VDSL high-speed network. The business unit made further progress with network roll-out in ten major German conurbations in 2006. At the end of the year, some six million households enjoyed super-fast Internet access in the expansion areas. In effect, Deutsche Telekom’s broadband and fixed-network arm managed to set up one of the world’s most advanced Internet communications networks within a very short space of time.

Almost 93 percent of all customers have the option of broadband Internet access with DSL.

While setting up the new VDSL high-speed network, T-Com also continued upgrading its ADSL broadband infrastructure, increasing the speed of DSL lines for broadband Internet access to up to 16 megabits per second in many areas. On the other hand, T-Com used so-called outdoor DSLAM technology to ensure broad coverage. This increases the number of customers who can be supplied with DSL, particularly in remote rural areas with patchy coverage.

56

Broadband/Fixed Network: Subscriber figures

millions	2006	2005	Change %
Broadband [a]			
Total number of lines [b]	11.7	8.6	36.0
Domestic [c]	10.3	7.9	30.4
Of which: resale [d]	3.2	1.6	100.0
International [e, i]	1.4	0.6	133.3
ISP calling plans (total) [f]	8.0	5.5	45.4
Of which: domestic	6.3	4.5	40.0
Narrowband [a]			
Total number of lines [b]	39.0	41.2	(5.3)
Domestic [g]	33.2	35.2	(5.7)
ISDN lines	9.0	9.8	(8.2)
International	5.8	6.0	(3.3)
Magyar Telekom [h, i]	3.0	3.2	(6.3)
Slovak Telekom	1.1	1.2	(8.3)
T-Hrvatski Telekom	1.6	1.7	(5.9)
ISP calling plans (total) [j]	3.2	4.4	(27.3)
Internet customers with a billing relationship (total) [f, j, k]	16.6	15.2	9.2

[a] The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.
[b] Lines in operation. Table includes broadband and narrowband lines (Germany, Eastern and Western Europe). Prior-year comparatives have been adjusted.
[c] Broadband lines excluding lines for internal use.
[d] Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
[e] Covering customers with broadband lines inclusive of cable customers at Magyar Telekom and customers on proprietary networks in Western Europe. Prior-year comparatives have been adjusted.
[f] Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes T-Online Spain (Ya.com) and T-Online France (Club Internet). Prior-year comparatives have been adjusted.
[g] Telephone lines excluding internal use and public telecommunications, including wholesale services.
[h] Subscriber-line figures are recorded including Magyar Telekom's subsidiary MakTel and Telekom Montenegro (Crnogorski Telekom as of September 26, 2006).
[i] Magyar Telekom figures include PAYG (pay as you go) customers (in both narrowband and broadband subscriber-line figures).
[j] Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG.
[k] Iskon Internet d.d. consolidated through T-Hrvatski Telekom from June 1, 2006.

10 million plus T-Com DSL broadband lines in Germany.
The introduction of the new complete packages and the further systematic expansion of the network infrastructure for high-speed Internet connections were key to driving the sustained strong growth in the number of T-Com broadband customers. By the end of 2006, the customer base increased to 10.3 million – a gain of around 30 percent compared with the overall 2005 figure. While T-Com essentially tapped into growth in the broadband market thanks to business involving DSL resellers in the first three quarters of 2006, there is no doubt that the Broadband/Fixed Network division, having launched its customer-oriented complete packages after the merger with T-Online, once again benefited directly from the broadband boom in Germany.

International expansion moves on apace.
In addition to Germany, T-Com also launched initial triple-play services through its Eastern European subsidiaries in Hungary, Croatia and Slovakia. In Croatia the official IPTV kick-off at T-Hrvatski Telekom took place in September 2006. In November 2006, Magyar Telekom launched IPTV in Hungary, followed by Slovak Telekom in Slovakia in December 2006. T-Online subsidiaries in Western Europe also rolled out initial triple-play offerings. T-Online France began marketing triple-play services through its Club Internet brand in summer 2006; Spain's Ya.com unveiled a triple-play showcase. Preparations for the market launch in Spain are underway at present.

Thanks to the consistent continuation of our international broadband strategy and the launch of initial complete packages, the business area progressed with its broadband growth outside Germany, too. The total number of broadband lines (including the cable companies of Magyar Telekom) in T-Com's subsidiaries in Western and Eastern Europe increased by 795,000 to over 1.4 million in 2006, bringing the total number of T-Com broadband lines to 11.7 million. This achievement ensured Deutsche Telekom's Broadband/Fixed Network business area remained among the leading European broadband providers in 2006.

In 2006, T-Com also pushed forward with rolling out the brand in its international subsidiaries. In March 2006, the T-Com brand was launched at Slovak Telekom; Crnogorski Telekom – previously Telekom Montenegro – has been providing fixed-network services under this brand since September. The company is an affiliate of Magyar Telekom, Deutsche Telekom's Hungarian subsidiary.

STRATEGIC BUSINESS AREAS

Broadband/Fixed Network

Strong performance from T-Com for the 2006 FIFA World CupTM.

One of the most important brand presences of the newly integrated Broadband/Fixed Network business area in Germany was the FIFA World Cup™ in the summer of 2006. The division managed to directly tie in a large number of customers with its highly acclaimed “Biggest National Team Ever” campaign. T-Com gave more than 1.6 million Welcome soccer jerseys to customers as part of its 2006 FIFA World Cup™ campaign. The overwhelming response in the media along with T-Com’s high profile successfully fed through into brand awareness, which increased by around 10 percent as a result of the campaign. In its role as a technology service provider, T-Com also benefited from upgrading the telecommunications infrastructure in the stadiums.

Even more diverse content offerings.

In the same year as the FIFA World Cup 2006™, T-Com also extended its content offer for soccer fans. In June 2006, Deutsche Telekom and the German Soccer League reached agreement on the use of the requisite license to broadcast soccer matches over the broadband Internet. Customers with a T-Com VDSL line can, for instance, watch German soccer league matches live via IPTV – courtesy of “Bundesliga on Premiere powered by T-Com,” an attractive program put together by strategic partner Premiere. Extensive coverage of German league soccer fixtures has been a major contribution to developing the market for the T-Home complete packages.

The Broadband/Fixed Network business area is offering a broad program in order to open up additional advantages of the broadband Internet for customers and to boost its customer retention with attractive multimedia content. This offer is based on cooperation with strong partners. In 2006, T-Online signed a deal with BBC Worldwide. Documentaries from the renowned UK broadcaster can be watched via the video on demand service, which is also included in the T-Home complete packages. Since September 2006, customers have likewise been able to access high-quality, high-definition films, series and documentaries via their broadband connection with the video on demand service.

Convenient software downloads.

In addition to the wealth of interesting information and media products, which customers can use on their PC or television, T-Com broadband connections also enable the same customers to conveniently download the very latest computer software over the broadband Internet. In November 2006, T-Com launched Softwareload, the new download portal for computer programs. Internet users can download the software they want onto their computer by going to www.softwareload.de. Softwareload provides a selection of more than 17,000 titles covering a range of applications. Following in the footsteps of the first two successful download platforms, Musicload and Gamesload, Softwareload is the third brand to join the T-Com product family in this segment. Musicload and Gamesload are among the leading German online platforms in their respective target groups.

T-Com support services develop into customer-oriented products.

While expanding its portfolio of broadband communications products and services, T-Com also focused on optimizing its customer service in 2006. As part of this initiative, T-Com now offers “fl at-rate installation,” a remarkably customer-friendly support service that ideally complements the new complete packages. For a fixed price of EUR 49.99, a T-Com service engineer will install and set up the hardware and software components the customer ordered with his or her broadband connection. Before leaving, the engineer makes sure everything is up and running smoothly. A brief introduction on how to use the Internet is also part of the service. This first-class customer service went down extremely well in the marketplace. By the end of 2006, approximately 400,000 customers had opted for a fl at-rate installation service. T-Com offers installation as an inclusive service with some of its complete packages.

Loyalty bonus: T-Com and T-Mobile reward loyal customers.

So customers can leverage the benefits offered by Deutsche Telekom as a whole and in a bid to bolster customer loyalty, T-Com and T-Mobile have been jointly offering the “Telekom Vorteil” loyalty bonus since November 2006. Any customer already using or intending to use in future one of the new T-Com complete packages and one of the new T-Mobile Relax calling plans receives a loyalty bonus of up to EUR 150. This amount is credited to the customer’s monthly mobile phone bill on a pro rata basis. This offer enables Deutsche Telekom to leverage its strength as an integrated telecommunications group.

T-Online enters into strategic partnership with BBC Worldwide.

Focus on quality for the customer.

T-Com introduced a variety of measures in 2006 to strengthen its activities in the field of customer service. These included merging call center locations involved in customer support, a move that improved efficiency at the customer interface. A special online portal (www.t-com.de/kundendienst) launched in the reporting year led to an increase in the quality of service offered by the

Technical Customer Service, enabling customers to report faults directly over the web. A troubleshooting wizard also helps pinpoint a problem as part of the online dialog. Regular updates via e-mail or text messages keep customers informed about the current status of their service order. The clearer layout of the T-Com bill and order confirmation for the complete packages also helped optimize customer service. Furthermore, the division implements a whole range of other strategic projects designed, among other things, to improve quality. All of these projects share one thing in common – they all strive to improve in-house operations in the Broadband/ Fixed Network division to the benefit of the customer.

T-Punkt shops: Customers have access to far larger network.

T-Punkt Vertriebsgesellschaft plays a key role in marketing T-Com services and products as well as supporting customers. In 2006, the subsidiary significantly expanded its T-Punkt retail network. Overall, T-Punkt Vertriebsgesellschaft opened 137 new shops nationwide in 2006, bringing the total number of T-Punkt outlets in Germany to 586. T-Punkt Vertriebsgesellschaft responded to the increased competition in the German retail sector and to customers’ demand for professional advice tailored to their own needs by increasing its market presence and upgrading its service range. And by doing so the T-Punkt shops played a significant part in the success of T-Com broadband services.

Outlook.

In 2007 the Broadband/Fixed Network division will continue to focus all its in-house activities and processes on customer needs. This will include systematically restructuring its own IT systems. For instance, T-Com is making a significant contribution within the Group to the development of an integrated customer database and state-of-the-art IT system for customer relationship management

(CRM), effectively laying the foundations for better customer support and, by extension, increased customer retention. The IT restructuring process will also involve systematically gearing processes to customer needs.

Another key objective will be to provide customers with binding service commitments. They will immediately receive a binding date on which T-Com will provide the required services (access, installation, etc.) when the contract is being signed in the T-Punkt shop or the customer is on the phone to the call center. The division will also harmonize T-Com’s and T-Online’s Internet portals to make them more customer-friendly. Ongoing harmonization will also see T-Com synchronize the basic functions of the portals and provide additional self-service functions for customers.

The Technical Customer Service team will continue to expand and optimize support services in 2007. One way will be to extend assistance provided centrally by specialists or on-site services for devices and broadband communications services.

In September 2006, T-Com opened its first Communication Center of the Future in Eschborn near Frankfurt, an ultramodern call center equipped with state-of-the-art technology. The Communication Center is a forward-looking project showcasing best practice in the domestic and international call center arena. The plan is to set up a Communication Center in every T-Com district by the end of 2007 and, in turn, significantly improve quality and efficiency, as well as sales and marketing services in the call centers.

T-Com will also be rolling out the Six Sigma method in various other organizational units in 2007. This internationally recognized method for optimizing business processes should help systematically pinpoint the actual causes of process errors, eliminate these effectively from a customer perspective and, in turn, increase customer satisfaction significantly and sustainably.

First Communication Center of the Future launched.

59

Business Customers. Growth and innovation with integrated ICT solutions.

Tough competition and price erosion characterize market for business customers // International revenues up // Clear targets: To become the leading European ICT service provider for business customers by 2010 // Service-oriented customer projects with integrated IT and telecommunications solutions (Real ICT) successfuly completed

Business Customers: Development of operations

	2006 millions of €	2005 millions of €	Change millions of €	Change %
Total revenue	**12,621**	**12,850**	**(229)**	**(1.8)**
Enterprise Services	8,285	8,370	(85)	(1.0)
Business Services	4,336	4,480	(144)	(3.2)
EBIT (profit (loss) from operations)[a]	(881)	409	(1,290)	n.a.
Special factors affecting EBIT[a]	(1,179)	(290)	(889)	n.a.
Adjusted EBIT[a]	298	699	(401)	(57.4)
Adjusted EBIT margin[a] (%)	2.4	5.4		
Depreciation, amortization and impairment losses	(932)	(896)	(36)	(4.0)
EBITDA[b]	51	1,305	(1,254)	(96.1)
Special factors affecting EBITDA[b]	(1,179)	(281)	(898)	n.a.
Adjusted EBITDA[b]	1,230	1,586	(356)	(22.4)
Adjusted EBITDA margin[b] (%)	9.7	12.3		
Cash capex[c]	(772)	(775)	3	0.4
Number of employees[d]	55,687	51,744	3,943	7.6

[a] EBIT is profit/loss from operations as shown in the income statement. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the "Development of business" section in the Group management report.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the "Development of business" section in the Group management report.
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[d] Average number of employees.

60

Business Customers: Key performance indicators

millions	2006	2005	Change
New orders (consolidated figure)	14,131	13,618	3.8%
Enterprise Services			
Systems Integration			
Hours billed (millions)	10.9	11.5	(5.2%)
Utilization rate[a] (%)	80.4	79.1	-
Computing & Desktop Services			
Processor performance (MIPS)[b]	136,375	123,386	10.5%
Number of servers managed and serviced	33,037	38,392	(13.9%)
Number of workstations managed and serviced	1,359,940	1,345,635	1.1%
Proportion of support activities, Germany (%)	63.3	64.3	(1.0 %p.)
Proportion of retail, Germany (%)	36.7	35.7	(1.0 %p.)
Business Services (millions of €)			
Voice revenue	1,666	1,848	(9.8%)
Data revenue (legacy/IP)	2,475	2,346	5.5%
IT revenue	622	405	53.6%

[a] Ratio of average number of hours billed to maximum possible hours billed per period.
[b] Million instructions per second.

T-Systems is Deutsche Telekom's division for business customers that offers a unique, end-to-end range of information and communications technology (ICT) systems from a single source. T-Systems has comprehensive expertise from both worlds which it employs to develop integrated ICT solutions – thus driving innovation in the industry.

During 2006, T-Systems supported 160,000 corporate customers worldwide with a workforce of around 56,000. Customers include multinational groups such as DaimlerChrysler and EADS, public institutions such as the German state of Baden-Württemberg or the Catalan government, Generalitat de Catalunya, as well as SMEs such as Schneidersöhne (paper) or himolla (upholstered furniture). T-Systems develops and operates infrastructure and industry solutions for its key accounts, manages international outsourcing services and entire business processes such as payroll services for its clients. Its offering for SMEs ranges from low-cost standard products through to high-performance IP-based networks and complete ICT solutions.

T-Systems combines technical expertise from the fields of information technology (IT) and telecommunications with far-reaching knowledge of industries and workflows – for its customers' benefit. And the result: seamlessly integrated ICT solutions (Real ICT). With these solutions, the Deutsche Telekom subsidiary is actively driving the merger of fixed-line and mobile communications, the Internet and IT. T-Systems is not only a one-stop shop for solutions and products, but also for service. It offers service level agreements across entire workflows instead of just for individual technology components. The company constantly benchmarks its offerings against the market's top players to ensure that its prices stay competitive. That benefits customers: Integrated ICT solutions give them flexibility and speed in global competition, while simultaneously keeping costs down.

Tougher competition.
In the Business Customers strategic business area, 2006 was characterized by a further increase in competition, continued market consolidation and a massive downturn in prices for voice and data business. Nevertheless, the number of new orders grew by 3.8 percent year-on-year, primarily thanks to a number of major deals that could be concluded in 2006. Total revenue in the reporting year amounted to EUR 12.6 billion – down 1.8 percent year-on-year. This was firstly due to lower revenues from the telecommunications services segment – for both multinational business customers in the Enterprise Services business unit and medium-sized customers in the Business Services unit. Secondly, the downturn in revenues from services for PC workstation systems within the Deutsche Telekom Group also made itself felt.

Revenues up in international business.
By contrast, international business performed very positively. In total, T-Systems recorded an 18.2-percent increase in international revenues compared to the prior year's figure. This growth was primarily due to the integration of gedas AG in 2006.

At EUR 9.1 billion, the volume of business conducted with companies outside the Deutsche Telekom Group remained at the prior-year level. Primary factors for this success included business with services for PC workstations and the development and integration of software systems in the Enterprise Services unit. The Business Services unit, which serves SMEs, continues to lead the German market. The unit was able to increase its market share for IT business by 53.6 percent compared to the previous year.

STRATEGIC BUSINESS AREAS

Business Customers

Growth was also driven by business with IP-based communications solutions. In total, however, the positive developments were not yet able to compensate for the downturn in traditional data communications services.

This is also reflected in the following 2006 figures: T-Systems recorded adjusted EBITDA of around EUR 1.2 billion in the reporting period, down 22.4 percent compared to 2005. This decrease is mainly attributable to persistently high price and competitive pressures. Lower margins and reduced corporate IT budgets are the main contributing factors to the decline in EBITDA. EBITDA totaled EUR 0.05 billion in 2006, down 96.1 percent compared to the previous year. This decrease is mainly attributable to higher restructuring costs in connection with the staff reduction program. Adjusted EBIT totaled EUR 0.3 billion, down 57.4 percent year-on-year.

Geared to new growth.

Deutsche Telekom’s Business Customers strategic business area has a clear target: T-Systems wants to lead the European market for top quality services and solutions for IT and communications technology by 2010, and also to retain its position as the market leader for SMEs. To achieve this goal, the company is focusing on increased efficiency and profitable growth.

During 2006, T-Systems further boosted its efficiency and cut costs. For example, capacity utilization in the Systems Integration unit was up 1.3 percentage points. Moreover, the company reached an agreement with trade unions to reduce the number of company sites in Germany from more than 50 to 17 by 2008. T-Systems also continued to consolidate computer centers during the reporting year. At the same time, the number of PC workstations managed and serviced grew by 1.1 percent year-on-year.

In order to rectify excess capacity and cut production costs, T-Systems started its planned staff restructuring program during the reporting period, with some 2,000 jobs already being cut in 2006. The staff cuts are to be continued in the coming years in line with the schedule, so that the target of reducing the number of employees in Germany to a total of 5,500 will be reached by 2008. In addition, T-Systems will make increasing use of off-shore and near-shore locations in India, Hungary of Slovakia. Thanks to a mix of high-wage and low-wage locations, the company will be able to offer its customers competitive prices while retaining the same high level of service and quality.

International business is the major driver of potential new growth for T-Systems. Therefore, the proportion of revenues generated outside Germany is to increase from 16.6 percent in 2006 to 30 percent in 2010. To this end, T-Systems plans to further improve its ability to supply its international customers worldwide, including with the help of strategic alliances. The service provider also plans to acquire an increasing number of orders on select markets – in particular in Western Europe.

Focus on Western Europe and automotive markets.

In order to better stand its ground in tough competition in future, the Business Customers division placed a clear focus on high-growth markets and subjects during the 2006 financial year. T-Systems focused on Western Europe, in particular on the United Kingdom, the Benelux states, France, Italy, Spain, Austria and Switzerland. The company aims to rank among the leading ICT service providers on each of these local markets by 2010.

T-Systems already took major steps in expanding its position on these national markets during the reporting period. For example, in Spain T-Systems won the public tender for the Madrid Tax Office’s new IT system, and the Catalan government extended its cooperation with T-Systems by at least four additional years in order to establish a more service-oriented administration. In Switzerland, Vontobel private banking group entered into a strategic partnership with T-Systems. Deutsche Telekom’s Business Customers division is responsible for running the IT infrastructure for the bank’s securities settlement business. In the United Kingdom, T-Systems also achieved a key milestone which has an impact that goes far beyond just this reporting period: The United Kingdom Office for National Statistics selected T-Systems, along with just one other competitor, to implement the technology and service tests in parts of England and Wales in 2007. These tests are designed to prepare for the Census in 2011.

T-Systems is focusing on international growth.

T-Systems already enjoys a strong international position in the automotive sector. As of April 1, 2006, T-Systems acquired Volkswagen’s interest in the gedas group of companies. Thanks to the successful integration of the former IT service provider into its own automotive business, T-Systems has become the third largest ICT service provider for the automotive sector, and plans to become global market leader in this segment by 2010. As a result, in this industry the focus is on Western Europe as well as the Southern and Central American markets, the U.S. and China. T-Systems also recorded key successes during 2006 on its way to market leadership in this sector. For example, the automotive groups DaimlerChrysler and Volkswagen extended their master agreements with T-Systems. Audi has engaged T-Systems with setting up an electronic procurement platform, and T-Systems is constructing a new corporate network for dealers in Germany for Ford.

Solutions for select industries.

Thanks to its powerful general position, the automotive sector is one of the industries to which T-Systems will be devoting particular attention in future. As in the international segment, the strategic business area has also focused on issues with major growth potential in its range of products and services. In terms of industry-specific (vertical) activities, T-Systems services not only the automotive sector but also public authorities and the telecommunications sector along the entire value chain with a full range of IT and telecommunications solutions as well as integrated ICT solutions.

As such, the Deutsche Telekom subsidiary was able to win major contracts in the telecommunications sector during the reporting year: debitel extended its outsourcing agreement with T-Systems by a further three years, with responsibility for the mobile telecommunications company’s entire billing chain continuing to remain with T-Systems. In addition, T-Systems took over operating large sections of T-Mobile’s IT, and will, for example, harmonize the IT and service landscapes for five of T-Mobile’s European national companies. In so doing, T-Systems is supporting its sister company in cutting its operating costs, and at the same time it is expanding its own international business, thus creating economies of scale for its business with third parties in particular.

In the public sector, the company has enjoyed not only international success, but also on its home turf. As part of a public-private partnership through to 2008, T-Systems and the regional state of Baden-Württemberg will jointly expand the portal for citizens services, www.service-bw.de, by adding new content and functions – for example the EU service directive and access for citizens using mobile terminals.

T-Systems is also approaching further industries – with select, successful solutions. These include, in particular, health, travel, transport, logistics, finance, aviation, and defense. One example of last year’s successes in this area is the strategic alliance between HypoVereinsbank and ITS (International Transaction Services GmbH), a joint venture between T-Systems and HSBC Trinkaus & Burkhardt that will allow HypoVereinsbank to settle securities for retail customers via ITS. The agreement has brought ITS, together with T-Systems, a good deal closer to reaching its target of actively shaping the German securities settlement market that is currently in the process of consolidation and in which ITS seeks to take a leading position.

Multi-industry range of products and services.

T-Systems’ range of services offered to all industries (horizontal services) includes, for example, infrastructure solutions such as network management, computer center, and PC workstation services, as well as ASP solutions such as SAP via the Internet or security solutions. During the year under review, Bombardier Transportation, the global leader in the rail transport sector, concluded an end-to-end IT outsourcing agreement with T-Systems. In addition, the consumer goods group Henkel in 2006 extended its master agreement with T-Systems ahead of time. This agreement covers global services in the fields of computer workstations, computer center services and network management services, as well as telephone and mobile telecommunications services in cooperation with T-Com and T-Mobile. Deutsche Telekom’s Business Customers division signed a further key master agreement in 2006 with Postbank Systems AG: T-Systems will be the preferred supplier for telecommunications services for the Postbank group up to mid-2011.

T-Systems will intensify its activities in key industries.

STRATEGIC BUSINESS AREAS

Business Customers

Seamless communication solutions are also playing an increasingly important role in T-Systems’ industry-wide offering of services. In these solutions, T-Systems combines fixed-location applications with mobile solutions in order to create maximum mobility for the customer. To allow SME customers to also benefit from these solutions, during 2006 T-Systems launched new products and services onto the market, for example, a solution which combines fixed-line with mobile communications: Employees of a company can use the functions of a PABX (such as switching between lines) via their mobile devices. A further solution allows employees to use a voice command to call up corporate address details on their mobile phones and initiate telephone calls. T-Systems was one of the first companies to launch a monthly fixed-line communications fl at rate for SMEs in 2006.

T-Systems plans new, primarily IP-based solutions to further expand its business with SMEs. Standard solutions offer quality, price advantages and economies of scale. T-Systems believes that success in this customer segment is also based on excellent service. The Business Customers division aims to score with its nationwide sales organization, which is unique in Germany.

More flexibility with integrated solutions.

T-Systems generated around 5 percent of its revenue in the reporting year with what is called Real ICT solutions, that is, technically integrated solutions, irrespective of whether these deal with IT or telecommunications, fixed-line or mobile communications and intends to increase this share to 25 percent by 2010. T-Systems plans to leverage new offerings like these in particular to expand further in this area. Customers benefit from end-to-end service from a single source, thus enjoying enormous potential savings.

For example, Real ICT was also already being used during the 2006 FIFA World CupTM in Germany: for journalists who were able to connect directly with their editors from the stadiums to send photographs and text in a matter of seconds. T-Systems ensured that the software and data transfer were compatible.

“Dynamic services” are just one example of customer benefits from Real ICT. They allow customers to rent software, hardware, computer memory and data storage capacity via the Internet. Customers only obtain and pay for capacity that they actually need. This allows them to react flexibly to the changing requirements of their business, and cut costs. Right now, more than 100 companies the world over use T-Systems dynamic services. To keep pace with demand, during 2006 T-Systems started to set up two new computer centers in the U.S. and in Shanghai.

For example, in 2006 the household equipment manufacturer Vorwerk moved over to dynamic services. This company, which has distribution partners in 60 countries, buys in additional SAP capacity from T-Systems during peak load periods when its capacity requirements are greater. With just one day’s advance notice, Vorwerk can request up to 50 percent more IT performance, or cut the amount required. According to Vorwerk’s own information, its costs for maintaining an infrastructure that was permanently geared to peak loads would be at least 30 percent higher.

Transition to IP started.

Customers will also benefit from lower costs from another innovation: transferring data and speech via Internet protocol (IP). Here, thanks to its ICT competence, T-Systems is able to spearhead the trend. The company is migrating its entire network infrastructure for business customers to IP. This does not just apply to local networks that connect PCs and telephones, but also to all connections that go beyond company boundaries. DAK is among the first key accounts to transfer to IP. In 2006, Germany’s second largest health insurance company engaged T-Systems to set up a central IP platform for voice and data communications. DAK hopes to save at least four million euros per year as a result.

Real ICT solutions successfully launched during the 2006 FIFA World CupTM.

64

Group Headquarters & Shared Services. Realizing savings for the Deutsche Telekom Group.

Real estate group makes important contribution to reducing costs // Real estate portfolio further streamlined // PASM and DeTeFleetServices promote long-term resource efficiency // Vivento contributes to staff restructuring through successful placement activities

Group Headquarters & Shared Services: Development of operations

	2006 millions of €	2005 millions of €	Change millions of €	Change %
Total revenue	**3,674**	**3,505**	**169**	**4.8**
EBIT (profit (loss) from operations)[a]	(2,043)	(840)	(1,203)	n.a.
EBIT margin[a] (%)	(55.6)	(24.0)		
Depreciation, amortization and impairment losses	(932)	(928)	(4)	(0.4)
EBITDA[b]	(1,111)	88	(1,199)	n.a.
Special factors affecting EBITDA[b]	(708)	423	(1,131)	n.a.
Adjusted EBITDA[b]	(403)	(335)	(68)	(20.3)
Adjusted EBITDA margin[b] (%)	(11.0)	(9.6)		
Cash capex[c]	(483)	(456)	(27)	(5.9)
Number of employees[d]	29,713	29,931	(218)	(0.7)
Of which: Vivento[e]	13,500	15,300	(1,800)	(11.8)

[a] EBIT is profit/loss from operations as shown in the income statement.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the "Development of business" section in the Group management report.
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
[d] Average number of employees.
[e] Number of employees at the balance sheet date, including Vivento's own staff and management. Figures rounded.

STRATEGIC BUSINESS AREAS

Group Headquarters & Shared Services

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of the Real Estate Services division, whose activities are focused on the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento.

Organization of real estate group streamlined.

The Real Estate Services division manages the property of the entire Deutsche Telekom Group. The duties of this unit range from administration, facilities management and leasing of property through to optimizing the portfolio and closing sales deals. Deutsche Telekom Immobilien und Service GmbH (DeTe Immobilien) and Generalmiet-gesellschaft mbH (GMG) manage the associated tasks. On April 1, 2006, Deutsche Telekom sold equity interests in Sireo Real Estate Asset Management GmbH and deconsolidated the entity. Deutsche Telekom now holds a 25.1-percent stake in Sireo. The company continues to manage the Group’s real estate assets on behalf of Deutsche Telekom. Furthermore, the Real Estate Services division includes DFMG Deutsche Funkturm GmbH, which is responsible for more than 25,000 locations for antenna supports such as radio towers, masts and rooftops, and Power and Air Condition Solution Management GmbH & Co. KG (PASM).

Real estate group supports Group-wide savings program.

Real Estate Services launched an extensive cost-cutting program in 2006 whose aim was to realize major savings for Deutsche Telekom. Particular emphasis was placed on cutting costs by giving up office facilities no longer needed, essentially due to a reduced headcount, and by closer integrating the business units. Another target aims at paring back costs by optimizing or marketing surplus floor space for technical facilities. These measures are designed to lower maintenance costs and result in savings in the area of third-party leases. Simplified business processes within the real estate group should also deliver positive results.

New business in Slovakia.

In June 2006, Real Estate Services moved into Slovakia, adding to its existing operations in Hungary. DeTeImmobilien-Slovakia s.r.o., a joint-venture company of DeTe Immobilien and a local partner, provides integrated real estate management and facility management services in Slovakia. The company’s largest customer is the national telecommunications company, Slovak Telekom.

Streamlining the real estate portfolio gathers momentum.

Streamlining the real estate portfolio remained a key issue of property management. The disposal of surplus property and reduction in rented floor space once again made a significant contribution to reducing Deutsche Telekom’s real estate costs, reflecting a trend already seen over the past few years. Deutsche Telekom closed a total of 424 sales deals, involving some 526,000 square meters of floor space and around 3.4 million square meters of land. Cash inflows from the disposal of real estate totaled EUR 0.4 billion in 2006, although some of these payments relate to contracts concluded in previous years. Thanks to the ongoing activities to optimize floor space and corporate sites, Deutsche Telekom managed to reduce leased floor space by another 224,000 square meters. In this way, Sireo and DeTeI mmobilien again contributed to a reduction in the Group’s leasing and facility management costs in 2006. Both business units will continue to reduce costs through the ongoing streamlining and optimization of the real estate portfolio in 2007.

PASM improves the Group’s energy balance.

Within Deutsche Telekom, Power and Air Condition Solution Management GmbH & Co. KG is the central contact in Germany for energy-based products used to operate telecommunications systems reliably. PASM is also responsible for procuring, provisioning and delivering power, including the associated support services. The company leverages extensive purchasing benefits and potential savings for the Group, derived in particular from pooling purchasing volume for equipment as well as procuring electricity via international platforms on the wholesale markets.

Strategic business areas Mobile Communications Broadband/Fixed Network Business Customers Group Headquarters a Shared Services Real Estate Services b DeTeFleetServices GmbH Viventoc Other d

a Group Headquarters primarily includes subsidiaries such as Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V. and T-Venture Holding GmbH.

b Real Estate Services = DeTe Immobilien, Deutsche Telekom Immobilien and Service GmbH, DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTe Immobilien-Hungary Szolgáltató z.R.t., and DeTeImmobilien-Slovakia s.r.o.

c Including Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS).

d Primarily: DeTeAssekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, Fachhochschule Leipzig, Human Resources Management.

Since it was established in early 2005, PASM has been actively involved in using renewable energy, making a valuable contribution to climate protection. Further improvements in the efficiency of technical facilities not only helped PASM reduce power-related CO2 emissions during the financial year but also optimize reliable power supply. In addition, PASM also expanded structured power sourcing while optimizing energy procurement processes. As a result, the company managed to maintain wholesale energy procurement costs for internal customers virtually unchanged – despite highly volatile market prices.

PASM has reaffirmed its pioneering role by integrating fuel cells into the emergency power supply for telecommunications and information technology. As early as the start of 2005, PASM began trialing fuel cells under real-life conditions in close cooperation with DeTe Immobilien and with the support of the North Rhine-Westphalia regional government. Deutsche Telekom is already using fuel cells for emergency power supply at seven locations in Germany. PASM is set to continue its fuel cell program in 2007, as another contribution to a sustainable energy supply with reduced CO2 at the Deutsche Telekom Group.

DeTeFleetServices bolsters environmental compatibility and efficiency of the Deutsche Telekom fleet.

DeTeFleetServices GmbH is one of the largest fleet operators in Germany with around 43,000 vehicles. Economic efficiency and environmental compatibility continued to be a key priority for the service company during 2006. Stringent management of value creation and costs in the fleet market helped ensure Deutsche Telekom’s mobility expenditure remained at a low level. Pushing forward with the ongoing rejuvenation of its vehicles and the gradual conversion of the entire fleet to diesel vehicles fitted with particulate filters has helped further reduce average consumption and average emissions. As part of its natural-gas initiative, DeTeFleetServices doubled the proportion of environmentally friendly natural-gas vehicles in the Deutsche Telekom fleet in 2006. With over 800 natural-gas vehicles at present, Deutsche Telekom now boasts the largest natural-gas-powered company vehicle fleet in Germany. Another example of the commitment of DeTeFleetServices to sustainability is the joint pilot project – renewed during 2006 – with DaimlerChrysler to trial the feasibility of fuel cells in passenger vehicles. The medium-term aim is to increase the proportion of vehicles using alternative drive technologies to up to 10 percent of the entire fleet.

STRATEGIC BUSINESS AREAS

Group Headquarters & Shared Services

Vivento continues successful expansion.

In response to the necessary staff restructuring, Deutsche Telekom has continued to utilize Vivento staff placement services, alongside tools such as redundancy payments and early retirement. In 2006, Vivento managed to consistently migrate staff to the business lines and expand its internal employment projects.

In the 2006 financial year, Vivento took over a total of 2,700 employees from the Deutsche Telekom Group. This increased the number of transferred staff to 36,800 since the company was established. However, some 4,400 staff left Vivento to take up a new post during 2006. Approximately 23,300 employees have found jobs outside Vivento since its formation. Vivento had a workforce of around 13,500 at December 31, 2006, including some 700 own employees/members of management, some 7,200 staff working in the Vivento business lines, and some 5,600 transferees. Of these, around 4,000 were engaged on a contract or temporary basis at the end of the year. The employment rate remained high in 2006. At December 31, 2006, around 85 percent of the approximately 12,800 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Federal Administrative Court clarified legal situation.

In a ruling dated June 22, 2006, the German Federal Administrative Court clarified the legal situation regarding the transfer of civil servants to Vivento, declaring the transfer as not legally permissible. The Federal Administrative Court’s decision means that civil servants affected by rationalization plans will no longer be transferred to Vivento until a suitable legal basis has been established, but will remain in their current organizational units. Until they can be placed in permanent jobs, the civil servants concerned must be available for temporary work within and outside the Deutsche Telekom Group as permitted by civil service law. Vivento’s professional placement management service will continue to support the civil servants affected by rationalization measures. The situation for the civil servants already transferred will remain unchanged, since in their case the transfer process has been completed.

Vivento Customer Services GmbH has successfully positioned itself in the call center services market since its formation in 2004. At the end of 2006, Vivento disposed of an initial five sites – Aachen, Dresden, Halle, Lübeck and Magdeburg – to the walter TeleMedien group. With this move, Vivento continues its strategy of selling off its businees lines. The change of employer by means of a transfer of ownership will ensure job security for the 600 or so staff affected at the locations involved. Deutsche Telekom backed the transfer of operations as of December 1, 2006 with a long-term order commitment, securing jobs through to the end of 2011. After the disposals, Vivento Customer Services GmbH had a presence in 14 locations throughout Germany at year-end 2006, employing some 2,500 staff in addition to the 200 staff engaged on a contract or temporary basis.

Vivento Technical Services GmbH, another Vivento business line, continued to develop its business during the financial year. As a technical service provider for fixed and mobile networks, Vivento Technical Services serves both the internal and external markets. Since the company was launched in 2004, the number of staff has increased to approximately 2,000. At the end of 2006, some 400 staff were also engaged on a contract or temporary basis at Vivento Technical Services.

Portfolio of internal projects extended.

Along with developing and expanding its business lines, Vivento also pushed forward expansion of its internal employment projects outside Deutsche Telekom in 2006. For instance, the personnel service provider expanded cooperation with the Federal Employment Agency. In addition to cooperation with the Federal Employment Agency and its regional offices as well as local administrations, Vivento now also runs so-called Service Centers for Customer Care and Services for the Family Benefits Department. At present, 2,200 staff from Vivento and other Deutsche Telekom units are involved in this joint project at the Federal Employment Agency. Cooperation with the Federal Employment Agency and other government agencies opens up new employment opportunities for civil servants in particular. As such, Vivento aims to build on these kinds of initiatives in 2007.

Professional placement management by Vivento boosts prospects.

Deutsche Telekom Foundation promotes new talent.

The Deutsche Telekom Foundation – one of Germany’s largest corporate foundations boasting EUR 100 million in trust capital – continued to be involved in promoting young talent in 2006. A host of long-term foundation projects devised in-house help the Deutsche Telekom Foundation specifically promote education, research and technology in the fields of mathematics, natural sciences and technology. In 2006, the Deutsche Telekom Foundation launched one of many initiatives in the area of Preschool Education: the Nature Workshop for kindergartens in the Ruhr region. In this pilot project, children together with their teachers gain hands-on experience of animals, plants and basic facts of natural sciences. In the Secondary Education area, the Deutsche Telekom Foundation launched its new junior engineer academies. The number of universities offering gifted schoolchildren early access to mathematics/natural science courses increased thanks to support from the Foundation. The most important activities in the University area in 2006 included filling the two endowed chairs in Berlin (Free University) and Munich (Ludwig Maximilian University).

Business expansion at Vivento drives revenue growth.

Total revenue of Group Headquarters & Shared Services increased by 5 percent in 2006 compared with the previous year. This increase was primarily driven by the continued expansion of business at Vivento Customer Services and Vivento Technical Services. Higher proceeds from vehicle sales and intensified usage of fleet vehicles at DeTeFleetServices also had a positive effect on total revenue.

Adjusted EBITDA decreased from EUR – 0.3 billion to EUR – 0.4 billion year-on-year. This is primarily due to lower volume and price-related revenues in the real estate area, which were not balanced out by revenue increases in the low-margin facility management business and higher proceeds from property sales. At Vivento, EBITDA remained at the prior-year level in spite of an increase in revenue. Although EBITDA benefited from lower staff-related costs due to the reduced headcount at Vivento, this positive effect was offset by higher expenses relating to the business expansion and expenses caused by the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area in the first quarter of 2006. In addition, EBITDA benefited from the reversal of a provision in connection with the housing assistance program (Woh-nungsfürsorge), after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved by an arbitral award in the first quarter of 2006. This positive effect was however offset by higher expenses for centralized marketing and IT measures.

Unadjusted EBITDA declined to EUR –1.1 billion year-on-year as a result not only of the development of adjusted EBITDA, but also of the change in special factors negatively affecting EBITDA. Special factors in the reporting period had a negative net effect of EUR 0.7 billion and included primarily expenses for voluntary redundancy and severance payments, early retirement and partial retirement.

In the previous year, special factors had a positive net effect of EUR 0.4 billion mainly attributable to the reversal of provisions as a result of the reduction in future liabilities relating to the annual deficit compensation for the Civil Service Health Insurance Fund (PBeaKK, EUR 0.8 billion). Income from insurance refunds and transfer payments to Vivento also had a positive effect in 2005. These positive effects on earnings in the prior year were offset by charges and provisions for severance and voluntary redundancy payments already implemented and those arising in conjunction with the Group’s planned staff-restructuring measures, as well as expenses for other staff-related measures, amounting to approximately EUR 0.3 billion. Expenses related to a capital increase for the Deutsche Telekom Foundation also had a negative impact of EUR 0.1 billion in 2005.

Profit from operations (EBIT) decreased by EUR 1.2 billion year-on-year. This decline can mainly be attributed to the decrease in unadjusted EBITDA.

“Nature Workshop” launched as a model project for children and teachers.

At the beginning of 2007 we integrated the management of all our sales and service activities for the German consumer market. The focus is on seeing things more from the customer’s perspective. We are consistently concentrating on the most important aspect in our market: our customers, their needs and their desires.

GROUP MANAGEMENT REPORT

70 Deutsche Telekom Group management report

73 Group organization

77 Group strategy and Group management

80 The economic environment

83 Development of business in 2006

93 Research and development

97 Employees

101 Sustainability and environmental protection 102 Risk and opportunity management 108 Highlights after December 31, 2006 109 Outlook

Deutsche Telekom Group management report.

Net revenue for the Group up 2.9 percent year-on-year to EUR 61.3 billion; proportion of Group revenue generated outside Germany increased from 42.6 percent to 47.1 percent

// Group EBITDA adjusted for special factors lower by 6.2 percent to EUR 19.4 billion, unadjusted EBITDA down by 18.9 percent to EUR 16.3 billion // Profit after income taxes adjusted for special factors decreased from EUR 5.1 billion to EUR 4.3 billion, profit after income taxes unadjusted for special factors decreased from EUR 6.0 billion to EUR 3.6 billion // Free cash flow before dividend payments down from EUR 5.7 billion to EUR 2.4 billion, including cash outflows of EUR 3.3 billion for the purchase of FCC licenses // Proposed dividend of EUR 0.72 at the same high level as prior year

Number of mobile customers, including newly acquired companies, grows to 106.4 million // Strong DSL growth: Broadband lines increased by 3.2 million, including DSL resale, to 11.7 million within and outside Germany // Business Customers strategic business area wins major new contracts with incoming new orders up by 3.8 percent to EUR 14.1 billion

Net revenue continues to grow.

For Deutsche Telekom, the 2006 financial year was marked by rapid technological change and tough competition in the telecommunications industry. These developments were driven by two opposing trends: The international sales markets of Deutsche Telekom enjoyed favorable development. This is especially true for the key market in the United States. In the domestic markets, both slower growth rates and an accelerated price decline in the telecommunications market are placing a burden on business.

In total, net revenue rose by 2.9 percent year-on-year to EUR 61.3 billion. The contribution to net revenue generated internationally was EUR 28.9 billion, or 47.1 percent. The decisive factors behind the development of revenue were, on the one hand, continued customer growth at T-Mobile USA and on the other, revenue generated by the subsidiaries gedas, tele.ring and PTC totaling EUR 1.2 billion were included for the first time. Domestic revenue, in contrast, declined from EUR 34.2 billion to EUR 32.4 billion as a result of strong competitive and price pressures.

Group EBITDA decreased in the reporting year by around EUR 3.8 billion or 18.9 percent to EUR 16.3 billion. It was negatively affected by special factors amounting to around EUR 3.1 billion. Expenses for staff-related measures had the greatest impact here (EUR 2.8 billion). Adjusted for special factors totaling EUR 3.1 billion, EBITDA decreased from EUR 20.7 billion to EUR 19.4 billion.

Profit after income taxes decreased year-on-year by EUR 2.4 billion to around EUR 3.6 billion. The major factor contributing to this development – in addition to EBITDA – was the loss from financial activities. Changes in income taxes, in particular, had a favorable effect on profit after income taxes. Adjusted for special factors, profit after income taxes for the reporting period amounted to around EUR 4.3 billion compared with EUR 5.1 billion in the prior year.

Besides the decrease in operating activities, the decline in free cash flow to EUR 2.4 billion is mainly attributable to the increased volume of investment, mainly as a result of the purchase of additional FCC licenses at T-Mobile USA for EUR 3.3 billion.

For the 2006 financial year, the Board of Management proposes a dividend of EUR 0.72 per share. The dividend will thus remain at the level paid out in the previous year.

The merger of T-Online International AG into Deutsche Telekom AG, which had been approved in 2005, became effective upon entry in the commercial register on June 6, 2006. The merger has brought the Broadband/Fixed Network strategic business area, which consists of T-Com and T-Online, a decisive step closer to an improved structure. Now that the merger has become effective, the Broadband/Fixed Network business area is broken down for reporting purposes into its domestic and international segments.

Mobile Communications remains the key growth driver.

In 2006, the Mobile Communications strategic business area was again the Group’s growth driver. The T-Mobile group substantially increased both its revenue and its customer base. The first-time consolidation of tele.ring and of the Polish company PTC was a significant factor.

GROUP MANAGEMENT REPORT

71

T-Mobile USA was again the most successful T-Mobile company with 3.4 million net additions. T-Mobile USA had a total of 25 million customers at the end of the year. In the reporting year, T-Mobile Deutschland recorded 1.4 million net additions, increasing its customer base to a total of 31.4 million. This success is mainly due to intensive marketing activities to win customers. For example, one success story was the marketing of calling plans with inclusive minutes (Relax calling plans). In the United Kingdom, T-Mobile UK (including Virgin Mobile) added around 0.9 million new customers. New calling plans such as Flext also contributed significantly to this increase. Customer numbers at T-Mobile Czech Republic also developed satisfactorily. In Austria, the number of customers increased significantly as a result of the acquisition of tele.ring. The major Eastern European mobile communication companies in Hungary, Slovakia, Croatia, Montenegro and Macedonia recorded appreciable growth of 0.8 million to over 10 million mobile customers in total. PTC in Poland has been fully consolidated since November 2006. As of the end of 2006, this subsidiary had 12.2 million customers.

T-Mobile USA took part in a spectrum auction held by the Federal Communications Commission (FCC) in the United States and purchased spectrum worth EUR 3.3 billion. This spectrum forms the foundation for T-Mobile USA to expand its customer base in the U.S. market and introduce innovative products on the basis of new technology.

Strong DSL growth in the Broadband/Fixed Network strategic business area.
Business development in the Broadband/Fixed Network strategic business area continued to be driven primarily by the dynamic growth of the broadband market. The number of broadband customers increased in 2006 in terms of both lines and rates:

The number of broadband lines in Germany and abroad (including Eastern and Western Europe) increased by around 36 percent to 11.7 million (2005: 8.6 million).

In Germany, the business area benefited from the general buoyancy of the broadband market. The number of customers also increased as a consequence of integrated all-inclusive offers of voice telephony, broadband Internet and TV entertainment (single-, double-, and triple-play packages) and new service offerings. A total of around 10.3 million (2005: 7.9 million) DSL lines provided by T-Com were in operation in Germany at the end of 2006, 2.4 million more than at the end of the previous year.

Nevertheless, competition in the broadband market continued to intensify in 2006. A consequence of this was a considerable drop in prices for ISP rates and, toward the end of the year, for complete packages. A characteristic feature of the entire broadband business was the entry into the market of an increasing number of European telecommunications companies and local loop operators.

T-Com benefited from dynamic market growth in particular in its DSL resale activities and the marketing of high bit rate unbundled subscriber lines. The number of DSL resale lines increased by 1.6 million year-on-year to 3.2 million.

Key financial figures for the Deutsche Telekom Group

millions of €	2006	2005	2004
Net revenue	61,347	59,604	57,353
Of which: international revenue	28,887	25,421	22,612
EBITDA[a]	16,321	20,119	19,392
EBITDA (adjusted for special factors)[a]	19,434	20,729	19,620
Profit after income taxes[b]	3,574	6,021	2,018
Profit after income taxes (adjusted for special factors)[a, b]	4,275	5,131	4,159
Net profit[b]	3,165	5,589	1,594
Net profit (adjusted for special factors)[a, b]	3,850	4,668	3,680
Shareholders' equity[b]	49,670	48,599	45,512
Net debt[c]	39,555	38,639	39,913
Free cash flow (before dividend payments)[d]	2,389	5,729	10,310
Employees (annual average)	248,480	244,026	247,559

[a] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA and adjusted EBITDA, as well as special factors affecting profit/loss and the adjusted profit/loss after income taxes and net profit, please refer to the "Development of business" section.

[b] Prior-year comparatives have been adjusted to reflect the change in policy in accounting for actuarial gains and losses. For further details, please refer to Note 29 in the consolidated financial statements.

[c] The "net debt" indicator is used by senior operating decision-makers at Deutsche Telekom to manage and control debt. Although many of Deutsche Telekom's competitors use this measure, its definition may vary from one company to another, however. For detailed information, please refer to the "Development of business" section.

[d] Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. "Free cash flow (before dividend payments)" should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies. For detailed information, please refer to the "Development of business" section.

72 Since the merger of T-Online International AG into Deutsche Telekom AG, the Broadband/Fixed Network strategic business area has been able to offer fully integrated packages for voice and Internet communication. Following the launch of the complete packages in mid-September, T-Com gained 563,000 new broadband customers in the fourth quarter of the year, the highest quarterly growth in DSL since the technology was introduced. With the new rates, T-Com has increasingly succeeded in winning over formerly pure voice telephony or narrowband Internet customers to broadband technology. T-Com entered the triple-play age in Germany in August: Using T-Com’s VDSL network, customers in ten German conurbations now receive top-quality voice communication, Internet access, and Internet Protocol TV (IPTV) through a single line. In time for the soccer season, T-Com opened the doors to the new world of multimedia applications by launching “Bundesliga auf Premiere powered by T-Com,” the IPTV broadcast of Bundesliga soccer games by pay TV operator Premiere. The second half of the year saw the introduction of the first triple-play packages on the market – not only in Germany but also in Eastern and Western Europe. In Western Europe, the launch of triple-play products in France and the further expansion of its proprietary infrastructure helped T-Com to capitalize substantially on the growth of this broadband market as well. The number of broadband lines in operation in Deutsche Telekom’s own networks in Western Europe increased fivefold to 445,000 and by 424,000 in Eastern Europe to 992,000 at the end of 2006. In total, the number of broadband lines Deutsche Telekom operates outside Germany, i.e., in Western and Eastern Europe, more than doubled to 1.4 million. The further expansion of the DSL rate customer base continued just as successfully as the development in the field of broadband lines. The number of DSL rate customers climbed by as much as 45 percent to a total of 8.0 million. Compared with the previous year, the DSL rate customer base in Germany grew by 1.8 million to 6.3 million. T-Com recorded strong growth in the fourth quarter in particular after introducing the complete packages. Overall, T-Com attracted more ISP rate customers than broadband line customers, an improvement in the customer base as the number of DSL lines with third-party ISP services is clearly in decline. In the verticals sector – consumer brands that are specifically targeted at young growth markets – Musicload continued its growth trend as one of the leading providers of online music downloads. In September, Musicload launched a new subscription model that gives customers access to more than 1.8 million tracks for a monthly charge. For many users, the subscription solution represents an attractive alternative to purchasing individual tracks on the Internet. Gamesload’s offering now includes more than 440 download games and over 120 games in the games flat rate. Musicload and Games-load are among the leading German online platforms in their respective target groups. In November 2006, T-Com launched Softwareload, a new download portal for software programs. Softwareload provides a selection of more than 17,000 titles covering a range of applications. The number of narrowband lines in Germany and abroad fell by 5.3 percent to 39.0 million in the course of the year (2005: 41.2 million). In Germany, the number of narrowband lines decreased by 5.7 percent year-on-year to 33.2 million (2005: 35.2 million). The main reasons for this decrease are customer churn in favor of fixed-network competitors as well as increasing substitution by mobile communications and cable network operators. At 9.0 million, the total number of T-ISDN lines decreased by a disproportionately high 8.2 percent year-on-year (2005: 9.8 million). This is attributable in part to DSL customers switching from T-ISDN to an analog T-Net line. The development of call minutes in Germany experienced contrasting trends in 2006. By successfully marketing calling plans, T-Com increased minutes loyalty for all call types (local, national, international, and fixed-to-mobile). The number of calling plan customers1 was 16.5 million at the end of the reporting period, representing a penetration rate2 of almost 50 percent. In the course of the year, overall minutes loyalty3 increased by 4.7 percentage points to a total of 68.4 percent. T-Com has therefore managed to defend itself against competitors’ call-by-call and preselection offers. However, in spite of the positive development of call minutes retention, the absolute number of call minutes in T-Com’s network continues to decline, due to the ongoing loss of lines and the effects of voice over IP and fixed-mobile substitution, for example. Business with resellers (wholesale services) also saw diverging trends in 2006: Interconnection business declined due to increasing direct network interconnection between competitors, price reductions for interconnection, and losses of call-by-call and preselection minutes. This contrasted with sharp increases in the number of unbundled subscriber lines to 4.7 million (2005: 3.3 million) and in DSL resale lines to 3.2 million (2005: 1.6 million). Overall, business in the area of wholesale services continued to be subject to considerable regulatory intervention. Moreover, price reductions for subscriber lines and DSL resale products in particular had a negative impact. In its business with international network operators (International Carrier Sales & Solutions business), which is affected by price erosion, T-Com focused on high-margin services. 1 Calling plans including PSTN rate options from the new “3x3 complete packages” and VoIP flat rates.

2 PSTN calling plans (excluding VoIP) to narrowband lines.

3 T-Com’s average market share (local, national, international and fixed-to-mobile) based on the overall traffic generated in the T-Com PSTN network.

GROUP MANAGEMENT REPORT

Group organization

Business Customers strategic business area increases the level of new orders despite difficult market environment.

In the reporting year, the Business Customers strategic business area was exposed to increasingly intense competition, continued consolidation, as well as a huge slump in prices in the traditional telecommunications business. Nevertheless, new orders rose by a total of 3.8 percent year-on-year due to new contracts. Total revenue amounted to EUR 12.6 billion in the reporting year, down by just 1.8 percent. One of the principal reasons for this was the decline in revenues from the telecommunications services segment – for both multinational business customers in the Enterprise Services business unit and medium-sized customers in the Business Services unit. Furthermore, the downturn in intragroup revenues from services for PC workstation systems also made itself felt.

By contrast, international business performed very positively. In total, T-Systems recorded an 18.2-percent revenue increase in this sector compared to the prior year’s figure. This growth was primarily due to the integration of gedas AG in 2006.

The volume of business with companies outside the Deutsche Telekom Group stabilized and remained at the prior-year level. Primary factors for this success included business with services for PC workstations and the development and integration of software systems in the Enterprise Services unit. The Business Services unit, which serves small and medium-sized enterprises, continues to lead the German market. The unit was able to increase its revenue from IT business by as much as 53.6 percent compared with the previous year. This positive development was unable to fully offset the decline in revenue in the traditional telecommunications business, however.

Growth was also driven by business with IP-based communications solutions. In total, however, the positive developments were not yet able to compensate for the downturn in traditional data communications services.

Group organization.

Merger of T-Online International AG into Deutsche Telekom AG effective since June 6, 2006

// KfW Bankengruppe sells Deutsche Telekom shares to Blackstone Group // Acquisition of gedas and tele.ring completed // PTC fully consolidated for the first time // Group’s top management reorganized

Deutsche Telekom is an integrated telecommunications provider. The Group offers its customers worldwide a comprehensive portfolio of state-of-the-art services in the areas of telecommunications and IT. In 2005, the Group realigned its structures and processes with the three main growth sectors of the industry: Broadband/Fixed Network, Mobile Communications, and Business Customers.

Organizational structure and business activities.

The Mobile Communications strategic business area comprises all activities of T-Mobile International AG & Co. KG as well as other mobile communications activities of Deutsche Telekom in Central and Eastern Europe. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, and Montenegro. The business area also has a subsidiary in Poland (PTC), which has been fully consolidated since November 2006. All T-Mobile entities offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. This strategic business area also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for Deutsche Telekom’s other strategic business areas.

When the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, T-Online ceased to report as a separate unit. However, in the market T-Online continues to be managed as a product brand. For reporting purposes, Broadband/Fixed Network has been broken down into its domestic and international segments since the second half of 2006. The Scout24 group is reported in the domestic segment as its parent company has its registered office in Germany.

Outside of Germany, the Broadband/Fixed Network strategic business area is represented in both Western and Eastern Europe: in France, Spain, Portugal, Austria, Switzerland, Hungary, Slovakia, Croatia, Macedonia, Montenegro, Bulgaria, and Romania.

In Germany, Broadband/Fixed Network operates one of the world’s most modern and powerful infrastructures for fast, secure information exchange – an infrastructure that includes more than 200,000 kilometers of optical fiber and an IP network operating with forward-looking multi-protocol label switching (MPLS) technology.

The business area has expanded the network infrastructure for the broadband communications market of the future in large parts of Germany. As of the end of 2006, DSL technology for fast Internet access was available to almost 93 percent of all T-Com access customers. In addition to further expanding the T-DSL network, Broadband/Fixed Network increased the performance of broadband Internet access. In ten conurbations, it has used VDSL technology to build an ultra-modern optical-fiber infrastructure for high-speed Internet access. The lines offer transfer rates of up to 50 megabits per second (Mbit/s). By the end of 2006, around 6 million households in the ten conurbations were accessible via the high-speed network. Outside the high-speed coverage areas, T-Com is also increasing the transfer rates for T-DSL customers. The ADSL2+ technology used gives customers bandwidths of up to 16 megabits per second.

T-Systems is Deutsche Telekom’s business customers segment. The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized enterprises. T-Systems is represented by subsidiaries in over 20 countries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

As a service provider, T-Systems offers its customers a full range of information and communication technology (ICT) from a single source. It develops integrated ICT solutions on the basis of its extensive expertise in these two areas. For its key accounts, T-Systems develops and operates infrastructure and industry solutions. The business area also offers international out-sourcing and takes over entire business processes (business process out-sourcing), such as payroll accounting. Its offering for small and medium-sized enterprises ranges from low-cost standard products through to high-performance IP-based networks and the development of complete ICT solutions.

T-Systems’ vertical, sector-specific services require in-depth knowledge of the industry and of the individual customer. The company serves the public sector and the telecommunications and automotive industries with vertical solutions along the entire value-added chain. T-Systems is also approaching further industries – with select, successful solutions. These include the areas of health, travel, transport, logistics, finance, aviation, and defense. Its extensive expertise in these sectors allows T-Systems to offer its customers the right balance of tailored and standardized services, thereby generating flexibility benefits in terms of quality, time, and cost.

In addition to the three strategic business areas, the organizational structure of the Deutsche Telekom Group also includes Group Headquarters & Shared Services, which comprises all Group units and subsidiaries that cannot be allocated directly to the strategic business areas. Group Headquarters is responsible for strategic management functions across the business areas. All other operating functions not directly related to the strategic business areas’ core business are now the responsibility of Shared Services. These consist of the Real Estate Services unit, whose activities include the management and administration of Deutsche Telekom AG’s real estate portfolio; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento, which manages surplus staff and employee placement and creates employment opportunities, including in its own business lines. Shared Services primarily has activities in Germany. Real Estate Services also has operations offering facility management services in Hungary and, since June 2006, in Slovakia. The main Shared Services subsidiaries include DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH, GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, Vivento Customer Services GmbH, and Vivento Technical Services GmbH. At the beginning of 2006, Deutsche Telekom AG reduced its interest in Sireo Real Estate Management GmbH from 51 percent to 25.1 percent.

GROUP MANAGEMENT REPORT

Group organization

Legal structure of the Deutsche Telekom Group.

Deutsche Telekom AG, Bonn, is the parent of the Deutsche Telekom Group and also its largest operating company. Its shares are traded on several stock exchanges, including Frankfurt, New York, and Tokyo. At December 31, 2006, 68.3 percent of the shares were in free float (2005: 62.51 percent), 14.83 percent were held by the Federal Republic of Germany (2005: 15.40 percent), and 16.87 percent were held by KfW Bankengruppe (2005: 22.09 percent). Accordingly, the shareholding attributable to the Federal Republic amounted to 31.70 percent (2005: 37.49 percent).

The change in the shareholdings over the previous year is principally attributable to the reduction in the interest held by KfW Bankengruppe resulting from the sale of a package of shares to the private investment company Blackstone Group in April 2006. The share held by The Blackstone Group totaled 4.39 percent at December 31, 2006. The Blackstone Group agreed with KfW Bankengruppe to lock up its holding for at least two years. In addition, KfW Bankengruppe has agreed to a one-year lock-up with respect to further sales of its shares in Deutsche Telekom.

As of December 31, 2006, the share capital of Deutsche Telekom AG totaled approximately EUR 11,164 million and was composed of some 4,361 million no par value registered ordinary shares. Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 1.9 million as of December 31, 2006) and the trust shares (around 21.5 million as of December 31, 2006). The trust shares are connected with the acquisition of VoiceStream and Powertel in 2001. As part of this acquisition, Deutsche Telekom issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustee in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trust’s existence. The shares issued to the trusts can be sold on the stock exchange on the instructions of Deutsche Telekom if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom.

The Articles of Incorporation authorize the Board of Management to increase the share capital with the approval of the Supervisory Board by up to EUR 2,399,410,734.08 by issuing up to 937,269,818 registered no par value shares for non-cash contributions in the period ending on May 17, 2009 (2004 authorized capital). They also authorize the Board of Management to increase the share capital, with the consent of the Supervisory Board, by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period ending on May 2, 2011. The new shares are to be issued for the sole purpose of granting shares to employees of Deutsche Telekom AG and lower-tier affiliated companies (employee shares) (2006 authorized capital) [http://www.deutschetelekom.com/dtag/cms/contentblob/dt/en/37314/ blobBinary/dtag-articles-of-incorporation.pdf].

The shareholders’ meeting on May 3, 2006 authorized the Board of Management to purchase up to 419,807,790 shares in the Company by November 2, 2007, with the amount of share capital accounted for by these shares totaling up to EUR 1,074,707,942.40, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under § 71d and § 71e of the German Stock Corporation Act (Aktiengesetz – AktG) do not at any time account for more than 10 percent of the Company’s share capital. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or by third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom pursuant to § 17 AktG. The purchase may take place without prejudice to the principle of equal treatment through the stock exchange or using a public purchase offer addressed to all shareholders. By resolution of the shareholders’ meeting of May 3, 2006, the Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG’s shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting [http://www.deutschetelekom.com/dtag/cms/content/dt/en/4788].

The main agreements entered into by Deutsche Telekom AG, which include a clause in the event of a takeover of Deutsche Telekom AG, principally relate to bilateral credit lines as well as to a loan agreement. In the event of a takeover, the individual lenders have the right to terminate the credit line and, if necessary, serve notice on it or demand repayment of the loan. A takeover is assumed when a third party, which can also be a group acting jointly, acquires control over Deutsche Telekom AG.

In addition, the other members of the Toll Collect consortium (Daimler Chrysler Services AG and Cofiroute SA) have a call option in the event that the ownership structure of Deutsche Telekom AG changes such that over 50 percent of its capital stock or voting rights are held by a new shareholder who previously did not hold them, and this change was not approved by the other members of the consortium. § 22 (1) of the Securities Trading Act (Wertpapierhandelsgesetz – WphG) similarly applies to the allocation of voting rights.

The principal subsidiaries and associates of Deutsche Telekom AG whose revenues, together with those of Deutsche Telekom AG, account for more than 90 percent of the Group, are listed in the notes to the consolidated financial statements (“Summary of accounting policies,” paragraph on the “Consolidated group”). In addition to Deutsche Telekom AG, 71 German and 204 foreign subsidiaries are fully consolidated in Deutsche Telekom’s consolidated financial statements (2005: 69 and 281). 18 associates (2005: 22) and 2 joint ventures (2005: 2) are also included using the equity method.

The changes in Deutsche Telekom’s consolidated group relate to both acquisitions and divestments. Two new equity interests were added to the Mobile Communications business area: in May 2006, the Austrian mobile communications group tele.ring and in November 2006 the Polish company PTC, which was previously consolidated at equity. In the Broadband/Fixed Network business area, several companies were consolidated for the first time: in February 2006 the Bulgarian Internet service provider Orbitel and in April 2006 the Hungarian data center operator Dataplex. In addition, the third quarter of 2006 saw the consolidation of ITC service provider KFKI-LNX by Hungarian company Magyar Telekom and Internet service provider iskon Internet by T-Hrvatski Telekom in Croatia. The Business Customers business area also incorporated the IT company gedas for the first time in April 2006. Deutsche Telekom AG reduced its interest in Sireo Real Estate Asset Management GmbH to 25.1 percent at the start of 2006.

The merger of T-Online International AG into Deutsche Telekom AG, which had been approved in 2005, initially could not become effective due to lawsuits filed by some T-Online shareholders. However, with a final and conclusive ruling of the Federal Court of Justice (Bundesgerichtshof), made public on June 1, 2006, the so-called release proceedings initiated by T-Online International AG were successfully completed, enabling the merger to be entered into the commercial register on June 6, 2006 and thereupon to become effective.

Management and supervision.

The management and supervisory structures, as well as the compensation system for the Board of Management and the Supervisory Board, follow the statutory framework and are focused on the long-term performance of the Group. In particular, they comply with the recommendations of the German Corporate Governance Code.

Board of Management responsibilities are distributed across six Board departments. In addition to the central management areas assigned to the chairperson of the Board of Management, the Board member responsible for Finance, and the Board member responsible for Human Resources, three Board departments were established in December 2006 that combine business area-specific and Group-wide tasks: the Business Customers and Production board department, the T-Com, Sales and Service board department and the T-Mobile, Product Development and Product Innovation board department. The Supervisory Board of Deutsche Telekom oversees the management of business by the Board of Management and advises the Board. The Supervisory Board is composed of twenty members, of whom ten represent the shareholders and the other ten the employees.

Deutsche Telekom’s Supervisory Board resolved at the end of 2006 to reorganize the Company’s top management:

– With effect from November 13, René Obermann – previously the member of the Board of Management responsible for T-Mobile – was appointed as the new Chairman of Deutsche Telekom’s Board of Management to succeed Kai-Uwe Ricke, who resigned with effect from November 12, 2006.

– Walter Raizner – responsible for the Broadband/Fixed Network business area – resigned from the Board of Management with effect from December 5, 2006. He was succeeded as of December 5, 2006 by Timotheus Höttges who assumes responsibility as a member of the Board not only for the Broadband/Fixed Network strategic business area, but also for Sales & Service at T-Com and T-Mobile in Germany.

– Hamid Akhavan was also appointed to the Board with effect from December 5, 2006. He is responsible for T-Mobile in Europe and also assumes responsibility for an integrated market approach in Hungary, Croatia, and Slovakia. Mr. Akhavan also manages Group-wide innovation and product development in the consumer business.

– T-Systems Chief Executive Officer Lothar Pauly continues to manage the network and IT strategy plus procurement in the infrastructure area, as well as the Business Customers area.

– Dr. Heinz Klinkhammer, Chief Human Resources Officer for many years, retired from the Board of Management as of January 1, 2007. Chief Financial Officer Dr. Karl-Gerhard Eick has provisionally managed the Human Resources Board department since January 1, 2007. He remains Chief Financial Officer and Deputy Chairman of the Board of Management.

The new management team will develop the Group’s strategic thrust further, both nationally and internationally. The operational focus will be on improving service quality and customer satisfaction.

The appointment and discharge of members of the Board of Management is in accordance with § 84 and § 85 AktG. Amendments to the Articles of Incorporation are made pursuant to § 179 and § 133 AktG; the Supervisory Board is also authorized, without a resolution by the shareholders’ meeting, to adjust the Articles of Incorporation to comply with new legal provisions that become binding for the Company and to make changes that merely affect the wording.

The six members of the Board of Management are entitled to fixed and annual variable remuneration as well as long-term variable components (Mid-Term Incentive Plan). Total remuneration is generally about 2/3 variable and about 1/3 fixed. The variable component is based on the extent to which each member of the Board of Management achieves the targets assigned to them by the General Committee of the Supervisory Board before the beginning of each financial year.

The total remuneration of Supervisory Board members is governed by § 13 of the Articles of Incorporation and includes a fixed annual component plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share. The compensation of the members of the Board of Management and the Supervisory Board is reported individually in the notes to the consolidated financial statements under Note 45, broken down by the various components.

GROUP MANAGEMENT REPORT

Group organization

Group strategy and Group management

77

Group strategy and Group management.

Key strategic course set in 2006 // Sales campaign targeting growth segments // Aiming to become the service quality leader // Safeguarding a sustainable future through cost efficiency // Value-oriented management of the Group

Group strategy.

Deutsche Telekom’s market and competitive environment continues to present huge challenges for our Group. This is partly due to the fact that the general conditions in the individual markets are subject to varying trends. Although the consumers segment is showing increasing signs of saturation, including in mobile communications throughout Europe, there are also growth markets in other areas such as the broadband market, mobile Internet use, and the mobile communications market in the United States. Yet competition is particularly tough for Deutsche Telekom in Germany, which is why the Company is challenged by a loss of market share and margin erosion. These developments are exacerbated further by government regulatory measures.

Previously separate markets and technologies are continuing to converge. One of the driving forces behind this development is the Internet Protocol (IP), a technology used to upload and download data in high-performance broadband networks. This entails both opportunities and risks for our Group. Whereas the ability of Deutsche Telekom as an integrated provider to shape this transformation of the industry constitutes an opportunity, the growing interchangeability of telecommunications offerings poses a major risk. This has prompted an increasing number of providers – also from related industries – to act, some with business models that may have serious implications for Deutsche Telekom. One example is the growing range of Internet-based communication technologies such as voice over IP.

Deutsche Telekom implemented a whole range of key measures during the reporting year that benefited the Group’s strategic positioning. The merger of T-Online into Deutsche Telekom, which was successfully completed in 2006, has already substantially improved the range of products on offer from the customer’s perspective. This only became possible through an integrated market presence in the highly competitive broadband market. By acquiring further spectrum rights in the United States, Deutsche Telekom prepared to increase its market share in terms of revenue in the U.S. mobile market in summer 2006. In the business customer segment, we further reinforced our core competence as a service provider for information and communications technology by expanding our footprint in the automotive industry with the integration of gedas’ activities, for example.

In addition, we succeeded in placing a series of innovations on the market. The marketing kick-off of television content transmitted over the Internet Protocol (IPTV) using the new high-speed network in Germany represents a further milestone for the positioning of Deutsche Telekom in the broadband services market. Thanks to the introduction of HSDPA, mobile broadband has also become a reality in the mobile communications segment. Our sales drive increased the number of DSL customers in Germany to over ten million. With our “Telekom-Vorteil” customer loyalty scheme, customers can benefit from our strength as an integrated telecommunications group. Customers who combine our fixed telephony, mobile communications and broadband offers save on charges. Last but not least, the successful implementation of customer relationship management across business areas means that Deutsche Telekom is now able to tailor integrated offerings to the requirements of its customers even better than before.

To optimize service for our customers in the future, we are pulling out all the stops to achieve a sustainable improvement in the service culture at the customer interface. For Deutsche Telekom to become the most highly regarded service company, all employees have to focus squarely on the customers’ needs. On this basis, market-related customer satisfaction will enhance the Group’s financial goals.

In Germany’s consumer market, our Group is concentrating on ensuring a sustainable level of income in an environment characterized by margin erosion and loss of market share. We will continue to defend our business with innovative calling plans and bundled products. In the broadband market, our goal is to advance business further, both in mobile communications (e.g., with UMTS) and in the fixed network (with T-DSL/VDSL). We will continue to expand our high-speed network for this purpose. We see ourselves as the driving force behind a new market that goes beyond voice telephony and broadband Internet access to provide interactive potential with high-definition television (HDTV).

To achieve these goals, we have to offer exclusive, attractively priced products, backed up with high-caliber customer service. To guarantee this, staffing at the call centers and T-Punkt stores will be adapted to market requirements. The number of T-Punkt stores will be significantly increased, for instance. As part of the T-Service project, some 35,000 people will look after the technical infrastructure and customer service, and a further 10,000 or so will be transferred from call center units. The aim is to offer high-quality service at competitive conditions, which also involves raising productivity in the interests of our customers. Optimized sales, top-quality service and innovative products will enable us to attract new customers.

In the long term, we as a Group will create the most modern range of products in the information and telecommunications industry, using a completely IP-based production architecture, that will include full interoperability between fixed-line and mobile communications. By optimizing our network infrastructure we are also laying an important foundation for sustainable cost efficiency in production. We are striving to achieve lean cost structures in both the consumers and the business customers area.

In the rest of Europe, our aim is to systematically increase our market share in terms of revenue. We are pursuing a very aggressive strategy in our mobile communications markets, both in respect of winning over market shares from other mobile operators and through substitution of fixed-line business. In doing so, we are placing particular emphasis on customer service and attractive offers. As an integrated telecommunications provider in Hungary, Croatia, and Slovakia, we will systematically market triple-play and quad-play packages in these markets as well. Triple play combines voice telephony, broadband Internet access, and TV-based entertainment services, while quad play adds a mobile communications component. Our goal is to further expand our excellent market position in Eastern Europe in specific areas.

In the United States, the mobile communications market as a whole is still experiencing strong subscriber growth, which means that Deutsche Telekom must first and foremost seek to grow faster than the market – in other words, to increase its market share. Average revenue per user has to be kept stable at the same time. The success of T-Mobile USA to date is attributable not least to the outstanding quality of its customer service. Now that we have acquired more frequency at the spectrum auction, our network capacity has increased. We will use this to add attractive services to our product portfolio.

In the business customer segment, we will forcefully defend our share of the telecommunications market and further expand it in the large and medium-sized customer segments. At the same time, we will introduce offers with standardized IT services and solutions for the middle market in the growth area of information technology and expand the IT outsourcing business with existing and new key accounts. The market-oriented steps already taken include strategic pricing measures and also the rapid expansion of IP services. On the production side, we will consolidate the platforms to tap additional potential efficiency. Systematically aligning production architecture and business processes will put us in an excellent position to serve the business customer market with a portfolio of competitive integrated IT and telecommunications solutions. This applies to horizontal solutions for specific parts in the value chain and also to industry-specific solutions, such as the automotive industry or the public sector.

Our goal is to make Deutsche Telekom the leading service provider in the industry. To do this, we will cement the service concept deep in our corporate culture throughout the Group. Our Company will prove its worth with exemplary quality of service both internally and, in particular, externally in direct contact with customers. Achieving this goal – service leadership – will be pivotal to sustaining our success in the face of competition.

GROUP MANAGEMENT REPORT

Group strategy and Group management

Group management.

The financial management of the Group uses an integrated system of key figures based on a small number of closely related key performance indicators (KPIs). These performance indicators define the delicate balance of growth, profitability and financial security the Group has to maintain when pursuing its primary goal of profitable growth:

EVA®, return on capital employed (ROCE)

Profitability

Financial security Growth

Relative debta, Revenue, gearingb adjusted EBITDAc

a The “relative debt” indicator is the ratio of net debt to EBITDA adjusted for special factors; for more information, please refer to the “Development of business” section.

b The “gearing” indicator is the ratio of net debt to equity; for more information, please refer to the “Development of business” section.

c Corresponds to EBITDA adjusted for special factors; for more information, please refer to the “Development of business” section.

Revenue growth forms the basis for almost every company’s income statement and reflects the concept of substantive growth. A further KPI is EBITDA, which corresponds to profit/loss from operations excluding depreciation, amortization, and impairment losses. The Group uses EBITDA growth to measure its short-term operational performance and the success of its individual operations. The Group also uses the EBITDA margin – the ratio of EBITDA to revenue – as a performance indicator. This relative indicator enables a comparison of the earnings performance of profit-oriented units of different sizes.

The Group’s focus on financial security ensures that it will continue to be able to repay its debt and remain financially sound. Financial security is primarily measured using the “gearing” and “relative debt” KPIs. One component of the indicators is net debt, which Deutsche Telekom uses as an important indicator for investors, analysts, and rating agencies.

To measure the profitability of business development, the Group uses the return on capital employed (ROCE) as a relative indicator and economic value added (EVA®) as an indicator of value creation.

ROCE shows the result obtained in relation to the assets employed in achieving that result. ROCE is calculated using the ratio of profit from operations after depreciation, amortization, impairment losses, and taxes (i.e., net operating profit after taxes, or NOPAT) to the average value of the assets tied up for this purpose in the course of the year (i.e., net operating assets, or NOA).

Deutsche Telekom’s goal is to exceed the return targets imposed on it by lenders and equity suppliers on the basis of capital market requirements (superior shareholder return). Return targets are measured using the weighted average cost of capital (WACC). The cost of equity is the return an investor expects on an investment in the capital market with equivalent risk. The cost of debt is calculated on the basis of the Group’s financing terms on the debt market, taking into account that interest on borrowed capital is tax-deductible.

The Group uses EVA® as its key indicator of value creation to measure the absolute contributions made by the operational units to the value of the Group. In general, it is also the main benchmark for focusing all operational measures on superior value.

The main elements are:

– Value-oriented growth in the strategic business areas that promise an appropriate return on capital employed: Each investment must generate a return that corresponds at least to the WACC. In addition, the business portfolio is optimized by focusing on the business areas that are expected to generate the highest returns in the medium term.

– Optimization of ongoing business activities. The Group continuously searches for significant gaps and potential with the aim of improving the value contribution of existing units and optimizing the employment of capital.

This ensures that all activities are focused on superior value. Value-oriented management thus implements the Group’s commitment to growth in value-creating business areas down to the level of the operational units.

The economic environment.

Global economy growing at a high level overall // Mobile communications continues to drive growth in the telecommunications market despite falling prices // Broadband market is boosting the Internet as a mass medium

Gross domestic product

Changes over the prior year in real terms (%)

4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5

3.6 1.9 1.2 0.9 3.3 2.6 2.7 2.6

2005 2006 projected

USA United Kingdom Euro zone Germany

Global economic development.

The global economy continued to develop very robustly in 2006, though some worldwide momentum was lost after the summer. A clear cyclical divide between the major economic areas became apparent. While Europe experienced a dynamic upswing during the year, aggregate capacity utilization in the United States and Japan declined. In the EU accession countries, production continued its vigorous upward trend, although the pace of growth varied slightly in the individual countries. The euro strengthened against the U.S. dollar and the Japanese yen in 2006, reflecting an improvement in the euro zone’s economic prospects.

An increasingly restrictive monetary policy had a dampening effect on the economies of almost all major industrial countries in 2006. However, the macroeconomic environment underwent a slight improvement in the third quarter of 2006 compared with previous quarters. While oil prices reached new highs in August 2006, they had rapidly slid back down again by the end of December 2006, even falling to below 2005 prices. Other raw material prices also stagnated or dropped around the end of the year. This pushed down the inflation rate in industrialized countries in the last few months of the year to such an extent that although the inflation rate in 2006 rose slightly on account of increasing acceleration in the wage drift, it was still exceedingly low.

According to estimates by the Institute for the World Economy, the real gross domestic product (the value of all services generated in a country) of the United States grew more or less as strongly as in 2005 at 3.3 percent, but aggregate capacity utilization fell substantially over the year as a result of a drop in housing investment. The economies in the euro zone experienced a strong upturn in 2006. The Institute for the World Economy estimated that GDP increased by 2.7 percent. The surge in economic growth also strengthened in the United Kingdom, where the Institute for the World Economy puts the increase in GDP at 2.6 percent. At an estimated 4.7 percent, expansion in the new Member States of the European Union is slightly higher than in the previous year.

Real GDP growth in Germany was an estimated 2.6 percent. In contrast to previous years, however, this growth was not driven by exports alone. The sharp increase in investments in noncurrent assets and the appreciable rise in consumer demand at the end of the year also contributed to this positive development.

GROUP MANAGEMENT REPORT

The economic environment

Telecommunications market.

The liberalization of the telecommunications sector has led to intense price pressure. This is again reflected in the Federal Statistical Office figures for the price index for telecommunications services (fixed network, mobile communications, and Internet) for the period January to December 2006. Consumer prices for telecommunication services in 2006 were on average 3.0 percent lower than in the previous year. This was principally due to the year-on-year drop in prices for mobile telephony (10.7 percent) and for Internet use (5.1 percent). After declining in both 2004 and 2005, mobile telephony rates decreased again in 2006 with the advent of mobile communications discounters. In 2006, the price war among DSL providers affected prices for Internet access.

Mobile communications market.

The mobile communications business continued its global growth trend in 2006, although the pace of development varied in the individual regions. While growth tailed off in Western Europe’s largely saturated markets, the United States and Eastern Europe continued to record strong growth in customers and revenue. There was also further consolidation among the providers on the market.

Generally speaking, three groups of providers are competing for customers in mobile communications markets: network operators, resellers, and companies that buy network services and market them independently to third parties (MVNOs). A precondition for operating mobile communications networks, and hence for offering mobile communication services, is a frequency spectrum license awarded by the government. Whereas these are normally awarded by the national authorities in Europe, the United States has a large number of license areas, even within the individual states. The number of licenses awarded limits the number of network operators in each market, subjecting mobile communications to a range of regulatory regimes including price regulation. The award of licenses, the prices of the licenses, and regulation significantly influence the mobile communications business.

In the United States, T-Mobile now competes with three major national providers – Verizon, AT&T/Cingular, and Sprint/Nextel, all with a much larger national customer base than T-Mobile.

Competition continues to be intense in most markets in Europe. This affects price, contract options, applications, network coverage, and quality of service. As markets approach saturation point, providers are increasingly focusing on strengthening existing customer relationships. At the European level, competition in mobile communications is increasing because of the introduction of Europe-wide services.

Despite the increasingly difficult market environment, T-Mobile USA again recorded above-average growth in 2006 and further expanded its market share. Furthermore, the foundation for further growth in the U.S. market was laid last year with the acquisition of additional spectrum. In Germany, on the other hand, T-Mobile was unable to maintain its revenues at the prior-year level on account of intense competition. By contrast, T-Mobile UK succeeded in acquiring further revenue market share in what was also a hard-fought market. T-Mobile remains the largest mobile communications company in Central and Eastern European markets in terms of customer numbers.

Broadband/fixed-network market.

In Germany, competition in the fixed-network market has intensified further. In addition to increasing competition from large European telecommunications companies and city network operators, pressure from cable operators is also growing. In addition, substitution by mobile communications continues. According to Bitkom, companies in Germany generated 4.5 percent less revenue from fixed-network calls in 2006. This source of revenue amounted to only EUR 18.8 billion, in contrast to the mobile communications market, which grew by 2 percent in 2006 to EUR 23.9 billion.

According to Bitkom, revenue from voice services in the telecommunications market is currently declining by EUR 1 billion per year. At the same time, Bitkom describes growth in data services as “dynamic.” Together with mobile communications, which is growing moderately, revenue from telecommunication services in Germany increased by a modest 0.9 percent to EUR 56.6 billion in 2006.

In Europe’s online markets, the Internet also remained an important growth driver for the fixed network. Jupiter Research estimates that the number of private Internet users in Western Europe increased from around 196 million to approximately 209 million in 2006, which equates to growth of 7 percent. This means that, overall, significantly more than 50 percent of Western Europe’s population already has access to the Internet. The proportion of households in Western Europe with broadband access increased from 31 percent to 40 percent. The increase in the number of broadband households is accompanied by the growing use of data-intensive applications giving online access to entertainment programs such as films, music, and games, for example.

Despite these difficult market conditions, the Broadband/Fixed Network business area was able to maintain its strong foothold as a broadband provider with new integrated complete packages, especially after the merger of T-Online International AG into Deutsche Telekom AG, and to expand its excellent position in the hard-fought broadband market with a total of 11.7 million broadband lines (2005: 8.6 million). The 3x3 complete packages launched in mid-September 2006 are evidence of this business area’s outstanding market success, with 3.6 million marketed customers by the end of 2006. Over 70 percent of the rates are sold as a complete package comprising a traditional voice line, an innovative broadband line and a voice and Internet component, as well as an Internet flat rate. Through up-selling and with new service packages, we have succeeded in addressing new customer groups, thus boosting the dynamic growth of the broadband market once more in the fourth quarter of 2006. In addition, the business area had over 16.6 million Internet customers throughout Europe with a billing relationship in 2006 (2005: 15.2 million).

A further decrease in the number of call minutes in the fixed network was recorded. According to a study by Dialog consult and analyses and forecasts by VATM, T-Com’s competitors account for more than 50 percent of call minutes. The increase in competitors’ market share of call minutes is primarily due to the higher sales of full-package lines on their part.

At T-Com, the development of call minutes in 2006 was marked by opposing trends. Firstly, T-Com increased minutes loyalty for all call types compared with the previous year, especially as a result of the successful marketing of calling plans and introduction of complete packages in fall 2006. This was also illustrated by the increase in overall minutes loyalty, which rose by 4.7 percentage points year-on-year to 68.4 percent. T-Com has therefore managed to defend itself against competitors’ call-by-call and preselection offers. Secondly, the absolute number of call minutes in T-Com’s network fell sharply again. This is attributable to the ongoing line losses, increasing substitution by mobile communications, and – albeit to a lesser extent – substitution by VoIP.

In 2006, the French market was again characterized by strong investment by market participants in the expansion of telecommunications networks and in customer acquisition, as well as by continued price competition. To set itself apart from its competitors in this market environment, the Broadband/ Fixed Network business area pursued a very aggressive pricing strategy in France, while offering innovative products on the basis of a proprietary IP-based network, and ensuring service quality. This successful strategy helped Broadband/Fixed Network to grow faster than the market as a whole to acquire additional market share.

Spain also saw further consolidation of the broadband market in 2006. Here, the business area positively set itself apart from the competition on the basis of its own network, through both prices and products. With its company Ya.com, the Broadband/Fixed Network division is the third-largest ADSL network operator after its competitors Telefónica and the France Télécom unit Orange. As a result, the division was able to further cement and expand its share of the market in Spain.

In Eastern Europe, intense competition continues unabated on account of substitution by mobile communications, preselection and call-by-call providers, as well as cable network operators. In this difficult environment, T-Com focused on introducing attractive calling plans and flat rate offers as well as triple play, and on dynamic growth in the broadband market. This checked the downward trend.

More new competitors entered the market in Croatia and Slovakia in 2006. Increasing substitution by mobile communications has intensified competition in Slovakia, for example. In addition, more customers in Slovakia and Hungary switched over to cable network operators. IPTV was introduced in Croatia in the third quarter of 2006 and in Hungary and Slovakia in the fourth quarter of 2006 to develop new customer groups for the broadband business.

Business customer market.

Developments in the business customer market for information and communication technologies (ICT market) are closely linked to the macroeconomic and regional economic environment. The current economic climate in the ICT market further intensified competition in 2006 with continued price reductions in nearly all segments of the market. This resulted in further consolidation of the market, which currently consists of a handful of large IT and telecommunications providers and a number of fast-growing smaller providers.

In this market environment, T-Systems has held its ground well throughout Europe. In terms of total revenue, T-Systems is the German market leader in both the IT and the telecommunications sector. In Western Europe, the unit is one of the top five providers of IT services, together with IBM Global Services, EDS, HP Services, and Accenture. In the area of telecommunications services, T-Systems, BT Global Services, France Télécom/Equant, and Telefónica are the top four European providers. Globally, T-Systems is one of the top 20 IT and telecommunications providers in terms of total revenue.

Regulatory influence on Deutsche Telekom’s business.

Deutsche Telekom’s business activities are strongly affected by regulation, combined with extensive powers of government agencies to intervene in product design and pricing. The German Telecommunications Act (Telekommunikationsgesetz – TKG) stipulates far-reaching regulation for many areas of telecommunications services.

Under the TKG, the Federal Network Agency can impose obligations on companies with significant market power in individual markets regarding the services they offer on those markets. For example, such companies may be obliged to offer certain upstream products at prices that are subject to prior approval by the Federal Network Agency. Regulation therefore substantially encroaches on their entrepreneurial freedom.

GROUP MANAGEMENT REPORT
The economic environment
Development of business in 2006
83

In applying the TKG, the Federal Network Agency has so far refused to reduce the intensity of regulation. With the exception of a few cases, the regulations are applied unchanged and even extended to cover new services and markets. These regulations not only apply to services and markets that were not regulated in the past, but also to those that are just emerging. For example, the innovative voice over IP service is now part of the regulated voice telephony market. Similarly, VDSL lines have generally been allocated to the broadband wholesale services segment (a regulated market), although Deutsche Telekom has only just completed development of this technology. A new provision to be included in the TKG, which specifies that new markets should always be exempt from regulation, is expected to improve the regulatory framework. Final implementation of this regulation is still pending, given that the EU Commission has already instituted breach-of-contract proceedings alleging that the regulation is in conflict with the EU's legal framework. Deutsche Telekom will make its decisions on additional investments in broadband networks dependent not only on demand, but also on the regulatory environment.

Deutsche Telekom is subject to regulation not only in Germany; some of its subsidiaries abroad also have to comply with local regulations. For the fixed network, this applies in particular to subsidiaries in Hungary, Slovakia, and Croatia. In mobile communications, subsidiaries in the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Croatia, and Slovakia are subject to regulation.

Development of business in 2006.

Proportion of revenue generated outside Germany continues to rise // Profit after income taxes lowered by staff-related measures // Investments continue to grow // Deutsche Telekom rating by all major ratings agencies in the single A– range

Earnings situation of the Group.

Net revenue increased by EUR 1.7 billion year-on-year to EUR 61.3 billion. This corresponds to an increase of 2.9 percent. This continued net revenue growth was aided by effects relating to the composition of the Group (mainly gedas, tele.ring and PTC) in the amount of around EUR 1.2 billion. On the other hand, there were negative exchange rate effects totaling approximately EUR 0.2 billion, especially from the translation of U.S. dollars (USD) to euros.

The main contributor to net revenue – and revenue growth – was once again the Mobile Communications strategic business area. By contrast, the Broadband/Fixed Network strategic business area recorded a drop in revenue.

The proportion of international revenue continued to increase, rising year-on-year by around 4.5 percentage points to 47.1 percent. The key factor underlying this trend is the sustained positive business development at T-Mobile USA.

Contribution of the strategic business areas to net revenue

	2006 millions of €	Proportion of net revenue of the Group %	2005 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	2004 millions of €
Net revenue	**61,347**	**100.0**	**59,604**	**100.0**	**1,743**	**2.9**	**57,353**
Mobile Communications	31,308	51.0	28,531	47.9	2,777	9.7	25,450
Broadband/Fixed Network	20,635	33.6	21,731	36.4	(1,096)	(5.0)	22,397
Business Customers	9,061	14.8	9,058	15.2	3	0.0	9,246
Group Headquarters & Shared Services	343	0.6	284	0.5	59	20.8	260

84

Development of revenue by geographic area

	2006 millions of €	2005 millions of €	Change millions of €	Change %	2004 millions of €
Net revenue	**61,347**	**59,604**	**1,743**	**2.9**	**57,353**
Domestic	32,460	34,183	(1,723)	(5.0)	34,741
International	28,887	25,421	3,466	13.6	22,612
Proportion generated internationally (%)	47.1	42.6			39.4
Europe (excluding Germany)	14,823	13,272	1,551	11.7	12,952
North America	13,700	11,858	1,842	15.5	9,301
Other	364	291	73	25.1	359

EBITDA for the Group decreased in the reporting year by around EUR 3.8 billion or 18.9 percent to EUR 16.3 billion.

In the reporting year, special factors had a net negative effect on EBITDA of EUR 3.1 billion. These mainly involved expenses in connection with staff-related measures. In the previous year, by contrast, positive special factors were recorded, mainly relating to the reversal of provisions in connection with new arrangements for the financing of the Civil Service Health Insurance Fund.

Excluding these special factors, adjusted EBITDA decreased by EUR 1.3 billion or 6.2 percent to EUR 19.4 billion. All business areas except Mobile Communications contributed to this decrease. The decline in the Broadband/Fixed Network business area was particularly a result of the drop in fixed-network revenue, increased customer acquisition costs, especially in the broadband area, and higher costs in connection with the launch of new products. This combined impact on adjusted EBITDA was partially offset by cost-cutting measures. The decrease in the Business Customers strategic business area is mainly attributable to persistently high price and cost pressures. In the Group Headquarters & Shared Services area, adjusted EBITDA declined mainly due to a price- and volume-driven decrease in real estate billings. Adjusted EBITDA at the Mobile Communications business area increased, particularly driven by favorable revenue trends in the wake of consistently strong customer growth as well as the first-time consolidation of PTC in Poland and of tele.ring.

At around EUR 3.6 billion, **profit after income taxes** for 2006 was down EUR 2.4 billion year-on-year. This development was affected by offsetting special factors.

Besides the aforementioned special factors that negatively affected EBITDA, some positive income tax-related special factors were recorded. In particular, these included tax income from the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA and tax-related impacts on the special factors affecting EBITDA. In the previous year, the main special factors were goodwill impairment losses at T-Mobile UK and offsetting tax income from the reversal of impairment losses on deferred tax assets relating to U.S. loss carryforwards, plus the gain on the disposal of the remaining shares in MTS.

Adjusted for these special factors, profit after income taxes amounted to around EUR 4.3 billion compared with EUR 5.1 billion in the prior-year period.

GROUP MANAGEMENT REPORT
Development of business in 2006
85

Consolidated income statement and impact of special factors [a, b]

millions of €	2006	Special factors	2006 excluding special factors	2005	Special factors	2005 excluding special factors	2004	Special factors	2004 excluding special factors
Net revenue	61,347		61,347	59,604		59,604	57,353		57,353
Cost of sales	(34,755)	(1,400)[c]	(33,355)	(31,862)	(535)[i]	(31,327)	(31,544)	(1,325)[q]	(30,219)
Gross profit	**26,592**	**(1,400)**	**27,992**	**27,742**	**(535)**	**28,277**	**25,809**	**(1,325)**	**27,134**
Selling expenses	(16,410)	(790)[d]	(15,620)	(14,683)	(276)[j]	(14,407)	(12,870)	(24)	(12,846)
General and administrative expenses	(5,264)	(841)[e]	(4,423)	(4,210)	(262)[k]	(3,948)	(4,476)	(137)[r]	(4,339)
Other operating income	1,257	20	1,237	2,408	824[l]	1,584	1,718	84[s]	1,634
Other operating expenses	(888)	(145)[f]	(743)	(3,635)	(2,297)[m]	(1,338)	(3,916)	(2,524)[t]	(1,392)
Profit from operations (EBIT)	**5,287**	**(3,156)**	**8,443**	**7,622**	**(2,546)**	**10,168**	**6,265**	**(3,926)**	**10,191**
Loss from financial activities	(2,683)	196[g]	(2,879)	(1,403)	1,059[n]	(2,462)	(2,695)	1,230[u]	(3,925)
Profit before income taxes	**2,604**	**(2,960)**	**5,564**	**6,219**	**(1,487)**	**7,706**	**3,570**	**(2,696)**	**6,266**
Income taxes	970	2,259[h]	(1,289)	(198)	2,377[o]	(2,575)	(1,552)	555[v]	(2,107)
Profit after income taxes	**3,574**	**(701)**	**4,275**	**6,021**	**890**	**5,131**	**2,018**	**(2,141)**	**4,159**
Profit attributable to minority interests	409	(16)	425	432	(31)	463	424	(55)	479
Net profit	3,165	(685)	3,850	5,589	921	4,668	1,594	(2,086)	3,680
Profit from operations (EBIT)	5,287	(3,156)	8,443	7,622	(2,546)	10,168	6,265	(3,926)	10,191
Depreciation, amortization and impairment losses	(11,034)	(43)	(10,991)	(12,497)	(1,936)[p]	(10,561)	(13,127)	(3,698)[w]	(9,429)
EBITDA	**16,321**	**(3,113)**	**19,434**	**20,119**	**(610)**	**20,729**	**19,392**	**(228)**	**19,620**
EBITDA margin (%)	**26.6**		**31.7**	**33.8**		**34.8**	**33.8**		**34.2**

[a] Prior-year comparatives for the items profit/loss from financial activities, profit before income taxes, income taxes, profit after income taxes, and net profit have been adjusted to reflect the change in policy in accounting for actuarial gains and losses. For further details, please refer to Note 29 in the consolidated financial statements.

[b] EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes, and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies. In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole. In the reporting period as well as the comparable prior-year period, Deutsche Telekom's net profit/loss as well as the EBITDA of the Group and of the strategic business areas were affected by a number of special factors. Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors. The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted. To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors in 2006:

[c] Expenditures for staff-related and restructuring measures, mainly in Broadband/Fixed Network (EUR – 0.8 billion) and Business Customers (EUR – 0.5 billion).

[d] Expenditures for staff-related and restructuring measures, mainly in Broadband/Fixed Network (EUR – 0.5 billion) and Business Customers (EUR – 0.2 billion).

[e] Expenditures for staff-related and restructuring measures, primarily in Broadband/Fixed Network (EUR – 0.1 billion) and Business Customers (EUR – 0.1 billion), as well as Group Headquarters & Shared Services (EUR – 0.6 billion).

[f] Expenditures for staff-related and restructuring measures, primarily in Group Headquarters & Shared Services (EUR – 0.1 billion).

[g] Retroactive income from the sale of Celcom in Group Headquarters & Shared Services (EUR 0.2 billion).

[h] Positive tax effects from the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA (EUR 1.3 billion) and from expenditures for staff-related and restructuring measures (EUR 1.2 billion) are offset by negative tax effects, mainly from valuation allowances on deferred tax assets relating to loss carryforwards at T-Mobile in Austria and at Broadband/Fixed Network in France and Spain (EUR – 0.2 billion).

Special factors in 2005:

[i] Expenditures for staff-related measures, primarily in Broadband/Fixed Network (EUR – 0.4 billion) and Business Customers (EUR – 0.1 billion), as well as Group Headquarters & Shared Services (EUR – 0.1 billion).

[j] Expenditures for staff-related measures, primarily in Broadband/Fixed Network (EUR – 0.2 billion) and other strategic business areas (EUR – 0.1 billion).

[k] Expenditures for staff-related measures, mainly in Broadband/Fixed Network (EUR – 0.1 billion) and Business Customers (EUR – 0.1 billion).

[l] Primarily income from the reversal of provisions in connection with the Civil Service Health Insurance Fund (EUR 0.8 billion).

[m] Goodwill impairment losses at T-Mobile UK (EUR – 1.9 billion), additions to out-of-court settlement payments at Group Headquarters & Shared Services (EUR – 0.1 billion) and in particular expenditures for staff-related and restructuring measures (EUR – 0.3 billion).

[n] Gains on disposal, mainly from the sale of MTS (EUR 1.0 billion; Mobile Communications) and comdirect bank (EUR 0.1 billion; Broadband/Fixed Network).

[o] Positive tax effects from the reversal of impairment losses on deferred tax assets in connection with loss carryforwards at T-Mobile USA (EUR 2.2 billion) and from expenses for staff-related measures (EUR 0.5 billion) are offset by negative tax effects from the reversal of provisions for the Civil Service Health Insurance Fund (EUR – 0.3 billion; Group Headquarters & Shared Services).

[p] Primarily goodwill impairment losses at T-Mobile UK (EUR – 1.9 billion).

Special factors in 2004:

[q] Goodwill impairment losses on U.S. mobile communications licenses of just under EUR – 1.3 billion as well as expenditures for staff-related measures of less than EUR – 0.1 billion (Broadband/Fixed Network).

[r] Expenditures for staff-related measures in Broadband/Fixed Network as well as other risks (EUR – 0.1 billion in total).

[s] Retroactive income from the sale of Virgin Mobile (EUR 0.1 billion; Mobile Communications).

[t] Goodwill impairment losses at T-Mobile UK (EUR – 2.2 billion) and Slovak Telekom (EUR – 0.2 billion) as well as expenditures for staff-related measures at Broadband/Fixed Network and Group Headquarters & Shared Services (EUR – 0.1 billion in total).

[u] Gain on disposals of shares, primarily in MTS (EUR 1.0 billion; Mobile Communications) and in SES (EUR 0.2 billion; Group Headquarters & Shared Services).

[v] Tax income primarily from the above-mentioned expenditures for staff-related measures (EUR 0.1 billion) and impairment losses on U.S. mobile communications licenses (EUR 0.5 billion).

[w] Goodwill impairment losses at T-Mobile UK (EUR – 2.2 billion) and Slovak Telekom (EUR – 0.2 billion) as well as impairment losses on U.S. mobile communications licenses (EUR – 1.3 billion).

86

Earnings development in the strategic business areas

millions of €	Mobile Communications			Broadband/Fixed Network			Business Customers			Group Headquarters & Shared Services		
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Net revenue	31,308	28,531	25,450	20,635	21,731	22,397	9,061	9,058	9,246	343	284	260
Intersegment revenue	732	921	1,077	4,050	4,304	4,615	3,560	3,792	3,716	3,331	3,221	3,266
Total revenue	32,040	29,452	26,527	24,685	26,035	27,012	12,621	12,850	12,962	3,674	3,505	3,526
Profit (loss) from operations (EBIT)	4,504	3,005	1,524	3,307	5,142	5,551	(881)	409	554	(2,043)	(840)	(1,441)
Depreciation, amortization and impairment losses	(5,358)	(6,696)	(6,943)	(3,869)	(4,034)	(4,399)	(932)	(896)	(955)	(932)	(928)	(885)
EBITDA	9,862	9,701	8,467	7,176	9,176	9,950	51	1,305	1,509	(1,111)	88	(556)
EBITDA margin (%)	30.8	32.9	31.9	29.1	35.2	36.8	0.4	10.2	11.6	(30.2)	2.5	(15.8)
Special factors affecting EBITDA	(40)	(71)	68	(1,576)	(683)	(220)	(1,179)	(281)	(121)	(708)	423	(8)
EBITDA adjusted for special factors	9,902	9,772	8,399	8,752	9,859	10,170	1,230	1,586	1,630	(403)	(335)	(548)
EBITDA margin adjusted for special factors (%)	30.9	33.2	31.7	35.5	37.9	37.6	9.7	12.3	12.6	(11.0)	(9.6)	(15.5)
Employees*	54,124	49,479	47,417	108,956	112,872	115,292	55,687	51,744	51,978	29,713	29,931	32,872

* Annual average.

Mobile Communications (T-Mobile).
T-Mobile increased its **net revenue** by 9.7 percent or EUR 2.8 billion over the prior year. In addition to the first-time consolidation of the Polish mobile communications company PTC in November, this increase was principally attributable to revenue growth of more than 15 percent at T-Mobile USA. With 3.4 million net additions in the 2006 financial year, T-Mobile USA increased its customer base to 25.0 million by year-end. The subsidiaries in Slovakia and the Czech Republic also recorded a double-digit increase in revenue. In the United Kingdom, the aggressive marketing of new calling plans resulted in renewed revenue growth of over 8 percent. The full consolidation of tele.ring in 2006 also had a positive effect on revenue development. In Germany, revenues declined as a result of falling prices and cuts in termination charges imposed by the regulatory authorities. Revenue in Hungary also decreased as a result of falling prices.

Intersegment revenue declined by EUR 0.2 billion to EUR 0.7 billion in 2006 and was mainly generated with mobile terminated calls in Germany.

EBITDA in the Mobile Communications strategic business area rose by almost EUR 0.2 billion to EUR 9.9 billion. This corresponds to EBITDA growth at T-Mobile of around 2 percent in the 2006 financial year, while **adjusted EBITDA** increased by 1.3 percent, also to around EUR 9.9 billion. This positive development is primarily attributable to revenue growth and the first-time consolidation of PTC in Poland and of tele.ring, although this effect was partly offset by higher cost of sales and selling expenses, particularly at T-Mobile USA. In the 2006 financial year, T-Mobile USA again made the largest contribution to EBITDA from mobile communications with EUR 3.7 billion, followed by T-Mobile Deutschland (EUR 3.3 billion) and T-Mobile UK (approximately EUR 1.0 billion).

Profit from operations (EBIT) increased by EUR 1.5 billion to EUR 4.5 billion in the 2006 financial year. This reflects the positive development of EBITDA and the year-on-year decrease in depreciation, amortization, and impairment losses. In 2005, EBIT had been significantly impacted by impairment losses on intangible assets. T-Mobile UK alone recognized goodwill impairment losses of EUR 1.9 billion in the 2005 financial year. Depreciation and impairment of property, plant and equipment increased by EUR 0.3 billion year-on-year, mainly as a result of the continued expansion of the network in the United States. **EBIT adjusted** for special factors was also around EUR 4.5 billion and decreased by EUR 0.4 billion year-on-year as the positive development of EBITDA was offset by depreciation, amortization and impairment losses to a much greater extent than in the prior year.

Broadband/Fixed Network.
In the 2006 financial year, **net revenue** in the Broadband/Fixed Network strategic business area decreased by EUR 1.1 billion to EUR 20.6 billion. **Intersegment revenue** declined by EUR 0.3 billion to EUR 4.1 billion in 2006, largely as a result of a decrease in prices and volumes in the Business Customers business area. Revenue from other business areas accounted for 16.4 percent of the total revenue generated by the Broadband/Fixed Network strategic business area.

GROUP MANAGEMENT REPORT

Development of business in 2006

In Germany, net revenue declined by EUR 1.2 billion to EUR 17.9 billion, a year-on-year decrease of 6.1 percent. This drop is mainly attributable to lower call revenues and a reduction in the number of narrowband lines, but also to declines in interconnection services and price erosion in the ISP market. Despite heavy price reductions, the revenue shortfall was partly offset by volume growth in DSL resale and leased subscriber lines. Changed customer retention periods in the network communications, wholesale, and IP/Internet revenue clusters also had a positive effect of EUR 0.2 billion on revenue in 2006.

Total revenue in the Broadband/Fixed Network strategic business area declined by 5.2 percent to EUR 24.7 billion. In Germany revenue decreased by 6.1 percent to EUR 21.8 billion.

Revenue from network communications in Germany fell by EUR 1.1 billion (9.0 percent) to EUR 11.2 billion in 2006. The slight revenue decline of EUR 79 million or 1.0 percent in narrowband lines is attributable to continued line losses as a result of intense competition. Most of these losses were balanced out by higher monthly charges for calling plans, as efforts to market these plans as a component of access lines were stepped up also to improve customer retention. The sharp decrease in call revenues was attributable to the decline in call minute volumes due to continuing narrow-band line losses, mobile and VoIP substitution, the decrease in average call minute prices due to the higher penetration of calling plans, and the reduction in termination charges for fixed-to-mobile calls which was passed on to end customers. Overall, call revenues declined by EUR 1.0 billion to EUR 3.4 billion, making them the main driver of the revenue decline in Network Communications.

Revenue development in wholesale services was marked by contrasting effects. In total, revenue fell by 1.3 percent or EUR 55 million compared with 2005. The significant volume-driven growth in revenue from leased subscriber lines and the DSL resale product had a positive effect. By contrast, revenue decreased due to price reductions imposed by the regulatory authorities such as the 9.8 percent rate reduction for subscriber lines that took effect on April 1, 2005, the reduction in interconnection fees by an average of 10 percent, which came into force on June 1, 2006, and the lower prices for the DSL resale product in 2006. This was compounded by volume effects of the increase in direct network interconnection between competitors, plus shrinking volumes due to call-by-call providers’ losses of market share. Revenues from wholesale originating services for Internet service providers were negatively impacted by migration from narrowband to broadband and by price cuts in the broadband sector.

IP/Internet revenue amounted to EUR 3.0 billion in 2006. Volume growth in terms of DSL lines was unable to fully offset the price erosion. Customers increasingly opted for complete packages with a flat rate component. Due to the one-time effect relating to the customer retention period, revenues remained at the prior year level.

Data communications revenues benefited from a number of developments including higher revenue from the intragroup settlement of services provided for the Business Customers strategic business area due to the transition to capacity-based business models. Overall, revenue generated by this business area rose by 2.6 percent to EUR 1.3 billion.

Value-added services revenue decreased by EUR 124 million to EUR 945 million, mainly due to a new billing model for the Premium Rate Service product, where all revenue was billed based on commission from January 2006 onwards. Otherwise, traditional services such as public telephony and directory inquiries declined.

Revenues from terminal equipment declined by EUR 92 million to EUR 333 million due to the decrease in the rental business. As terminal equipment prices have dropped dramatically in recent years and terminal devices are increasingly sold at a reduced price as part of complete packages involving lines and calling plans, there has been virtually no new business with rental devices.

Revenue generated outside Germany rose by EUR 64 million to EUR 2.9 billion, driven by buoyant customer growth in the broadband business in Western and Eastern Europe and the first-time consolidation of entities in Eastern Europe. Revenue in the Western European subsidiaries in Spain and France increased in 2006 by almost 50 percent year-on-year to EUR 350 million, which is attributable to the expansion in the broadband market.

Despite dynamic broadband growth and a number of smaller acquisitions in 2006, at EUR 2.5 billion Eastern European revenues remained 1.8 percent under the prior-year level due to competition and price pressure, which had a strong negative impact on the traditional fixed-network business. The first-time consolidation of the acquisitions delivered a revenue contribution of approximately EUR 50 million in 2006. The acquisitions served to further develop expertise in the field of IT and ISP solutions. Another positive effect came from the first-time full-year inclusion of Telekom Crne Gore (Monte-negro), which has been part of Magyar Telekom since April 1, 2005. In all countries the traditional fixed-network business continues to be dominated by intense competition from mobile communications, compounded by increased competition in the consumer business from call-by-call, preselection, and cable providers. In Hungary, revenue was also impacted by a weak exchange rate.

In 2006, the Broadband/Fixed Network strategic business area recorded adjusted EBITDA of EUR 8.8 billion, down EUR 1.1 billion on the previous year. The main factors here were a revenue decline in the traditional fixed-network area, increased customer acquisition and marketing costs in the course of broadband expansion, and higher expenses in connection with developing and launching new products. These negative effects were only partially offset by lowering the costs of telecommunications services, maintenance, IT, billing, and bad debt losses.

In 2006, EBITDA including special factors amounted to EUR 7.2 billion, impacted by negative effects in the amount of EUR 1.6 billion. These mainly consisted of expenses for staff-related measures in connection with the early retirement scheme for civil servants, partial retirement and voluntary redundancy and severance payments.

Domestic adjusted EBITDA amounted to EUR 7.9 billion compared with EUR 8.9 billion in the previous year. This decline is principally the result of lower revenues in the traditional fixed-network business in Germany. Negative effects compared with the previous year included the change in the reporting of customer acquisition costs in the broadband area as well as higher costs in connection with the launch of new products such as T-Home, the new entertainment product, and the new VDSL network. EBITDA was positively impacted by cost reduction measures, optimized data processing systems and improved receivables management. Billing and collection costs as well as maintenance costs also decreased. Savings were also made on revenue-related costs such as telecommunication services. In addition, other operating income resulting from the transfer of Telekom Direkt from Group Headquarters & Shared Services to the management control of T-Com had a positive impact on adjusted EBITDA. The transfer also improved sales support.

Domestic EBITDA in 2006 was EUR 6.4 billion, impacted by expenses in connection with early retirement arrangements for civil servants (EUR 1.1 billion), voluntary redundancy and severance payments (EUR 0.2 billion), and top-up payments for the partial retirement scheme (EUR 0.2 billion).

Outside Germany, adjusted EBITDA declined by EUR 65 million to

EUR 849 million. This was primarily attributable to targeted advertising and sales activities, the change in the recognition of customer acquisition costs, and continued network expansion in Western Europe. At EUR 1.0 billion, adjusted EBITDA in Eastern Europe remained at the prior year level.

In 2006, the Broadband/Fixed Network strategic business area generated profit from operations (EBIT) of EUR 3.3 billion compared with EUR 5.1 billion in the prior year. The decline is mainly attributable to the aforementioned special factors in the amount of EUR 1.6 billion. Adjusted for special factors, EBIT in 2006 amounted to EUR 4.9 billion, EUR 0.9 billion lower than in the previous year. This decline was primarily due to the development of EBITDA in the reporting year. Despite the increase in capital expenditure, the decrease in depreciation, amortization and impairment losses due to the expiration of the depreciation or amortization periods of a number of assets had an offsetting effect.

At the reporting date, the number of employees at Broadband/Fixed Network had declined by 7,481 full-time equivalents (FTEs) to 103,786 FTEs. In Germany, the headcount was reduced by 6,406 FTEs to 82,112 FTEs. Despite several acquisitions, the number of employees outside Germany dropped by 1,075 FTEs, mainly due to optimized performance processes and the outsourcing of services.

Business Customers (T-Systems).

At EUR 9.1 billion, net revenue in the 2006 financial year remained at the prior-year level. The encouraging stabilization of net revenue was the result of positive trends in the Enterprise Services business unit, where net revenue was up year-on-year by 2.9 percent or EUR 0.1 billion. By contrast, Business Services recorded a decline in revenue of 3.2 percent to EUR 4.1 billion, down some EUR 0.1 billion on the prior year. In particular, Systems Integration, which is part of the Enterprise Services business unit, increased net revenue by 23.1 percent in the 2006 financial year, predominantly due to the consolidation of gedas AG from March 31, 2006 onwards. Revenues from PC workstation-related services rose 3.5 percent year-on-year. However, this encouraging net revenue trend was unable to offset the decline in revenues from telecommunications services – for both multinational business customers in the Enterprise Services business unit and medium-sized customers in the Business Services unit. The decline in revenue from telecommunications services is primarily due to continuing competition in the market. The sustained good performance in IP, the implementation of the IT strategy for small and medium-sized enterprises, and the reacquisition of customers for telecommunication services did not fully offset the decline in traditional data communication services at Business Services.

Intersegment revenue generated by the Business Customers strategic business area decreased by 6.1 percent or EUR 0.2 billion. This is mainly due to a decline in business with existing customers in connection with PC workstation-related services within the Deutsche Telekom Group, resulting from the IT cost-savings program and the reduction in the number of employees.

Despite substantial savings from improved procurement terms and conditions, Business Customers EBITDA decreased by EUR 1.3 billion or 96.1 percent year-on-year to EUR 51 million. The negative special factors affecting EBITDA of EUR 1.2 billion in the 2006 financial year were EUR 0.9 billion higher than in the previous year. They mainly relate to measures in connection with restructuring expenses, early retirement pensions, and provisions for onerous contracts.

In the 2006 financial year, the Business Customers strategic business area (T-Systems) generated adjusted EBITDA of approximately EUR 1.2 billion, down 22.4 percent compared with the previous year. The decline was attributable to both Business Services and Enterprise Services. Adjusted EBITDA at Enterprise Services decreased by 10.7 percent, mainly due to continued competitive pressure and the resulting offer of discounts. Any contract extensions and new contracts hence yielded lower margins. Adjusted EBITDA at Business Services by decreased 83.5 percent year-on-year. Here, too, the main reasons were the competition situation and the introduction of new but lower-margin products.

GROUP MANAGEMENT REPORT

Development of business in 2006

A loss from operations (EBIT) of EUR 0.9 billion was recorded in the reporting year, a change of EUR 1.3 billion from the profit recorded in the prior year. This was due in particular to a slight decline in revenue and higher expenses for staff-related measures.

Group Headquarters & Shared Services.

At EUR 0.3 billion, net revenue generated by Group Headquarters & Shared Services increased by around 21 percent year-on-year. The increase is mainly due to Real Estate Services, which saw an increase in rentals to third parties, and DeTeFleetServices which generated higher proceeds from the sale of used vehicles to bring down the average age of the vehicle fleet. Net revenue accounted for approximately 9 percent of total revenue.

Intersegment revenue also increased slightly to EUR 3.3 billion, mainly due to higher revenues at Vivento resulting from continued business expansion at Vivento Customer Services and Vivento Technical Services. In addition, DeTeFleetServices revenue was up marginally because of an increase in the average number of fleet vehicles. Intersegment revenues generated by the shared service Real Estate Services also rose slightly, largely due to the transfer of facility management activities from the strategic business areas to Real Estate Services. However, these increases were partially offset by a decline in the billing volume of the real estate group vis-à-vis the strategic business areas, caused by lower service volumes and prices as well as the impact of new leasing agreements with the strategic business areas.

Adjusted EBITDA decreased from EUR –0.3 billion to EUR –0.4 billion year-on-year. This is primarily due to lower volume and price-related billing volumes in the real estate area that were not balanced out by revenue increases in the low-margin facility management business and higher proceeds from property sales. Despite an increase in revenues, EBITDA at Vivento did not improve. Although EBITDA benefited from lower staff-related costs due to the reduced headcount at Vivento, this positive effect was offset by higher expenses relating to business expansion and the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area in the first quarter of 2006. In addition, EBITDA benefited from the reversal of a provision in connection with the housing assistance program (Wohnungsfürsorge), after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved by an arbitral award in the first quarter of 2006. This positive effect was however offset by higher expenses for centralized marketing and IT measures.

Unadjusted EBITDA declined year-on-year by EUR 1.2 billion to EUR –1.1 billion as a result not only of the development of adjusted EBITDA, but also of the increase in special factors negatively affecting EBITDA. Special factors in the reporting period had a negative net effect of EUR 0.7 billion and included primarily expenses for voluntary redundancy and severance payments, early retirement, and partial retirement. In the previous year, special factors had a positive net effect of EUR 0.4 billion, mainly attributable to the reversal of provisions as a result of the reduction in future liabilities relating to the annual deficit compensation for the Civil Service Health Insurance Fund (PBeaKK; EUR 0.8 billion). Income from insurance refunds and transfer payments to Vivento also had a positive effect in 2005. These positive effects on earnings in the prior year were offset by charges and provisions for severance and voluntary redundancy payments already implemented and those arising in conjunction with the Group’s planned staff-restructuring measures, as well as expenses for other staff-related measures, of approximately EUR 0.3 billion. Expenses related to a capital increase for the Deutsche Telekom Foundation also had a negative impact of EUR 0.1 billion in 2005.

At EUR 1.3 billion, the adjusted loss from operations (EBIT) was slightly down on the previous year, mainly due to the aforementioned effects of the decrease in adjusted EBITDA. Unadjusted EBIT in the 2006 financial year was EUR –2.0 billion, reflecting above all the causes of the decrease in unadjusted EBITDA.

The Board of Management proposes a dividend of EUR 0.72.

In general, internationally operating groups focus their reporting on their consolidated financial statements. However, dividend payments at Deutsche Telekom are based on the single-entity financial statements of Deutsche Telekom AG*. Under the German Stock Corporation Act (Aktiengesetz – AktG), the amount payable to shareholders as a dividend is based on unappropriated net income as reported by Deutsche Telekom AG in its German GAAP annual financial statements. The Board of Management proposes that a dividend of EUR 0.72 per no par value share carrying dividend rights be paid from the unappropriated net income amounting to EUR 3,160 million, and that the remaining balance be carried forward.

* The single-entity financial statements of Deutsche Telekom AG will continue to be prepared in accordance with the accounting principles under the German Commercial Code. The single-entity financial statements of Deutsche Telekom AG are published in the electronic Federal Gazette (Bundesanzeiger) and can also be accessed on the website of the register of companies. The financial statements are available upon request from Deutsche Telekom, Investor Relations, Postfach 2000, D-53105 Bonn, Germany, fax + 49 (0) 228 181- 88899.

90

Net worth and financial position of the Group.
In 2006, total assets of the Deutsche Telekom Group increased year-on-year by 1.3 percent or EUR 1.7 billion to EUR 130.2 billion.

On the **asset side,** the increase is primarily attributable to a rise in intangible assets of EUR 5.3 billion, partly offset in particular by a decline of EUR 2.2 billion in cash and cash equivalents and a decrease of EUR 1.9 billion in property, plant and equipment. The growth of intangible assets mainly reflects the acquisition of additional FCC mobile communications licenses in the United States (approximately EUR 3.3 billion) as well as the first-time consolidation of gedas, tele.ring, and PTC. This was partly offset, in particular, by exchange rate effects (EUR 1.9 billion). The decrease in property, plant and equipment was mainly due to total depreciation expenses exceeding investments, as well as exchange rate effects.

Investments in property, plant and equipment, and intangible assets (excluding goodwill) increased by a total of EUR 1.7 billion year-on-year to approximately EUR 12.0 billion. Investment mainly centered on the acquisition of additional mobile communications licenses. Higher capital expenditure also resulted from the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. More than half of the investments were made in Mobile Communications and Broadband/Fixed Network, predominantly in the United States and Germany. The high level of investments in the prior year related primarily to the purchase of networks in California and Nevada.

In 2006, cash and cash equivalents were used mainly for the acquisition of mobile communications licenses, the payment of the dividend, the acquisition of tele.ring, gedas and PTC, as well as the repayment of bonds. In addition to the free cash flow, the issuance of bonds and medium-term notes had an offsetting effect.

The increase in **liabilities and shareholders' equity** was attributable to a rise in shareholders' equity of EUR 1.1 billion and a total increase of EUR 0.6 billion in provisions. The increase in shareholders' equity was mainly attributable to net profit and the conversion of the mandatory convertible bond. Offsetting factors included not only the distribution of the dividend and negative exchange rate effects on the currency translations of financial statements prepared in foreign currencies recognized under other comprehensive income, but also treasury shares previously acquired under a share buy-back program. Current and non-current provisions in total rose EUR 0.6 billion year-on-year. This increase mainly reflects additions to provisions for employee expenses.

Consolidated balance sheet*

as of Dec. 31 of each year	2006 millions of €	2006 %	2005 millions of €	2005 %	Change millions of €	2004 millions of €	2004 %
Assets							
Current assets	**15,951**	**12.3**	**16,668**	**13.0**	**(717)**	**18,864**	**15.0**
Cash and cash equivalents	2,765	2.1	4,975	3.9	(2,210)	8,005	6.4
Trade and other receivables	7,753	6.0	7,512	5.8	241	6,731	5.3
Miscellaneous assets	5,433	4.2	4,181	3.3	1,252	4,128	3.3
Non-current assets	**114,209**	**87.7**	**111,800**	**87.0**	**2,409**	**106,614**	**85.0**
Intangible assets	58,014	44.6	52,675	41.0	5,339	50,745	40.5
Property, plant and equipment	45,869	35.2	47,806	37.2	(1,937)	46,294	36.9
Miscellaneous assets	10,326	7.9	11,319	8.8	(993)	9,575	7.6
Total assets	**130,160**	**100.0**	**128,468**	**100.0**	**1,692**	**125,478**	**100.0**
Liabilities and shareholders' equity							
Current liabilities	**22,088**	**17.0**	**24,958**	**19.5**	**(2,870)**	**26,272**	**20.9**
Financial liabilities	7,683	5.9	10,374	8.1	(2,691)	12,592	10.0
Trade and other payables	7,160	5.5	6,902	5.4	258	6,116	4.9
Provisions	3,093	2.4	3,621	2.8	(528)	3,546	2.8
Other liabilities	4,152	3.2	4,061	3.2	91	4,018	3.2
Non-current liabilities	**58,402**	**44.9**	**54,911**	**42.7**	**3,491**	**53,694**	**42.8**
Financial liabilities	38,799	29.8	36,347	28.3	2,452	38,498	30.7
Provisions	9,341	7.2	8,203	6.4	1,138	7,571	6.0
Other liabilities	10,262	7.9	10,361	8.0	(99)	7,625	6.1
Shareholders' equity	**49,670**	**38.1**	**48,599**	**37.8**	**1,071**	**45,512**	**36.3**
Total liabilities and shareholders' equity	**130,160**	**100.0**	**128,468**	**100.0**	**1,692**	**125,478**	**100.0**

* Prior-year comparatives for the items other current assets, non-current provisions, and shareholders' equity have been adjusted to reflect the change in policy in accounting for actuarial gains and losses. For further details, please refer to Note 29 in the consolidated financial statements.

GROUP MANAGEMENT REPORT

Development of business in 2006

Deutsche Telekom’s financial management ensures the Group’s ongoing solvency and hence its financial equilibrium. The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management.

The primary instruments used for the Group’s medium to long-term financing are bonds and MTNs. The main additions in 2006 were a EUR 1.5 billion fixed-interest bond, a USD 2.5 billion bond in two fixed-interest tranches of USD 0.5 billion and USD 1 billion and a variable-interest tranche of USD 1 billion, a EUR 750 million MTN, five MTNs each worth EUR 500 million, a EUR 20.8 million MTN, a GBP 250 million MTN, and a HUF 47.4 billion European Investment Bank credit. The individual terms and conditions for the most important financial instruments are explained in the notes to the consolidated financial statements under Note 25 “Financial liabilities.”

A liquidity reserve in the form of credit lines and cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. For this purpose, the Company entered into standardized bilateral credit agreements with 29 top-ranked banks amounting to a total of EUR 17.4 billion. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. EUR 6 million had been drawn down as of December 31, 2006.

To manage its financial stability Deutsche Telekom essentially uses two key performance indicators: gearing and relative debt. One component of the indicators is net debt, which Deutsche Telekom uses as an important indicator for investors, analysts, and rating agencies.

Net financial liabilities increased in the reporting year from EUR 38.6 billion to EUR 39.6 billion. Major factors contributing to this development included investments in FCC licenses and payment of the purchase price for gedas, tele.ring, and PTC. This was offset, in particular, by the free cash flow and currency translation effects related mainly to liabilities denominated in U.S. dollars.

All of the major rating agencies have given Deutsche Telekom AG a single A– long-term rating. Standard & Poor’s has changed the outlook from “stable” to “negative,” but the other major rating agencies regard the outlook as “stable.”

Net debt *

millions of €, as of Dec. 31 of each year Bonds Liabilities to banks Promissory notes Liabilities from derivatives Lease liabilities Liabilities arising from ABS transactions Other financial liabilities Gross debt Cash and cash equivalents Available-for-sale/held-for-trading financial assets Derivatives Other financial assets Net debt 2006 36,288 2,348 680 562 2,293 1,139 377 43,687 2,765 122 359 886 39,555 2005 37,255 2,227 645 678 2,373 1,363 106 44,647 4,975 148 445 440 38,639 2004 39,820 3,082 651 1,159 2,487 1,563 79 48,841 8,005 120 396 407 39,913

* Net debt is used by senior operating decision-makers at Deutsche Telekom as a key financial figure to manage and control debt. Although many of Deutsche Telekom’s competitors use this measure, its definition may vary from one company to another.

Financial security*

as of Dec. 31 of each year Gearing Net debt Shareholders’ equity Relative debt Net debt EBITDA (adjusted for special factors) 2006 0.8 2.0 2005 0.8 1.9 2004 0.9 2.0

* Calculated and rounded on the basis of millions for the purpose of greater precision.

Long-term rating of Deutsche Telekom AG

2004 2005 2006 Outlook Standard & Poor’s BBB + A– A– negative Moody’s Baa1 A3 A3 stable Fitch A– A– A– stable

92

Consolidated cash flow statement (condensed)[a]

millions of €	2006	2005	2004
Net cash from operating activities	**14,195**	**14,998**	**16,720**
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(11,806)	(9,269)	(6,410)
Free cash flow (before dividend payments)[b]	2,389	5,729	10,310
Net cash used in investing activities	**(14,278)**	**(10,058)**	**(4,501)**
Net cash used in financing activities	**(2,061)**	**(8,039)**	**(12,881)**
Effects of exchange rate changes	(66)	69	(17)
Net decrease in cash and cash equivalents	(2,210)	(3,030)	(679)
Cash and cash equivalents	2,765	4,975	8,005

[a] Calculated and rounded on the basis of millions for the purpose of greater precision.
[b] Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates, and joint ventures, and the repayment of liabilities. "Free cash flow (before dividend payments)" should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

Net cash from operating activities.
Net cash from operating activities amounted to EUR 14.2 billion in the reporting period, compared with EUR 15.0 billion in the prior year. This decrease is predominantly due to the decline in profit from operations. This effect was partially offset by lower net interest payments and changes in working capital.

Net cash used in investing activities.
Net cash used in investing activities totaled EUR 14.3 billion as compared with EUR 10.1 billion in the same period in the previous year. This increase was mainly caused by cash outflows for intangible assets which were up by EUR 2.8 billion; the purchase of FCC licenses at T-Mobile USA in particular accounted for EUR 3.3 billion. In addition, cash inflows from non-current assets (disposal of shares) decreased by EUR 1.4 billion. While inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect, Intelsat and DeASat, inflows of only EUR 0.2 billion were recorded in 2006 for the prior sale of shares in Celcom.

Net cash used in financing activities.
Net cash used in financing activities amounted to EUR 2.1 billion in the reporting period, compared with EUR 8.0 billion in the prior year. This decrease is mainly attributable to an increase in proceeds from the issue of financial liabilities of EUR 1.4 billion and to a reduction in repayments of current and non-current financial liabilities of EUR 5.5 billion; this was partly offset by an increase in dividend payments of EUR 0.3 billion and a share buy-back amounting to EUR 0.7 billion following the merger of T-Online International AG into Deutsche Telekom AG.

Statement on business development in 2006.
For Deutsche Telekom, the 2006 financial year was marked by rapid technological change and tough competition in the telecommunications industry. These developments were driven by two opposing trends: While Deutsche Telekom's international sales markets enjoyed favorable development, the telecommunications market in Germany was burdened by rapidly falling prices.

GROUP MANAGEMENT REPORT

Development of business in 2006 Research and development

Research and development.

93

Focus on innovation activities // 5i as key elements of our research and development strategy // Positive development at Deutsche Telekom Laboratories // Successful innovation transfer to the strategic business areas // Innovations successfully launched on the market

Innovation activities that focus intensely on customer requirements are Deutsche Telekom Group’s key factor in becoming the leading service provider in the European telecommunications and information technology industry. This is why we are continually on the lookout for and developing top-quality, highly efficient, innovative products and services. Our goal is to deliver the highest possible benefit to our customers at all times.

Focus of innovation activities in the Group.

Innovation activities are managed overall by the realigned Innovation, Research & Development central department, which is responsible for the innovation strategy, innovation management across the Group, innovation marketing, Group-wide research and development, and corporate venture capital.

The department derives the Group’s innovation strategy from systematically gleaned knowledge of customers, technologies and markets, and thus guarantees a holistic view. The major topics of innovation the Group will concentrate on in 2006 and the future are IPTV, mobile Internet and ICT services. In addition, the Group is systematically tapping the potential for fixed-mobile convergence products and innovative business ideas such as IP value-added services.

Central innovation management ensures the successful transfer of innovation strategies, and research and development activities to the market via our strategic business areas.

Innovation marketing creates insights, both internally and externally, into the Group’s portfolio for the future, while generating synergy effects, impetus, and new ideas. T-Gallery is a forward-looking forum that enables products and services to be experienced from a customer perspective. With these products and services, Deutsche Telekom intends to shape the day-to-day lives of its consumers in the future and promote the development of the society of tomorrow. Thanks to the work done in this area, major savings and efficiency potentials have been identified and a large number of new projects and business models launched to promote new business for the future.

Two important organizational innovation units, real drivers of innovation, complement the Group’s future-oriented approach: Deutsche Telekom Laboratories acts as a central research and development unit, while the venture capital company T-Venture finances and supports innovative start-ups in the telecommunications and IT sectors.

5i as key elements of research and development activities.

In 2006, Deutsche Telekom once again concentrated its research activities on the five existing areas of innovation (known as 5i):

– Inherent Security meets customers’ demands for end-to-end security of their communication applications. Deutsche Telekom identifies technologies and applications to offer network-based security solutions. Harmful software programs are stopped before they get near the PC, connections are secure, and the backbone network hardware is made failsafe. Users are able to identify with whom they are communicating so that they can execute secure transactions or conclude agreements.

– Intuitive Usability ensures that services and functions that are currently still complicated to use will be easy for all customers to use in the future. Services and functions are to be adapted to the needs of users and not the other way round.

– Intelligent Access aims to ensure that customers are offered the best service available, independent of the terminal device used – anywhere at any time and without requiring action on their part. Users are no longer forced to establish complex connections to the network manually – the network does it for them automatically.

– Integrated Communication focuses on relieving people of routine tasks through the automatic technical networking of everyday objects and the automatic integration of electronic object and Internet information.

– Infrastructure Development expands and optimizes technological platforms to satisfy customer needs in terms of bandwidth, mobility, and security as efficiently as possible.

Positive development at Deutsche Telekom Laboratories.

Launched in 2005, Deutsche Telekom Laboratories established itself as a central research and development institute and an international science institution in the course of 2006. This is underlined by the continuous flow of project results to the strategic business areas as well as the regular contribution of technical papers to scientific publications.

Deutsche Telekom Laboratories is divided into two areas: the Innovation Development Laboratory and the Strategic Research Laboratory. Both are organized to ensure the uninterrupted transfer of knowledge and findings from academic research into product design in the Group’s business areas.

To this end, the Innovation Development Laboratory has become the Group’s general contractor for applied research and development. On the basis of the five innovation areas (5i), it manages Deutsche Telekom’s R & D portfolio and prepares the ground for new products and services. It develops and assesses innovative ideas, implements test environments, demonstrators, and prototypes, costs business models, and transfers results into the business areas.

The Strategic Research Laboratory carries out long-term and applied fundamental research and technology research and through this sphere of activity provides important basic insights for the development of innovative products and solutions. To this end, the Berlin Technical University (TU Berlin) and Deutsche Telekom have set up four fields of research at the university, each under an endowed chair. The research topics include Usability, Security in Telecommunications, Service Centric Networking, and Intelligent Networks and Management of Distributed Systems.

Both areas also continued to expand their partner network. The first subsidiary university institute was established: Deutsche Telekom Laboratories at Ben Gurion University. This venture intensifies the cooperation, started in 2005, with Israel’s Ben Gurion University and focuses its research there primarily on network security. Ben Gurion University is one of the world’s top universities for research in this field. Initial results in the area of network security allow, for example, the identification and elimination of attackers, such as viruses and worms, in the network before they reach the computers or mobile phones of users.

Other ventures include the collaboration with the German Research Center for Artificial Intelligence (DFKI), Stanford University, whose Prof. Girod chairs the Steering Committee of Deutsche Telekom Laboratories, the Massachusetts Institute of Technology (MIT), and EPFL in Lausanne. Deutsche Telekom cooperates with German universities, including Leipzig University, where Deutsche Telekom sponsors an endowed chair for applied telematics/e-business, and Bonn University, where Prof. Buse holds the endowed Heinrich Hertz chair, which is financed by Deutsche Telekom.

Institutions such as the European Center for Information and Communication Technologies (EICT), which was founded in June 2006, also actively promote the consistent pooling of scientific and applied research with the development expertise of leading companies in industry. Deutsche Telekom Laboratories are the Group’s interface to the EICT, a public-private-partnership company whose five founding partners – Deutsche Telekom, Siemens, DaimlerChrysler, Fraunhofer-Gesellschaft, and TU Berlin – pool research and development activities in the area of ICT and turn them into joint projects.

Intensive transfer of results to the strategic business areas.

The Group innovation unit at Deutsche Telekom’s Headquarters and Deutsche Telekom Laboratories focus primarily on issues that are relevant to all strategic business areas and on new technologies that are expected to be launched or ready for the market in two to five years. The strategic business areas are primarily responsible for product innovations that are near to market launch, i.e., with a development lead time of up to 24 months.

The transfer of results, a decisive criterion for the success of the centralized Group innovation unit at Deutsche Telekom’s Headquarters and Deutsche Telekom Laboratories, was driven forward in 2006 and significant results were integrated into the activities of the strategic business areas.

T-Mobile focuses on expanding mobile broadband communication.

The UMTS networks were upgraded in 2006 during the first roll-out phase of the HSDPA technology, which facilitates transmission rates of up to 1.8 Mbit/s. This technology is available to customers throughout the networks in Germany, the United Kingdom, the Netherlands, Austria, Poland and Hungary. The second roll-out phase, in which transmission rates of up to 3.6 Mbit/s will be achieved, was also launched during 2006.

T-Mobile started modernizing and improving its GSM network by upgrading the German network with the EDGE technology, which is expected to be concluded by the end of 2007. This allows broadband data communication with a speed four times that of ISDN, even in rural areas. It also enables customers who reside in large urban areas but do not yet use UMTS to use mobile broadband applications and T-Mobile’s mobile Internet (web’n’walk). EDGE is also available in T-Mobile’s networks in Croatia, Poland, the Czech Republic, Slovakia, Hungary and the United States.

The quality of voice communication will be continuously enhanced at the same time with the successful testing of the AMR wideband technology. In the first half of 2006, T-Mobile’s quality lead was underlined by the “Mobile Operator of the Year” award it received for the seventh consecutive year from readers of “connect” magazine. The hugely successful T-Mobile@home package was launched in early 2006, enabling mobile communications to be used in the home at fixed-network costs.

GROUP MANAGEMENT REPORT

Research and development

In terms of terminal equipment, T-Mobile was the first operator in Europeto introduce the MDA Vario II, a compact, high-performance multi-media pocket computer that supports the broadband technologies GPRS, EDGE, UMTS, and WLAN, as well as HSDPA. The offer of a mobile notebook PC with fully integrated broadband functionality based on UMTS/HSDPA, which was promoted in cooperation with Fujitsu-Siemens, Sony, and other computer manufacturers, was aimed at business customers in particular. In addition to mobile services for business such as the push e-mail function or secure access to corporate intranets, T-Mobile has continually expand edits consumer range of web’n’walk-enabled devices for mobile Internet use.

Other innovations in 2006 included a new HotSpot service on London’s Heathrow Express trains, which will enable travelers to use the Internet during their journey via WLAN with a long-distance connection on mobile broadband networks starting in early 2007, as well as the demonstration of mobile TV via DVB-H on pre-series mobile terminals during the FIFA 2006 World CupTM in Germany. During this time, T-Mobile commercially launched mobile TV streaming (comparable with IPTV, see also T-Home from T-Com), facilitating mobile television viewing via UMTS, HSDPA, and EDGE.

Broadband/Fixed Network business area delivers important innovations to the market.

In the 2006 financial year, the Broadband/Fixed Network business area introduced compelling, forward-looking innovations, products, and services on the market. T-Com now provides broadband lines with transfer rates of between 1 and 16 Mbit/s to 93 percent of all access customers, an increase of 1.6 percent year-on-year. In its broadband strategy, T-Com not only envisages the expansion of the DSL network, but is also working on substantially increasing the performance of fast Internet connections. The most important infrastructure-related measure in 2006 was the roll-out of the high-speed VDSL-based network. The VDSL network installed in recent months will initially provide bandwidths of up to 50 Mbit/s in Germany’s ten largest conurbations - Berlin, Hamburg, Hanover, Leipzig, Frankfurt, Düsseldorf, Cologne, Stuttgart, Munich, and Nuremberg - as well as in the cities of Offenbach and Fürth. This is enabling T-Com to systematically develop anew market that will allow it to offer innovative TV and broadband services in Germany as well.

T-Com’s new complete packages (Max 06) proved to be a huge success, with around 3.6 million customers subscribing for one of the new packages in the three months since marketing began last September. By introducing T-Home, T-Com as the pioneer in Germany is following the key trend on European markets toward triple-play services and the related interest in bundled products. Subscribers to the T-Home complete packages have access to individually retrievable entertainment services, such as live TV, on-demand

TV, pay TV, and video on demand. By connecting the broadband line to the customer’s conventional television set via a media receiver, T-Home enables the broadcast of live television on the Internet. Besides the wide variety of programs on offer, T-Home allows users to tailor television viewing to their individual needs and schedules. IPTV sets new standards of convenience and comfort in particular. Additional services such as time-shift allow users to watch TV content whenever they wish. The bandwidth available can also display live TV in high definition (HD), and an electronic program guide and the picture-in-picture function (where several programs can be watched on a screen simultaneously) provide the ultimate in convenience. These technically sophisticated value-added services, which are revolutionizing television viewing, are designed for customers’ ease of use.

The growing penetration of high-bit-rate lines is opening up opportunities for new business models such as for online games. Gamesload launched a range of games in time for the Games Convention that has been optimized for the image resolution of a television screen and can be played with the remote control. In November 2006, T-Com launched Softwareload, a new download portal for software programs. Softwareload provides a selection of more than 17,000 titles covering a range of applications. Following in the footsteps of the first two successful download platforms, Musicload and Gamesload, Softwareload is the third brand to join the T-Com product family in this segment. Another innovative product of 2006 is the test version of “t-community.com,” a social community where customers can store their personal profiles and use features such as blog, chat, and media archives.

The unbundling of the DSL line from the telephone line was also announced in 2006. The market launch is planned for 2007. The new product will consist of the following core components: IP access, voice/data rate, nonvoice services (voice/videobox, text messaging), and an integrated access device (IAD).

Localized and interest-specific web TV applications and services, based largely on user-generated content, will round off T-Com’s broadband-based entertainment offering in 2007.

Business Customers business area focuses on driving new ICT solutions.

2006 saw the development of a large number of ICT innovations, their piloting at customers’ premises and the start of marketing activities. Some of the areas our experts focused on were fixed-mobile convergence, the dynamic provisioning of the IT infrastructure and applications, as well as the industry-specific end-to-end optimization of business processes.

New solutions in the area of fixed-mobile convergence now bring together what used to be divergent communication channels in a company (fixed network, mobile communications, and Internet access) into an innovative integrated solution. For our customers and their employees, this leads in particular to better communication processes and productivity, e.g., through the seamless integration of mobile employees into all corporate processes. One example is Universal Secure Access solution developed for high-security, cross-network access to corporate networks. A further focus is on the integration of mobile handsets into PABXs. The solutions developed by T-Systems enable our customers to use the mobile handset as a fully operational extension in the stationary PABX.

Dynamic services was another focal point of the innovation activities. ICT managers in all companies are faced with the challenge of providing business units with adequate ICT resources at all times, without having to reserve unneeded, expansive capacity. The motto for the new dynamic services solutions is: “Only use and pay for what you really need – consistently secure, fast, and inexpensive.” Dynamic services works for many standard enterprise applications such as SAP®, Microsoft Navision®, Microsoft Exchange®, IBM Lotus Domino®, etc. and also for archiving solutions through to Web applications and databases. Enterprises can also use dynamic services for a large number of stand-alone applications.

Another area where substantial advances were made was the development of innovative solutions to support industry-specific processes. One example from the insurance sector: “Personalized vehicle insurance” has been developed as a solution for insurance companies on the basis of modern telematics. The solution will allow insurance companies to offer policies that are based on distances driven and driving behavior based on the principle that low-risk, low-mileage drivers pay lower insurance premiums. The first pilot project with a customer has been completed successfully.

Research and development expenditure and investment.

Research and development expenditure amounted to EUR 0.2 billion in the 2006 financial year, the same level as in the previous year. Typical research and development activities included the development of new data transmission processes and innovative telecommunications products. The investments in internally generated intangible assets to be capitalized rose by EUR 0.1 billion year-on-year to EUR 0.3 billion. These investments principally relate to internally developed software, with the vast majority being attributable to the Broadband/Fixed Network and Mobile Communications business areas.

In the past financial year, over 2,200 employees were involved in projects and activities to create new products and market them efficiently to customers.

Patent applications and intellectual property rights.

In the market for mobile and fixed-network telephony, intellectual property rights play an extremely important role, both nationally and internationally. For this reason, the Group focuses intensively on in-house development and third-party acquisition of such rights.

The number of patent applications increased by around 35 percent year- on-year to 557. The intellectual property rights held (inventions, patent applications, patents, utility models, and design models) are reviewed on a regular basis and those rights that are no longer relevant are eliminated. This led to a reduction to 5,663 rights in the reporting year. Management of these intellectual property rights is governed by strict cost/benefit considerations.

Intellectual property rights

7,000 6,000 5,000 4,000 3,000 2,000 1,000

5,282 5,991 6,686 5,663

2003 2004 2005 2006

GROUP MANAGEMENT REPORT
Research and development
Employees
97

Employees.

Consistent staff restructuring ensures future viability // Socially responsible staff adjustments using a number of different tools // Vivento remains important vehicle for staff restructuring // Collective bargaining outcome aims to increase efficiency and productivity // T-Service to substantially improve customer service // Better management quality and service focus thanks to human resources development and culture change // Commitment to training remains high

In light of the immense changes in the market, the Group's human resources strategy in 2006 targeted three areas: staff restructuring, an improved personnel cost ratio, i.e., the ratio between personnel costs and revenue, and a focus on leadership quality and customer service.

Staff restructuring contributes to future viability.
As announced in 2005, Deutsche Telekom launched the necessary staff restructuring program. Under this program, around 32,000 employees in Germany are expected to leave the Group between 2006 and 2008. At the heart of this program is the provision of socially responsible staff restructuring tools such as partial retirement arrangements, voluntary redundancy and severance payments, and early retirement. Another key component of staff restructuring at Deutsche Telekom is the creation of new employment opportunities in promising market segments, such as the roll-out of the VDSL network. New employment opportunities will also be generated by the expansion of the T-Punkt organization through T-Punkt Vertriebsgesellschaft. This also includes the intensified marketing of products and services, and comprehensive customer support in the T-Punkt stores. The number of T-Punkt stores will increase further over the next few years to reinforce Deutsche Telekom's clear customer orientation and strengthen customer retention. Around 1,000 T-Punkt stores are to serve customers nationwide in the medium term. New jobs will be created as the T-Punkt organization expands. 1,000 new jobs were created in the T-Punkt stores in 2006, and more are to be added in the medium term. Overall, these activities and the roll-out of the VDSL network may create up to 8,000 additional jobs (some of them on a temporary basis), most of which will give existing employees the chance of future-safe jobs.

The adjusted personnel cost ratio in the financial year was 22.3 percent of revenue, representing a year-on-year decrease of 0.4 percentage points.

In addition to effects resulting from changes in the composition of the Group, the rise in personnel costs is attributable in particular to collectively agreed increases in wages and salaries as well as increased staff levels, primarily at T-Mobile USA.

In addition, expenses for staff-related measures totaled approximately EUR 2.8 billion in the 2006 financial year. These relate primarily to expenses for voluntary redundancy and severance payments (EUR 0.7 billion) and expenses in connection with early retirement arrangements for civil servants (EUR 1.8 billion). In the prior year, the expenses for staff-related measures amounted to around EUR 1.2 billion, mainly attributable to provisions for voluntary redundancy and severance payments for employees in the context of the staff restructuring program announced in the fourth quarter of 2005.

Workforce development (as of Dec. 31)

Employees in the Group	2006	2005	2004
Total	**248,800**	**243,695**	**244,645**
Of which: Deutsche Telekom AG	92,575	106,604	110,979
Broadband/Fixed Network	103,786	111,267	114,083
Mobile Communications	60,429	51,410	47,797
Business Customers	56,397	52,041	51,173
Group Headquarters & Shared Services	28,188	28,977	31,592
Breakdown by geographic area			
Germany*	159,992	168,015	170,951
International	88,808	75,680	73,694
Of which: other EU member states	45,144	37,273	38,736
Of which: rest of Europe	9,014	9,169	9,848
Of which: North America	31,049	27,851	23,788
Of which: rest of world	3,601	1,387	1,322
Net revenue per employee			
Development of productivity (thousands of €)	247	245	234

* The Scout24 group is reported under Germany. Prior-year comparatives have been adjusted.

Personnel costs in the Group

billions of €	2006	2005	2004
Personnel costs in the Group	16.5	14.3	13.3
Special factors	2.8[a]	1.2[b]	0.2[c]
Personnel costs in the Group, adjusted for special factors[d]	13.7	13.1	13.1
Net revenue	61.3	59.6	57.3
Adjusted personnel cost ratio (%)[d]	**22.3**	**21.9**	**22.9**

Special factors (billions of €):
[a] Expenses for staff-related measures (severance and redundancy payments, partial and early retirement arrangements etc.) at Broadband/Fixed Network (–1.5), Business Customers (–0.6), and Group Headquarters & Shared Services (–0.7).
[b] Expenses for staff-related measures (severance and redundancy payments, partial retirement etc.) at Broadband/Fixed Network (–0.6), Business Customers (–0.2), Mobile Communications (–0.1) and Group Headquarters & Shared Services (–0.3).
[c] Expenses for staff-related measures, primarily at Broadband/Fixed Network (–0.2).
[d] Calculated and rounded on the basis of millions for the purpose of greater precision.

Implementation of socially responsible staff adjustments using a number of different tools.

The Group uses a package of innovative human resources (HR) tools in its staff restructuring measures. Each measure is aimed at making any work-force reductions socially responsible.

A special voluntary redundancy payment program, “Abfindung spezial,” formed a significant part of the package put in place to reduce surplus staff. This voluntary redundancy payment offer for employees of Deutsche Telekom AG aged between 40 and 55 was limited to the period March 1, 2006 through August 31, 2006. Deutsche Telekom AG offered eligible employees increased severance payments of up to EUR 225,000 if they agreed to leave the Group. As well as restructuring the workforce, this special voluntary redundancy program also aimed to bring down the high average age of the workforce, particularly at T-Com.

In addition, employees due to reach retirement age within the next two years were offered participation in the Pension minus 2 (“Rente minus 2”) early retirement plan, under which Deutsche Telekom compensates for 50 percent of any shortfalls in the employee’s pension as a result of early retirement with a special credit that is paid into the company pension scheme. Another attractive offer for employees and civil servants approaching retirement is the partial retirement program.

The need for rationalization also applies to the Business Customers strategic business area, which has launched its own range of measures to encourage staff restructuring, in particular at the T-Systems Enterprise Services business unit. These include customized severance packages tailored to the needs of the unit and arrangements for partial retirement and early retirement. T-Systems Enterprise Services offered employees three times the standard severance payment until the end of July 2006, and two times the standard amount until December 2006. Similar offers have also been made to employees at T-Systems Business Services. DeTe Immobilien is likewise participating in the staff restructuring process, and successfully offered its own voluntary redundancy models based on the programs offered at Deutsche Telekom AG.

Civil servants are also included in the staff restructuring process. The Second Act to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost (Zweites Gesetz zur Änderung des Gesetzes zur Verbesserung der personellen Struktur beim Bundeseisenbahnvermögen und in den Unternehmen der Deutschen Bundespost) came into effect on November 16, 2006. One of the aims of this Act is to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. The Act allows Deutsche Telekom to include its civil servants in the staff restructuring process in a socially responsible manner. The law will not affect the federal budget. According to this law, civil servants of all service grades who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation will be able to apply for early retirement from the age of 55.

The workforce has responded well to these offers, which are designed to avoid compulsory redundancies. By the end of 2006, Deutsche Telekom had implemented around one-third of the overall workforce reduction plan which runs until 2008. In addition to natural attrition and the deconsolidation of parts of the Vivento business models, this was achieved in particular through voluntary measures. Approximately 8,700 employees decided to leave the Company on the basis of the available voluntary workforce reduction instruments. In addition, numerous contracts have been signed, which will lead to employees leaving in 2007.

Vivento remains an important vehicle for staff restructuring.

Vivento, the internal service provider for managing surplus staff and employee placement, continues to play an important role in staff restructuring. Vivento is the driving force behind the Group’s internal labor market, and a number of its forward-looking projects have had a significant influence on shaping staff restructuring in the Deutsche Telekom Group.

By liaising with the Group, Vivento was able to continually match staff surpluses to vacancies to optimize the pre-placement of staff between the strategic business areas, i.e., the placement at an early stage of employees affected by restructuring measures in vacancies in the Group before these employees are transferred to Vivento. Employment opportunities are also sought outside the Group.

In the second quarter of 2006, Vivento established Vivento Interim Services GmbH, whose aim is to fill temporary gaps caused by staff restructuring where no other suitable employees are available. The newly formed company is staffed by junior Deutsche Telekom employees on fixed-term contracts who have successfully completed their training but have yet to find a follow-up position and can thus gain further professional experience in the Group through Vivento Interim Services.

GROUP MANAGEMENT REPORT

Employees

In a ruling dated June 22, 2006, the German Federal Administrative Court clarified the legal situation regarding the transfer of civil servants to Vivento, declaring the transfer not legally permissible. Since then, no more civil servants have been transferred to Vivento. The situation for the civil servants already transferred will remain unchanged – they will stay at Vivento and will continue to be given temporary employment or a new permanent position inside or outside the Group. The transfers made to Vivento to date are legally valid because the transfer process is completed.

Staff restructuring at Deutsche Telekom nevertheless continued as before, covering non-civil servants and civil servants alike. For civil servants who are affected by rationalization measures and for whom transfer to Vivento is impermissible according to the ruling of the German Federal Administrative Court, the original organizational unit will use Vivento’s expertise to offer them counseling and job placement services.

The deconsolidation of five locations of Vivento Customer Services GmbH – Aachen, Dresden, Halle, Lübeck, and Magdeburg – is the first step in the sale of Vivento business models as announced in 2004 and a continuation of Deutsche Telekom’s staff restructuring. Around 600 employees were transferred to walter ComCare, a company of the walter TeleMedien group. This transfer of operations as of December 1, 2006 was accompanied by a contract commitment and therefore safeguards the jobs of the staff concerned until the end of 2011. Further sales of Vivento locations and business models are planned to ensure that the Group remains efficient and competitive in the long term by focusing on its core business and optimizing structures.

Collective bargaining agreement aims to increase efficiency and productivity.

The collective bargaining agreement that Deutsche Telekom AG reached in its negotiations with the trade unions will lead to an increase in productivity and thus safeguard the Group’s position in the face of fierce competition. For employees covered by collective agreements, the agreement provides for a one-time payment of EUR 350, a pay freeze until October 2006, and a 3-percent increase in salaries starting November 2006. The collective wage agreement will run for 16 months until July 31, 2007. Separate arrangements have been agreed for civil servants, including a one-time payment of up to EUR 735 depending on their salary grade. To improve productivity and thus enhance competitiveness, paid breaks for staff using workstation monitors were reduced and paid recuperation times abolished in some areas. This has helped to cushion the cost of the pay increase. The additional capacity generated by these measures will then be used to reduce outsourcing to third parties in the areas of services and installation going forward.

T-Service to substantially improve and professionalize customer service.

Deutsche Telekom is planning a range of measures to make customer service more efficient and align it even more closely with its customers’ needs. In 2007 around 45,000 employees are to be transferred from T-Com as part of the T-Service project. These employees will come from the technical service units and call center units. Concentrating these service units enables Deutsche Telekom to focus on the quality of its service under conditions that reflect the market situation. The aim is to safeguard the competitiveness of the Company and, at the same time, protect jobs in the Group. The Group also aims to systematically align working conditions and remuneration systems with market levels.

Human resources development for improved management quality and heightened service focus.

Human resources development at Deutsche Telekom in 2006 focused on continuing the STEP up! program (Systematic & Transparent Executive Development Program) and introducing Go Ahead!, a staff development program for expert careers. In addition, the Company drove forward its staff restructuring with demand-based training.

The first measures under the STEP up! program started at the end of 2005. STEP up! is a Group-wide program for the development of executive staff. The program ensures an end-to-end perspective, which integrates all the steps in the process from recruitment to executive development, through to target management and personnel marketing. STEP up! creates uniform standards and procedures for executive development to be applied throughout the Group, thus ensuring that development and staffing processes become highly transparent to all concerned. The Group is committed to a policy of systematically encouraging top performers and high potentials. The full implementation of the program for all executives, including those at the Group’s international subsidiaries, is set to be completed by the end of 2007.

Deutsche Telekom recognizes the importance of advancement for experts as a way to meet changing market requirements while offering interesting career prospects to valued employees. Go Ahead! is a special framework model established by the Group together with employee representatives, which takes tried-and-trusted HR development tools and refines them for the targeted development of expert careers. A focus on service as a vital general skill is being increasingly promoted in all expert careers. With its systematic, Group-wide career architecture, Go Ahead! is a roadmap for expert careers within the Deutsche Telekom Group. Go Ahead! clearly demonstrates how much Deutsche Telekom values the abilities and skills of its professional employees and proves that it offers them the same degree of development opportunities as executives.

100

Telekom Training, the Group's in-house provider of further training, offers training programs for expert and executive staff. Demand-based training aligned with its staff restructuring and strategic HR development play a critical role in this regard. Even with major projects – such as seminars on the development of the new VDSL high-speed network – training is tailored to demand.

In the past financial year, a total of 150,533 employees took part in 16,061 seminars. Classroom seminars were increasingly replaced by e-learning components and web-based training, and prepared and complemented by virtual classrooms and conference rooms.

Further training provided by Telekom Training

	2006	2005	2004
Seminars	16,061	12,826	14,109
Participants	150,533	122,379	95,705
Participant days	393,962	403,178	295,168
Global Teach sessions*	707,743	555,696	744,229

* Global Teach is an in-house e-learning platform.

Introduction of the Code of Conduct as an element of culture change.
On April 19, 2006, Deutsche Telekom introduced and implemented the Code of Conduct in all of its 111 majority shareholdings worldwide. This Code is applicable to the Group's entire workforce and lays down binding rules for value-oriented, legally correct behavior in day-to-day business. On the one hand, the Code of Conduct puts the Group's T-Spirit values into concrete terms, providing guidance on the Group's internal regulations for employees on the other. The Code of Conduct was developed in cooperation with the employee representatives. The value-oriented and law-abiding behavior of the Group and its employees is to promote trust in the Group in the long term. At the same time, we are fulfilling the requirements made of us as a company listed in the United States (Sarbanes-Oxley Act). A Group-wide Code of Conduct violations portal was introduced to give all employees and stakeholders the opportunity to report violations of the Code of Conduct. Implementation is measured on the basis of the annual, global employee survey, which was carried out for the first time in 2006. The Group's executives receive detailed training on this topic.

Number of suggestions for improvement increased again.
In the reporting year, the Deutsche Telekom Group generated savings of around EUR 74 million from a total of 8,600 suggestions for improvement (new submissions and subsequent approvals). The number of suggestions for improvement thus increased substantially again compared with the previous year.

Innovations

	2006	2005	2004
Number of suggestions for improvement	8,600	7,821	7,737
Savings (millions of €)	74	98	87
Number of patent applications	557	412	374

Commitment to training as a contribution to the future of German society.
On September 1, 2006, around 4,300 young people started their training at Deutsche Telekom in a total of twelve different professions and in various dual study courses. The Company has added a new vocational track, namely that of dialog marketing assistant which focuses on product and service advice and sales in call centers. Deutsche Telekom's training programs boast a high level of quality and a large number of participants. Every year, the chambers of commerce number Deutsche Telekom-trained staff among the best in their intake. Deutsche Telekom's training goes far beyond its own requirements. In 2006, some 1,000 trainees were taken on by the Group. At the end of 2006, Deutsche Telekom had about 11,700 trainees in Germany, meaning that trainees accounted for approximately 8 percent of its domestic workforce excluding Vivento.

GROUP MANAGEMENT REPORT

Employees

Sustainability and environmental protection

101

Sustainability and environmental protection. 101

Group receives award for sustainability and climate protection // Purchasing renewable energy certificates helps protect the environment // International cooperation to identify resource-efficient technologies // Research and development lead to successful energy-saving projects

Deutsche Telekom considers climate protection one of the most important tasks of our time and is committed to implementing the Kyoto Protocol. The Group therefore aims to minimize the emission of greenhouse gases that are harmful to the climate by implementing a comprehensive package of strategies and actions. The main objective is to sever the link between power consumption and CO2 emissions. Deutsche Telekom campaigns massively for reducing the emission of climate-impacting greenhouse gases in spite of rising energy consumption.

Award for sustainability and climate protection.

As an enterprise with international operations, Deutsche Telekom’s goals are to maximize the sustainability of its management, tap potential for climate protection both within the Group and at customers and suppliers, and make a contribution to society as a whole with its environmental policy. Deutsche Telekom’s sustainability strategy receives international recognition as demonstrated by its leading positions in the sustainability ranking of the Swiss agency INrate and in the sustainability ranking of the DAX companies based on a study by the Scoris rating agency published in January 2006 in the economics and finance magazine €uro.

CO2 emissions reduced further with renewable energy certificates.

By taking a number of measures, Deutsche Telekom has already achieved a significant reduction in CO2 emissions. The Group will continue to pursue such actions in the future. Through its inhouse service provider PASM (Power and Air Condition Solutions Management GmbH & Co. KG), Deutsche Telekom makes sure that it purchases environmentally friendly energy: By buying RECS (Renewable Energy Certificate System) certificates, PASM managed the procurement of one billion kilowatt hours of electricity from renewable energy sources with a virtually neutral impact on the climate in 2006. This corresponds to around one-third of the Group’s total electricity consumption in Germany. Using RECS certificates, PASM aims to halve CO2 emissions from power generation for Deutsche Telekom in Germany by 2010, compared with 1995 levels. In addition, the natural gas-powered fleet was actively expanded with the aim of reducing the Group’s emissions. DeTeFleetServices runs the largest natural gas-powered fleet in Germany with more than 800 vehicles. The number of vehicles that run on alternative power is to be increased to 2,500 by 2009. Thanks to its climate protection efforts, Deutsche Telekom has been included in the KLD Global Climate 100 Index by KLD Research & Analytics Inc.

Approximately 100,000 additional tons of greenhouse gases were produced by the soccer World Cup in Germany. As one of the main sponsors of this event, Deutsche Telekom felt it had a responsibility to offset some of these emissions and therefore purchased emissions certificates for 20,000 tons of carbon dioxide, thus compensating for 20 percent of the emissions produced during the World Cup. The money paid for the certificates will go to two climate protection projects in South Africa that focus on renewable energies.

International cooperation for resource-efficient technologies.

As a member of ETNO (European Public Telecommunications Network Operators’ Association), Deutsche Telekom is involved in a project to identify potential energy savings in digital switching technology. As part of this project, Deutsche Telekom wants to work together with system manufacturers to develop binding criteria for purchasing resource-efficient technologies that are easy to reuse or can be disposed of in an environmentally friendly manner.

Commitment to science and research.

Deutsche Telekom is promoting the development of environmentally friendly technologies by testing alternative sources of energy under real-life conditions: Firstly, Deutsche Telekom is working closely together with manufacturers in testing mobile and stationary fuel cells. T-Com, for instance, used environmentally friendly telestations run by fuel cells during the World Cup and tested them under live conditions. The innovative LED lamps of the telestations use around 50 percent less energy for the same light output. Secondly, a feasibility study commissioned by PASM successfully investigated the generation of heat, cooling, and power with geothermal energy. PASM is planning to analyze the research results as part of a pilot project.

Risk and opportunity management.

Continued price erosion in the core business // Growing importance of bundled products // Quality of service a success factor

The risk and opportunity management system.

Deutsche Telekom employs a holistic risk and opportunity management system so that it can systematically leverage its opportunities without losing sight of the related risks. In accordance with the Group’s principles of risk management, risks are taken in a controlled manner – and only if an appropriate level of added value can be expected. The early identification, assessment, and management of risks and opportunities are an integral component of the Group-wide planning, control, and monitoring systems. Opportunities are analyzed primarily within the framework of strategy and innovation development activities. Deutsche Telekom attaches particular importance to detailed market studies, scenarios, projections, the relevant drivers and critical success factors, using them to derive specific potential opportunities for its strategic business areas and markets.

Risks and opportunities are regularly analyzed by the strategic business areas and also centrally at Group Headquarters. The risk early warning systems used in this process are based on prescribed Group-wide methods and are tailored to individual requirements. Potential deviations in the planning period are analyzed to determine the potential scope and probability of occurrence, using methods such as scenario modeling. The reference variables for the potential scope are the Group’s target values (including EBITDA). The Group’s “aggregate risk” is determined from the totality of the individual risks. The individual risks are aggregated into an overall risk potential using combination and simulation processes and taking probabilities of occurrence and correlations into account. An indicator system that captures all material risk areas is used to determine the change in aggregate risk. The analysis also includes what are known as “issues” – topics that could adversely affect the Group’s image and reputation.

Reporting of the principal risks and opportunities is on a standard quarterly cycle, with additional ad hoc reports generated in the event of unexpected risks. Specific materiality thresholds for risks are defined for each reporting level. Corporate Risk Management is in charge of the methods and systems used for this Group-wide, standardized risk reporting system and ensures that it works efficiently. The Board of Management, Supervisory Board, and Audit Committee are informed on a quarterly basis about all material risks and the Group’s overall risk position.

To reduce risks relating to fraud within the Group, Deutsche Telekom’s Group Board of Management passed a resolution in 2005 to set up a standardized Group-wide anti-fraud management process. The tasks of this anti-fraud management process are to improve Group-wide structures for the prevention, exposure, and penalization of fraud in the Company and to ensure that these risks and the requirements placed on the Group are dealt with appropriately. Training and awareness-raising activities were held throughout the Group in 2006 and specific measures were introduced, for example in the field of procurement.

Deutsche Telekom also attaches particular importance to managing risks arising from financial positions. All treasury activities – in particular the use of derivatives – are subject to the principle of risk minimization. For this reason, all financial transactions and risk positions are managed in a central treasury system. The Group management is informed about these positions on a regular basis. Derivatives are used to hedge interest rate and currency exposures which could have an effect on cash flow.

Certain financial transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure. Simulations are performed using different market and worst case scenarios to estimate the effects of different conditions on the market. Selected derivative and non-derivative hedging instruments are used to hedge market risk, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are used exclusively as hedging instruments, i.e., not for trading or other speculative purposes.

The efficiency of risk management processes and compliance with the regulations and guidelines defined in Deutsche Telekom’s Risk Management Manual are regularly reviewed by the Corporate Audit department. Within the scope of the legal mandate to audit the Company’s annual financial statements, the external auditors examine whether the risk management system is able to identify at an early stage risks and developments that could jeopardize the continued existence of the Company as a going concern. The system ensures that business risks and opportunities are identified early on and that the Group is in a position to deal with them actively and effectively. It complies with the statutory requirements for an early warning system and conforms to German corporate governance principles.

GROUP MANAGEMENT REPORT

Risk and opportunity management

The risks.

Of all the risks that have been identified for the Group, those risk areas or individual risks that could, as it stands today, materially affect Deutsche Telekom’s financial position and results are examined below.

Competition.

Intensified competition and technological progress have dramatically reduced prices for fixed-network (telephony, Internet) and mobile communications. This affects both voice communication and data traffic, as shown by the price erosion in Internet flat rates. There is a danger that this dip in prices will not be compensated for by corresponding volume growth.

Competitive pressure could rise even further as a result of a significant expansion of coverage by (regional) local loop operators, the continuing trend toward bundled products, technological innovations, reductions in wholesale prices for competitor products, and ongoing substitution, assisted by price erosion and flat rates for mobile communications as well as convergence products. Moreover, up to now pure mobile communications providers in Germany have increasingly offered fixed-network and DSL products on the market. Another possibility is that cable operators may corner a larger share of the market, for example by offering attractive triple-play services. In addition, a general competitive trend is emerging where Deutsche Telekom increasingly has to compete with players that do not belong to the telecommunications sector as such, including major companies from the consumer electronics and Internet sectors. Despite having lost some market shares already, Deutsche Telekom believes that it is exposed to the risk of further loss of market shares and falling margins. Apart from other factors, Deutsche Telekom’s future competitive position depends in particular on the quality of the service it provides. There is still room for improvement in this area.

Ongoing price-cutting initiatives are now a regular feature of the European mobile communications market. This is attributable to both low-cost providers such as MVNOs and new calling plans offered by established network operators. Continued price erosion in the mobile communications sector could put T-Mobile’s targets at risk. In addition, T-Mobile increasingly faces competition abroad from integrated providers that include both mobile communication services and fixed-network products (e.g., DSL) in their portfolios. In the United States, T-Mobile competes with three significantly larger providers. T-Mobile faces particular challenges regarding its product and service quality and pricing if it is to counter its competitors’ economies of scale. Since T-Mobile USA is a crucial growth driver for Deutsche Telekom, risks to its competitiveness may also have a negative impact on the Group’s ability to reach its targets.

The ICT market in the Business Customers segment is experiencing declining prices and long sales cycles. This represents a risk of lower revenues and margins for T-Systems. T-Systems’ international presence in terms of its brand awareness is limited, especially compared with certain competitors who are already better established in such markets. This could adversely affect T-Systems’ ability to realize potential growth, especially considering the growing importance of business with multinational corporations outside Germany.

Products, services, and innovations.

As a result of rapid technological progress and increasing technological convergence, it is possible that new and established technologies or products may not only complement, but in some cases even substitute one another. This may lead to lower prices and revenues in both voice and data traffic.

There is also a risk that Deutsche Telekom will not be able to convince customers sufficiently of the benefits of current and future services or raise the level of acceptance of these services among customers. Identified market demand may not be satisfied quickly enough, or only with insufficiently matured products. These risks also constitute a threat to our potential growth drivers in the fixed network, such as the triple-play product T-Home.

The acquisition of UMTS licenses in several European countries created the basis for the introduction of the third generation of mobile communications. Whether these investments will pay off depends on increased usage and revenues in mobile communications, especially in the area of mobile data communications. Additional services and applications are to be developed for this purpose, both by ourselves and in cooperation with third parties (content providers). There is a risk, however, that target earnings will not be generated with these applications. Customer perception is equally crucial for the success of multimedia offerings. Falling behind the competition could lead to a loss of particularly high-volume customers.

Economy and industry.

The general state of the economy in Germany, Europe, and the United States also influences Deutsche Telekom’s business performance. For Deutsche Telekom’s largest markets, Germany and the United States, current economic forecasts predict that growth will slow down slightly in 2007. If economic growth proves to be lower than expected, this may have an adverse effect on both the willingness of business customers to invest and consumer spending by Deutsche Telekom’s residential customers. As a consequence, revenue targets might not be reached, e.g., for the higher-value, DSL-based access products in the fixed network (double play, triple play, etc.) and for mobile Internet access.

Regulation.

Existing network access and price regulation relates to telecommunications services offered by network operators with “significant market power.” In Germany, Deutsche Telekom is considered to be a company with significant market power and is therefore subject to strict regulation in broadband/ fixed-network communications. Its European subsidiaries are also subject to corresponding regulatory regimes in the fixed-network and mobile areas.

This situation is exacerbated by the extensive powers of government agencies to intervene in product design and pricing, which can have a drastic effect on operations. Deutsche Telekom is able to anticipate such intervention, which may further intensify existing price and competitive pressure, to a limited extent only.

The regulatory framework is currently being reviewed at European level. To date, regulation has been scaled back only in markets of minor significance, such as the German market for fixed-network international calls. There is no indication of any significant efforts being made for further sector-specific deregulation. Rather, it is feared that the outcome of the ongoing review will increase the extent of regulation. A tendency toward increased regulation can be seen, for example, in the EU Commission’s plan to impose strict regulation on roaming rates in wholesale and retail markets. In the mobile communications sector, regulating rates for international roaming in this way could entail substantial price and revenue risks for Deutsche Telekom.

Even after termination prices were regulated - in Germany by the Federal Network Agency in November 2006 - a further reduction in termination prices is possible in the future, as is an extension of the regulation of mobile termination, for example to include text messaging.

Regulatory intervention is also on the horizon for investments in new infrastructures, e.g., in the high-speed fiber-optic network as a platform for new broadband applications (triple play). Regulated wholesale services for broadband access to competitors in the end customer market also entail considerable revenue and cost risks. In this context there is a substantial risk that future investments will not pay off and product innovations will not deliver a first-mover advantage if they have to be made available to competitors at the same time. Relief is promised by a new regulation in the Telecommunications Act according to which new products will in principle not be subject to regulation.

Further regulatory intervention could also affect content and media offerings. Since Deutsche Telekom offers products that also include the transmission of television programs, media regulation could become a significant factor for the Company. Regulation in this area could lead to restrictions in the Company’s media services offering and/or additional costs for implementing technical measures to comply with regulatory requirements.

Should regulation become this intense, Deutsche Telekom’s flexibility in the market could be compromised, especially with regard to pricing and product design.

In addition, the European Union passed an EU-wide directive on data retention in 2006 that sets minimum standards for the type of data to be retained by network operators and for applicable retention periods. The EU requirements now have to be translated into national law in each EU member state. In Germany the first bill has already been drawn up. This will lead to substantial capital expenditure and costs, depending on how the national statutory provisions are ultimately formulated. Whether these costs will be reimbursed remains unclear.

Human resources.

Deutsche Telekom announced a staff restructuring program for its operations in Germany in November 2005, under which approximately 32,000 employees are scheduled to leave the Group by 2008. Some of these employees will leave Deutsche Telekom and, together with their jobs, join another employer as part of a deconsolidation of business models from Vivento. With these staff restructuring measures, Deutsche Telekom AG will continue to comply with the agreement reached with the trade unions to avoid compulsory redundancies until the end of 2008. The Group realized approximately one-third of the planned staff reductions in 2006; the continued implementation depends on various framework parameters.

The staff restructuring is being realized using voluntary, target group-specific measures. Part of it is realized through partial retirement arrangements for employees subject to collective agreements (non-civil servants). Employees will also have the opportunity to leave the Group on a bilateral voluntary basis with severance packages. The severance models offered in 2006, including the “Abfindung Spezial” program, were very well received by the employees.

More employees are to leave the Group with severance packages by 2008. The implementation of these plans will depend on general developments on the labor market and on the details of the severance offers.

Since November 16, 2006, the “Second Act to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” has made it possible to include civil servants in the socially responsible staff restructuring program. Civil servants aged 55 and over who work in areas with excess personnel and who cannot be deployed in other areas may apply for early retirement; there is no legal entitlement for them to do so.

GROUP MANAGEMENT REPORT

Risk and opportunity management

December 1, 2006 saw the first operational handover of five Vivento

Customer Service (VCS) sites. Around 600 employees were transferred to the walter TeleMedien group. This represented the first step in a deconsolidation strategy. Nevertheless, there are risks associated with the planned further deconsolidation of sites of Vivento’s business lines.

Deutsche Telekom is planning a range of measures to make customer service more efficient and align it even more closely with its customers’ needs. In 2007 around 45,000 employees are to be transferred from T-Com as part of the T-Service project. These employees will come from both the technical service units and the call centers of T-Com. The transfers enable Deutsche Telekom to focus on the quality of its service under conditions that reflect the market situation. The aim is to safeguard the competitiveness of the Company and, at the same time, protect jobs in the Group. The Group also aims to systematically align working conditions and remuneration systems with market levels. Constructive support by the unions and the works councils is equally crucial for the successful implementation of the three goals – quality, competitiveness, and safeguarding of jobs.

Health and the environment.

Electromagnetic fields are repeatedly associated with potential environmental and health damage. This is a controversial issue and the subject of public debate. Existing public acceptance problems affect networks and the use of terminal equipment, and have an effect on T-Mobile, particularly with regard to network structure and intensity of usage. In addition to legal risks, the Company fears regulatory measures to implement the precautionary principle in the area of mobile communications.

The World Health Organization has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards. Nor does it expect any serious dangers to arise in the future, though it does recommend continued research due to ongoing scientific uncertainties.

Deutsche Telekom aims to overcome doubts among the general public by pursuing an objective, scientifically well-founded, and transparent information policy. Deutsche Telekom’s efforts to provide state-of-the-art technologies therefore include funding scientific research that aims to detect possible risks at an early stage. Among other things, Deutsche Telekom is involved in Informationszentrum Mobilfunk (IZMF), an industry initiative by mobile communications enterprises, as well as in the German Research Association for Radio Applications (Forschungsgemeinschaft Funk – FGF), which supports independent research into the biological effects of electromagnetic fields. In addition, the EMF policy adopted in 2004 has enabled T-Mobile to take measures in the areas of transparency, information, involvement, and research funding that minimize both potential legal and regulatory problems as well as acceptance problems among the public.

IT/telecommunications infrastructure.

Deutsche Telekom’s production processes are supported by information and telecommunications technology (data centers, switching nodes, transmission systems, etc.) and software applications that are subject to constant innovative development to increase competitiveness and exploit additional cost savings potential, for example by developing a cross-product shared IP platform for fixed-network and mobile communications.

The products, services, and IT/telecommunications networks used by

Deutsche Telekom itself and those offered in the competitive market may be subject to malfunction and outages, e.g., due to hacker attacks, sabotage, power failures, natural disasters, technical faults, or other events. This could affect Deutsche Telekom’s mobile communications, Internet, ICT, and fixed-network products and services. Deutsche Telekom counteracts these risks by employing a large number of measures, including back-up systems, protective systems such as firewalls and virus scanners, regular technical network tests, building security, and organizational precautions. Early warning systems ensure that automated and manual countermeasures can be initiated in the event of disruptions. In addition, organizational and technical emergency procedures are in place to minimize damage. Group-wide insurance programs have also been established to cover operational interruptions and damage to current and non-current assets.

Purchasing.

As an ICT service provider, operator, and provider of IT/telecommunications products, Deutsche Telekom cooperates with a broad variety of suppliers of technical components (e.g., software, hardware, transmission systems, switching systems, outside plant, terminal equipment for fixed-network and mobile communications applications). The Company employs a large number of organizational, contractual, and procurement strategy measures as precautions to counteract potential risks, such as supplier default or dependence on individual suppliers.

Litigation.

Deutsche Telekom is party to several proceedings both in and out of court with government agencies, competitors, and other parties. The proceedings listed below are of particular importance from Deutsche Telekom’s point of view.

More than 2,000 lawsuits have been filed against Deutsche Telekom in Germany by shareholders who claim to have bought shares of Deutsche Telekom on the basis of the offering prospectuses dated May 28, 1999 and May 26, 2000. Many of these lawsuits also allege improper recognition of the carrying amount of the real estate assets. Some of these lawsuits are also directed at KfW Bankengruppe and/or the Federal Republic of Germany. The aggregate amount of the claims filed under these lawsuits is approximately EUR 76.0 million. The Frankfurt/Main Regional Court has issued two certified questions to the Frankfurt Higher Regional Court pursuant to the German Capital Investor Model Proceedings Act (Kapitalanleger-Muster-verfahrensgesetz – KapMuG). Moreover, several thousand additional investors have initiated conciliatory proceedings with a state institution in Hamburg, the “Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg.”

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). If the outcome of these proceedings shows that the exchange ratio for the T-Online shares was too low, the Regional Court will stipulate a supplementary cash payment that Deutsche Telekom would be required to pay to all former shareholders of T-Online whose shares were exchanged for shares of Deutsche Telekom within the framework of the merger.

In the arbitration proceedings filed by the Federal Republic of Germany against Deutsche Telekom AG, DaimlerChrysler Financial Services AG, and Toll Collect GbR (in which Deutsche Telekom AG holds a 45-percent stake) regarding disputes relating to the truck toll collection system, Deutsche Telekom received the Federal Republic’s statement of claim on August 2, 2005 in which the Federal Republic maintains its claim to lost toll revenues of approximately EUR 3.5 billion plus interest, alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. The total of the asserted claims for contractual penalties was increased to approximately EUR 1.65 billion plus interest. The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). The defendants responded on June 30, 2006.

The Federal Republic is refusing to issue the final operating permit on the grounds that alleged further obligations under the operating agreement, specifically the assignment of certain industrial property rights to Toll Collect GmbH, have not been fulfilled. As a consequence of the refusal to grant the final operating permit, the Federal Republic of Germany considers itself entitled, effective December 21, 2006, to initiate proceedings for the termination of the operating agreement by serving notice of termination. The operating agreement entitles the Federal Republic to do so if the final operating permit is not granted within 12 months from the granting of the interim operating permit. The right of termination on the part of the Federal Republic assumes that Toll Collect GmbH does not alleviate the grounds for termination within a certain period from receipt of the termination notice. The right of termination is limited to a period of 6 months after the Federal Republic becomes aware of the grounds for termination. There are presently no indications that the Federal Republic will file a termination notice.

On May 3, 2005, Vivendi Universal SA (formerly Vivendi Universal S.A., referred to hereinafter as Vivendi) took legal action against Deutsche Telekom and T-Mobile International AG & Co. KG. Vivendi alleges that the defendants unlawfully broke off negotiations on the acquisition of a 48-percent stake in Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in order to then obtain these shares at a lower price. The value in dispute is approximately EUR 2.27 billion. The action is pending before the Commercial Court in Paris. Numerous other lawsuits and arbitrational proceedings are pending in connection with the disputed PTC shares.

On April 13, 2006, in line with the rules of the International Chamber of Commerce in Paris, Vivendi filed arbitration proceedings with the international court of arbitration in Geneva against Deutsche Telekom AG, T-Mobile International AG & Co. KG, T-Mobile Deutschland GmbH, T-Mobile Poland Holding No. 1 B.V. and others. This complaint is aimed at a declaratory judgment that on or before March 29, 2006 a verbal agreement was reached between the parties concerning, inter alia, putting an end to all legal disputes relating to the investment in PTC, or that pre-contractual obligations were breached. Vivendi is demanding performance of the contract or compensation.

On October 23, 2006, Vivendi filed a suit against Deutsche Telekom AG, T-Mobile USA Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington State, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. In the lawsuit, Vivendi is seeking, among other things, damages of approximately USD 7.5 billion.

On October 19, 2005, following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 86.1 million from telegate AG. telegate alleges that Deutsche Telekom charged excessive prices for the provision of subscriber data between 1997 and 1999, which resulted in telegate AG having insufficient funds available for marketing measures and preventing it from achieving its planned market share.

Following enforcement proceedings, Deutsche Telekom received a claim for damages of approximately EUR 328.63 million from Dr. Harisch, also on October 19, 2005. Dr. Harisch alleges that due to the excessive prices for the provision of subscriber data between 1997 and 1999, the equity ratio of telegate AG fell significantly on several occasions, resulting in the need for capital increases. This required Dr. Harisch and another shareholder to release shares from their own holdings, thereby diluting their remaining shareholdings.

A notice of action was served on January 19, 2006 by Arcor AG & Co. KG seeking damages of approximately EUR 223.0 million on grounds of an alleged price squeeze between wholesale prices and the prices charged to end customers. This legal dispute has been adjourned pending a legally enforceable ruling by the European courts in administrative penalty proceedings that are decisive for the proof of claim.

On May 29, 2005, Deutsche Post AG filed a request for arbitration against Deutsche Telekom relating to a warranty for defects from an acquisition agreement concerning logistics sites. Deutsche Post AG is seeking damages of approximately EUR 37.0 million as well as the determination of other unquantified damages for alleged lack of building permissions, quantified at approximately EUR 68.0 million before the hearing.

On October 31, 2005, the satellite operator Eutelsat sued Deutsche Telekom AG, T-Systems Business Services GmbH and SES Societé Européenne des Satellites S.A. for compensation amounting to approximately EUR 141.5 million. The plaintiff is basing its claim on an alleged breach of contractual duty. The action is pending before the Commercial Court in Paris.

Furthermore, Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of these court, conciliatory, and arbitration proceedings.

Financial risks.

Deutsche Telekom is exposed to financial risks, particularly liquidity, default, currency, and interest rate risks. The primary instruments used for medium- to long-term financing are bonds and medium-term notes issued in a variety of currencies and jurisdictions. A liquidity reserve in the form of credit lines and cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. As of December 31, 2006, Deutsche Telekom had access to credit lines totaling EUR 17.4 billion, provided by 29 banks. The bilateral credit agreements have a ity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the ity of 36 months. Spreading the maturities over the year significantly reduces the loan extension risk. Deutsche Telekom believes that there is only a minor risk that it will have difficulty in accessing the capital markets due to a decline in its ratings. For detailed information on financial risks, please refer to Note 43 in the notes to the consolidated financial statements.

Impairment of Deutsche Telekom’s assets.

The value of the assets of Deutsche Telekom and its subsidiaries is reviewed periodically. In addition to the regular annual measurements, any time it can be assumed that (as a result of changes in the economic, regulatory, business, or political environment) the value of goodwill, intangible assets, or items of property, plant and equipment has possibly decreased, Deutsche Telekom checks whether it is necessary to carry out certain impairment tests, which may lead to the recognition of impairment losses that do however not result in disbursements. This could impact to a considerable extent on Deutsche Telekom AG’s results, which in turn may depress the Deutsche Telekom share and ADS prices.

Sales of shares by the Federal Republic and KfW Bankengruppe.

As of December 31, 2006, the Federal Republic, together with KfW Bankengruppe, holds approximately 31.7 percent of Deutsche Telekom’s shares. On April 24, 2006, The Blackstone Group purchased an interest in Deutsche Telekom’s registered equity from KfW Bankengruppe. The share held by The Blackstone Group totaled 4.39 percent at December 31, 2006. In this connection, KfW Bankengruppe and Blackstone agreed on a one-year lock-up for further sales of KfW’s shares in Deutsche Telekom. Blackstone agreed with KfW Bankengruppe to lock up its Deutsche Telekom shareholding for two years.

It is possible that the Federal Republic will continue its policy of privatization and sell further equity interests, including shares in Deutsche Telekom AG, in a manner designed not to disrupt the capital markets and with the involvement of KfW Bankengruppe. For Deutsche Telekom, there is a risk that the sale of a significant volume of Deutsche Telekom shares by the Federal Republic or KfW Bankengruppe, or speculation to this effect on the markets, could have a negative short-term impact on the price of Deutsche Telekom shares.

Aggregate risk position.

The assessment of the aggregate risk position is based on a consolidated review of all significant risks or risk areas. Considering the continued high level of competition and price pressure, regulatory conditions, and major challenges in terms of service quality and personnel restructuring, the Group’s aggregate risk position has not changed significantly over the previous year. As it stands today, there is no risk to the Company’s continued existence as a going concern.

All three rating agencies maintained Deutsche Telekom’s long-term rating at A– or A3, as in 2005. However, S & P has changed its outlook to “negative.” For more information on ratings, please refer to the “Development of business” section.

The opportunities.

Some of the most important aspects of the Group’s wide variety of opportunities are highlighted below.

Although the German and Western European markets are largely saturated in many areas, Deutsche Telekom still has substantial growth potential in the emerging countries of Central and Eastern Europe, as well as with its main growth driver T-Mobile USA. Deutsche Telekom can benefit significantly from this development due to its strong presence in Central and Eastern Europe. Innovative bundled products as well as convergence products are also areas of opportunity for Deutsche Telekom. As a large, integrated ICT group, Deutsche Telekom is not only able to cope with substitution risks better than specialized providers; it can also offer new bundled products such as triple play or quadruple play.

Deutsche Telekom also sees potential opportunities in the main trends in the industry such as convergence products (particularly based on IP technology), IPTV, mobile Internet, and multi-access IP value-added services (participation in the fast-growing online advertising market). Another trend is “real ICT” in the business customers segment, i.e., end-to-end telecommunications and IT solutions from a single source.

Civic, social, and ecological considerations such as a state-of-the-art health care system, efficient climate protection, mobility geared to seniors, citizen-oriented administration, mobile working, or even transparent goods traceability (e.g., commodity online services) are further starting points for the development of new products and services. In particular, IP-based solutions or, for example, the use of RFID facilitate new business models that can reduce the quantities of resources used and also the costs to the environment and society. Here, Deutsche Telekom makes a further contribution to the sustained development of society.

With projects such as T-City, the Deutsche Telekom Group is demonstrating its capabilities and its customer service, presenting state-of-the-art networking technology and enabling its customers to experience a host of products in everyday use. Much improved locational factors in cities, towns, and regions provide new opportunities for small and medium-sized enterprises as well as potential sources of revenue for Deutsche Telekom. Through cooperation with municipalities, for example, DSL can be expanded to cover as yet undeveloped regions and its market potential increased.

In addition to opportunities in terms of products and projects, Deutsche Telekom has considerable potential to substantially improve its customer service in particular. Please refer to the information in the “Group strategy and Group management” section of this report.

Highlights after December 31, 2006.

Further sites of Vivento Customer Services GmbH sold.

Vivento Customer Services GmbH sold two more sites – Suhl and Cottbus – with around 480 employees to the walter TeleMedien group on January 26, 2007. Transfer of operations, which is scheduled for April 1, 2007, is accompanied by a contract commitment, thus safeguarding the jobs of the staff concerned until the end of 2012.

PTC: Deutsche Telekom’s legal position unchanged.

On January 18, 2007, the Polish Supreme Court overturned two rulings by courts of lower instance which had acknowledged the validity of the verdict of the Vienna arbitrational court of November 2004 in Poland. The case was remitted to the first instance to be heard anew. This decision was solely the result of a procedural error by the court of first instance and, in relation to the case itself, affects neither the content nor the validity of the Vienna arbitrational verdict of November 2004. Furthermore, with this decision, the Polish Supreme Court has not ruled in favor of Vivendi’s claimed ownership of the disputed 48-percent stake in PTC. Deutsche Telekom’s legal position concerning the ownership of the stake in PTC thus remains unchanged.

GROUP MANAGEMENT REPORT

Risk and opportunity management Highlights after December 31, 2006 Outlook

Outlook.*

109

Market environment remains tough // Sustainable improvement of service culture // Mobile Communications will remain growth engine // Broadband business to be further expanded // Business Customers: Safeguarding telecommunications business and expanding IT business

Economic outlook.

In spite of the good starting position resulting from the current economic upswing, the fall bulletins for 2007 by Germany’s six leading economic research institutes are predicting that economic growth in Germany will slow to 1.4 percent because of the increase in the VAT rate. Structural problems, such as high unemployment and stagnating consumer spending, will dampen economic growth. Driven by the global economy – which is expected to cool slightly in 2007 but will still grow by 3.1 percent – the institutes’ economists believe that exports will rise by 6.2 percent. In addition to export-driven growth, increases in capital expenditure on plant and equipment will remain an important growth factor for economic performance in Germany.

For the euro zone, the economic research institutes expect rapid economic expansion to continue in 2007, although the declining boom in the global economy will pull growth back slightly to 2.3 percent. For the United States, economists are also predicting that economic expansion will probably slow to 2.7 percent in 2007.

Market expectations.

Growth in Deutsche Telekom’s international sales markets continues unabated, particularly in the key markets of the United States and the United Kingdom. Deutsche Telekom’s domestic sales markets are still dominated by extremely intense competition and prise erosion on the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications.

Consequences for corporate management.

Deutsche Telekom is responding to the challenges of rapid technological changes and strong competition in the telecommunications industry with specific measures to ensure the long-term sustainability of customer relationships and thus revenue and profit growth. In particular, a sustainable improvement of the customer care culture, investments in future product areas, and simplified price structures will safeguard Deutsche Telekom’s customer relationships and in turn its revenues. Additional cost reductions through increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in a corresponding development of profit and therefore ensure the long-term sustainability of cash flow. These measures assist Deutsche Telekom in pursuing its goal of continuing to offer its shareholders an attractive dividend. The immense changes in Deutsche Telekom’s market environment – in particular the rapid technological change – are forcing it to adjust its workforce structure by cutting jobs in a socially responsible manner. The workforce reduction will be implemented using voluntary instruments such as partial retirement arrangements, severance payments and early retirement.

Mobile communications will remain the growth engine.

The Mobile Communications strategic business area will remain the growth engine of the Group. The further development of the business area will again be driven in particular by the U.S. market, which is recording relatively high customer growth rates. For Europe, despite strong price pressure we expect to be able to expand our market share, primarily through higher usage on the part of our customers. An important growth lever will be to offer advanced mobile data services, especially an enhanced, attractively priced web’n’walk offering with new equipment.

Based on these assumptions, we expect the positive earnings trend in the Mobile Communications business area to continue in the next two years, supported by further savings. Regulatory decisions and the further development of the U.S. dollar and sterling (GBP) exchange rates may have an effect on T-Mobile’s revenue and profit measured in euros.

The Group’s capital expenditure activities in 2007 will continue to focus on its mobile communications business. In Europe, key areas will include improvements in the quality of existing GSM networks and the further expansion of our UMTS networks. In the United States, we are driving the enhancement of network quality and network coverage and the rapid roll-out and launch of 3G mobile communications networks in order to ensure growth in customer numbers and revenue.

Broadband business to be further expanded.

In the DSL business, we will defend our market share and expect a significant increase in the number of our lines. Additionally, we want to establish our triple-play products offered under the name T-Home. A major element of this strategy will be the expansion of our high-speed Internet infrastructure, provided that such an investment is economically viable in the regulatory environment in the medium term. Aside from the VDSL roll-out, investments in 2007 will focus on expanding the DSL and IP network and maintaining and extending the existing network infrastructure.

In 2007, the traditional fixed-network business will continue to be affected by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. Broadband/Fixed Network will launch a quality and service campaign in 2007 to safeguard and defend the core voice and access business and extend its broadband business to include new, innovative products. We are also preparing to migrate the old PSTN environment to the new IP-based environment and thereby introduce an innovative, competitive IP connection that will facilitate many additional functions for customers such as video telephony.

Based on these assumptions, we expect the negative earnings trend for the Broadband/Fixed Network strategic business area to initially continue.

To make our service function more efficiently and to optimize its alignment with customer needs, some 35,000 employees in Germany are to be spun off during 2007 as part of the T-Service project; they will be responsible for technical infrastructure and customer service. Around 10,000 jobs currently in T-Com’s call center unit are also to be spun off. These spin-offs allow Deutsche Telekom AG to focus on the quality of its service under conditions that reflect the market situation. The goal is to maintain the Company’s competitiveness in the long term, while safeguarding jobs both in the Group and in Germany. The Group also aims to systematically align working conditions and remuneration systems with market levels and to increase productivity.

Business Customers: Safeguarding telecommunications business and expanding IT business.

The Business Services unit will focus on safeguarding its telecommunications business in a hotly contested market. In our telecommunications core business (voice, data, IP) we will focus on winning back customers. This strategy will be accompanied by efforts to expand areas such as LAN Solutions, i.e., network solutions for connecting workstations at a company’s site. The Business Services unit is expecting growth in its IT business. The goal is to substantially intensify our cooperation in particular with small and medium-sized enterprises. Capital expenditure will be guided by the technical integration of the IT environment and the introduction of value-added services.

As regards the Enterprise Services unit, we plan to significantly expand our market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, we intend to grow primarily by expanding outsourcing activities, in particular through large-scale contracts and continued business process outsourcing with a focus on the Automotive (global), Public (Germany, United Kingdom, Spain), and Telecommunications (Germany and Western Europe) industry lines. We are planning to increase capital expenditure also in Enterprise Services, particularly through the assumption of assets in conjunction with business process outsourcing.

We currently expect earnings in the Business Customers area to develop positively as these new growth opportunities in the IT business are leveraged. In the telecommunications business, we expect the improved cost structure to lead to a stabilization in earnings, in particular due to initially slower growth in the market for IP solutions and intensified domestic price pressure.

Group Headquarters & Shared Services.

Earnings at Group Headquarters & Shared Services are influenced largely by Vivento (including the development of the business models and the realization of internal and external employment opportunities) and by continued staff restructuring in the Group. Other influential factors include measures to achieve centralized cost savings and improve efficiency at Shared Services.

General statement on the business development in the Group.

In view of the expected market situation in the individual business areas, Deutsche Telekom aims to again achieve positive earnings for the entire Group.

* Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2007 and 2008. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which we are involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunity management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. We do not intend or assume any obligation to update forward-looking statements.

We are optimizing our network infrastructure by gradually switching over to an entirely Internet Protocol-based production architecture. This lays the long-term foundation for state-of-the-art product offerings including the seamless interaction of fixed-network and mobile communications. Our IP-based network infrastructure also paves the way for sustained cost-efficiency.

C O N S O L I D AT E D F I N A N C I A L S TAT E M E N T S

112 Consolidated income statement 113 Consolidated balance sheet 114 Consolidated cash flow statement

115 Statement of recognized income and expense 116 Notes to the consolidated fi nancial statements 198 Auditor’s report

Consolidated income statement.

millions of € Note 2006 2005* 2004*

Net revenue 1 61,347 59,604 57,353

Cost of sales 2 (34,755) (31,862) (31,544)

Gross profit 26,592 27,742 25,809

Selling expenses 3 (16,410) (14,683) (12,870)

General and administrative expenses 4 (5,264) (4,210) (4,476)

Other operating income 5 1,257 2,408 1,718

Other operating expenses 6 (888) (3,635) (3,916)

Profit from operations 5,287 7,622 6,265

Finance costs 7 (2,540) (2,401) (3,280)

Interest income 297 398 377

Interest expense (2,837) (2,799) (3,657)

Share of profit (loss) of associates and joint ventures

accounted for using the equity method 8 24 214 945

Other financial income (expense) 9 (167) 784 (360)

Loss from financial activities (2,683) (1,403) (2,695)

Profit before income taxes 2,604 6,219 3,570

Income taxes 10 970 (198) (1,552)

Profit after income taxes 3,574 6,021 2,018

Profit (loss) attributable to minority interests 11 409 432 424

Net profit (profit (loss) attributable to equity holders of the parent) 3,165 5,589 1,594

Earnings per share 12

Basic 0.74 1.31 0.39

Diluted 0.74 1.31 0.39

* Impact of the adoption of IAS 19.93A on other financial income/expense: The amortization of actuarial gains and losses of EUR 7 million for 2005 and EUR 1 million for 2004.

The corresponding income tax expense amounts to EUR 2 million for 2005 and EUR 0.4 million for 2004, impacting profit after income taxes with EUR 5 million in 2005 and EUR 1 million in 2004. Please refer to explanations under Note 29.

Consolidated balance sheet.

millions of € Note Dec. 31, 2006 Dec. 31, 2005 *

Assets

Current assets 15,951 16,668

Cash and cash equivalents 17 2,765 4,975

Trade and other receivables 18 7,753 7,512

Current recoverable income taxes 10 643 613

Other financial assets 24 1,825 1,362

Inventories 19 1,129 1,097

Non-current assets held for sale 20 907 0

Other assets 929 1,109

Non-current assets 114,209 111,800

Intangible assets 21 58,014 52,675

Property, plant and equipment 22 45,869 47,806

Investments accounted for using the equity method 23 189 1,825

Other financial assets 24 657 779

Deferred tax assets 10 8,952 8,140

Other assets 528 575

Total assets 130,160 128,468

Liabilities and shareholders’ equity

Current liabilities 22,088 24,958

Financial liabilities 25 7,683 10,374

Trade and other payables 26 7,160 6,902

Income tax liabilities 10 536 1,358

Other provisions 30 3,093 3,621

Other liabilities 28 3,616 2,703

Non-current liabilities 58,402 54,911

Financial liabilities 25 38,799 36,347

Provisions for pensions and other employee benefits 29 6,167 6,167

Other provisions 30 3,174 2,036

Deferred tax liabilities 10 8,083 8,331

Other liabilities 28 2,179 2,030

Liabilities 80,490 79,869

Shareholders’ equity 31 49,670 48,599

Issued capital 32 11,164 10,747

Capital reserves 33 51,498 49,561

Retained earnings including carryforwards 34 (16,977) (19,748)

Other comprehensive income 35 (2,275) (1,055)

Net profit 3,165 5,589

Treasury shares 36 (5) (6)

Equity attributable to equity holders of the parent 46,570 45,088

Minority interests 37 3,100 3,511

Total liabilities and shareholders’ equity 130,160 128,468

millions of €

Note

Dec. 31, 2006

Dec. 31, 2005 *

Assets

Current assets

15,951

16,668

Cash and cash equivalents

17

2,765

4,975

Trade and other receivables

18

7,753

7,512

Current recoverable income taxes

10

643

613

Other financial assets

24

1,825

1,362

Inventories

19

1,129

1,097

Non-current assets held for sale

20

907

0

Other assets

929

1,109

Non-current assets

114,209

111,800

Intangible assets

21

58,014

52,675

Property, plant and equipment

22

45,869

47,806

Investments accounted for using the equity method

23

189

1,825

Other financial assets

24

657

779

Deferred tax assets

10

8,952

8,140

Other assets

528

575

Total assets

130,160

128,468

Liabilities and shareholders’ equity

Current liabilities

22,088

24,958

Financial liabilities

25

7,683

10,374

Trade and other payables

26

7,160

6,902

Income tax liabilities

10

536

1,358

Other provisions

30

3,093

3,621

Other liabilities

28

3,616

2,703

Non-current liabilities

58,402

54,911

Financial liabilities

25

38,799

36,347

Provisions for pensions and other employee benefits

29

6,167

6,167

Other provisions

30

3,174

2,036

Deferred tax liabilities

10

8,083

8,331

Other liabilities

28

2,179

2,030

Liabilities

80,490

79,869

Shareholders’ equity

31

49,670

48,599

Issued capital

32

11,164

10,747

Capital reserves

33

51,498

49,561

Retained earnings including carryforwards

34

(16,977)

(19,748)

Other comprehensive income

35

(2,275)

(1,055)

Net profit

3,165

5,589

Treasury shares

36

(5)

(6)

Equity attributable to equity holders of the parent

46,570

45,088

Minority interests

37

3,100

3,511

Total liabilities and shareholders’ equity

130,160

128,468

* Impact from the adoption of IAS 19.93A: The allocation of actuarial gains and losses results in an increase in provisions for pensions of EUR 1,571 million.

The corresponding taxes amount to EUR 588 million, resulting in a reduction in shareholders’ equity of EUR 983 million. Please refer to explanations under Note 29.

Consolidated cash flow statement.

millions of €

Note

2006

2005*

2004*

38

Profit after income taxes

3,574

6,021

2,018

Depreciation, amortization and impairment losses

11,034

12,497

13,127

Income tax expense (benefit)

(970)

198

1,552

Interest income and interest expenses

2,540

2,401

3,280

(Gain) loss from the disposal of non-current assets

(273)

(1,058)

(1,306)

Share of (profit) loss of associates and joint ventures accounted for using the equity method

(24)

(152)

27

Other non-cash transactions

96

(111)

845

Change in assets carried as working capital

(49)

(360)

523

Change in provisions

1,893

(237)

603

Change in other liabilities carried as working capital

354

(130)

(337)

Income taxes received (paid)

(1,248)

(1,200)

48

Dividends received

27

60

82

Cash generated from operations

16,954

17,929

20,462

Interest paid

(4,081)

(4,017)

(4,986)

Interest received

1,322

1,086

1,244

Net cash from operating activities

14,195

14,998

16,720

Cash outflows for investments in

– Intangible assets

(4,628)

(1,868)

(1,044)

– Property, plant and equipment

(7,178)

(7,401)

(5,366)

– Non-current financial assets

(624)

(604)

(870)

– Investments in fully consolidated subsidiaries

(2,265)

(2,051)

(483)

Proceeds from disposal of

– Intangible assets

35

33

7

– Property, plant and equipment

532

333

550

– Non-current financial assets

249

1,648

2,140

– Investments in fully consolidated subsidiaries

(21)

0

1

Net change in short-term investments and marketable securities

(321)

(148)

564

Other

(57)

0

0

Net cash used in investing activities

(14,278)

(10,058)

(4,501)

Proceeds from issue of current financial liabilities

3,817

5,304

703

Repayment of current financial liabilities

(9,163)

(14,747)

(13,798)

Proceeds from issue of non-current financial liabilities

7,871

4,944

1,322

Repayment of non-current financial liabilities

(492)

(443)

(481)

Dividend payments

(3,182)

(2,931)

(404)

Proceeds from the exercise of stock options

16

34

21

Share buy-back

(709)

0

0

Repayment of lease liabilities

(219)

(200)

(244)

Net cash used in financing activities

(2,061)

(8,039)

(12,881)

Effect of exchange rate changes on cash and cash equivalents

(66)

69

(17)

Net decrease in cash and cash equivalents

(2,210)

(3,030)

(679)

Cash and cash equivalents, at the beginning of the year

4,975

8,005

8,684

Cash and cash equivalents, at the end of the year

2,765

4,975

8,005

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Statement of recognized income and expense.

millions of €

2006

2005

2004

Fair value measurement of available-for-sale securities

– Change in other comprehensive income (not recognized in income statement)

3

126

855

– Recognition of other comprehensive income in income statement

(1)

(984)

(257)

Fair value measurement of hedging instruments

– Change in other comprehensive income (not recognized in income statement)

385

(537)

304

– Recognition of other comprehensive income in income statement

(8)

(28)

1

Revaluation due to business combinations

395

(9)

124

Exchange differences on translation of foreign subsidiaries

(1,747)

2,878

(480)

Other income and expense recognized directly in equity

80

9

0

Actuarial gains and losses from defined benefit plans and other employee benefits

314

(1,099)

(112)

Deferred taxes on items in other comprehensive income

(275)

624

(76)

Income and expense recognized directly in equity

(854)

980

359

Profit after income taxes

3,574

6,021

2,018

Recognized income and expense

2,720

7,001

2,377

Minority interests

517

480

575

Equity attributable to equity holders of the parent

2,203

6,521

1,802

Notes to the consolidated financial statements. Summary of accounting policies.

General information.

The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom) is one of the world’s leading service providers in the telecommunications and information technology sector. With its strategic business areas, Mobile Communications, Broadband/Fixed Network and Business Customers, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The Company’s registered office is in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The Declaration of Conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) was released and made available to shareholders.

In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). Deutsche Telekom therefore also prepares financial information in accordance with U.S. GAAP (Generally Accepted Accounting Principles) applicable at the reporting date. Differences between accounting and measurement principles applied in Deutsche Telekom’s consolidated financial statements under IFRS and those under U.S. GAAP are explained in the Annual Report on Form 20-F filed with the SEC.

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG, which have an unqualified audit opinion from Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, and Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/ Main, are published in the electronic Federal Gazette (Bundesanzeiger). This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom’s listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.deutschetelekom.com.

The consolidated financial statements of Deutsche Telekom for the 2006 financial year were released for publication by the Board of Management on February 13, 2007.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in § 315a (1) HGB (Handelsgesetzbuch – German Commercial Code). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. Therefore, the consolidated financial statements of Deutsche Telekom also comply with IFRS as published by the IASB. Therefore the term IFRS is used in the following.

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the statement of recognized income and expense include two comparative years.

Presentation in the balance sheet differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenues are compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom initially applied the following pronouncements by the IASB:

– IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Funds,”

– Amendments to IAS 39 “Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions,”

– Amendments to IAS 39 “Financial Instruments: Recognition and Measurement – The Fair Value Option,”

– Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts,” “Financial Guarantee Contracts,” and

– Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates.”

The initial application of those pronouncements did not have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In addition, Deutsche Telekom initially applied the amendments to International Accounting Standard (IAS) 19 “Employee Benefits.” The resulting effects are presented under “Change in accounting policies.”

Standards, interpretations and amendments issued, but not yet adopted.

In August 2005, the IASB issued an amendment to IAS 1 “Presentation of Financial Instruments – Capital Disclosures.” In January 2006, the European Union translated the amendments to IAS 1 into European law. The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. As the amendment to IAS 1 only affects disclosure requirements, it is not expected to have an impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2005, the International Financial Reporting Interpretation Committee (IFRIC) issued IFRIC 7 “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies.” In May 2006, the European Union translated IFRIC 7 into European law. IFRIC 7 clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages:

(a) Deferred tax items are remeasured in accordance with IAS 12 “Income Taxes” after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date.

(b) The deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2006, the IFRIC issued IFRIC 8 “Scope of IFRS 2.” In September 2006, the European Union translated IFRIC 8 into European law. The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The adoption of this interpretation is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2006, the IFRIC issued IFRIC 9 “Reassessment of Embedded Derivatives.” In September 2006, the European Union translated IFRIC 9 into European law. The interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 “Financial Instruments: Recognition and Measurement” and answers the question whether the assessment, if an embedded derivative has to be accounted for separately from the host contract, is required upon closing of the contract or on an ongoing basis. According to IFRIC 9 a reassessment is prohibited unless the cash flows resulting from the contract are changed significantly by a change of the contract. In this case, a reassessment is required. The provisions of IFRIC 9 are effective for annual periods beginning on or after June 1, 2006. The adoption of IFRIC 9 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In July 2006, the IFRIC issued IFRIC 10 “Interim Financial Reporting and Impairment.” IFRIC 10 has not been translated by the European Union into European law yet. The interpretation addresses the apparent conflict between the requirements of IAS 34 “Interim Financial Reporting” and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. According to IFRIC 10, any such impairment losses recognized in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The provisions of IFRIC 10 are effective for annual periods beginning on or after November 1, 2006. The adoption of IFRIC 10 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions.” IFRIC 11 has not been translated by the European Union into European law yet. The interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. The interpretation shall be applied for annual periods beginning on or after March 1, 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. The adoption of IFRIC 11 is not expected to have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

118

In November 2006, the IFRIC issued IFRIC 12 "Service Concession Rights." IFRIC 12 has not been translated by the European Union into European law yet. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services – such as roads, airports, prisons and energy and water supply and distribution facilities – to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial and an intangible asset is possible as well. The provisions of IFRIC 12 are effective for annual periods beginning on or after January 1, 2008. The adoption of IFRIC 12 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

In November 2006, the IASB issued IFRS 8 "Operating Segments." IFRS 8 has not been translated by the European Union into European law yet. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments (management approach). The standard requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about the revenues derived from its products or services (or groups of similar products and services), about the countries in which it earns revenues and holds assets, and about major customers, regardless of whether that information is used by management in making operating decisions. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The adoption of IFRS 8 is not expected to have a material impact on Deutsche Telekom's financial statements.

Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

The composition of the Deutsche Telekom Group changed as follows in the 2006 financial year:

	Domestic	International	Total
Consolidated subsidiaries (including special-purpose entities)			
January 1, 2006	69	281	350
Additions	7	42	49
Disposals (including mergers)	(5)	(119)	(124)
December 31, 2006	**71**	**204**	**275**
Associates accounted for using the equity method			
January 1, 2006	11	11	22
Additions	1	0	1
Disposals	(3)	(2)	(5)
December 31, 2006	**9**	**9**	**18**
Joint ventures accounted for using the equity method			
January 1, 2006	2	0	2
Additions	0	0	0
Disposals	0	0	0
December 31, 2006	**2**	**0**	**2**
Total			
January 1, 2006	82	292	374
Additions	8	42	50
Disposals (including mergers)	(8)	(121)	(129)
December 31, 12.2006	**82**	**213**	**295**

CONSOLIDATED FINANCIAL STATEMENTS
Notes
119

Business combinations.
2004:
On February 18, 2004, Deutsche Telekom acquired all shares in the **Scout24 group**, Baar/Switzerland, via its subsidiary T-Online International AG. The purchase price of EUR 0.2 billion was paid in cash and included the assumption of a shareholder loan amounting to EUR 37 million. The Scout24 group is primarily active in the market for Internet marketplaces, such as AutoScout24 or ImmobilienScout24. The business combination resulted in goodwill of EUR 96 million.

Pursuant to a purchase agreement dated December 23, 2004, Slovak Telekom – a 51 percent subsidiary of Deutsche Telekom – acquired the remaining 49 percent of the shares in the Slovak mobile communications operator **EuroTel** Bratislava (renamed T-Mobile Slovensko in May 2005) for a price of EUR 0.3 billion. The business combination resulted in goodwill of EUR 59 million.

The fair values at the acquisition date of the assets, liabilities and contingent liabilities relating to the aforementioned business combinations and the carrying amounts immediately prior to the business combination are shown in the table below:

millions of €	Scout24 group		T-Mobile Slovensko	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**129**	**45**	**672**	**370**
Current assets	**16**	**16**	**74**	**74**
Cash and cash equivalents	4	4	22	22
Other assets	12	12	52	52
Non-current assets	**113**	**29**	**598**	**296**
Intangible assets	66	2	410	89
Property, plant and equipment	2	2	179	203
Investments accounted for using the equity method	21	1	0	0
Other assets	24	24	9	4
Liabilities	**86**	**63**	**251**	**187**
Current liabilities	**63**	**63**	**67**	**67**
Financial liabilities	36	36	2	2
Trade and other payables	5	5	36	36
Other liabilities	22	22	29	29
Non-current liabilities	**23**	**0**	**184**	**120**
Financial liabilities	0	0	100	97
Other liabilities	23	0	84	23

120

2005:

As part of a public tender offer, Deutsche Telekom purchased approximately 16 percent of the outstanding shares in T-Online International AG for a total price of EUR 1.8 billion. This share acquisition was part of the planned merger of T-Online into Deutsche Telekom AG. These transactions in February and March 2005 led to an increase in goodwill of EUR 0.8 billion.

Magyar Telekom, Deutsche Telekom's Hungarian subsidiary, acquired an equity interest of approximately 76.5 percent in the **Telekom Montenegro group** for EUR 0.15 billion in March and May 2005. The purchase price was paid in cash. In addition to traditional fixed-network services, the Telekom Montenegro group not only offers mobile communications services, but also operates as an Internet service provider. The business combination resulted in goodwill of EUR 25 million. Telekom Montenegro was included in Deutsche Telekom's consolidated financial statements as of March 31, 2005 for the first time.

millions of €	Telekom Montenegro group	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**201**	**181**
Current assets	**35**	**35**
Cash and cash equivalents	7	7
Other assets	28	28
Non-current assets	**166**	**146**
Intangible assets	40	19
Property, plant and equipment	114	122
Other assets	12	5
Liabilities	**41**	**44**
Current liabilities	**28**	**34**
Financial liabilities	10	15
Trade and other payables	6	6
Other liabilities	12	13
Non-current liabilities	**13**	**10**
Financial liabilities	3	3
Other liabilities	10	7

T-Online International AG fully acquired the cable network operator **Albura Telecomunicaciones** at June 30, 2005. This share was purchased for EUR 36 million. The business combination resulted in negative goodwill of EUR 4 million, which was recognized as income in profit or loss. The fair values of the assets acquired amounted to less than EUR 0.1 billion.

2006:

Effective March 31, 2006, T-Systems acquired the IT service provider **gedas** from Volkswagen AG for a purchase price of EUR 0.3 billion. The purchase price was paid in cash.

The information technology service provider gedas advises companies in the automotive and manufacturing industries on the development, systems integration, and operation of IT solutions. The technological expertise acquired in the company's core market and the understanding of business processes in the automotive sector benefit numerous customers in other sectors and public administrations. The IT service provider has developed a comprehensive thinking and working principle of its own – "Intelligent Transformation" – consisting of three elements: technological benefit, integrated view and creating an appropriate interface between people and technology. Based in Berlin, the company has more than 50 sites in 13 countries around the world.

The business combination resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group.

The gedas group was included in Deutsche Telekom's consolidated financial statements as of March 31, 2006 for the first time. The gedas group has contributed a total of EUR 495 million to the Group's net revenue since the acquisition date. Net profit for the reporting period includes a net loss at the gedas group since the acquisition date in the amount of EUR 15 million. Assuming that the business combination had taken place at the beginning of the financial year, its revenue contribution would have been EUR 639 million and the loss of the gedas group would have risen to EUR 26 million.

millions of €	gedas group	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**434**	**341**
Current assets	**231**	**231**
Cash and cash equivalents	41	41
Other assets	190	190
Non-current assets	**203**	**110**
Intangible assets	112	20
Property, plant and equipment	73	73
Other assets	18	17
Liabilities	**341**	**308**
Current liabilities	**298**	**293**
Financial liabilities	119	119
Trade and other payables	69	69
Other liabilities	110	105
Non-current liabilities	**43**	**15**
Financial liabilities	6	6
Other liabilities	37	9

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Effective April 28, 2006, Deutsche Telekom – through the Group company T-Mobile Austria – acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily operates in the area of UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. The business combination resulted in goodwill of EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

– A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible assets since the recognition criteria were not fulfilled.

– Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generates a portion of its revenues with a limited number of fixed-network customers. However, since this activity is not consistent with the strategic objectives of T-Mobile Austria, preparations are already underway to sell the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group are required to be sold to competitors. The assets expected to be disposed of in the near future are classified as held for sale.

tele.ring was included in Deutsche Telekom’s consolidated financial statements as of May 1, 2006 for the first time. The revenue generated by tele.ring since the acquisition date is EUR 296 million. If the business combination had already taken place effective January 1, 2006, net revenue would have been EUR 158 million higher. Net profit for the reporting period includes a net loss at tele.ring in the amount of EUR 117 million. The net profit would have been EUR 23 million lower – the amount of the net loss of tele.ring – had the business combination been executed effective January 1, 2006.

millions of €

tele.ring group

Fair value at the acquisition date

Carrying amounts immediately prior to the business combination

Assets

785

666

Current assets

199

119

Cash and cash equivalents

23

23

Assets held for sale

85

0

Other assets

91

96

Non-current assets

586

547

Intangible assets

461

230

Property, plant and equipment

118

304

Other assets

7

13

Liabilities

138

145

Current liabilities

106

99

Financial liabilities

17

17

Trade and other payables

47

47

Other liabilities

42

35

Non-current liabilities

32

46

Financial liabilities

0

0

Other liabilities

32

46

The deferred tax effects of tax loss carryforwards of EUR 0.9 billion have not been included, as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

The merger of T-Online International AG into Deutsche Telekom AG was entered into the commercial register on June 6, 2006. The merger of T-Online International AG into Deutsche Telekom AG has now taken effect. In connection with the merger, Deutsche Telekom acquired 9.86 percent of the remaining shares in T-Online by issuing 62.7 million new Deutsche Telekom shares. This transaction generated goodwill of EUR 0.2 billion.

122

In the third quarter of 2006, Deutsche Telekom bought back 62.7 million Deutsche Telekom shares for a purchase price of EUR 0.7 billion and subsequently retired them. This corresponds to the number of shares newly issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The buy-back program was implemented solely for the purpose of reducing the share capital of Deutsche Telekom AG so that the merger with T-Online International AG does not lead to a permanent increase in the number of Deutsche Telekom AG shares.

By acquiring a further 48.0 percent of the voting rights in **Polska Telefonia Cyfrowa Sp.z o.o., Warsaw/Poland (PTC)** (via T-Mobile Deutschland GmbH, Bonn), Deutsche Telekom obtained control of the entity as of October 26, 2006. PTC provides mobile communications products and services based on GSM and UMTS technology.

For reasons of simplicity, PTC was not fully consolidated until November 1, 2006. Due to the existence of a significant influence on the company, PTC was included as an associate in the consolidated financial statements of Deutsche Telekom until October 31, 2006. The carrying amount of the investment in PTC amounted to EUR 1.8 billion as of October 31, 2006. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the 48.0 percent stake is treated as a business combination achieved in stages according to IFRS 3.

Since Deutsche Telekom obtained control of the entity upon acquisition of the remaining 48.0 percent of the shares in PTC, PTC's assets and liabilities were included in the consolidated financial statements of Deutsche Telekom at fair value effective November 1, 2006. The voting rights were acquired by means of exercising a call option. Payments of EUR 0.6 billion have been made to date as consideration for the additional 48.0 percent of the shares in PTC. Further payments will be made depending on future events. A subsequent adjustment of the purchase price as a result of the judicial determination of the final purchase price would have an impact on goodwill. Cash and cash equivalents in the amount of EUR 0.2 billion were acquired in conjunction with the purchase of the PTC.

Including EUR 7 million in costs directly attributable to the business combination incurred for business and legal advisory services, the costs for the acquisition of the 48.0 percent of the shares amount to EUR 1.6 billion. The business combination resulted in total goodwill of EUR 1.7 billion. Goodwill is mainly attributable to cost savings expected from synergy effects.

The fair values of PTC's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €	Polska Telefonia Cyfrowa (PTC)	
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Assets	**3,194**	**1,900**
Current assets	**558**	**558**
Cash and cash equivalents	185	185
Assets held for sale	2	2
Other assets	371	371
Non-current assets	**2,636**	**1,342**
Intangible assets	1,963	634
Property, plant and equipment	634	706
Other assets	39	2
Liabilities	**1,044**	**666**
Current liabilities	**432**	**421**
Financial liabilities	127	120
Trade and other payables	28	28
Other liabilities	277	273
Non-current liabilities	**612**	**245**
Financial liabilities	262	159
Other liabilities	350	86

The change in hidden reserves relating to the existing interest (49.0 percent) resulting from the complete revaluation of PTC's assets and liabilities is recognized in the revaluation reserve. The revaluation reserve results from the change in hidden reserves of approximately EUR 0.4 billion compared with prior business combinations. The proportion of share capital attributable to third parties upon realization of hidden reserves amounts to approximately EUR 65 million.

The revenue generated by PTC since the acquisition date is EUR 299 million. If the business combination had taken place on January 1, 2006, the Group's net revenue would have been around EUR 1,523 million higher than the level of net revenue actually generated. Net profit for the current period includes a net loss at PTC in the amount of EUR 116 million. The net profit would have been approximately EUR 380 million lower – the amount of the net loss of PTC – had the business combination been executed effective January 1, 2006.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Pro forma information.

The following pro forma information shows the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in 2004 through 2006, as if they had been included in the consolidated financial statements from the beginning of the financial year in which they were acquired.

millions of €

2006

2005

2004

Net revenue

Reported

61,347

59,604

57,353

Pro forma

63,172

59,627

57,671

Net profit

Reported

3,165

5,589*

1,594*

Pro forma

2,751

5,589*

1,640*

Earnings per share/ADS (€)

Reported

0.74

1.31*

0.39*

Pro forma

0.64

1.31*

0.40 *

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Principal subsidiaries.

The principal subsidiaries whose revenues, together with Deutsche Telekom AG, account for more than 90 percent of the Group’s revenue are:

Name and registered office

Deutsche Telekom share in % Dec. 31, 2006

Net revenue millions of € 2006

Employees annual average 2006

T-Mobile Deutschland GmbH, Bonn b

100.00

8,215

7,109

T-Mobile Holding Ltd., Hatfield, United Kingdom a, c

100.00

4,494

5,863

T-Mobile Austria Holding GmbH, Vienna, Austria a, d

100.00

1,149

1,760

T-Mobile USA Inc., Bellevue, Washington, United States a, c

100.00

13,628

28,778

T-Mobile Czech Republic a.s., Prague, Czech Republic e

60.77

1,043

2,532

T-Mobile Netherlands Holding B.V., Den Haag, Netherlands a, c

100.00

1,138

1,404

T-Systems Enterprise Services GmbH, Frankfurt/Main a

100.00

5,648

19,069

T-Systems GEI GmbH, Aachen f

100.00

477

3,361

GMG Generalmietgesellschaft mbH, Münster

100.00

1,719

0

DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster

100.00

949

6,851

T-Systems Business Services GmbH, Bonn a

100.00

5,911

14,869

Magyar Telekom Rt., Budapest, Hungary a, g

59.21

2,540

11,987

Slovak Telekom a.s., Bratislava, Slovakia a

51.00

818

6,739

HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia a

51.00

1,173

7,534

a Consolidated subgroup financial statements.

b Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG’s indirect share: 100%).

c Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).

d Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).

e Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG’s indirect share: 100%).

f Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).

g Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

In accordance with § 313 HGB, the full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

124

Consolidation methods.
Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, in accordance with the treatment of the corresponding assets and liabilities.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Income and expenses of a subsidiary are included in the consolidated financial statements from the acquisition date. Income and expenses of a subsidiary are included in the consolidated financial statements until the date on which the parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and its carrying amount, including the cumulative amount of any exchange differences that relate to the subsidiary recognized in equity, is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary. Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled by Deutsche Telekom.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer's interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest.

Currency translation.
Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

The assets and liabilities of Group entities whose functional currency is not the euro are translated into euros from the local currency using the middle rates at the balance sheet date. The middle rates are the average of the bid and ask rates at closing on the respective dates. The income statements and corresponding profit or loss of foreign-currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

The exchange rates of certain significant currencies changed as follows:

€	Annual average rate			Rate at balance sheet date	
	2006	2005	2004	Dec. 31, 2006	Dec. 31, 2005
100 Czech korunas (CZK)	3.52842	3.35741	3.13631	3.63768	3.44983
1 Pound sterling (GBP)	1.46671	1.46209	1.47305	1.48966	1.45541
100 Croatian kunas (HRK)	13.65320	13.51280	13.33720	13.60670	13.56480
1,000 Hungarian forints (HUF)	3.78398	4.03201	3.97687	3.97329	3.95594
100 Polish zlotys (PLN)	25.66560	24.86080	22.10010	26.08550	25.90210
100 Macedonian denars (MKD)	1.62490	1.65696	1.61304	1.62607	1.64052
100 Slovak korunas (SKK)	2.68559	2.59153	2.49843	2.89755	2.63992
1 U.S. dollar (USD)	0.79626	0.80325	0.80386	0.75851	0.84496

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Accounting policies.

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use, is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply. The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The remaining useful lives of the Company’s mobile communications licenses are as follows:

Mobile communications licenses:

Years

FCC licenses

Indefinite

UMTS licenses

8 to 18

GSM licenses

2 to 18

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations.

These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. The planning horizon reflects the assumptions for short to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rate. Cash flow calculations are supported by external sources of information.

Property, plant and equipment is carried at cost less straight-line depreciation and impairment losses. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. In addition to the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal the carrying amount of the item is derecognized. The gain or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized.

The useful lives of material asset categories are as follows:

Years

Buildings

25 to 50

Telephone facilities and terminal equipment

3 to 10

Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks

2 to 12

Broadband distribution networks,outside plant networks and cable conduit lines

8 to 35

Other equipment, operating and office equipment

2 to 23

Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

The recoverable amount of the cash-generating units is generally determined using discounted cash flow calculations. Cash flows are projected over the estimated useful life of the asset or cash-generating unit. The discount rate used reflects the risk specific to the asset or cash-generating unit. The cash flows used reflect management assumptions and are supported by external sources of information.

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which the substantial risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized in the balance sheet by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the balance sheet. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and financial income. The lease receivable is reduced using the effective interest method and the carrying amount adjusted accordingly.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

Non-current assets held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as “non-current assets held for sale.” Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Borrowing costs are not capitalized. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the loss on the sale of handset is recognized at the time of the sale.

Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. For discounting the present value of benefits, taking into account future salary increases (defined benefit obligation), a rate of 4.45 percent as of December 31, 2006 was used. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The effects of the change in the accounting for actuarial gains and losses in comparison to 2005 are presented under “Change in accounting policies.” The return on plan assets is also classified in interest income. Service costs are classified as operating expenses. The amounts payable under defined contribution plans are expensed when the contributions are due and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight line basis over the average remaining vesting period.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred and classified as operating expenses.

Part-time working arrangements for employees approaching retirement are based on the block model of the partial retirement arrangement (Alters-teilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the term of the arrangement. The cumulative outstanding settlement amount is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for the part-time service (including the employer’s social security contributions, but excluding top-up payments). The second type of obligation relates to the employer’s obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to grant those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to accept the offer. Where termination benefits fall due more than 12 months after the balance sheet date, the expected amount to be paid is discounted to the balance sheet date.

Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to expected losses from executory contracts.

Contingencies (contingent liabilities and assets) are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation can not be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent assets are not recognized. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis.

Financial assets are measured at fair value on initial recognition. For all financial assets not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account. The fair values recognized in the balance sheet generally correspond to the market prices of the financial assets. If these are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

Cash and cash equivalents, which include cash accounts and short-term cash deposits at banks, have maturities of up to three months when initially recognized and are measured at amortized cost.

Trade and other current receivables are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if necessary. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of business areas and regional circumstances, this decision is the responsibility of the portfolio managers in question.

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as “held for trading.” Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be “held-to-maturity” with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as “available-for-sale” and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is permanent or significant, or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

The carrying amounts of the financial assets that are not measured at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of impairment (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on unquoted equity instruments that are classified as “available-for-sale” and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment’s special risk position.

Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

Trade payables and other non-derivative financial liabilities are generally measured at amortized cost using the effective interest method.

The Group has not yet made use of the option to designate financial liabilities upon initial recognition as financial liabilities at fair value through profit or loss.

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as “held for trading” and reported at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

Deutsche Telekom uses derivatives to hedge interest rate and currency risks resulting from its operating, financing, and investing activities.

The Company does not hold or issue derivatives for speculative trading purposes.

Derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value must be calculated using standard financial valuation models.

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the “clean price” and the “dirty price.” In contrast to the clean price, the dirty price also includes the interest accrued. The fair values recognized correspond to the full fair value or the dirty price.

Recording the changes in the fair values – in either the income statement or directly in equity – depends on whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If no hedge accounting is employed, the changes in the fair values of the derivatives must be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

Deutsche Telekom applies hedge accounting in accordance with IAS 39 to hedge balance sheet items and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

Fair value hedges are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is recognized in profit or loss. In the case of currency risks, the change in the fair value resulting from spot rate changes is designated as the hedged risk. The interest component is separated from the hedge in accordance with IAS 39.74 (b). If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

If hedges of a net investment in a foreign operation are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign-currency translation of the hedged investment, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. The cumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets/liabilities or (firmly agreed) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign-currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the balance sheet date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques, such as the Black-Scholes model or the Monte Carlo model.

Revenues contain all revenues from the ordinary business activities of

Deutsche Telekom. Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Customer activation fees are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Activation costs and costs of acquiring customers are deferred, up to the amount of deferred customer activation fees, and recognized over the average customer retention period. For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately. Deutsche Telekom has adopted the framework of the Emerging Issues Task Force Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21) in order to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires in principle that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). If the fair value of the delivered elements can not be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the relationship of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the balance sheet item “trade and other receivables.” Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

Revenue in Deutsche Telekom’s strategic business areas is recognized as follows:

Mobile Communications.

Mobile Communications revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Broadband/Fixed Network.

The Broadband/Fixed Network strategic business area provides its customers with narrow and broadband access to the fixed network as well as Internet access. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. The Broadband/Fixed Network strategic business area also conducts business with national and international network operators and with resellers (wholesale including resale). Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue. Revenues from customer activation fees are expensed over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Business Customers. Business Services.

Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 “Determining whether an Arrangement contains a Lease” and IAS 17 “Leases.” Revenues from Hosting & ASP Services and Broadcast Services are recognized as the services are provided.

Enterprise Services.

Enterprise Services derives revenues from Computing and Desktop Services, Systems Integration and Telecommunications Services. Revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.

The terms of contracts awarded by Enterprise Services generally range from less than one year up to ten years.

Revenue from Computing and Desktop Services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized at the contractual hourly rates as labor hours are delivered and direct expenses are incurred.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenue from rentals and leases is recognized on a straight-line basis over the rental period.

Revenue from systems integration contracts requiring the delivery of customized products is generally recognized by reference to the stage of completion, as determined by the relationship of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.

Revenue for Telecommunication Services rendered by Enterprise Services is recognized in accordance with the methods described under Business Services.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. When an arrangement contains multiple elements, such as hardware and software products, licenses and/ or services, revenue is allocated to each element based on its relative fair value. Elements qualify for separation when the products or services have value on a stand-alone basis, fair value of the separate elements exists, and in arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in Enterprise Services’ control. Fair value is generally based on vendor specific objective evidence (VSOE), the prices charged when each element is sold separately. Fair value for software is determined based on VSOE or, in the absence of VSOE for all the elements, the residual method. In the absence of fair value for a delivered element, Enterprise Services first allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, revenue is deferred for the delivered elements until the elements are delivered. The amount of revenue recognized for delivered elements is limited to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges. Separate contracts with the same entity or related parties, that are entered into at or near the same time, and that are interrelated or interdependent are evaluated as a single arrangement in considering whether there are one or more units of accounting. Revenues are recognized in accordance with the accounting policies for separate elements as described above.

Income taxes include current income taxes payable as well as deferred taxes. Tax liabilities mainly comprise liabilities for domestic and foreign income taxes. They include liabilities for the current period as well as for prior periods. The liabilities are measured based on the applicable tax law in the countries Deutsche Telekom operates in and include all facts the Company is aware of.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

Change in accounting policies.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards. Deutsche Telekom adjusted comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied. Deutsche Telekom believes that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. This change in accounting policy results in an increase of the liability for the pension liability in the amount of the unrecognized actuarial gains and losses in the balance sheet. Compared to the previous accounting policy profit increases by the amount of the amortization of unrecognized actuarial losses (see Note 29).

Measurement uncertainties.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

Measurement of property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, in particular in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of the mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write-down these investments to their fair values, which could adversely affect future operating results.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include ARPU, subscriber acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded in accordance with IFRS when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involves judgment and relies heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction be recognized in profit or loss.

Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuation, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost, because the amount of funded plan assets is small in relation to the outstanding pension obligations. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

Deutsche Telekom is obligated, under the German Federal Posts and

Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. In the past, Deutsche Telekom recognized provisions in the amount of the actuarially determined present value of Deutsche Telekom’s share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

Deutsche Telekom exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

Revenue recognition. Customer activation fees.

T-Com and T-Mobile receive installation and activation fees from new customers. These fees (and related costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts.

T-Systems conducts a portion of its business under long-term contracts with customers. Deutsche Telekom accounts for certain long-term service contracts using the percentage-of-completion method, recognizing revenue as performance of a contract progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements.

The framework of the Emerging Issues Task Force Issue No. 00-21 was adopted to account for multiple-element arrangements in accordance with IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). The determination of fair values is complex, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, affecting future operating results.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
137

Notes to the consolidated income statement.

1 Net revenue.

Net revenue breaks down into the following revenue categories:

millions of €	2006	2005	2004
Revenue from the rendering of services	57,730	55,942	53,451
Revenue from the sale of goods and merchandise	3,240	3,345	3,535
Revenue from the use of entity assets by others	377	317	367
	61,347	59,604	57,353

The main contributor to net revenue – and also to revenue growth – was once again the Mobile Communications strategic business area, accounting for revenue of EUR 31.3 billion compared to EUR 28.5 billion in the previous year. By contrast, the Broadband/Fixed Network strategic business area recorded a decline in revenue of 5.0 percent. In the Business Customers strategic business area, revenue remained at the same level as in the previous year.

This continued growth course was aided by consolidation effects in the amount of EUR 1.2 billion (in particular gedas, PTC and tele.ring) and by the reversal of deferred revenue recognition, relating to changed customer retention periods at Broadband/Fixed Network amounting to EUR 0.2 billion. On the other hand, there were negative exchange rate effects totaling EUR 0.2 billion, in particular from the translation of U.S. dollars (USD) to euros.

2 Cost of sales.

The cost of sales increased by EUR 2.9 billion in 2006 to EUR 34.8 billion (2005: EUR 31.9 billion; 2004: EUR 31.5 billion).

In addition to higher expenditure in connection with staff-related measures, the increase in the cost of sales was due primarily to customer growth in the Mobile Communications strategic business area.

3 Selling expenses.

In addition to higher expenditure for staff-related measures, the increase in selling expenses of EUR 1.7 billion to EUR 16.4 billion (2005: EUR 14.7 billion; 2004: EUR 12.9 billion) is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas, which increased mainly as a result of customer growth at T-Mobile USA and intensified advertising, for example, for new calling plans and major sports events.

4 General and administrative expenses.

General and administrative expenses increased by EUR 1.1 billion year-on-year to EUR 5.3 billion in 2006 (2005: EUR 4.2 billion; 2004: EUR 4.5 billion), with Group Headquarters & Shared Services and Mobile Communications registering the strongest increase. Overall, this increase is primarily due to higher expenses in connection with staff-related measures.

5 Other operating income.

millions of €	2006	2005	2004
Income from reimbursements	250	260	372
Income from disposal of non-current assets	227	141	182
Income from insurance compensation	45	84	52
Income from reversal of provisions	38	978	144
Miscellaneous other operating income	697	945	968
	1,257	2,408	1,718

Other operating income decreased to EUR 1.3 billion in the 2006 financial year, mainly due to lower income from the reversal of provisions. In the previous year, other operating income had benefited from the reversal of provisions in connection with the new arrangements for the financing of the Civil Service Health Insurance Fund. The financing of the Civil Service Health Insurance Fund, which has been closed to new members since January 1, 1995, was changed by the amendment to the Federal Posts and Telecommunications Agency Act effective from December 1, 2005. As part of this change, the successor companies of the former Deutsche Bundespost set up a top-up fund in the amount of EUR 525 million to cover the costs of the closure. Assuming the payments to be made by the Civil Service Health Insurance Fund will rise while there is a cap on the insurance premiums, Deutsche Telekom is faced with a liability risk. A provision in the amount of approximately EUR 0.3 billion – based on an actuarial report – was recognized in response to this risk in 2005. Excess provisions of around EUR 0.8 billion were reversed in 2005.

Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

138

6 Other operating expenses.

millions of €	2006	2005	2004
Loss on disposal of non-current assets	155	143	127
Additions to provisions	40	77	123
Goodwill impairment losses	10	1,920	2,434
Miscellaneous other operating expenses	683	1,495	1,232
	888	3,635	3,916

The reduction in other operating expenses is mainly attributable to a decrease in goodwill impairment losses and miscellaneous other operating expenses. In the prior year, goodwill impairment losses recognized as expenses totaled EUR 1.9 billion (T-Mobile UK).

Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are not material.

7 Finance costs.

millions of €	2006	2005	2004
Interest income	297	398	377
Interest expense	(2,837)	(2,799)	(3,657)
	(2,540)	(2,401)	(3,280)
Of which: from financial instruments relating to categories in accordance with IAS 39:			
Loans and receivables	202	220	178
Held-to-maturity investments	14	3	13
Available-for-sale financial assets	27	36	57
Financial liabilities measured at amortized cost *	(2,636)	(2,510)	(3,402)

* Interest expense calculated using the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities carried at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2006: interest income of EUR 29 million, interest expense of EUR 13 million; 2005: interest income of EUR 120 million, interest expense of EUR 35 million).

The year-on-year increase in finance costs in 2006 was primarily due to a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of Deutsche Telekom's credit rating by rating agencies in the second quarter of 2005.

Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

8 Share of profit/loss of associates and joint ventures accounted for using the equity method.

millions of €	2006	2005	2004
Share of loss of joint ventures	(89)	(1)	(370)
Share of profit of associates	113	215	1,315
	24	214	945

The share of profit/loss of associates and joint ventures accounted for using the equity method decreased year-on-year. A one-time effect from the sale of the comdirect bank shares (EUR 0.1 billion) was recorded here in 2005. In 2006, the profit generated by PTC was only included under this item until the end of October. PTC has been fully consolidated since November 2006.

9 Other financial income/expense.

millions of €	2006	2005	2004
Income from investments	6	32	10
Gain (loss) from financial instruments	136	1,090	(87)
Interest component from measurement of provisions and liabilities*	(309)	(338)	(283)
	(167)	784	(360)

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

All income components including interest income and expense from financial instruments classified as "held for trading" in accordance with IAS 39 are reported under other financial income/expense.

Other financial income/expense decreased in comparison with the previous year. In the 2005 financial year, the gain from financial instruments included profit of EUR 1.0 billion on the sale of the remaining shares in MTS. In the reporting year, this item included the proceeds from the sale of Celcom in 2003, which were not received until the first quarter of 2006, (EUR 196 million).

CONSOLIDATED FINANCIAL STATEMENTS
Notes
139

10 Income taxes.

Income taxes in the consolidated income statement.
Income taxes are broken down into current income taxes paid or payable in the individual countries, as well as deferred taxes.

The following table provides a breakdown of profit/loss before income taxes:

millions of €	2006	2005*	2004*
Germany	2,170	5,153	4,944
International	434	1,066	(1,374)
	2,604	6,219	3,570

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

The following table provides a breakdown of income taxes for Germany and International:

millions of €	2006	2005*	2004*
Current taxes	**249**	**1,203**	**1,257**
Germany	(54)	916	1,069
International	303	287	188
Deferred taxes	**(1,219)**	**(1,005)**	**295**
Germany	(666)	1,027	708
International	(553)	(2,032)	(413)
	(970)	198	1,552

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Deutsche Telekom's combined income tax rate for 2006 amounts to 39.0 percent, comprising corporate income tax at a rate of 25.0 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at the average national multiplier of 414 percent. The combined corporate income tax for 2004 and 2005 also amounted to 39.0 percent.

Reconciliation of the effective tax rate.
Income tax benefits of EUR 970 million in the reporting year (2005: income tax expense of EUR 198 million; 2004: income tax expense of EUR 1,552 million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

millions of €	2006	2005*	2004*
Profit before income taxes	**2,604**	**6,219**	**3,570**
Expected income tax expense (applicable income tax rate of Deutsche Telekom AG: 2006: 39.0%; 2005: 39.0%; 2004: 39.0%)	1,016	2,425	1,392
Adjustments to expected tax expense			
Effect of changes in statutory tax rates	(8)	(5)	6
Tax effects from prior years	(517)	148	(15)
Non-deductible foreign withholding taxes	7	4	29
Non-taxable income	(151)	(503)	(130)
Tax effects from equity investments	(60)	(49)	(369)
Non-deductible expenses	78	100	91
Permanent differences	(270)	(18)	(283)
Impairment of goodwill or negative excess from capital consolidation	4	749	949
Tax effects from loss carryforwards	(975)	(2,585)	(274)
Tax effects from additions to and reductions of trade tax	109	103	262
Amount of taxes after adjustment to different foreign tax rates	(190)	(212)	(151)
Other tax rate effects	(13)	41	45
Income tax expense according to the consolidated income statement	**(970)**	**198**	**1,552**
Effective income tax rate (%)	(37)	3	43

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

140

Current income taxes in the consolidated income statement.
The following table provides a breakdown of current income taxes:

millions of €	2006	2005*	2004*
Current income taxes	**249**	**1,203**	**1,257**
Of which:			
Current tax expense	841	1,111	1,165
Prior-period tax expense (income)	(592)	92	92

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

A corporate income tax credit in the amount of EUR 12 million continues to be available. This is due to prior-year retained earnings being taxed at a higher corporate income tax rate.

Deferred taxes in the consolidated income statement.
The following table shows the development of deferred taxes:

millions of €	2006	2005*	2004*
Deferred tax expense (income)	**(1,219)**	**(1,005)**	**295**
Of which on:			
Temporary differences	89	1,103	317
Loss carryforwards	(1,275)	(2,090)	(22)

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

A positive tax effect in the amount of EUR 8 million was recorded in 2006, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized (2005: EUR 306 million; 2004: EUR 5 million).

Impairments, reversals of prior impairments and the first-time recognition of deferred tax assets resulted in a positive tax effect in the amount of EUR 1.0 billion in 2006 (2005: EUR 2.3 billion; 2004: EUR 0.004 billion). In particular due to the continuing positive earnings trend, Deutsche Telekom determined in the third quarter of 2006, based on an assessment of all available evidence, that it had become probable that EUR 1.2 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to federal income tax net operating loss carryforwards was realizable in the near term. For purposes of this assessment, Deutsche Telekom reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write-off of deferred tax assets amounting to EUR 0.2 billion due to developments in current operating income at three foreign subsidiaries of Deutsche Telekom.

A comparable tax effect resulted in a very low tax expense at Deutsche Telekom in the prior year. Since profit before income taxes decreased significantly compared to the prior year, a negative tax expense, i.e., a tax benefit, was recorded in 2006.

The tax benefit is also due to the fact that Deutsche Telekom agreed in the second quarter of 2006 with the German tax authorities on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. This decreased income tax expense by approximately EUR 0.4 billion in the second quarter of 2006.

Current income taxes in the consolidated balance sheet:

millions of €	Dec. 31, 2006	Dec. 31, 2005
Recoverable taxes	643	613
Tax liabilities	536	1,358

Deferred taxes in the consolidated balance sheet:

millions of €	Dec. 31, 2006	Dec. 31, 2005*
Deferred tax assets	8,952	8,140
Deferred tax liabilities	(8,083)	(8,331)
	869	(191)
Of which: recognized in equity	(20)	255

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Development of deferred taxes:

millions of €	Dec. 31, 2006	Dec. 31, 2005*
Deferred taxes recognized in balance sheet	869	(191)
Difference	1,060	
Of which:		
Recognized in income statement	1,219	
Recognized in equity	(275)	
Acquisitions/disposals	(241)	
Currency translation adjustments	357	

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

millions of €

Dec. 31, 2006

Dec. 31, 2005 *

Deferred tax assets

Deferred tax liabilities

Deferred tax assets

Deferred tax liabilities

Current assets

608

(991)

612

(1,273)

Trade and other receivables

462

(531)

211

(544)

Other financial assets

114

(282)

360

(565)

Inventories

16

(10)

15

(32)

Other assets

16

(168)

26

(132)

Non-current assets

2,080

(9,290)

2,354

(9,410)

Intangible assets

1,072

(6,945)

1,408

(7,317)

Property, plant and equipment

548

(1,907)

509

(1,564)

Investments accounted for using the equity method

0

(12)

0

(56)

Other financial assets

315

(252)

340

(308)

Other assets

145

(174)

97

(165)

Current liabilities

971

(480)

1,387

(712)

Financial liabilities

81

(105)

124

(107)

Trade and other payables

436

(150)

705

(357)

Other provisions

301

(110)

471

(97)

Other liabilities

153

(115)

87

(151)

Non-current liabilities

3,608

(622)

3,387

(489)

Financial liabilities

1,355

(434)

1,441

(398)

Provisions for pensions and other employee benefits

682

(15)

799

(49)

Other provisions

914

(171)

388

(33)

Other liabilities

657

(2)

759

(9)

Tax credits

96

0

62

0

Loss carryforwards

6,581

0

6,461

0

Total

13,944

(11,383)

14,263

(11,884)

Of which: non-current

11,830

(9,912)

11,483

(8,642)

Netting

(3,300)

3,300

(3,553)

3,553

Allowance

(1,692)

0

(2,570)

0

Recognition

8,952

(8,083)

8,140

(8,331)

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

142

The allowances relate primarily to loss carryforwards.

The loss carryforwards are shown in the following table:

millions of €	Dec. 31, 2006	Dec. 31, 2005*
Loss carryforwards for corporate income tax purposes	**17,176**	**16,589**
Expiry within		
1 year	2	11
2 years	45	14
3 years	28	15
4 years	8	10
5 years	1,221	2
After 5 years	8,452	10,357
Unlimited carryforward period	7,420	6,180

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

millions of €	Dec. 31, 2006	Dec. 31, 2005*
Loss carryforwards for corporate income tax purposes	**5,017**	**7,204**
Expiry within		
1 year	1	0
2 years	11	5
3 years	5	9
4 years	3	4
5 years	1,026	2
After 5 years	120	4,264
Unlimited carryforward period	3,851	2,920
Temporary differences in corporate income tax	**148**	**68**

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 184 million (December 31, 2005: EUR 132 million) and on temporary differences for trade tax purposes in the amount of EUR 6 million (December 31, 2005: EUR 15 million). In addition, deferred taxes, separated from corporate income tax loss carryforwards for the first time, were not recognized for other foreign income tax loss carryforwards amounting to EUR 204 million.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

Despite losses in the current and the prior year, deferred tax assets in the amount of EUR 4,684 million were recognized on loss carryforwards and temporary differences for 2006 (December 31, 2005: EUR 2,425 million; December 31, 2004: EUR 305 million), as the Company expects to generate future taxable profits.

Following simplification of T-Mobile UK's corporate structure, Deutsche Telekom believes that a capital loss of EUR 10.7 billion became available for tax purposes. However, as it is highly unlikely that this tax-related sales loss can be utilized, it is not included in the loss carryforwards above.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 616 million (December 31, 2005: EUR 515 million) as it is unlikely that these differences will be reversed in the near future.

11 Profit/loss attributable to minority interests.

Profit/loss attributable to minority interests includes EUR 430 million (2005: EUR 655 million; 2004: EUR 961 million) in gains and EUR 21 million (2005: EUR 223 million; 2004: EUR 537 million) in losses.

These amounts are mainly attributable to HT-Hrvatske telekomunikacije, T-Mobile Czech Republic, T-Mobile Croatia d.o.o., T-Mobile Macedonia AD Skopje and Magyar Telekom.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
143

12 Earnings per share.

Basic and diluted earnings per share are calculated as follows:

Basic earnings per share.

	2006	2005	2004
Net profit (millions of €)	3,165	5,589*	1,594*
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	38	98	95
Adjusted net profit (basic) (millions of €)	**3,203**	**5,687***	**1,689***
Number of ordinary shares issued (millions)	4,309	4,198	4,198
Treasury shares (millions)	(2)	(2)	(3)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(22)	(24)	(28)
Effect from the potential conversion of the mandatory convertible bond (millions)	68	163	156
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	**4,353**	**4,335**	**4,323**
Basic earnings per share/ADS (€)	**0.74**	**1.31***	**0.39***

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Net profit is calculated as the profit/loss after income taxes less profit/loss attributable to minority interests. The weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

In the third quarter of 2006, 62.7 million Deutsche Telekom shares were bought back. This corresponds to the number of shares newly issued in the second quarter of 2006 in the course of the merger of T-Online International AG into Deutsche Telekom AG. The issue and the buy-back of the shares have both been included in the calculation of the basic earnings per share for the 2006 financial year in line with their respective time weighting.

In addition, to calculate basic earnings per share, the number of ordinary shares outstanding is increased by the total number of potential shares if the mandatory convertible bond issued in February 2003 were converted at the present time. Likewise, net profit is adjusted for all costs (after taxes) for financing the mandatory convertible bond, interest expense for the current period and bank fees, as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit. The mandatory convertible bond was converted into 163 million shares of Deutsche Telekom AG on June 1, 2006. The aforementioned adjustments and the actual conversion were therefore recognized for the 2006 financial year in line with their time weighting.

Diluted earnings per share.

	2006	2005	2004
Adjusted net profit (basic) (millions of €)	3,203	5,687*	1,689*
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0
Net profit (diluted) (millions of €)	**3,203**	**5,687***	**1,689***
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,353	4,335	4,323
Dilutive potential ordinary shares from stock options and warrants (millions)	1	3	5
Weighted average number of ordinary shares outstanding (diluted) (millions)	**4,354**	**4,338**	**4,328**
Diluted earnings per share/ADS (€)	**0.74**	**1.31***	**0.39***

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments described below may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the reporting period – have been included in the calculation of diluted earnings per share.

144

Stock options of Deutsche Telekom AG.
In 2001, Deutsche Telekom AG created the 2001 Stock Option Plan that led to the issue of stock options in August 2001 (2001 tranche) and July 2002 (2002 tranche). Potential dilutive ordinary shares may be created on the basis of this stock option plan.

Options from the 2001 tranche of the 2001 Stock Option Plan have not yet had any dilutive effects. In other words, the 2001 tranche has had no effect on the determination of diluted earnings per share up to now.

The determination of diluted earnings per share for the 2006, 2005 and 2004 financial years is nevertheless impacted by potential dilutive ordinary shares from the 2002 tranche of the 2001 Stock Option Plan. The number of ordinary shares outstanding (basic) was increased by 1 million potential dilutive ordinary shares for 2005 and 2004 respectively. For the 2006 financial year, the dilutive effect, rounded to the nearest million, is less than 1 million.

Stock options of T-Mobile USA.
As a consequence of the acquisition of T-Mobile USA in 2001, all outstanding options owned by employees of T-Mobile USA have been converted from T-Mobile USA options into Deutsche Telekom AG options at a conversion rate of 3.7647 for each T-Mobile USA option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. The number of ordinary shares outstanding was therefore increased by 1 million potential dilutive ordinary shares for 2006 (2005: 2 million; 2004: 3 million).

Stock options and warrants of Powertel.
As a consequence of the acquisition of Powertel in 2001 all outstanding Powertel options have been converted into Deutsche Telekom AG options at a conversion rate of 2.6353. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share for the years 2005 and 2004. Accordingly, the number of ordinary shares outstanding was increased by the potential dilutive ordinary shares. For the full year of 2004, the dilutive effect of Powertel stock options and Powertel warrants is 1 million. For the 2005 financial year, the dilutive effect, rounded to the nearest million, is less than 1 million. The Powertel warrants expired in February 2006 in accordance with the option terms and conditions. The warrants can therefore no longer be exercised in future.

13 Dividend per share.

For the 2006 financial year, the Board of Management proposes a dividend at the prior-year level of EUR 0.72 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,124 million (2005: EUR 3,005 million) will be appropriated to the no par value shares carrying dividend rights at February 13, 2007.

The final amount of the dividend depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders' meeting.

14 Goods and services purchased.

This item breaks down as follows:

millions of €	2006	2005	2004
Goods purchased	7,017	6,190	5,867
Services purchased	11,207	10,157	10,345
	18,224	16,347	16,212

15 Personnel costs.

The following table provides a breakdown of the personnel costs included in the functional costs:

millions of €	2006	2005	2004
Wages and salaries	13,436	11,436	10,411
Social security contributions and expenses for pension plans and benefits:			
Social security costs	1,598	1,520	1,482
Expenses for pension plans	1,351	1,129	1,195
Expenses for benefits	157	169	254
	16,542	14,254	13,342

Expenses for staff-related measures totaled EUR 2.8 billion in the 2006 financial year. These relate primarily to expenses for voluntary redundancy and severance payments (EUR 0.7 billion) and expenses in connection with early retirement arrangements for civil servants (EUR 1.8 billion). In the prior year, the expenses for staff-related measures amounted to EUR 1.2 billion, mainly attributable to provisions for voluntary redundancy and severance payments for employees in the context of the staff restructuring program announced in the fourth quarter of 2005.

In addition to effects resulting from changes in the composition of the Group, the rise in personnel costs is also attributable to collectively agreed increases in wages and salaries as well as increased staff levels, in particular at T-Mobile USA.

The personnel cost ratio for the 2006 financial year is 27.0 percent of revenue, representing a decrease of 3.1 percentage points compared with 2005.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
145

Number of employees (average for the year).

Number	2006	2005	2004
Civil servants	42,969	46,525	48,536
Non-civil servants	205,511	197,501	199,023
Deutsche Telekom Group	**248,480**	**244,026**	**247,559**
Trainees and student interns	10,346	10,019	10,146

The increase in the annual average headcount is attributable in particular to the acquisition of companies. In addition, there was a significant increase in headcount at T-Mobile USA.

16 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses contained in the functional costs:

millions of €	2006	2005	2004
Amortization and impairment of intangible assets	**2,840**	**4,427**	**5,461**
Of which:			
Goodwill impairment losses	10	1,920	2,434
Amortization of mobile communications licenses	994	951	1,824
Depreciation and impairment of property, plant and equipment	**8,194**	**8,070**	**7,666**
	11,034	12,497	13,127

Amortization and impairment of intangible assets are mainly related to mobile communications and software licenses as well as goodwill. The decrease of EUR 1.6 billion is primarily attributable to the EUR 1.9 billion goodwill impairment loss at T-Mobile UK in 2005, for which there was no corresponding impairment loss in 2006. This effect was partly offset by amortization at the new companies acquired in the Mobile Communications business area in 2006 – tele.ring and PTC. These primarily relate to amortization of the customer base and brand names totaling EUR 0.3 billion.

The decrease in amortization and impairment of intangible assets in the 2005 financial year compared with the 2004 financial year of EUR 1.0 billion resulted primarily from the fact that, in 2004, impairment losses on goodwill were recognized at T-Mobile UK (EUR 2.2 billion) and Slovak Telekom (EUR 0.2 billion), as well as on U.S. mobile communications licenses (approximately EUR 1.2 billion) in connection with the winding up of the network joint venture between T-Mobile USA and Cingular Wireless.

The impairment loss of EUR 2.2 billion at the cash-generating unit T-Mobile UK, which is part of T-Mobile, was mainly the result of the expected intensification of competition due to the market entry of new competitors and the effects of regulatory rulings by OFCOM (Office of Communication, the independent regulator and competition authority for the UK communications industries) relating to call termination charges.

In the 2005 financial year, Deutsche Telekom recognized an impairment loss of EUR 1.9 billion at the T-Mobile UK cash-generating unit. Telefónica announced its offer to acquire the UK group O_2 at a price of 200 pence per share (approximately GBP 17.7 billion) on October 31, 2005. When determining the fair value less costs to sell, the purchase prices paid in comparable transactions must generally be given preference over internal DCF calculations. The fair value of the cash-generating unit T-Mobile UK was derived from the Telefónica offer in accordance with a valuation model based on multipliers.

Depreciation and impairment of property, plant and equipment increased by EUR 0.1 billion in 2006. This was largely the result of higher depreciation of technical equipment and machinery in connection with the commissioning of operating equipment as part of the network expansion at T-Mobile USA, which led to a higher depreciation base.

The increase in depreciation of property, plant and equipment in the 2005 financial year compared with the 2004 financial year by EUR 0.4 billion resulted primarily from an increase in depreciation in connection with the networks in California, Nevada and New York acquired in the first quarter of 2005.

The following table provides a breakdown of impairment losses:

millions of €	2006	2005	2004
Intangible assets	**123**	**1,958**	**3,710**
Of which: goodwill	10	1,920	2,434
Of which: U.S. mobile communications licenses	33	30	1,250
Property, plant and equipment	**287**	**248**	**158**
Land and buildings	228	233	106
Technical equipment and machinery	13	7	45
Other equipment, operating and office equipment	26	5	5
Advance payments and construction in progress	20	3	2
	410	2,206	3,868

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings held for sale and are reported in other operating expenses.

146

Notes to the consolidated balance sheet.

17 Cash and cash equivalents.

The assets reported here have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks.

In the reporting period, cash and cash equivalents decreased by EUR 2.2 billion to EUR 2.8 billion. This was primarily due to outgoing payments for the purchase of additional FCC licenses (EUR 3.3 billion), the distribution of dividends for the 2005 financial year (EUR 3 billion), the acquisitions of tele.ring (EUR 1.3 billion), PTC (EUR 0.6 billion) and gedas (EUR 0.3 billion), and the share buy-backs (EUR 0.7 billion). This was partly offset by free cash flow and an increased volume of bonds and medium-term notes issued compared with the prior year.

For the development of cash and cash equivalents, please see the consolidated cash flow statement.

18 Trade and other receivables.

millions of €	Dec. 31, 2006	Dec. 31, 2005
Trade receivables	7,577	7,328
Receivables from construction contracts	176	184
	7,753	7,512

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,749 million (December 31, 2005: EUR 7,509 million) is due within one year.

millions of €	Carrying amount	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods					
			less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
	as of Dec. 31, 2006							
Trade receivables	7,577	4,445	872	130	89	69	131	28
	as of Dec. 31, 2005							
Trade receivables	7,328	4,330	705	107	63	55	161	31

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Deutsche Telekom has sold trade receivables to special-purpose entities in asset-backed securitization (ABS) transactions. These entities finance the purchase of assets by issuing securities on the capital market. The asset-backed securities transactions do not reduce the Group's receivables because the special-purpose entities are part of the consolidated group.

Trade and other receivables amounting to EUR 1,165 million (December 31, 2005: EUR 1,324 million) were pledged in connection with ABS transactions and other sales of receivables, and collateral in the form of cash deposits amounting to EUR 125 million (December 31, 2005: EUR 154 million) was pledged to third parties outside the Group. The latter have been recognized as receivables under other financial assets (see Note 24).

CONSOLIDATED FINANCIAL STATEMENTS
Notes
147

In 2006, Deutsche Telekom accepted cash collateral of EUR 7 million (2005: EUR 6 million) as securities for receivables arising from the marketing of mobile communications services and EUR 25 million as securities for the payment of outstanding other invoices. By the reporting date this cash collateral had neither been sold nor transferred as collateral.

The following table shows the development of allowances on trade receivables:

millions of €	2006	2005
Allowances as of January 1	1,108	1,045
Currency translation adjustments	(29)	23
Additions (allowances recognized as expense)	534	541
Use	(425)	(396)
Reversal	(40)	(105)
Allowances as of December 31	1,148	1,108

The total additions of EUR 534 million (2005: EUR 541 million) relate to allowances for individual impairments of EUR 152 million (2005: EUR 208 million) and allowances for collective impairments of EUR 382 million (2005: EUR 333 million). The reversals include reversals of allowances for individual impairments of EUR 44 million (2005: EUR 65 million) and reversals of allowances for collective impairments of EUR 62 million (2005: EUR 58 million).

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

millions of €	2006	2005
Expenses for full write-off of receivables	380	367
Income from recoveries on receivables written off	93	133

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

19 Inventories.

millions of €	Dec. 31, 2006	Dec. 31, 2005
Raw materials and supplies	106	105
Work in process	79	93
Finished goods and merchandise	937	873
Advance payments	7	26
	1,129	1,097

Of the inventories reported as of December 31, 2006, EUR 280 million (December 31, 2005: EUR 139 million) were recognized at their net realizable value. Write-downs of EUR 43 million (2005: EUR 150 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 5,667 million (2005: EUR 5,744 million).

20 Non-current assets held for sale.

The non-current assets held for sale in the amount of EUR 907 million were reclassified as current assets in the reporting year. In addition to assets related to the acquisition of the tele.ring group (EUR 87 million), these assets include in particular FCC licenses of T-Mobile USA (EUR 248 million) and real estate at Deutsche Telekom AG (EUR 469 million).

As part of the tele.ring acquisition, T-Mobile must fulfill the regulatory requirement of selling nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group to competitors. These assets are scheduled to be sold in the first half of 2007.

As part of the purchase of the Cingular network in 2005, T-Mobile USA contractually agreed to transfer 10 Mhz of the mobile communications spectrum for the New York market to Cingular. In the fourth quarter of 2006, T-Mobile USA decided to use its own spectrum resources to make these FCC licenses available to Cingular. The FCC licenses were transferred on January 5, 2007.

Real estate held for sale at Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within 12 months. The properties will be advertised for sale on the Internet, in newspapers and by contacting investors directly.

148

21 Intangible assets.

millions of €	Internally generated intangible assets	Acquired intangible assets					
		Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets
Cost							
At December 31, 2004	1,056	36,859	1,020	15,029	846	15,609	4,355
Currency translation	15	2,740	8	163	7	2,404	158
Changes in the composition of the Group	0	70	22	0	4	0	44
Additions	233	1,571	104	2	0	336	1,129
Disposals	133	655	22	0	0	6	627
Reclassifications	228	201	(401)	0	0	0	602
At December 31, 2005	1,399	40,786	731	15,194	857	18,343	5,661
Currency translation	(32)	(1,769)	34	149	12	(1,924)	(40)
Changes in the composition of the Group	0	2,520	247	250	278	0	1,745
Additions	287	4,177	26	0	0	3,245	906
Disposals	111	2,314	51	0	1	1,488	774
Reclassifications	202	680	25	0	0	0	655
At December 31, 2006	1,745	44,080	1,012	15,593	1,146	18,176	8,153
Accumulated amortization							
At December 31, 2004	511	5,463	482	714	336	1,108	2,823
Currency translation	8	253	0	3	2	158	90
Changes in the composition of the Group	0	26	0	0	1	0	25
Additions (amortization)	351	2,118	97	864	57	0	1,100
Additions (impairment)	0	38	0	0	0	30	8
Disposals	132	622	19	0	0	0	603
Reclassifications	(13)	24	(354)	0	0	0	378
At December 31, 2005	725	7,300	206	1,581	396	1,296	3,821
Currency translation	(15)	(114)	6	18	5	(115)	(28)
Changes in the composition of the Group	0	29	0	0	0	0	29
Additions (amortization)	414	2,303	147	893	68	0	1,195
Additions (impairment)	7	106	4	0	0	33	69
Disposals	120	1,982	39	0	1	1,214	728
Reclassifications	(2)	240	14	0	0	0	226
At December 31, 2006	1,009	7,882	338	2,492	468	0	4,584
Net carrying amounts							
At December 31, 2005	674	33,486	525	13,613	461	17,047	1,840
At December 31, 2006	736	36,198	674	13,101	678	18,176	3,569

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Goodwill

Advance payments

Total

26,651

99

64,665

1,467

1

4,223

(15)

(1)

54

866

158

2,828

14

8

810

1

(109)

321

28,956

140

71,281

(677)

2

(2,476)

265

0

2,785

1,453

204

6,121

2

17

2,444

1,156

(204)

1,834

31,151

125

77,101

7,946

0

13,920

743

0

1,004

(20)

0

6

0

0

2,469

1,920

0

1,958

8

0

762

0

0

11

10,581

0

18,606

(398)

0

(527)

0

0

29

0

0

2,717

10

0

123

(3)

0

2,099

0

0

238

10,196

0

19,087

18,375

140

52,675

20,955

125

58,014

The net carrying amount of the UMTS licenses of EUR 13,101 million mainly comprises EUR 7,175 million for the license of T-Mobile Deutschland (December 31, 2005: EUR 7,687 million) and EUR 5,113 million for the T-Mobile UK license (December 31, 2005: EUR 5,328 million).

The carrying amounts of the goodwill assets are allocated to the following cash-generating units:

millions of €

Dec. 31, 2006

Dec. 31, 2005

T-Mobile USA

3,883

4,325

T-Systems International – Enterprise Services

4,434

4,196

T-Mobile UK

2,954

2,886

PTC

1,721

0

T-Mobile Austria

1,377

717

T-Mobile Netherlands

1,144

1,144

Other

5,442

5,107

Total

20,955

18,375

The increase in the goodwill allocated to the T-Systems International – Enterprise Services cash-generating unit is attributable to the acquisition of gedas in the 2006 financial year. By acquiring 48.0 percent of the voting rights in PTC, Deutsche Telekom obtained control of the entity. Since, in the previous year, the interest in PTC had been included in the consolidated financial statements using the equity method, goodwill was not disclosed here. The business combination achieved in stages in the 2006 financial year resulted in goodwill attributable to the PTC cash-generating unit. The increase in the goodwill allocated to the T-Mobile Austria cash-generating unit is attributable to the acquisition of tele.ring in 2006.

150

22 Property, plant and equipment.

millions of €	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
Cost					
At December 31, 2004	17,400	82,266	6,776	1,989	108,431
Currency translation	105	1,175	112	196	1,588
Changes in the composition of the Group	21	196	27	24	268
Additions	134	3,793	733	3,612	8,272
Disposals	801	1,661	596	46	3,104
Reclassifications	287	3,075	337	(3,110)	589
At December 31, 2005	17,146	88,844	7,389	2,665	116,044
Currency translation	(68)	(654)	(87)	(82)	(891)
Changes in the composition of the Group	171	508	223	62	964
Additions	192	2,940	569	3,595	7,296
Disposals	1,275	2,640	568	70	4,553
Reclassifications	287	2,776	(385)	(3,357)	(679)
At December 31, 2006	16,453	91,774	7,141	2,813	118,181
Accumulated depreciation					
At December 31, 2004	5,641	51,926	4,565	5	62,137
Currency translation	33	387	65	0	485
Changes in the composition of the Group	0	67	18	0	85
Additions (depreciation)	649	6,369	786	18	7,822
Additions (impairment)	233	7	5	3	248
Disposals	427	1,555	530	11	2,523
Reclassifications	11	(46)	12	20	(3)
Reversal of impairment losses	(12)	0	0	(1)	(13)
At December 31, 2005	6,128	57,155	4,921	34	68,238
Currency translation	(25)	(129)	(62)	1	(215)
Changes in the composition of the Group	8	8	109	0	125
Additions (depreciation)	642	6,493	761	10	7,906
Additions (impairment)	207	13	26	20	266
Disposals	720	2,495	530	16	3,761
Reclassifications	13	250	(502)	0	(239)
Reversal of impairment losses	(8)	0	0	0	(8)
At December 31, 2006	6,245	61,295	4,723	49	72,312
Net carrying amounts					
At December 31, 2005	11,018	31,689	2,468	2,631	47,806
At December 31, 2006	10,208	30,479	2,418	2,764	45,869

Restoration obligations of EUR 177 million were recognized as of December 31, 2006 (December 31, 2005: EUR 277 million).

CONSOLIDATED FINANCIAL STATEMENTS

Notes

23 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method and the related goodwill amounts break down as follows:

Dec. 31, 2006 Dec. 31, 2005

Deutsche Net carrying Goodwill Deutsche Net carrying Goodwill Telekom share amount Telekom share amount Name % millions of € millions of € % millions of € millions of €

PTC a n.a. 0 0 49.00 1,693 1,163 CTDI Nethouse Services GmbH 49.00 10 0 49.00 8 0 DETECON AL SAUDIA CO. Ltd. 46.50 11 0 46.50 10 0 Toll Collect b 45.00 4 0 45.00 0 0 Immobilien Scout GmbH 33.11 24 20 33.11 26 20 Bild.T-Online.de AG & Co. KG 37.00 44 36 37.00 41 36 t-info 25.10 56 0 n.a. 0 0 Other 40 2 47 2

189 58 1,825 1,221

a PTC fully consolidated since November 1, 2006. b Joint venture.

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

Aggregated key financial figures for the associates accounted for using the equity method.

billions of €

Dec. 31, 2006

Dec. 31, 2005

Total assets

0.8

2.5

Total liabilities

0.4

1.0

2006

2005

Net revenue

0.7

2.2

Profit

0.0

0.3

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

Aggregated key financial figures for the joint ventures accounted for using the equity method.

billions of €

Dec. 31, 2006

Dec. 31, 2005

Total assets

0.4

0.4

Current

0.2

0.2

Non-current

0.2

0.2

Total liabilities

0.4

0.8

Current

0.2

0.2

Non-current

0.2

0.6

2006

2005

Net revenue

0.2

0.2

Loss

0.0

(0.1)

152

24 Other financial assets.

millions of €	Dec. 31, 2006 Total	Dec. 31, 2006 Of which: current	Dec. 31, 2005 Total	Dec. 31, 2005 Of which: current
Originated loans and receivables	1,710	1,340	1,284	831
Available-for-sale financial assets	345	121	317	129
Derivatives	359	301	445	315
Miscellaneous assets	68	63	95	87
	2,482	1,825	2,141	1,362

millions of €	Carrying amount	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods: less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
	as of Dec. 31, 2006							
Originated loans and receivables								
due within one year	1,340	1,264	12	21			42	1
due after more than one year	370	369						1
	as of Dec. 31, 2005							
Originated loans and receivables								
due within one year	831	672	7	2	1	81	28	33
due after more than one year	453	453						

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables totaling EUR 52 million (December 31, 2005: EUR 102 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions. Collateral agreements are used to stipulate that a contracting party must transfer collateral in the form of cash to the other contracting party if the fair values of the derivatives between the two parties exceed a certain limit, the so-called allowance. In these collateral agreements, allowances and, in some cases, also the calculation frequency depend on the counterparty's rating. If the rating of one of the counterparties deteriorates, its allowance decreases, which means that this counterparty may have to provide higher collateral if required. In addition, a lower rating of a counterparty shortens the calculation frequency, in some cases down to daily calculation.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 214 million as of December 31, 2006 (December 31, 2005: EUR 163 million).

In the 2006 financial year, EUR 10 million (2005: EUR 9 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or material.

The principle investments not intended for disposal up until the preparation of the financial statements are shown below:

millions of €	Dec. 31, 2006	Dec. 31, 2005
T-Mobile Venture Fund GmbH & Co. KG	73	63
Beach Holding Co. (SBS International Puerto Rico, Inc.)	24	26

A market price was not available for the aforementioned investments. It was also impossible to derive the fair value for the period using comparable transactions. The Company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined.

The investment in MMBG Multimedia Betriebs GmbH & Co. KG i.L., which had been carried at cost, was liquidated in the 2006 financial year. The carrying amount of this investment at the time of liquidation was EUR 10 million; a gain on disposal of EUR 1 million was recorded.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
153

25 Financial liabilities.

millions of €	Dec. 31, 2006			
	Total	due within 1 year	due > 1 year < 5 years	due > 5 years
Bonds and other securitized liabilities				
Convertible bonds	0	0	0	0
Nonconvertible bonds	25,033	2,488	11,497	11,048
Commercial papers, medium-term notes, and similar liabilities	11,255	1,108	6,346	3,801
Liabilities to banks	2,348	295	1,188	865
	38,636	**3,891**	**19,031**	**15,714**
Lease liabilities	2,293	213	420	1,660
Liabilities arising from ABS transactions	1,139	271	868	0
Promissory notes	680	0	0	680
Other interest-bearing liabilities	373	87	131	155
Other non-interest-bearing liabilities	2,799	2,724	66	9
Derivative financial liabilities	562	497	35	30
	7,846	**3,792**	**1,520**	**2,534**
Financial liabilities	**46,482**	**7,683**	**20,551**	**18,248**

millions of €	Dec. 31, 2005			
	Total	due within 1 year	due > 1 year < 5 years	due > 5 years
Bonds and other securitized liabilities				
Convertible bonds	2,296	2,296	0	0
Nonconvertible bonds	27,099	4,682	9,724	12,693
Commercial papers, medium-term notes, and similar liabilities	7,860	222	5,219	2,419
Liabilities to banks	2,227	284	1,394	549
	39,482	**7,484**	**16,337**	**15,661**
Lease liabilities	2,373	200	455	1,718
Liabilities arising from ABS transactions	1,363	274	1,089	0
Promissory notes	645	0	0	645
Other interest-bearing liabilities	129	71	58	0
Other non-interest-bearing liabilities	2,051	1,690	352	9
Derivative financial liabilities	678	655	22	1
	7,239	**2,890**	**1,976**	**2,373**
Financial liabilities	**46,721**	**10,374**	**18,313**	**18,034**

A liquidity reserve in the form of credit lines and, where necessary, cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. For this purpose, the Company entered into standardized bilateral credit agreements with 29 banks amounting to a total of EUR 17.4 billion. The Company currently pays a commitment fee of 0.075 percent (2005: 0.075 percent) for credit lines not drawn and Euribor + 0.15 percent (2005: + 0.15 percent) for credit lines drawn. The terms and conditions depend on Deutsche Telekom's credit rating. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months.

154

The following tables show Deutsche Telekom's contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

millions of €	Carrying amount Dec. 31, 2006	Cash flows 2007 Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities:				
Bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities	(39,316)	(2,073)	(222)	(3,732)
Finance lease liabilities	(1,783)	(137)		(226)
Liabilities arising from ABS transactions	(1,139)		(46)	(641)
Other interest-bearing liabilities	(883)	(2)		(158)
Other non-interest-bearing liabilities	(2,799)			(2,974)
Derivative financial liabilities and assets:				
Derivative financial liabilities				
– Currency derivatives without a hedging relationship	(20)			(20)
– Currency derivatives in connection with cash flow hedges	(58)			(52)
– Interest rate derivatives without a hedging relationship	(399)	19	51	(29)
– Interest rate derivatives in connection with fair value hedges	(65)	252	(221)	
Derivative financial assets				
– Currency derivatives without a hedging relationship	3			4
– Currency derivatives in connection with cash flow hedges	3			
– Interest rate derivatives without a hedging relationship	276	(54)	(45)	48
– Interest rate derivatives in connection with fair value hedges	64	256	(259)	
– Interest rate derivatives in connection with cash flow hedges	13		31	

All instruments held at December 31, 2006 and for which payments were already contractually agreed were included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2006. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2006, the nominal figure was EUR 2.0 billion.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Cash flows 2008

Cash flows 2009 – 2011

Cash flows 2012 – 2016

Cash flows 2017 and thereafter

Fixed interest rate

Variable interest rate

Repayment

Fixed interest rate

Variable interest rate

Repayment

Fixed interest rate

Variable interest rate

Repayment

Fixed interest rate

Variable interest rate

Repayment

(1,823)

(209)

(4,471)

(4,508)

(255)

(14,740)

(3,421)

(38)

(10,668)

(5,051)

(7,035)

(121)

(124)

(323)

(237)

(465)

(591)

(297)

(605)

(20)

(497)

(3)

(36)

(16)

(84)

(68)

(149)

(133)

(456)

(34)

(4)

(1)

(1)

4

81

(12)

(40)

138

17

8

8

86

(24)

(52)

239

(224)

297

(301)

41

(36)

7

(54)

12

63

(1)

(70)

12

61

(65)

21

112

(155)

211

(199)

380

(409)

438

(439)

297

(314)

(40)

41

(40)

33

26 Trade and other payables.

millions of €

Dec. 31, 2006

Dec. 31, 2005

Trade payables

7,121

6,889

Liabilities from construction contracts

39

13

7,160

6,902

Of the total of trade and other payables, EUR 7,157 million (December 31, 2005: EUR 6,901 million) is due within one year.

27 Additional disclosures on financial instruments.

Carrying amounts, amounts recognized, and fair values by category.

millions of €

Category in

Carrying

Amounts recognized in balance sheet according to IAS 39

accordance

amount

with IAS 39

Dec. 31, 2006

Amortized

Cost

Fair value

Fair value

cost

recognized

recognized in

in equity

profit or loss

Assets

Cash and cash equivalents

LaR

2,765

2,765

Trade receivables

LaR

7,577

7,577

Other receivables

LaR/n.a.

1,710

1,429

Other non-derivative financial assets

Held-to-maturity investments

HtM

66

66

Available-for-sale financial assets

AfS

345

214

131

Financial assets held for trading

FAHfT

2

2

Derivative financial assets

Derivatives without a hedging relationship

FAHfT

280

280

Derivatives with a hedging relationship

n.a.

79

14

65

Liabilities

Trade payables

FLAC

7,121

7,121

Bonds and other securitized liabilities

FLAC

36,288

36,288

Liabilities to banks

FLAC

2,348

2,348

Liabilities arising from ABS transactions

FLAC

1,139

1,139

Promissory notes

FLAC

680

680

Other interest-bearing liabilities

FLAC

883

883

Other non-interest-bearing liabilities

FLAC

2,799

2,799

Finance lease liabilities

n.a.

1,783

Derivative financial liabilities

Derivatives without a hedging relationship (held for trading)

FLHfT

439

439

Derivatives with a hedging relationship (hedge accounting)

n.a.

123

58

65

Of which: aggregated by category in accordance with IAS 39

Loans and receivables (LaR)

11,771

11,771

Held-to-maturity investments (HtM)

66

66

Available-for-sale financial assets (AfS)

345

214

131

Financial assets held for trading (FAHfT)

282

282

Financial liabilities measured at amortized cost (FLAC)

51,258

51,258

Financial liabilities held for trading (FLHfT)

439

439

*	For details, please refer to Note 24.

Cash and cash equivalents, and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions, and expectations.

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom’s credit spread curve for specific currencies.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Amounts recognized in balance sheet according to IAS 39

Amounts

recognized in balance sheet according to IAS 17

Fair value

Dec. 31, 2006

Category in

accordance with IAS 39

Carrying

amount Dec. 31, 2005

Amortized cost

Cost

Fair value recognized in equity

Fair value recognized in profit or loss

Amounts

recognized in balance sheet according to IAS 17

Fair value

Dec. 31, 2005

2,765

LaR

4,975

4,975

4,975

7,577

LaR

7,328

7,328

7,328

281

1,710

LaR/n.a.

1,284

971

313

1,284

66

HtM

86

86

86

131*

AfS

317

163

154

154*

2

FAHfT

9

9

9

280

FAHfT

294

294

294

79

n.a.

151

151

151

7,121

FLAC

6,889

6,889

6,889

39,060

FLAC

37,255

37,255

41,332

2,474

FLAC

2,227

2,227

2,429

1,139

FLAC

1,363

1,363

1,363

768

FLAC

645

645

765

883

FLAC

646

646

646

2,799

FLAC

2,051

2,051

2,051

1,783

2,000

n.a.

1,856

1,856

2,384

439

FLHfT

644

644

644

123

n.a.

34

32

2

34

11,771

13,274

13,274

13,274

66

86

86

86

131*

317

163

154

154*

282

303

303

303

54,244

51,076

51,076

55,475

439

644

644

644

158

Net gain/loss by category.

millions of €	From interest	From subsequent measurement			From derecognition	Net gain (loss)	
		At fair value	Currency translation	Impairment/ reversal of impairment		2006	2005
Loans and receivables (LaR)	202		(1,144)	(714)		(1,656)	(728)
Held-to-maturity investments (HtM)	14					14	3
Available-for-sale financial assets (AfS)	27			(10)	203	220	1,022
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	(17)	n.a.			(17)	15
Financial liabilities measured at amortized cost (FLAC)	(2,652)		1,147			(1,505)	(2,599)
Total	(2,409)	(17)	3	(724)	203	(2,944)	(2,287)

Interest from financial instruments is recognized in finance costs (see Note 7).

Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables that are classified as "loans and receivables" which are reported under selling expenses (see Note 3).

The net loss from the subsequent measurement for financial instruments held for trading (EUR 17 million) also includes interest and currency translation effects.

The currency translation losses on financial assets classified as "loans and receivables" (EUR 1,144 million) are primarily attributable to the intragroup transfer of foreign-currency loans taken out by Deutsche Telekom's financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 1,147 million.

Interest expenses from financial liabilities measured at amortized cost (EUR 2,652 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest income from interest added back and discounted from trade payables. However, not included are interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (see Note 7).

Net losses of EUR 1 million (2005: net gains of EUR 126 million) were recognized in shareholders' equity in 2006 as a result of the recognition of changes in the fair values of available-for-sale financial assets. Of the amounts recorded in shareholders' equity, losses totaling EUR 3 million (2005: profits of EUR 984 million) were reclassified to the income statement in the 2006 financial year.

28 Other liabilities.

millions of €	Dec. 31, 2006	Dec. 31, 2005
Deferred revenues	2,082	2,529
Other liabilities	3,713	2,204
Total	5,795	4,733

The increase in other liabilities is primarily attributable to higher liabilities related to voluntary redundancy and severance payments (EUR 0.8 billion) for employees and, for the first time, to early retirement arrangements for civil servants (EUR 0.4 billion).

In addition, other liabilities encompass liabilities from other taxes and social security liabilities.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
159

29 Provisions for pensions and other employee benefits.

In addition to the Group's pension obligations for non-civil servants based on indirect and direct pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Deutsche Telekom's indirect pension commitments were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits this account on an annual basis; when the insured event occurs, the account balance is paid out in full or in installments, or converted into a pension. If these employees have not yet reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from the VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Deutsche Telekom will to a certain extent continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of the VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.

As a result of the harmonization of the company pension plan in 2005 within the Deutsche Telekom Group, as of October 2005 obligations in the Group (primarily employment relationships existing at Deutsche Telekom AG as of October 1, 2005) that were previously processed through the DTBS have been handled directly by Deutsche Telekom AG and with a legal claim on the part of the employees.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

Calculation of pension provisions:

millions of €	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Present value of funded obligations	1,515	1,410	2,073
Plan assets at fair value	(966)	(901)	(623)
Projected benefit obligation in excess of plan assets	549	509	1,450
Present value of non-funded obligations	5,619	5,606	3,238
Unrecognized past service cost	(1)	0	0
Net defined benefit liability (+)/defined benefit asset (–)	**6,167**	**6,115**	**4,688**

Pension provisions break down into defined benefit liability and defined benefit asset as follows:

millions of €	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Defined benefit asset presented on the balance sheet	0	(52)	0
Defined benefit liability presented on the balance sheet	6,167	6,167	4,688
Net defined benefit liability (+)/defined benefit asset (–)	**6,167**	**6,115**	**4,688**

The defined benefit asset is recognized under other assets in the consolidated balance sheet.

160

The following table shows the composition of pension obligations:

millions of €	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Pension obligations			
– Direct	5,615	5,601	3,232
– Indirect	548	509	1,450
Obligations in accordance with Article 131 GG	4	5	6
Net defined benefit liability (+)/ defined benefit asset (-)	**6,167**	**6,115**	**4,688**

The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19.

The calculations were based on the following assumptions at the respective balance sheet dates:

Assumptions for the measurement of defined benefit obligations as of December 31.

%	2006	2005	2004
Discount rate	4.45 3.25[b] 4.80[c]	4.10 3.25[b] 4.75[c]	5.25 3.25[b] 5.30[c]
Projected salary increase	2.50 3.25[a] 1.50[b] 4.00[c]	2.75 3.50[a] 1.00[b] 3.90[c]	2.75 3.50[a] 1.00[b] 3.80[c]
Projected pension increase	1.00 1.50 0.60[b] 3.00[c]	1.00 1.50 1.00[b] 2.90[c]	1.00 1.50 1.00[b] 2.80[c]

[a] For non-civil servants not covered by collective agreements.
[b] Switzerland.
[c] United Kingdom.

For calculating the present value of pension obligations, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 4.45 percent as of December 31, 2006. This interest rate was determined based on a weighted average term of the obligation of approximately 15 years. As the obligations are denominated in euros, the discount rate is based on the rate of return of high-quality European corporate bonds with AA rating for which a yield curve is prepared based on spot rates.

Assumptions for determining the pension expense for years ending December 31.

%	2006	2005	2004
Discount rate	4.10 3.25[b] 4.75[c]	5.25 3.25[b] 5.30[c]	5.25
Projected salary increase	2.75 3.50[a] 1.00[b] 3.90[c]	2.75 3.50[a] 1.00[b] 3.80[c]	2.75 3.50[a]
Return on plan assets	4.00 4.50[b] 6.60[c]	5.00 4.50[b] 7.25[c]	5.50
Projected pension increase	1.00 1.50 1.00[b] 2.90[c]	1.00 1.50 1.00[b] 2.80[c]	1.50

[a] For non-civil servants not covered by collective agreements.
[b] Switzerland.
[c] United Kingdom.

Development of the projected benefit obligations in the reporting year:

millions of €	2006	2005
Present value of the defined benefit obligations as of January 1	**7,016**	**5,311**
Current service cost	389	223
Interest cost	285	289
Contributions by plan participants	7	12
Change in obligations	40	297
Actuarial (gains) losses	(303)	1,155
Total benefits actually paid	(289)	(274)
Plan amendments	(18)	0
Exchange rate fluctuations for foreign-currency plans	7	3
Present value of the defined benefit obligations as of December 31	**7,134**	**7,016**

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Taking the plan assets into consideration, the pension obligations were accounted for in full.

Development of plan assets at fair value in the respective reporting year:

millions of €

2006

2005

Plan assets at fair value, as of January 1

901

623

Expected return on plan assets

46

47

Actuarial gains (losses)

11

54

Contributions by employer

37

29

Contributions by plan participants

7

12

Benefits actually paid through pension funds

(61)

(69)

Change in obligations

21

205

Exchange rate fluctuationsfor foreign-currency plans

4

0

Plan assets at fair value, as of December 31

966

901

Breakdown of plan assets at fair value by investment category:

%

Dec. 31,

Dec. 31,

2006

2005

Equity securities

36

37

Debt securities

50

50

Real estate

11

10

Other

3

3

The plan assets include shares amounting to EUR 1.6 million (Decem-ber 31, 2005: EUR 1.8 million), which were issued by Deutsche Telekom. No own financial instruments were included in the years shown.

Determination of the expected return on plan assets.

The expected return on the plan assets for the year 2007 is 4.0 percent (VAP and DTBS), 4.5 percent (Switzerland) and 6.47 percent (United Kingdom).

These expectations are based on consensus forecasts for each asset class as well as on banks’ estimates. The forecasts draw on historical values and economic data. In addition, they are based on interest rate forecasts and anticipated capital market performance.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

millions of €

Income statement account

2006

2005

2004

Current service cost

Personnel costs (pension benefit costs)

389

223

171

Interest cost

Other financial income (expense)

285

289

255

Expected return on plan assets

Other financial income (expense)

(46)

(47)

(27)

Past service cost

Personnel costs (pension benefit costs)

(18)

0

(104)

Pension expense

610

465

295

Actual return on plan assets

57

101

30

162

Change from the corridor method to the recognition of actuarial gains and losses when they occur outside profit or loss (IAS 19.93A). As of December 31, 2006, Deutsche Telekom changed its accounting policies concerning provisions for pensions and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in retained earnings in equity. This step is a voluntary change in accounting policies (IAS 8.14). Deutsche Telekom believes that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

The following tables highlight the impact of the change in accounting policies on profit after income taxes, consolidated shareholders' equity, and provisions for pensions in prior years.

Profit after income taxes.

millions of €	2005	2004	2003
Profit before change in accounting policies	6,016	2,017	2,517
Reversal of actuarial (gains) losses previously recognized in other financial income/expense	7	1	0
Adjustment of income taxes	(2)	0	0
Profit after change in accounting policies	**6,021**	**2,018**	**2,517**

The change in accounting policies has no impact on the presentation of basic and diluted earnings per share in prior years.

Consolidated shareholders' equity.

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Shareholders' equity before change in accounting policies	49,582	45,803	43,738
Allocation of unrecognized actuarial gains (losses) to retained earnings	(1,571)	(479)	(368)
Reversal of actuarial (gains) losses recognized in profit/loss	8	1	0
Allocation of actuarial gains (losses) recognized in profit/loss to retained earnings	(8)	(1)	0
Increase in deferred tax assets	588	188	144
Shareholders' equity after change in accounting policies	**48,599**	**45,512**	**43,514**

Provisions for pensions.

millions of €	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Provisions for pensions before change in accounting policies	4,596	4,209	4,175
Defined benefit asset	(52)	0	0
Cumulative actuarial (gains) losses	1,571	479	368
Provisions for pensions after change in accounting policies	**6,115**	**4,688**	**4,543**

CONSOLIDATED FINANCIAL STATEMENTS

Notes

The statement of recognized income and expense includes the following amounts:

millions of €

2006

2005

2004

Cumulative losses (gains) recognized directly in equity as of January 1

1,579

480

368

Recognition directly in equity of actuarial (gains) losses in the reporting period

(314)

1,099

112

Cumulative losses (gains) recognized directly in equity as of December 31

1,265

1,579

480

Expected employer contributions for the subsequent year are estimated as follows:

millions of €

2007

2006

2005

Expected contributions by employer

41

28

68

Expected pension payments for subsequent years:

millions of €

2007

2008

2009

2010

2011

2012 – 2016

Expected pension payments

263

278

293

297

304

1,511

Amounts for the current year and three preceding years of pension obligations, plan assets, assets in excess of benefit obligations, and experience-based adjustments.

millions of €

Dec. 31, 2006

Dec. 31, 2005

Dec. 31, 2004

Dec. 31, 2003

Defined benefit obligations

7,134

7,016

5,311

5,032

Plan assets at fair value

(966)

(901)

(623)

(489)

Projected benefit obligations in excess of plan assets

6,168

6,115

4,688

4,543

Adjustment in %

2006

2005

2004

Experience-based increase (+)/decrease (–) of pension obligations

(0.4)

2.2

2.6

Experience-based increase (+)/decrease (–) of plan assets

1.1

6.5

0.6

164

Civil-servant retirement arrangements.
As part of the civil servants pension plan, Deutsche Telekom AG maintained a special pension fund for its active and former civil servants up until the 2000 financial year. By way of a notarized agreement dated December 7, 2000, this fund was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The registered office of BPS-PT is Bonn. BPS-PT works for the funds of all three companies and also handles the financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom's payment obligations to its special pension fund is defined under § 16 of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 842 million in the reporting year (2005: EUR 862 million; 2004: EUR 911 million) (please refer to explanations under Note 40).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG, and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

30 Other provisions.

millions of €	Personnel	Restoration obligations	Investment risks	Litigation risks	Reimbursements	Other	**Total**
At December 31, 2004	3,393	543	454	381	170	1,488	6,429
Of which: current	1,633	9	454	228	169	1,053	3,546
Changes in the composition of the Group	3	0	0	0	(3)	3	3
Currency translation adjustments	20	8	0	3	6	31	68
Addition	2,514	181	0	78	143	838	3,754
Use	(2,028)	(40)	(143)	(171)	(150)	(545)	(3,077)
Reversal	(871)	(10)	0	(46)	(12)	(403)	(1,342)
Interest effect	27	33	0	0	0	12	72
Other changes	(45)	(73)	0	(7)	(1)	(124)	(250)
At December 31, 2005	3,013	642	311	238	153	1,300	5,657
Of which: current	2,097	6	311	88	152	967	3,621
Changes in the composition of the Group	70	53	0	4	4	46	177
Currency translation adjustments	(12)	(1)	0	2	(4)	(17)	(32)
Addition	3,283	90	0	150	132	794	4,449
Use	(2,269)	(35)	(311)	(51)	(110)	(644)	(3,420)
Reversal	(243)	(37)	0	(31)	(13)	(200)	(524)
Interest effect	41	31	0	0	0	2	74
Other changes	6	(30)	0	18	(7)	(101)	(114)
At December 31, 2006	3,889	713	0	330	155	1,180	6,267
Of which: current	1,954	6	0	113	149	871	3,093

Provisions for personnel costs include a variety of individual issues such as provisions for anniversary gifts, deferred compensation and allowances. Moreover, the expenses associated with staff-related measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
165

As announced in 2005, Deutsche Telekom launched the necessary staff restructuring program. Under this program, a total of 32,000 employees in Germany are expected to leave the Group between 2006 and 2008. At the heart of staff restructuring is the provision of socially responsible staff restructuring tools such as partial retirement arrangements, voluntary redundancy and severance payments, and early retirement. By the end of 2006, Deutsche Telekom had implemented around one-third of the planned workforce reduction within the overall plan, which runs until 2008. Civil servants are also included in the staff restructuring process. The Second Act to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost (Zweites Gesetz zur Änderung des Gesetzes zur Verbesserung der personellen Struktur beim Bundeseisenbahnvermögen und in den Unternehmen der Deutschen Bundespost) came into effect on November 16, 2006. Among other aims, the Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. The Act allows Deutsche Telekom to include its civil servants in the staff restructuring process in a socially responsible manner. According to this law, civil servants of all service grades who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation will be able to apply for early retirement from the age of 55. Within the framework of the staff restructuring program, provisions for voluntary redundancy and severance payments for employees (EUR 0.4 billion) and provisions in connection with the early retirement arrangements for civil servants (EUR 1.7 billion) were recognized in the 2006 financial year.

Taking into account the staff-related measures introduced in the previous years, the overall trend is as follows:

millions of €	Jan. 1, 2006	Addition	Use	Reversal	Other changes	Dec. 31, 2006
Broadband/Fixed Network	767	1,276	(904)	0	(2)	1,137
Mobile Communications	22	34	(27)	(2)	0	27
Business Customers	194	570	(218)	(7)	(1)	538
Group Headquarters & Shared Services	313	432	(193)	(4)	3	551
	1,296	2,312	(1,342)	(13)	0	2,253

In the 2006 financial year provisions for staff-related measures in the amount of EUR 1.3 billion were utilized. Part of these utilized provisions had an impact on cash flow, while others did not effect a disbursement in the reporting period although their volume and utilization date was already known. Accordingly, the latter amounts are no longer recognized as provisions but as liabilities. Total provisions for staff-related measures at December 31, 2006 amounted to approximately EUR 2.3 billion. This amount includes EUR 0.5 billion for provisions for voluntary redundancy and severance payments together with EUR 1.3 billion for provisions in connection with the civil servants' early retirement scheme.

Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

As part of the refinancing of the Toll Collect group (Toll Collect GbR and Toll Collect GmbH), the consortium agreed to contribute a further amount of EUR 0.8 billion (Deutsche Telekom AG share: EUR 0.4 billion) and in the course of this measure, the previous provision for investment risks (EUR 0.3 billion) was utilized in full. The excess amount (EUR 0.1 billion) was recognized as an expense under the share of profit/loss of associates and joint ventures accounted for using the equity method for the purpose of continuing the equity-accounted investment in the Toll Collect group. The net carrying amount is EUR 4 million as of December 31, 2006.

The provision for litigation risks includes pending lawsuits for damages in connection with reimbursement claims relating to the sale of subscriber data.

Provisions for reimbursements are established for discounts that are to be granted but had not yet been granted as of the reporting date.

Other provisions include provisions for environmental damage and risks, other taxes, warranties, advertising cost allowances, premiums and commissions as well as a variety of other items for which the individually recognized amounts are not material.

166

31 Shareholders' equity – Overview.

Statement of changes in shareholders' equity from January 1, 2004 to December 31, 2006:

Changes in shareholders' equity	Equity attributable to equity holders of the parent				
	Equity contributed			Consolidated shareholders' equity generated	
	Number of shares	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	thousands	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2004	**4,197,752**	**10,746**	**49,500**	**(19,829)**	**2,063**
Adjustment				(224)	
Balance at January 1, 2004 adjusted	**4,197,752**	**10,746**	**49,500**	**(20,053)**	**2,063**
Changes in the composition of the Group					
Profit after income taxes					1,594
Unappropriated net profit (loss) carried forward				2,063	(2,063)
Dividends					
Proceeds from the exercise of option and conversion rights	102	1	28		
Actuarial gains and losses				(68)	
Change in other comprehensive income (not recognized in income statement)					
Recognition of other comprehensive income in income statement					
Balance at December 31, 2004	**4,197,854**	**10,747**	**49,528**	**(18,058)**	**1,594**
Balance at January 1, 2005	**4,197,854**	**10,747**	**49,528**	**(18,058)**	**1,594**
Changes in the composition of the Group				(6)	
Profit after income taxes					5,589
Unappropriated net profit (loss) carried forward				1,594	(1,594)
Dividends				(2,586)	
Proceeds from the exercise of stock options	224		33		
Actuarial gains and losses				(697)	
Change in other comprehensive income (not recognized in income statement)				5	
Recognition of other comprehensive income in income statement					
Sale of treasury shares (anniversary campaign)					
Balance at December 31, 2005	**4,198,078**	**10,747**	**49,561**	**(19,748)**	**5,589**
Balance at January 1, 2006	**4,198,078**	**10,747**	**49,561**	**(19,748)**	**5,589**
Changes in the composition of the Group					
Profit after income taxes					3,165
Unappropriated net profit (loss) carried forward				5,589	(5,589)
Dividends				(3,005)	
Mandatory convertible bond	162,988	417	1,793	(71)	
T-Online merger	62,730	161	631		
Share buy-back	(62,730)	(161)	(548)		
Sale of treasury shares			(1)		
Proceeds from the exercise of stock options	53		62		
Actuarial gains and losses				187	
Change in other comprehensive income (not recognized in income statement)				71	
Recognition of other comprehensive income in income statement					
Balance at December 31, 2006	**4,361,119**	**11,164**	**51,498**	**(16,977)**	**3,165**

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Minority interests

Other comprehensive income millions of €

Treasury shares millions of €

Total (equity attributable to equity holders of the parent) millions of €

Minority interest capital millions of €

Other comprehensive income millions of €

Total (minority interest in shareholders’ equity) millions of €

Total (consolidated

shareholders’ equity)* millions of €

(2,954)

(8)

39,518

4,316

(96)

4,220

43,738

(224)

0

(224)

(2,954)

(8)

39,294

4,316

(96)

4,220

43,514

0

(14)

(14)

(14)

1,594

424

424

2,018

0

0

0

0

(394)

(394)

(394)

29

0

29

(68)

0

(68)

479

479

151

151

630

(203)

(203)

0

(203)

(2,678)

(8)

41,125

4,332

55

4,387

45,512

(2,678)

(8)

41,125

4,332

55

4,387

45,512

(6)

(1,009)

4

(1,005)

(1,011)

5,589

432

432

6,021

0

0

0

(2,586)

(351)

(351)

(2,937)

33

0

33

(697)

0

(697)

2,589

2,594

4

44

48

2,642

(966)

(966)

0

(966)

2

2

0

2

(1,055)

(6)

45,088

3,408

103

3,511

48,599

(1,055)

(6)

45,088

3,408

103

3,511

48,599

0

(44)

(44)

(44)

3,165

409

409

3,574

0

0

0

(3,005)

(277)

(277)

(3,282)

2,139

0

2,139

792

(607)

(607)

185

(709)

0

(709)

1

0

0

0

62

0

62

187

(3)

(3)

184

(1,214)

(1,143)

9

102

111

(1,032)

(6)

(6)

0

(6)

(2,275)

(5)

46,570

2,895

3,100

49,670

32 Issued capital.

As of December 31, 2006, the share capital of Deutsche Telekom totaled EUR 11,164 million. The share capital is divided into 4,361,119,250 no par value registered shares. Each share entitles the holder to one vote.

The Federal Republic’s direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 14.83 percent at December 31, 2006 (December 31, 2005: 15.40 percent), while KfW’s shareholding at December 31, 2006 was 16.87 percent (December 31, 2005: 22.09 percent) and The Blackstone Group’s 4.39 percent (December 31, 2005: 0.00 percent). This means that 646,575,126 no par value shares (EUR 1,655 million) of the share capital were held by the Federal Republic at December 31, 2006, 735,667,390 (EUR 1,883 million) by KfW and 191,700,000 (EUR 491 million) by The Blackstone Group. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/ Powertel Inc., Bellevue (United States), Deutsche Telekom granted options on shares of Deutsche Telekom AG in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2006, the number of Deutsche Telekom shares reserved for the stock options granted to T-Mobile USA/Powertel employees and still outstanding was 10,235,269.

Authorized capital.

Deutsche Telekom had the following components of authorized capital as of December 31, 2006:

2004 Authorized capital:

The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to a amount of EUR 2,399,410,734.08 by issuing up to 937,269,818 no par value registered shares against non-cash capital contributions in the period up to May 17, 2009. This authorization may be exercised in full or in one or several partial amounts. The Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders’ preemptive rights when issuing new shares for business combinations or for the acquisition of companies, parts thereof or equity interests in companies, including increasing an existing investment, or other assets eligible for contribution for such acquisitions, including receivables from the Company. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

The Board of Management exercised the authority originally amounting to EUR 2,560,000,000 with the approval of the Supervisory Board in August 2005 and resolved to increase the share capital in the amount of EUR 160,589,265.92 (62,730,182 no par value shares) for the purpose of the merger of T-Online into Deutsche Telekom. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it took effect together with the entry of the merger in the commercial register on June 6, 2006.

When the merger took effect, existing shares in T-Online were exchanged at the ratio agreed in the merger agreement of 25 T-Online shares to 13 Deutsche Telekom shares. This resulted in an increase of issued capital by a total of EUR 161 million. To prevent the merger from increasing the number of shares of Deutsche Telekom AG permanently, the Board of Management of Deutsche Telekom resolved on August 10, 2006 in accordance with the authorizing resolution of the shareholders’ meeting on May 3, 2006 to buy back and retire 62,730,182 shares of the Company (corresponding to the number of new shares issued as a result of the merger of T-Online into Deutsche Telekom). The Supervisory Board approved this share retirement. Between August 14 and August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,269.92, i.e., approximately 1.4 percent of the share capital at that time, were repurchased by the Company at an average price of EUR 11.29 for a total consideration of EUR 708,334,785.39.

2006 Authorized capital:

The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to EUR 38,400,000 by issuing up to 15,000,000 no par value registered shares against cash and/or non-cash contributions in the period up to May 2, 2011. This authorization may be exercised in full or in one or several partial amounts. Shareholders’ preemptive rights are disapplied. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares for the sole purpose of granting employee shares. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

Contingent capital.

Deutsche Telekom had the following components of contingent capital as of December 31, 2006:

Contingent capital I:

The share capital has been contingently increased by up to EUR 82,733,936.64, composed of up to 32,317,944 shares. The contingent capital increase will be implemented only to the extent that

(a) the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 exercise their conversion or option rights; or (b) the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001, who are obligated to convert the convertible bonds, fulfill their conversion obligation. The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations.

The mandatory convertible bond issued in February 2003 on the basis of the Board of Management’s authority to issue convertible bonds and/or bonds with warrants as resolved by the shareholders’ meeting on May 29, 2001 was converted into shares of Deutsche Telekom AG on June 1, 2006. As a result, contingent capital amounting to EUR 499,982,504.96 (as of December 31, 2005) in 2006 decreased by EUR 417,248,568.32 to EUR 82,733,936.64 (as of December 31, 2006). The share capital rose accordingly in the 2006 financial year. The convertible bonds were issued by Deutsche Telekom’s financing company in the Netherlands – Deutsche Telekom International Finance B.V. – and are guaranteed by Deutsche Telekom AG. The securities were issued at par with a coupon of 6.5 percent. As of June 1, 2006, the bonds were converted into shares of Deutsche Telekom AG at the ratio of 3,810.97561 shares per bond (par value: EUR 50,000).

Contingent capital II:

The share capital has been contingently increased by up to EUR 32,326,991.36, composed of up to 12,627,731 new no par value registered shares.

The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 to members of the Board of Management of the Company, to members of second-tier management, and to other executives, managers, and specialists of the Company and to members of the boards of management, members of management, and other executives, managers, and specialists at lower-tier Group entities in Germany and other countries, on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders’ meeting on May 29, 2001. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares shall participate in the profit from the start of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company’s shareholders’ meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year.

53,625 stock options granted under the 2001 Stock Option Plan were exercised in the 2006 financial year. As a result, contingent capital II amounting to EUR 32,464,271.36 (as of December 31, 2005) decreased in 2006 by EUR 137,280.00 (53,625 no par value shares) to EUR 32,326,991.36 (as of December 31, 2006). The share capital rose accordingly in the 2006 financial year.

Contingent capital III:

The share capital has been contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 shares. The contingent capital increase serves exclusively to grant subscription rights to members of the board of management and executives of the Company, as well as board of management members, managing board members and other executives of second- and lower-tier subsidiaries as part of a stock option plan established on the basis of a resolution by the shareholders’ meeting of May 25, 2000. It shall be implemented only to such extent as use is made of those subscription rights. The new shares shall participate in the profit from the start of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company’s shareholders’ meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of the expiration date of July 20, 2005.

Contingent capital IV:

The share capital has been contingently increased by EUR 600,000,000, composed of 234,375,000 no par value shares. The contingent capital increase will be implemented only to the extent that

(a) the holders and creditors of convertible bonds or warrants attached to bonds with warrants to be issued or guaranteed on or before April 25, 2010 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting in April 2005, exercise their conversion or option rights; or (b) those obligated under the convertible bonds or bonds with warrants issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority shareholdings on or before April 25, 2010 on the basis of the authorizing resolution adopted by the shareholders’ meeting in April 2005, fulfill their conversion or option obligation; and (c) the contingent capital is needed to comply with the bond terms.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion or option obligations. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the remaining details of the implementation of the contingent capital increase.

33 Capital reserves.

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of VoiceStream/Powertel instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs. Furthermore, there were additional allocations to capital reserves in 2006 from the exercise of conversion rights by former shareholders of T-Mobile USA/Powertel.

34 Retained earnings including carryforwards.

Retained earnings were impacted in particular by the appropriation of an amount of EUR 5.6 billion in net profit for the prior year, the payment of EUR 3.0 billion in dividends for the 2005 financial year, and the actuarial losses of EUR 0.2 billion.

35 Other comprehensive income.

Other comprehensive income declined year-on-year by EUR 1.2 billion to EUR – 2.3 billion. While the translation of foreign Group entities generated negative exchange rate effects, the remeasurement of the former shareholdings in PTC and the gains from cash flow and net investment hedges had a positive impact.

36 Treasury shares.

Through a resolution by the shareholders’ meeting on May 3, 2006, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,807,790 treasury shares, i.e., up to almost 10 percent of the share capital, until November 2, 2007. This authorization may be exercised in full or in part. The shares can be acquired in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used, with the approval of the Supervisory Board, to list the Company’s shares on foreign stock exchanges, granted, with the approval of the Supervisory Board, to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or equity interests in companies, including increasing an existing investment, retired with the approval of the Supervisory Board, tendered to shareholders on the basis of a subscription offer extended to all shareholders, or, with the approval of the Supervisory Board, disposed of in a manner other than on the stock exchange or tender to all shareholders, used, with the approval of the Supervisory Board, for the fulfillment of conversion or option rights/obligations arising from convertible bonds or bonds with warrants issued by the Company based on the authority resolved by the shareholders’ meeting on April 26, 2005 under item 9 of the agenda or used, with the approval of the Supervisory Board, to service stock options to which holders of T-Online stock options are entitled on the basis of the 2001 Stock Option Plan and which are to be granted to them as a result of the merger of T-Online into Deutsche Telekom, in accordance with the merger agreement dated March 8, 2005. The authorizations described above may be exercised once or repeatedly, individually or in combination, in full or in relation to lesser quantities of shares purchased. The authorization granted to the Board of Management by the shareholders’ meeting on April 26, 2005, to acquire treasury shares, ended when this new authorization took effect on May 3, 2006; the authorizations granted by the shareholders’ meeting resolution of April 26, 2005, on the use of treasury shares acquired remain unaffected.

The 14,630 shares acquired by KfW in 2000 were sold by Deutsche Telekom in February 2006. The amount of the share capital attributable to these shares is EUR 37,452.80, which corresponds to 0.0003 percent of the share capital. The issue price was EUR 13.26 per share.

At 1,881,508 shares, the holding of treasury shares, having changed from last year’s balance sheet date, breaks down as follows:

Number

1999 Employee Stock Purchase Plan

5,185,278

Decrease as a result of the 2000 Employee Stock Purchase Plan

(2,988,980)

Decrease as a result of the 2005 Employee Stock Purchase Plan

(314,790)

Shares acquired from KfW, not yet issued

14,630

Decrease following 2006 sale

(14,630)

1,881,508

Treasury shares are generally carried at cost.

Treasury shares amount to a total of approximately EUR 5 million or 0.04 percent of issued capital.

All treasury shares are held by Deutsche Telekom AG.

37 Minority interest.

Minority interest declined year-on-year by EUR 0.4 billion to EUR 3.1 billion. This was primarily attributable to the minority derecognition as part of the merger of T-Online International AG into Deutsche Telekom AG.

Other disclosures.

38 Notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 14.2 billion in the reporting period, compared with EUR 15.0 billion in the prior year. This decrease is predominantly due to the decline in profit from operations. This effect was partially offset by lower net interest payments and changes in working capital.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 14.3 billion as compared with EUR 10.1 billion in the same period in the previous year. This increase was mainly caused by cash outflows for intangible assets which increased by EUR 2.8 billion and relate primarily to the purchase of FCC licenses at T-Mobile USA for EUR 3.3 billion. In addition, cash inflows from non-current financial assets (disposal of shares) decreased by EUR 1.4 billion. While inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect, Intelsat and DeASat, inflows of only EUR 0.2 billion were recorded in 2006 for the prior sale of shares in Celcom.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 2.1 billion in the reporting period, compared with EUR 8.0 billion in the prior year. This development is mainly attributable to an increase in proceeds from the issue of financial liabilities of EUR 1.4 billion and to a reduction in repayments of current as well as non-current financial liabilities of EUR 5.5 billion; this was partly offset by an increase in dividend payments of EUR 0.3 billion and the share buy-back amounting to EUR 0.7 billion following the merger of T-Online International AG into Deutsche Telekom AG.

Neither the conversion of the mandatory convertible bond (EUR 2.1 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) nor the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) led to a change in cash levels (non-cash transactions). For more detailed information, please refer to the statement of changes in shareholders’ equity and the notes on shareholders’ equity (see Notes 31 to 37).

39 Segment reporting.

Deutsche Telekom reports on Mobile Communications, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services in the primary reporting format. These segments for which reporting is required are strategic business areas which differ in their products and services, their production processes, the profile of their customers, their sales channels and their regulatory environment.

The Mobile Communications strategic business area comprises all activities of T-Mobile International AG & Co. KG as well as other mobile communications activities of Deutsche Telekom in Central and Eastern Europe. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, and Montenegro. The business area also has a subsidiary in Poland (PTC), which has been fully consolidated since November 2006. All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and other companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers (wholesale including resale), and provides upstream telecommunications services for Deutsche Telekom’s other strategic business areas. When the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, T-Online ceased to report as a separate unit; it is now managed as a product brand. For reporting purposes, Broadband/Fixed Network has been broken down into its domestic and international segments since the end of the first six months of 2006. Outside Germany, Broadband/Fixed Network has a presence in both Western and Eastern Europe: In Western Europe, it is represented by subsidiaries in France, Spain, Portugal, Austria, and Switzerland. In Eastern Europe’s markets, the business area has operations primarily in Hungary including Macedonia, Montenegro, Bulgaria and Romania (Magyar Telekom), Croatia (T-Hrvatski Telekom), and Slovakia (Slovak Telekom).

The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized enterprises. T-Systems is represented in over 20 countries by subsidiaries, primarily in Germany and France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands. The service provider offers its customers a full range of information and communication technology (ICT). T-Systems develops integrated ICT solutions on the basis of its extensive expertise in these two areas. For its key accounts, T-Systems develops and operates infrastructure and industry solutions. The business area also offers international outsourcing and takes over responsibility for entire business processes (business process outsourcing), such as payroll accounting. Its offering for small and medium-sized enterprises ranges from low-cost standard products through to high-performance IP-based networks and the development of complete ICT solutions.

Group units and subsidiaries that are not directly allocated to one of the strategic business areas are included in Group Headquarters & Shared Services. Group Headquarters is responsible for strategic management functions across the business areas. All other operating functions not directly related to the strategic business areas’ core business are the responsibility of Shared Services. These consist of the Real Estate Services unit, whose activities include the management and administration of Deutsche Telekom AG’s real estate portfolio; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento, which is responsible for managing surplus staff and employee placement and for creating employment opportunities, including in its own business lines. Shared Services primarily have activities in Germany. Real Estate Services also has operations in Hungary and, since June 2006, in Slovakia offering facility management services. The main Shared Services subsidiaries include DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH, GMG Generalmietgesellschaft mbH, DFMG Deutsche

172

Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, Vivento Customer Services GmbH, and Vivento Technical Services GmbH.

The measurement methods used for Group segment reporting correspond to the accounting policies used in the consolidated financial statements under IFRS. Deutsche Telekom evaluates the segments' performance based on their profit/loss from operations (EBIT) and other factors. The share of profit/loss of associates and joint ventures accounted for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Segment assets and liabilities include all assets and liabilities that are attributable to operations and whose positive or negative results determine profit/loss from operations (EBIT). Segment assets include in particular intangible assets; property, plant and equipment; trade and other receivables; and inventories. Segment liabilities include in particular trade and other payables, and significant provisions. Segment investments include additions to intangible assets and property, plant and equipment.

Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount are reported in this segment's accounts.

Segment assets, segment investments and net revenues are also shown by geographical region in the secondary reporting format. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe segment (excluding Germany) covers the entire European Union and the other countries in Europe. The North America region comprises the United States and Canada. The Other countries segment includes all countries that are not Germany or in Europe (excluding Germany) or North America. Assignment of the segment assets and segment investments to the regions is generally done based on the location of the relevant asset while net revenues are assigned based on the location of the relevant customers.

millions of €		Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method
Mobile Communications	**2006**	**31,308**	**732**	**32,040**	**4,504**	**236**	**(922)**	**80**
	2005*	28,531	921	29,452	3,005	178	(802)	133
	2004*	25,450	1,077	26,527	1,524	111	(1,153)	1,177
Broadband/ Fixed Network	**2006**	**20,635**	**4,050**	**24,685**	**3,307**	**285**	**(155)**	**31**
	2005*	21,731	4,304	26,035	5,142	451	(182)	53
	2004*	22,397	4,615	27,012	5,551	436	(209)	25
Business Customers	**2006**	**9,061**	**3,560**	**12,621**	**(881)**	**61**	**(99)**	**(86)**
	2005*	9,058	3,792	12,850	409	45	(107)	3
	2004*	9,246	3,716	12,962	554	75	(124)	(298)
Group Headquarters & Shared Services	**2006**	**343**	**3,331**	**3,674**	**(2,043)**	**1,107**	**(3,012)**	**(2)**
	2005*	284	3,221	3,505	(840)	1,092	(3,032)	(1)
	2004*	260	3,266	3,526	(1,441)	1,489	(4,006)	27
Reconciliation	**2006**	**-**	**(11,673)**	**(11,673)**	**400**	**(1,392)**	**1,351**	**1**
	2005*	-	(12,238)	(12,238)	(94)	(1,368)	1,324	26
	2004*	-	(12,674)	(12,674)	77	(1,734)	1,835	14
Group	**2006**	**61,347**	**-**	**61,347**	**5,287**	**297**	**(2,837)**	**24**
	2005*	59,604	-	59,604	7,622	398	(2,799)	214
	2004*	57,353	-	57,353	6,265	377	(3,657)	945

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
173

		Segment assets millions of €	Segment liabilities millions of €	Segment investments millions of €	Investments accounted for using the equity method millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Employees[a] number
Mobile Communications	**2006**	**70,087**	**8,233**	**8,432**	**6**	**(5,300)**	**(58)**	**54,124**
	2005[b]	64,984	7,558	6,288	1,599	(4,745)	(1,951)	49,479
	2004[b]	59,359	6,461	3,014	2,260	(3,379)	(3,564)	47,417
Broadband/ Fixed Network	**2006**	**27,323**	**8,202**	**3,292**	**172**	**(3,762)**	**(107)**	**108,956**
	2005[b]	27,757	7,163	3,430	110	(4,026)	(8)	112,872
	2004[b]	28,266	7,942	2,088	269	(4,199)	(200)	115,292
Business Customers	**2006**	**9,088**	**4,761**	**1,199**	**23**	**(925)**	**(7)**	**55,687**
	2005[b]	8,720	3,943	966	18	(885)	(11)	51,744
	2004[b]	8,849	3,730	889	8	(953)	(2)	51,978
Group Headquarters & Shared Services	**2006**	**11,620**	**7,499**	**569**	**2**	**(695)**	**(237)**	**29,713**
	2005[b]	11,125	6,294	600	3	(695)	(233)	29,931
	2004[b]	12,074	5,637	673	67	(784)	(101)	32,872
Reconciliation	**2006**	**(2,841)**	**(2,997)**	**(77)**	**(14)**	**58**	**(1)**	**-**
	2005[b]	(1,675)	(1,597)	(184)	95	60	(3)	-
	2004[b]	(1,757)	(2,154)	(85)	63	56	(1)	-
Group	**2006**	**115,277**	**25,698**	**13,415**	**189**	**(10,624)**	**(410)**	**248,480**
	2005[b]	110,911	23,361	11,100	1,825	(10,291)	(2,206)	244,026
	2004[b]	106,791	21,616	6,579	2,667	(9,259)	(3,868)	247,559

[a] Annual average.
[b] Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

millions of €		Net cash from (used in) operating activities	Net cash from (used in) investing activities	Of which: cash outflows for investments in intangible assets and property, plant and equipment	Net cash from (used in) financing activities
Mobile Communications	**2006**	**8,269**	**(8,457)**	**(8,457)**	**(1,145)**
	2005*	8,117	(4,537)	(5,669)	(3,957)
	2004*	7,543	(2,227)	(3,197)	(2,998)
Broadband/ Fixed Network	**2006**	**8,662**	**(2,398)**	**(3,289)**	**(4,795)**
	2005*	9,289	(2,025)	(3,274)	(5,903)
	2004*	11,600	(2,021)	(2,226)	(5,797)
Business Customers	**2006**	**738**	**(1,446)**	**(1,010)**	**511**
	2005*	1,420	(951)	(786)	(824)
	2004*	1,400	(921)	(763)	(769)
Group Headquarters & Shared Services	**2006**	**3,207**	**(3,888)**	**(483)**	**(1,825)**
	2005*	4,014	(1,414)	(456)	(6,589)
	2004*	3,652	1,135	(518)	(11,161)
Reconciliation	**2006**	**(6,681)**	**1,911**	**(20)**	**5,193**
	2005*	(7,842)	(1,131)	50	9,234
	2004*	(7,475)	(467)	67	7,844
Group	**2006**	**14,195**	**(14,278)**	**(13,259)**	**(2,061)**
	2005*	14,998	(10,058)	(10,135)	(8,039)
	2004*	16,720	(4,501)	(6,637)	(12,881)

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

174

Reconciliation of profit from operations.

millions of €	2006	2005*	2004*
Profit from operations (EBIT)	**5,287**	**7,622**	**6,265**
Loss from financial activities	(2,683)	(1,403)	(2,695)
Income taxes	970	(198)	(1,552)
Profit after income taxes	**3,574**	**6,021**	**2,018**

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Reconciliation of segment assets and segment liabilities.

millions of €	Dec. 31, 2006	Dec. 31, 2005*	Dec. 31, 2004*
Segment assets	**115,277**	**110,911**	**106,791**
Cash and cash equivalents	2,765	4,975	8,005
Current recoverable income taxes	643	613	317
Other current financial assets (excluding receivables from suppliers)	1,677	1,225	1,150
Investments accounted for using the equity method	189	1,825	2,667
Other non-current financial assets (excluding receivables from suppliers)	657	779	1,636
Deferred tax assets	8,952	8,140	4,912
Assets in accordance with the consolidated balance sheet	**130,160**	**128,468**	**125,478**
Segment liabilities	**25,698**	**23,361**	**21,616**
Current financial liabilities	7,374	10,139	12,385
Income tax liabilities	536	1,358	1,049
Non-current financial liabilities	38,799	36,347	38,498
Deferred tax liabilities	8,083	8,331	5,948
Other liabilities	0	333	470
Liabilities in accordance with the consolidated balance sheet	**80,490**	**79,869**	**79,966**

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Segments by geographic area.

millions of €	Segment assets			Segment investments			Net revenue		
	2006	2005*	2004*	2006	2005*	2004*	2006	2005*	2004*
Germany	52,408	53,517	55,843	5,383	4,618	3,431	32,460	34,183	34,741
Europe (excluding Germany)	29,620	24,228	25,865	2,806	1,983	1,756	14,823	13,272	12,952
North America	33,205	33,116	25,035	5,216	4,488	1,373	13,700	11,858	9,301
Other countries	44	50	48	10	11	19	364	291	359
Group	**115,277**	**110,911**	**106,791**	**13,415**	**11,100**	**6,579**	**61,347**	**59,604**	**57,353**

* Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

40 Contingencies and other financial obligations.

Contingencies.

millions of € Dec. 31, Dec. 31,

2006 2005

Contingent liabilities relating to lawsuits and other proceedings 178 6 Contingent liabilities relating to guarantees and bills issued 0 36 Other contingent liabilities 6 6

184 48

Contingent liabilities relating to lawsuits and other proceedings include liabilities that on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the balance sheet. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the financial position and results of operations of the Group.

Other financial obligations.

millions of € Dec. 31, Dec. 31,

2006 2005

Obligations arising from rental agreements and leases, including non-cancelable operating leases 20,247 20,335 Present value of payments to special pension fund 8,300 7,900 Purchase commitments and similar obligations 3,501 3,507 Purchase commitments for interests in other companies 94 1,802 Miscellaneous other obligations 125 144

32,267 33,688

The year-on-year decrease of EUR 88 million in obligations arising from rental agreements and leases, including non-cancelable operating leases, is mainly the result of two offsetting effects: On the one hand, the obligations declined as a result of the negative exchange rate trend of the U.S. dollar; on the other, additional leasing obligations were entered into, in particular at T-Mobile USA relating to telecommunications networks.

The present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the PTNeuOG amounted to EUR 8.3 billion at December 31, 2006 (please refer to explanations under Note 29).

The purchase commitments primarily relate to obligations from firm purchase contracts and similar obligations.

The decrease in purchase commitments for interests in other companies is attributable in particular to the payment of purchase commitments for the acquisition of tele.ring (EUR 1.3 billion) and gedas (EUR 0.4 billion), both of which were acquired in 2006.

176

41 Disclosures on leases.

Deutsche Telekom as lessee.
Finance leases.
Beneficial ownership of leased assets is attributed to the lessee provided that this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The finance lease transactions of the Deutsche Telekom Group are mainly related to long-term rental and lease agreements for office buildings. In this context, the lease term is usually up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the reporting date:

millions of €	Dec. 31, 2006	Of which: sale and leaseback transactions	Dec. 31, 2005	Of which: sale and leaseback transactions
Intangible assets	1	0	4	0
Land and buildings	1,283	740	1,318	788
Technical equipment and machinery	171	0	246	0
Other equipment, operating and office equipment	41	21	36	29
Net carrying amounts of leased assets capitalized	1,496	761	1,604	817

Payment obligations arising from finance leases as of the reporting date are recognized as liabilities at the present value of future minimum lease payments. In subsequent years, the liability decreases by the amount of lease payments made to the lessors. The interest component of the payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

millions of €	December 31, 2006					
	Minimum lease payments		Interest component		Present values	
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Maturity						
Within 1 year	337	119	131	74	206	45
In 1 to 3 years	452	221	235	137	217	84
In 3 to 5 years	376	208	212	125	164	83
After 5 years	1,959	1,173	763	494	1,196	679
Total	3,124	1,721	1,341	830	1,783	891

millions of €	December 31, 2005					
	Minimum lease payments		Interest component		Present values	
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Maturity						
Within 1 year	338	105	144	74	194	31
In 1 to 3 years	576	231	298	141	278	90
In 3 to 5 years	352	203	209	130	143	73
After 5 years	2,054	1,270	813	551	1,241	719
Total	3,320	1,809	1,464	896	1,856	913

Operating leases.

Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. Deutsche Telekom’s obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The operating lease expenses recognized in profit or loss amount to EUR 1.6 billion as of the end of 2006 (2005: EUR 1.6 billion; 2004: EUR 1.4 billion). The following table provides a breakdown of the amounts of future operating lease liabilities:

millions of €

Dec. 31, 2006

Dec. 31, 2005

Maturity

Within 1 year

2,158

1,738

In 1 to 3 years

3,643

3,195

In 3 to 5 years

2,695

2,665

After 5 years

11,751

12,737

Total

20,247

20,335

For detailed explanations, please refer to Note 40.

Deutsche Telekom as lessor. Finance leases.

Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. A receivable is recognized in the amount of the present value of the minimum lease payments. The present value of minimum lease payments from finance leases is determined as shown in the following table:

millions of €

Dec. 31, 2006

Dec. 31, 2005

Total gross investment

308

349

Unearned finance income

(27)

(36)

Net investment in the lease

281

313

Present value of the residual value

0

0

Present value of the minimum lease payments

281

313

Total gross investment in leases and present values of minimum lease payments receivable at the respective reporting dates are disclosed in the summary below:

millions of €

Dec. 31, 2006

Dec. 31, 2005

Total gross investment

Present value of the minimum lease payments

Total gross investment

Present value of the minimum lease payments

Maturity

Within 1 year

114

102

162

143

In 1 to 3 years

135

124

156

141

In 3 to 5 years

32

29

29

27

After 5 years

27

26

2

2

Total

308

281

349

313

Accumulated allowance for uncollectible minimum lease payments receivable was not recorded.

Operating leases.

Deutsche Telekom acts as lessor in connection with operating leases, which mainly relate to the rental of building space and radio towers. The leases have an average term of ten years. The following table provides a breakdown of future minimum lease payments arising from non-cancelable operating leases:

millions of €

Dec. 31, 2006

Dec. 31, 2005

Maturity

Within 1 year

161

147

In 1 to 3 years

202

167

In 3 to 5 years

135

108

After 5 years

340

257

Total

838

679

178

Agreements that are not leases in substance.
In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in/lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). These agreements were concluded with a total of seven U.S. trusts, each backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising from the principal lease agreement are transferred to T-Mobile Deutschland. In this case, T-Mobile would be both parties to the principal lease agreement, meaning that this agreement would expire as a result of a confusion of rights.

42 Stock-based compensation plans.

Stock option plans.
The following table provides an overview of all existing stock option plans of Deutsche Telekom AG, T-Online International AG (prior to its merger into Deutsche Telekom AG), T-Mobile USA and Magyar Telekom:

Entity	Plan	Year of issuance	Stock options granted (thousands)	Vesting period (years)	Contractual term (years)	Weighted exercise price	Share price at grant date	Maximum price for SARs	Notes	Classification/ accounting treatment
Deutsche Telekom AG	SOP 2001	2001	8,221	2 - 3	10	€ 30.00	€ 19.10			Equity-settled
		2002	3,928	2 - 3	10	€ 12.36	€ 10.30			Equity-settled
	SARs	2001	165	2 - 3	10	€ 30.00	€ 19.10	€ 50.00		Cash-settled
		2002	3	2 - 3	10	€ 12.36	€ 10.30	€ 20.60		Cash-settled
T-Online International AG	SOP 2001	2001	2,369	2 - 3	10	€ 10.35	€ 8.28			Cash-settled
		2002	2,067	2 - 6	10	€ 10.26	€ 8.21			Cash-settled
T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	USD 15.36				Equity-settled
		2002	5,964	up to 4	max. 10	USD 13.35				Equity-settled
		2003	865	up to 4	max. 10	USD 12.86				Equity-settled
	Powertel	2001	5,323	up to 4	max. 10	USD 20.04				Equity-settled
	T-Mobile USA/ Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity-settled
Magyar Telekom	SOP 2002	2002	3,964	1 - 3	5	HUF 933 or HUF 950	HUF 833			Equity-settled

During the 2006 exercise period, the average share price of Deutsche Telekom AG shares was EUR 13.01 and the average share price of Magyar Telekom shares was HUF 927.97.

Supplemental information on the stock option plans. Deutsche Telekom AG.

In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 und 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

For the 2001 Stock Option Plan, the shareholders’ meeting in May 2001 resolved to increase the share capital of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no par value registered shares. This contingent capital increase was exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management and other executives and specialists of the Company and its subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan.

50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a vesting period of three years, starting from the day on which the options are granted. All options are vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary’s heirs.

The exercise price payable upon exercise of the options granted serves as the performance target. The exercise price per share is 120 percent of the reference price, which corresponds to the higher of the non-weighted average closing prices of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant date of the options and the closing price of Deutsche Telekom shares on the grant date of the options.

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount instead of issuing new shares.

The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2006, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 (based on a reference price of EUR 25.00) to the beneficiaries of the stock option plan on the basis of a resolution adopted by the shareholders’ meeting in May 2001. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the stock option plan on the basis of a resolution adopted by the shareholders’ meeting in May 2001. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date, based upon which the exercise price was calculated, was EUR 10.30 per share. The term of the options runs until July 14, 2012.

At the time they were granted, the options of the 2001 and 2002 tranches of the stock option plan had a fair value of EUR 4.87 and EUR 3.79 respectively.

The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital.

180

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

Deutsche Telekom AG	SOP 2001		SARs	
	Stock options (thousands)	Weighted average exercise price (€)	SARs	Weighted average exercise price (€)
Stock options outstanding at Jan. 1, 2006	**11,096**	**24.59**	**150,785**	**29.78**
Of which: exercisable	11,096	24.59	150,785	29.78
Granted	0	-	0	-
Exercised	53	12.36	0	-
Forfeited	253	25.98	2,145	30.00
Stock options outstanding at Dec. 31, 2006	**10,790**	**24.62**	**148,640**	**29.78**
Of which: exercisable	10,790	24.62	148,640	29.78
Supplemental information for 2006				
Remaining contractual life of options outstanding at end of period (years, weighted)	4.9		4.6	
Expected remaining life of options outstanding at end of period (years, weighted)	4.9		4.6	

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2006) are as follows:

Deutsche Telekom AG	Options outstanding as of Dec. 31, 2006			Options exercisable as of Dec. 31, 2006	
Range of exercise prices (€)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)	Number (thousands)	Weighted average exercise price (€)
10 - 20	3,290	5.5	12.36	3,290	12.36
21 - 40	7,500	4.6	30.00	7,500	30.00
10 - 40	**10,790**	**4.9**	**24.62**	**10,790**	**24.62**

T-Online International AG

(prior to the merger into Deutsche Telekom AG).

In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. The shareholders’ meeting on May 30, 2001 contingently increased the share capital of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These included directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group entities within and outside Germany in which T-Online International AG directly or indirectly held a majority shareholding.

The stock option plan was structured as a premium-priced plan with the exercise price serving as a performance target. The exercise price per share was 125 percent of the reference price, which corresponded to the non-weighted average closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant date.

The exercise rules specified that 50 percent of the options granted were only exercisable after a vesting period of two years - calculated from the grant date of the options. The remaining 50 percent of the options granted to each beneficiary could be exercised at the earliest following the end of a vesting period of three years, starting from the day on which the options were granted. The options had a life of ten years from the date on which they were granted. All options had been vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary’s heirs.

Preemptive rights were issued in annual tranches for the years 2001 and 2002. On August 13, 2001, 2,369,655 options were granted in the first tranche on the basis of a resolution adopted by the shareholders’ meeting in May 2001 at an exercise price of EUR 10.35. The options are forfeited without replacement or compensation on August 12, 2011 at the latest. A further 2,067,460 options were granted in the second tranche on July 15, 2002 at an exercise price of EUR 10.26. The options granted in the second tranche are forfeited without replacement or compensation on July 14, 2012 at the latest.

The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital II.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG granted rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for under the merger agreement and the option terms and conditions.

The table below shows the changes in outstanding options issued by T-Online International AG:

T-Online International AG SOP 2001

Stock options Weighted average exercise price (thousands) (€)

Stock options outstanding at Jan. 1, 2006 3,551 10.30

Of which: exercisable 3,518 10.31 Granted 0 –Exercised 0 –Forfeited 159 10.31

Stock options outstanding at Dec. 31, 2006 3,392 10.30

Of which: exercisable 3,374 10.30

T-Mobile USA.

Before its acquisition on May 31, 2001, T-Mobile USA (formerly Voice-Stream) had granted stock options to its employees under the 1999 Management Incentive Stock Option Plan (MISOP). On May 31, 2001, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per T-Mobile USA ordinary share divided by 3.7647.

The MISOP provides for the issue of up to 8 million Deutsche Telekom ordinary shares, either as non-qualified stock options or as incentive stock options, plus the number of ordinary shares deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to ten years.

The plan has now expired and no more options can be issued. A total of 10,234,000 were still outstanding at December 31, 2006.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per Powertel ordinary share divided by 2.6353. No further options were granted under any other Powertel stock option plans. The plan was combined with the T-Mobile USA plan on January 1, 2004. At December 31, 2006, 7,233,000 shares were available for outstanding options of the converted stock option plans of T-Mobile USA.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA

Stock options

Weighted average exercise price

(thousands)

(USD)

Stock options outstanding at Jan. 1, 2006

13,848

20.36

Of which: exercisable

12,455

21.15

Granted

0

–

Exercised

1,486

16.71

Forfeited

2,128

27.89

Expired

0

–

Stock options outstanding at Dec. 31, 2006

10,234

20.39

Of which: exercisable

10,073

20.50

Supplemental information for 2006

Remaining contractual life of options outstanding at end of period (years, weighted)

4.0

Expected remaining life of options outstanding at end of period (years, weighted)

2.8

CONSOLIDATED FINANCIAL STATEMENTS
Notes
183

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2006) are as follows:

T-Mobile USA	Options outstanding as of Dec. 31, 2006			Options exercisable as of Dec. 31, 2006	
Range of exercise prices (USD)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)	Number (thousands)	Weighted average exercise price (USD)
0.02 – 3.79	405	2.6	2.41	405	2.41
3.80 – 7.59	311	2.8	4.96	311	4.96
7.60 – 11.39	560	1.6	8.24	550	8.19
11.40 – 15.19	2,840	5.2	13.29	2,714	13.32
15.20 – 18.99	34	2.7	17.15	34	17.15
19.00 – 22.79	59	6.4	19.30	34	19.36
22.80 – 26.59	2,904	4.2	23.25	2,904	23.25
26.60 – 30.39	2,058	3.4	29.46	2,058	29.46
30.40 – 34.19	903	3.5	31.02	903	31.02
34.20 – 38.00	160	3.1	36.99	160	36.99
0.02 – 38.00	10,234	4.0	20.39	10,073	20.50

Magyar Telekom (formerly MATÁV). 2002 Stock Option Plan.
On April 26, 2002, the shareholders' meeting of Magyar Telekom approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders' meeting of Magyar Telekom authorized Magyar Telekom's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, Magyar Telekom granted 3,964,600 stock options to participants in its stock option plan implemented on the basis of a shareholders' resolution adopted in April 2002. The options of the first of three equal tranches were granted at an exercise price of HUF 933 (exercisable between July 1, 2003 and the forfeiture date of the options) and the options of the second and third tranches at an exercise price of HUF 950 (exercisable between July 1, 2004 or July 1, 2005 and the forfeiture date of the options). The closing price of Magyar Telekom common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

No more stock options were issued from the Magyar Telekom stock option plan after those granted in 2002. The plan was ended prematurely in 2003.

The following table provides an overview of the development of Magyar Telekom stock options:

Magyar Telekom	SOP 2002	
	Stock options (thousands)	Weighted average exercise price (HUF)
Stock options outstanding at Jan. 1, 2006	**1,929**	**944.00**
Of which: exercisable	1,929	944.00
Granted	0	–
Exercised	539	944.00
Forfeited	83	944.00
Stock options outstanding at Dec. 31, 2006	**1,307**	**944.00**
Of which: exercisable	1,307	944.00
Supplemental information for 2006		
Remaining contractual life of options outstanding at end of period (years, weighted)	0.5	
Expected remaining life of options outstanding at end of period (years, weighted)	0.5

184

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2006) are as follows:

Magyar Telekom					
	Options outstanding as of Dec. 31, 2006			Options exercisable as of Dec. 31, 2006	
Range of exercise prices (HUF)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (HUF)	Number (thousands)	Weighted average exercise price (HUF)
933 – 950	1,307	0.5	944.00	1,307	944.00

Mid-Term Incentive Plan (MTIP) / Long-Term Incentive Plan (LTIP).
Deutsche Telekom AG.
Mid-Term Incentive Plan 2004/2005/2006.
In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and other beneficiaries mainly from the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders.

The MTIP as a revolving plan launched annually for five years takes the form of a compensation component with long-term incentives. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets.

The ambitiousness and strategic relevance of the performance targets are reviewed and adjusted if necessary prior to each new rolling issue of the MTIP. The nature or thresholds of the performance targets cannot be changed once the plan has begun.

The MTIP is a cash-based plan pegged to two equally weighted, share-based performance parameters – one absolute and one relative. If both performance targets are achieved, then the total amount earmarked as an award to the beneficiaries by the respective employers is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG's Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payment will be made to the beneficiaries.

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom's share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan.

The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones EURO STOXX Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EURO STOXX Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

The annual reviews of performance targets referred to above have not brought about any changes. The aforementioned targets have therefore been applied to all plans issued to date.

The MTIP 2004 came into effect in 2004; the MTIP 2005 came into effect in 2005. The plans each have a term of three years. The plans have maximum budgets of EUR 80 million and EUR 83 million, respectively. The proportionate amount to be expensed and recognized as a provision is calculated based on a Monte Carlo simulation.

The starting price for the absolute performance target of the MTIP 2004 is EUR 14.08 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period before the end of the plan. For the MTIP 2005, the relevant starting price is EUR 16.43, and the absolute performance target EUR 21.36. The starting value of the index for the relative performance target is 317.95 points for the MTIP 2004 and 358.99 points for the MTIP 2005. The starting value of the total return of Deutsche Telekom shares corresponds to the share price prior to the beginning of the plan (EUR 14.08 for the MTIP 2004, and EUR 16.43 for the MTIP 2005).

The MTIP 2006 became effective on January 1, 2006. The plan has a term of three years. The plan has a maximum budget of EUR 85.5 million.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
185

The starting price for the absolute performance target of the MTIP 2006 is EUR 14.00 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 18.20 is reached during the defined period before the end of the plan.

The starting value of the index for the relative performance target of the MTIP 2006 is 452.02 points and the starting value of the total return of the Deutsche Telekom share is EUR 14.00.

T-Online International AG
(prior to the merger into Deutsche Telekom AG).
Mid-Term Incentive Plan 2004/2005/2006.
T-Online's MTIP was also based on the same conditions as Deutsche Telekom AG's MTIP, with the exception that performance was measured in terms of the development of T-Online's shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. These plans were adjusted to those of Deutsche Telekom AG.

T-Mobile USA.
Mid-Term Incentive Plan 2004/2005/2006.
T-Mobile USA's MTIP is based on the same terms and conditions as Deutsche Telekom AG's MTIP.

Long-Term Incentive Plan 2004/2005/2006.
In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons. The LTIP set up in 2006 takes into consideration customer growth and the development of the company's performance, based on certain defined financial criteria.

T-Mobile UK.
Mid-Term Incentive Plan 2004/2005/2006.
The MTIP (2004 – 2006) set up by T-Mobile UK (T-Mobile UK Ltd./T-Mobile International UK Ltd.) is also based on the same terms and conditions as Deutsche Telekom AG's MTIP. In addition to the two performance targets of Deutsche Telekom AG, however, this plan introduced a third target for a defined group of participants in the years 2004 and 2005, which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

In 2006, T-Mobile UK (T-Mobile UK Ltd. /T-Mobile International UK Ltd.) established a non-recurring incentive scheme (cash plan) with a term of two years (January 1, 2006 through December 31, 2007).

This scheme is open to all members of staff employed with one of the aforementioned companies during the term of the plan.

Upon achievement of certain targets (at the end of 2006/2007) for service revenue and EBITDA (at T-Mobile UK Ltd.) or total costs and EBITDA (at T-Mobile International UK Ltd.), amounts are paid into a bonus fund in accordance with a given matrix. The bonus fund built up over the two years of the plan, 2006 and 2007, will be paid out to the employees after the end of the plan (December 31, 2007) in line with the defined allocation ratios (as a percentage of basic salary).

Magyar Telekom (formerly MATÁV).
Mid-Term Incentive Plan 2004/2005/2006.
Magyar Telekom's MTIP is also based on the same terms and conditions as Deutsche Telekom AG's MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom's shares and the Dow Jones EURO STOXX Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom's share price has risen by at least 35 percent compared with Magyar Telekom's share price at the beginning of the plan.

Polska Telefonia Cyfrowa (PTC).
Long-Term Incentive Plan 2004/2005/2006.
As of November 1, 2006, Deutsche Telekom included the Polish mobile services provider Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in the consolidated financial statements for the first time.

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company's shareholder value. The LTIP is generally open to high-performers at management levels I through III. Participants in the plans are selected individually by the management of PTC.

Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The plans for 2004 – 2006 and 2005 – 2007 are currently running; the 2006 – 2008 plan is subject to approval by the company's supervisory board.

The following table provides an overview of the effects of all MTIPs and LTIPs in the 2006, 2005 and 2004 financial years:

millions of €	2006	2005	2004
Provisions (at end of period)	43	39	18
Personnel costs	15	30	24

43 Risk management and financial derivatives.

Principles of risk management.

Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty’s rating.

The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the extent and the amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks.

Deutsche Telekom is exposed to currency risks from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group’s cash flows. Foreign-currency risks that do not influence the Group’s cash flows (i.e., the risks resulting from the translation of assets and liabilities of foreign operations into the Group’s reporting currency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign-currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk exposure exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. If the risk exposure is below EUR 100 million, Group Treasury performs the currency hedging itself. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes. Treasury hedges these risks in full. Cross-currency swaps and currency derivatives are used to convert financial obligations and intragroup loans denominated in foreign currencies into the Group entities’ functional currencies.

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japa-nese yen, sterling, U.S. dollars and Polish zlotys. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom’s exchange rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the provision of subscriber lines for the international calls of Deutsche Telekom’s customers in Germany, plus payments for the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Deutsche Telekom has financial instruments.

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, liabilities arising from ABS transactions, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange rate fluctuations therefore have no effects on profit or loss, or shareholders’ equity.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders’ equity either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments also do not have any currency effects.

Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Exchange rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders’ equity and the fair value of these hedging transactions. Others are currency derivatives that are neither part of one of the hedges defined in IAS 39 nor part of a natural hedge. These derivatives are used to hedge planned transactions. Exchange rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

If the euro had gained (lost) 10 percent against the U.S. dollar at December 31, 2006, the hedging reserve in shareholders’ equity and the fair value of the hedging instruments would have been EUR 125 million lower (higher) (December 31, 2005: EUR 68 million higher (lower)).

If the euro had gained (lost) 10 percent against all currencies at December 31, 2006, other financial income and the fair value of the hedging instruments would have been EUR 29 million higher (lower) (December 31, 2005: EUR 3 million lower (higher)). The hypothetical effect on profit or loss of EUR +29 million results from the currency sensitivities EUR/USD: EUR –14 million; EUR /AED: EUR +1 million; EUR/GBP: EUR +8 million; EUR/HUF: EUR +8 million; EUR/PLN: EUR +22 million; EUR/SKK: EUR +4 million.

Interest rate risks.

Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone, in the United Kingdom, and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net financial liabilities denominated in euros, sterling, and U.S. dollars separately. Once a year, the Board of Management stipulates the desired mix of fixed- and variable-interest net financial liabilities for a future period of three years. Taking account of the Group’s existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 66 percent (2005: 67 percent) of the net financial liabilities in 2006 denominated in euros, 60 percent (2005: 80 percent) of those denominated in sterling, and 61 percent (2005: 85 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders’ equity. The interest rate sensitivity analyses are based on the following assumptions:

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are also not exposed to interest rate risk.

Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders’ equity and are therefore taken into consideration in the equity-related sensitivity calculations.

Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of income-related sensitivities.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect other financial income or expense (net gain/loss from remeasurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

If the market interest rates had been 100 basis points higher (lower) at December 31, 2006, profit or loss would have been EUR 254 million (December 31, 2005: EUR 158 million) lower (higher). The hypothetical effect of EUR -254 million on income results from the potential effects of EUR -206 million from interest rate derivatives and EUR -48 million from non-derivative, variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2006, shareholders’ equity would have been EUR 27 million higher (lower).

Other price risks.

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2006, Deutsche Telekom did not hold any material investments to be classified as “available-for-sale.”

Credit risks.

Deutsche Telekom is exposed to credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least a credit rating of BBB+/Baa1, in connection with an operational management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through individual and collective impairments.

In the course of ABS transactions, receivables from the bulk business are managed separately. A security margin is provided as a cash reserve for the credit risk. The percentage of the provision for the credit risk has been statistically proven to be stable. A statement of the actual loan losses is prepared periodically and any excess payments to the cash reserve are refunded.

The solvency of the business with key accounts, in particular international carriers, is monitored separately. In terms of the overall risk exposure from credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet, including derivatives with positive market values. Except for the collateral agreements mentioned in Note 24, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 216 million had been pledged as of the reporting date.

Liquidity risks.

See Note 25.

Hedge accounting. Fair value hedges.

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2006 and 2005 financial years. Fixed-income bonds denominated in EUR, USD, and GBP were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor, or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is prospectively tested using the critical terms match method set out in IAS 39.AG108. An effectiveness test is carried out retrospectively at each balance sheet date using either the dollar-offset method or statistical methods in the form of a regression analysis. The dollar-offset method compares past changes in the fair value of the hedged item expressed in currency units with past changes in the fair values of the interest rate swaps expressed in currency units. The changes in the fair value of the two transactions are calculated on the basis of the outstanding cash flows at the beginning and end of the test period and are adjusted for accrued interest. All hedging relationships were effective within the range of the ratios of the two past changes in value (between 80 and 125 percent) as specified in IAS 39. When the effectiveness was being measured, the change in the credit spread was not taken into account for calculating the change in the fair value of the hedged item. The statistical method involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between – 0.85 and – 1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (see table in the Derivatives section), Deutsche Telekom had designated interest rate derivatives in a net amount of EUR – 1 million (2005: EUR + 149 million) as fair value hedges as of December 31, 2006. The remeasurement of the hedged items results in gains of EUR 124 million being recorded in other financial income in the 2006 financial year (2005: EUR 68 million); the changes in the fair values of the hedging transactions result in losses of EUR 126 million (2005: EUR 67 million) being recorded in other financial income.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
189

Cash flow hedges – interest rate risks.
In the 2006 financial year, Deutsche Telekom entered into a variable-interest EUR bond EUR forward payer interest rate swap (receive variable, pay fixed) to hedge the cash flow risk. Variable-interest bonds denominated in EUR were designated as the hedged items. The changes in the cash flows of the hedged items resulting from changes in the Euribor swap rate are offset against the changes in the cash flows of the interest rate swaps. The aim of this hedging is to transform the variable-interest bonds into fixed-income debt, thus hedging the cash flows of the financial liabilities. Credit risks are not part of the hedging.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Start	End	Nominal volume millions of €	Reference rate
January 5, 2007	March 5, 2009	100	3-month Euribor
January 8, 2007	December 8, 2009	500	3-month Euribor
January 17, 2007	August 17, 2009	500	3-month Euribor

The effectiveness of the hedging relationship is prospectively tested using the critical terms match method set out in IAS 39.AG108. An effectiveness test is carried out retrospectively at each balance sheet date using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when $R^2 > 0.96$ and, depending on the actual realization of R^2, factor b has a value between – 0.85 and – 1.17. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (see table in the Derivatives section), Deutsche Telekom had designated interest rate derivatives amounting to EUR 13 million as hedging instruments in cash flow hedges as of December 31, 2006. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in gains of EUR 13 million being recorded in the revaluation reserve in the 2006 financial year.

Cash flow hedges – currency risks.
In 2006 and 2005, Deutsche Telekom designated "forward purchase U.S. dollar/sell in EUR" currency derivatives as cash flow hedges to hedge the amount translated into EUR payable for contractually fixed payments denominated in U.S. dollars.

These are hedges of unrecognized firm commitments against foreign-currency risks arising from spot rate changes. The hedged items designated in 2006 and 2005 were highly probable U.S. dollar payments for software licenses.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Nominal amount (millions of USD)	Maturity
10	January 15, 2007
8	February 1, 2007
10	January 15, 2008
8	February 1, 2008
36	

Additionally, the Company in 2006 and 2005 entered into hedges of future interest payments denominated in U.S. dollars resulting from recognized liabilities against foreign-currency risks arising from spot rate changes. The hedged items designated were interest payments from bonds denominated in U.S. dollars.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Nominal amount (millions of USD)	Maturity
115	2007 – 2009
100	2010 – 2015
74	2016 – 2020
74	2021 – 2025
67	2026 – 2030
430	

In 2006, the Company also entered into hedges of other future interest payments denominated in U.S. dollars resulting from recognized liabilities against foreign-currency risks arising from spot rate changes. The hedged items designated were interest payments from bonds denominated in U.S. dollars.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Nominal amount (millions of USD)	Maturity
164	2007 – 2009
360	2010 – 2015
271	2016 – 2020
271	2021 – 2025
280	2026 – 2032
1,346	

The objective of this hedging is to eliminate the risk from U.S. dollar interest payments as a result of exchange rate movements. Any unused amounts will be rolled forward to the next interest payment date.

190

The effectiveness of the hedging relationship is determined prospectively using the critical terms match method set out in IAS 39.AG108. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedged item and the hedging instrument attributable to spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 percent, the hedge is effective.

In the 2006 financial year, losses totaling EUR 66 million (2005: gains of EUR 106 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 7 million (2005: gains of EUR 29 million; losses of EUR 1 million) recognized in shareholders' equity in 2005 were transferred to other financial income/expense in the 2006 financial year. Deutsche Telekom expects that, within the next twelve months, gains recognized in equity (hedging reserve) in the amount of EUR 1 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives shows (see table in the Derivatives section), Deutsche Telekom had currency forwards in a net amount of EUR – 55 million (2005: EUR – 32 million) designated as hedging instruments for cash flow hedges as of December 31, 2006.

Net investment hedge.
Deutsche Telekom hedged repayable preferred stock of T-Mobile USA amounting to USD 5,000 million against foreign-currency risks in 2006 and 2005 using fixed-income U.S. dollar bonds and currency derivatives. The interests in T-Mobile USA (hedged item) constitute a net investment in a foreign operation. The aim of the hedging was to eliminate the risk from a potential repayment of the interests resulting from exchange rate fluctuations.

The effectiveness of the hedging relationship was tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the U.S. dollar bonds since the inception of the hedge resulting from spot rate changes are compared with the proportionate changes in the value of the interests due to changes in the spot rate. The prospective effectiveness test is carried out using the critical terms match method set out in IAS 39.AG108. As both the nominal volumes and currencies of the hedged item and the hedging transaction were the same, a high level of effectiveness was expected from the hedging relationship.

In 2006, gains from spot rate changes of the U.S. dollar bonds amounting to EUR 432 million (2005: losses of EUR 584 million) were taken directly to equity (hedging reserve). The U.S. dollar bonds designated as hedging instruments for net investment hedges had a market value of EUR 5,232 million as of December 29, 2006 (market value as of December 31, 2005: EUR 4,945 million). On December 29, 2006, the repayable preferred stock was converted into ordinary shares and the hedging relationship de-designated at the same time. In accordance with IAS 39.102, the amount of EUR 1,292 million recorded in shareholders' equity (hedging reserve) as of December 31, 2006 will not be reclassified to the income statement until the investment in T-Mobile USA is sold.

Furthermore, loans amounting to a nominal volume of USD 4,030 million were designated as hedging instruments in the 2005 financial year as part of the hedging of the net investment in T-Mobile USA. The prospective and retrospective effectiveness was determined in line with the method described above. Losses of EUR 59 million (hedging reserve) were charged to equity in connection with this hedge; this amount will be transferred to other financial income or expense upon discontinuation of the hedged item. This hedge was de-designated as of April 30, 2005.

Derivatives.
The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge, net investment hedge) or not. Other derivatives can also be embedded (i.e., a component of a hybrid instrument that contains a non-derivative host contract).

millions of €	Net carrying amounts Dec. 31, 2006	Net carrying amounts Dec. 31, 2005
Assets		
Interest rate swaps		
– Held for trading	100	205
– In connection with fair value hedges	64	151
– In connection with cash flow hedges	13	0
Currency forwards/currency swaps		
– Held for trading	3	18
– In connection with cash flow hedges	3	0
Cross-currency swaps held for trading	176	53
Embedded derivatives	0	18
Liabilities and shareholders' equity		
Interest rate swaps		
– Held for trading	154	311
– In connection with fair value hedges	65	2
Currency forwards/currency swaps		
– Held for trading	20	14
– In connection with cash flow hedges	58	32
Cross-currency swaps held for trading	245	308
Embedded derivatives	20	11

44 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 31.70 percent (2005: 37.49 percent) of the share capital of Deutsche Telekom AG. The Federal Republic represents a solid majority at the shareholders’ meeting despite its minority shareholding due to the average attendance at the latter. The Federal Republic of Germany has a significant influence on Deutsche Telekom AG, and is thus deemed to be a related party to Deutsche Telekom AG.

Federal Republic of Germany.

The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency also carries on the Civil Service Health Insurance Fund (Postbeamten krankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost – VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2006 financial year, Deutsche Telekom made payments in the amount of EUR 53 million (2005: EUR 49 million; 2004: EUR 55 million).

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenues.

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out two loans for GBP 150 million each with KfW Bankengruppe. The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating. The loans have remaining lives of one and three years, respectively.

Deutsche Post World Net.

In the 2006 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.6 billion (2005: EUR 0.7 billion; 2004: EUR 0.7 billion) from Deutsche Post World Net. These mainly relate to postage charges for letters and packages. In the same period, the Deutsche Post World Net group of companies purchased goods and services totaling EUR 0.3 billion (2005: EUR 0.4 billion; 2004: EUR 0.4 billion) from Deutsche Telekom. This amount primarily comprises IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. This line of credit was not utilized at the end of the year.

Furthermore, Deutsche Telekom AG made cash investments with Deutsche Postbank in 2006 at normal market rates of interests and maturities. On December 31, 2006, the cash investments totaled EUR 0.4 billion.

Joint ventures and associates.

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2006, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2005: EUR 0.2 billion; 2004: EUR 0.2 billion).

At December 31, 2006, the total amount of trade receivables from related companies was EUR 0.1 billion (2005: EUR 0.2 billion; 2004: EUR 0.3 billion). At the same date, trade payables due to related companies amounted to EUR 0.1 billion (2005: EUR 0.1 billion; 2004: EUR 0.1 billion).

Related individuals.

No major transactions took place between Deutsche Telekom and persons in key management positions, including close members of their families.

45 Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.

Compensation of the Board of Management.

The following information concerning the compensation of the Board of Management comprises notes required by law under the German Commercial Code (see § 314 HGB) as well as information specified in the guidelines set out in the German Corporate Governance Code.

The Board of Management of Deutsche Telekom AG is currently comprised of five members. René Obermann was appointed Chairman of the Board of Management on November 13, 2006. On December 5, 2006, Hamid Akhavan and Timotheus Höttges were appointed new members of the Board of Management. Three members of the Board of Management left during the course of the financial year: Kai-Uwe Ricke on expiration of November 12, 2006, Walter Raizner on expiration of December 4, 2006, and Dr. Heinz Klinkhammer on expiration of December 31, 2006.

Board of Management compensation system and review.

The compensation of Board of Management members is comprised of various components. Under the terms of their service agreements, members of the Board of Management are entitled to fixed and annual variable remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the General Committee of the Supervisory Board at regular intervals.

Fixed remuneration, variable incentive-based remuneration and fringe benefits.

Total compensation is generally about two-thirds variable and about one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed salary, fringe benefits and pension commitments, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table “Total remuneration and expense in 2006”).

The annual variable remuneration of Board of Management members is based on the achievement of targets set by the General Committee of the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The level of target achievement is set by the General Committee of the Supervisory Board for the respective financial year (for detailed information, please refer to the table “Total remuneration and expense in 2006”).

At its discretion and after due consideration, the Supervisory Board of the Company may also reward extraordinary performance by individual or all Board of Management members in the form of a special bonus.

According to market-oriented and corporate standards, the Company grants all members of the Board of Management additional benefits under the terms of their service contracts, some of which are viewed as non-cash benefits and taxed accordingly. This mainly includes being furnished with a company car and accident and liability insurance and being reimbursed in connection with business trips and maintaining a second household (for specific details regarding individual components of compensation, please refer to the column “Other compensation” in the table “Total remuneration and expense in 2006”).

Sideline employment generally requires prior approval. No additional compensation is paid for being a member of the Board of Management or Supervisory Board of other Group companies.

Arrangements in the event of termination of a position on the Board of Management.

Linking of appointment as a Board of Management member and the Board of Management service agreement/severance arrangement.

The terms of the agreements of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service agreement under civil law, the Board of Management member shall be entitled to a contractually determined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual salary and 75 percent of the variable remuneration based on an assumed 100 percent achievement of targets.

Post-contractual prohibition of competition.

Board of Management member agreements stipulate a post-contractual prohibition of competition. Unless otherwise agreed, members of the Board of Management are prohibited from rendering services to or on behalf of a competitor for the duration of one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

Company pension entitlement.

The members of the Board of Management are entitled to a company pension conforming to market standards. The amount is based on the final salary, which means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2006 are described below:

(a) Board of Management members are entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, a disability pension or in the form of an early retirement pension upon reaching the age of 60 (subject to the usual actuarial deductions). The vested rights of Messrs. Obermann, Raizner, Pauly and Höttges are generally based on the statutory regulations provided in § 1b (1) of the German Act for the Improvement of Company Pension Plans (Gesetz zur Verbesserung der betrieblichen Altersversorgung – BetrAVG); the rights of the other members of the Board of Management are already vested. The amount of the company pension is calculated on the basis of the eligible period of service rendered as a Board of Management member until the date of departure.

(b) The annual retirement pension is comprised of a base percentage (5 percent for Messrs. Pauly and Höttges, or 6 percent for the remaining Board of Management members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (50 percent or 60 percent, respectively). Pension payments are subject to a standard annual adjustment (1 percent for Messrs. Pauly and Höttges, or 3 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. Since he joined the Company, Mr. Raizner had a vested right to an additional old-age pension in the form of a pension payment (one-time payment at the age of 62, or alternatively at an earlier age subject to discounting). This pension component corresponded to a pension level of approximately 60 percent within the meaning of the plan described above. Due to his U.S. citizenship, a “pension substitute” was agreed with Mr. Akhavan in lieu of such a pension commitment. For each full year of service rendered as a Board of Management member, he accordingly receives a compensation payment corresponding to the pension contribution for one year. The pro rata amount payable for the 2006 financial year as a result of this agreement is also individually recorded in the table “Total remuneration and expense in 2006.” (c) In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and orphans. In specifically provided exceptional cases, entitlement to a widow’s pension is excluded. Finally, the standard criteria for eligibility in the pension arrangements are in line with market levels.

(d) In addition, the Company makes contributions, including the related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of its Board of Management members. The related expenses are included in the figures for non-cash benefits.

CONSOLIDATED FINANCIAL STATEMENTS
Notes
193

Components with mid- and long-term incentives.
Mid-Term Incentive Plan.
Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year (please refer to the explanations regarding MTIP under Note 42). Messrs. Akhavan and Höttges participate in the 2005 and 2006 MTIPs based on their prior activities as members of the Board of Management of T-Mobile International AG.

The targets for the 2004 MTIP were not achieved according to the results determined by the General Committee of the Supervisory Board on February 6, 2007. Therefore, no incentive was awarded to the Board of Management from this tranche of the plan.

Compensation from the Mid-Term Incentive Plans.

€[a]	2006 MTIP Maximum award amount	2006 MTIP Fair value as of Dec. 31, 2006	2005 MTIP Maximum award amount	2005 MTIP Fair value as of Dec. 31, 2005
Kai-Uwe Ricke[b]	0.00	0.00	0.00	0.00
René Obermann	504,000.00	20,969.11	450,000.00	3,925.97
Dr. Karl-Gerhard Eick	596,250.00	24,807.20	562,500.00	4,907.46
Hamid Akhavan	300,000.00	12,481.61	240,000.00	2,093.85
Timotheus Höttges	240,000.00	9,985.29	195,000.00	1,701.25
Dr. Heinz Klinkhammer[b]	0.00	0.00	300,000.00	2,617.31
Lothar Pauly	450,000.00	18,722.41	337,500.00	2,944.48
Walter Raizner	390,625.00	16,252.10	562,500.00	4,907.46
	2,480,875.00	103,217.72	2,647,500.00	23,097.78

[a] Fair value calculated using the so-called Monte Carlo model.
[b] There are no MTIP entitlements for Mr. Ricke for 2005 and 2006 and for Dr. Klinkhammer for 2006.

2001 Stock Option Plan.
The Company's 2001 Stock Option Plan was terminated by resolution of the shareholders' meeting of May 18, 2004. As of the 2002 financial year, no more stock options were issued for members of the respective Group Boards of Management.

Dr. Eick, Dr. Klinkhammer and Mr. Ricke participated in the 2001 tranche. The stock options issued for the 2000 financial year from the previous 2000 Stock Option Plan forfeited as of July 20, 2005 without replacement due to expiry.

Dr. Eick, Dr. Klinkhammer and Mr. Ricke participated only in the 2001 tranche. Mr. Akhavan, Mr. Höttges and Mr. Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan based on their prior activities for T-Mobile. In addition, Mr. Obermann also participates in the 2001 tranche.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised.

194

Incentive-based compensation from stock option plans.

	Number of options 2001 SOP tranche 2001	Value of options on issue (2001) (€)	Number of options 2001 SOP tranche 2002	Value of options on issue (2002) (€)
Kai-Uwe Ricke *	0	0.00	0	0.00
René Obermann	48,195	4.87	28,830	3.79
Dr. Karl-Gerhard Eick	163,891	4.87	0	0.00
Hamid Akhavan	0	0.00	19,840	3.79
Timotheus Höttges	0	0.00	17,050	3.79
Dr. Heinz Klinkhammer	163,891	4.87	0	0.00
Lothar Pauly	0	0.00	0	0.00
Walter Raizner	0	0.00	0	0.00
	375,977	4.87	65,720	3.79

* Mr. Ricke no longer has any entitlement.

Please also refer to the explanations regarding stock option plans under Note 42.

Board of Management compensation for the 2006 financial year.
In reliance on legal requirements and other guidelines, a total of EUR 15,328,555.72 is reported in the following table as compensation for the 2006 financial year for the current and former members who left the Board of Management in 2006. This amount comprises the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2006 financial year, the fair value of the 2006 MTIP as of the balance sheet date of December 31, 2006 and the 2006 pension expense. The addition to company pensions is recorded under personnel costs (referred to as "service costs – SCOs").

Total remuneration and expense in 2006.

€	Fixed annual 2006 salary	Other compensation in 2006	Variable 2006 remuneration	Total	2006 MTIP (fair value as of Dec. 31, 2006)	2006 pension expense (SCOs)
Kai-Uwe Ricke (until Nov. 12, 2006)	1,083,333.37	41,589.71	1,298,630.14	2,423,553.22	0.00	662,447.00
René Obermann	894,666.66	28,730.71	805,537.00	1,728,934.37	20,969.11	378,979.00
Dr. Karl-Gerhard Eick	993,750.00	88,962.04	894,375.00	1,977,087.04	24,807.20	747,257.00
Hamid Akhavan (from Dec. 5, 2006)	58,064.52	27,566.84	53,260.27	138,891.63	12,481.61	15,671.23 [a]
Timotheus Höttges (from Dec. 5, 2006)	54,435.48	949.44	49,931.51	105,316.43	9,985.29	28,315.00 [b]
Dr. Heinz Klinkhammer	840,000.00	67,350.47	840,000.00	1,747,350.47	0.00	908,955.00
Lothar Pauly	750,000.00	77,131.26	600,000.00	1,427,131.26	18,722.41	283,286.00
Walter Raizner (until Dec. 4, 2006)	869,455.65	135,670.02	868,150.68	1,873,276.35	16,252.10	778,887.00
	5,543,705.68	467,950.49	5,409,884.60	11,421,540.77	103,217.72	3,803,797.23

[a] The amount indicated for Mr. Akhavan is based on a pro rata calculation from December 5, 2006 for the aforementioned lump-sum annual compensation payment (pension substitute).
[b] Due to his brief membership of the Board of Management, no service costs are reported for Mr. Höttges. For informational purposes, the PBO/DBO expense is stated for the period from December 5, 2006.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

Former members of the Board of Management.

A total of EUR 11,852,133.15 was recorded for payments to and additions to provisions for former members of the Board of Management and their surviving dependents. Due to the departure of members of the Board of Management, there were also one-time special effects related to the calculation of pension provisions in the amount of EUR 4,257,493.00 – DBO/PBO – under IAS 19/FAS 87.

The provisions set up for current pensions and vested rights to pensions for this group of persons and their surviving dependents amounted to EUR 89,309,072.00 depending on the respectively applicable accounting principles and regulations – DBO/PBO – under IAS 19/FAS 87.

Several former Board of Management members are entitled to a civil servant pension from the civil service pension fund (BPS-PT). In the 2006 financial year, there was no expense incurred in this regard. The present value of the estimated pensions of these Board of Management members amounts to EUR 4,295,871.00 (DBO/PBO) as of December 31, 2006 (indirect pension obligations).

Other.

The Company has not extended any loans to current or former Board of Management members.

Compensation of the Supervisory Board.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation of Deutsche Telekom AG. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000.00 plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net profit per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net profit per no par value share in the second financial year following the financial year in question (reference year) exceeds the net profit per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

Short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

Moreover, the short-term performance-related remuneration may not exceed a total of 0.02 percent of the Company’s unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 percent of the contributions made on the lowest issue price of the shares at the end of the financial year.

The chairperson of the Supervisory Board receives double, and the deputy chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership of a Supervisory Board committee (with the exception of the Mediation Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2006 amounted to EUR 952,387.10 (plus VAT). In addition, members became entitled to long-term remuneration of EUR 121,176.00 in the 2004 financial year which will be paid out after the 2007 shareholders’ meeting.

The long-term remuneration earmarked in the 2004 financial year will be paid out after the 2007 shareholders’ meeting. A provision of EUR 645,624.00 had been recognized for this purpose. Provided performance targets are met, a total amount of EUR 121,176.00 (plus VAT) will be paid out.

No loans were granted to the members of the Supervisory Board.

196

The **compensation of the individual members of the Supervisory Board** for 2006 is as follows:

€	Fixed remuneration plus attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement[a]
Member of the Supervisory Board				
Brandl, Monika	21,000.00	6,900.00	27,900.00	0.00
Dr. Döpfner, Mathias[b]	10,000.00	3,450.00	13,450.00	0.00
Falbisoner, Josef	21,000.00	6,900.00	27,900.00	0.00
Dr. von Grünberg, Hubertus	41,400.00	13,248.00	54,648.00	0.00
Guffey, Lawrence H.[c]	19,516.67	6,319.25	25,835.92	0.00
Halsch, Volker[d]	4,166.68	1,437.50	5,604.18	0.00
Hocker, Ulrich[e]	5,400.00	1,725.00	7,125.00	0.00
Holzwarth, Lothar[f]	20,800.00	6,900.00	27,700.00	0.00
Dr. Hundt, Dieter[g]	12,900.00	4,312.50	17,212.50	0.00
Litzenberger, Waltraud	21,000.00	6,900.00	27,900.00	0.00
Löffler, Michael	21,000.00	6,900.00	27,900.00	0.00
Matthäus-Maier, Ingrid[h]	13,733.33	4,600.00	18,333.33	0.00
Dr. Mirow, Thomas[i]	33,200.00	10,074.00	43,274.00	0.00
Reich, Hans W.[j]	8,733.33	2,875.00	11,608.33	0.00
Prof. Dr. Reitzle, Wolfgang	20,800.00	6,900.00	27,700.00	0.00
Prof. Dr. von Schimmelmann, Wulf[k]	13,933.33	4,600.00	18,533.33	0.00
Dr. Schinzler, Hans-Jürgen[l]	8,733.33	2,875.00	11,608.33	0.00
Dr. Schlede, Klaus G.	63,200.00	20,700.00	83,900.00	0.00
Schmitt, Wolfgang	43,200.00	13,800.00	57,000.00	0.00
Schröder, Lothar[m]	44,433.35	14,087.50	58,520.85	0.00
Sommer, Michael	20,800.00	6,900.00	27,700.00	0.00
Steinke, Ursula	21,000.00	6,900.00	27,900.00	0.00
Prof. Dr. Stolte, Dieter[n]	8,733.33	2,875.00	11,608.33	0.00
Treml, Franz[o]	37,200.00	12,075.00	49,275.00	0.00
Walter, Bernhard	43,400.00	13,800.00	57,200.00	0.00
Wegner, Wilhelm	65,600.00	20,700.00	86,300.00	0.00
Dr. Zumwinkel, Klaus	74,600.00	24,150.00	98,750.00	0.00
	719,483.35	232,903.75	952,387.10	0.00

[a] In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2008 would equal that in 2006. Based on this assumption, members were not entitled to long-term variable remuneration for the period 2005 to 2008, so the provision was set at EUR 0.00.
[b] Member from May 3, 2006 until October 13, 2006.
[c] Member since June 1, 2006.
[d] Member until January 16, 2006.
[e] Member since October 14, 2006.
[f] Mr. Holzwarth received compensation of EUR 3,466.67 from T-Systems Business Services, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2006 financial year for a mandate as member of the supervisory board of this company.
[g] Member until May 3, 2006.
[h] Member since May 3, 2006.
[i] Member since January 17, 2006.
[j] Member until May 3, 2006.
[k] Member since May 3, 2006.
[l] Member until May 31, 2006.
[m] Member since June 22, 2006. Mr. Schröder received compensation of EUR 17,000 from T-Mobile Deutschland GmbH, Bonn, and EUR 10,600 from T-Mobile International AG, Bonn, both wholly-owned subsidiaries of Deutsche Telekom AG, for the 2006 financial year for a mandate as member of the supervisory boards of both these companies.
[n] Member until May 3, 2006.
[o] Member until June 21, 2006. Mr. Treml received compensation of EUR 3,068 from DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2006 financial year for a mandate as a member of the supervisory board of this company.

CONSOLIDATED FINANCIAL STATEMENTS

Notes

46 Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG.

In accordance with § 161 AktG, the Board of Management and the

Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG’s website.

The merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006. T-Online International AG, which was included in the consolidated financial statements until June 6, 2006, submitted the mandatory declaration of conformity pursuant to § 161 AktG and made it available to its shareholders.

47 Events after the balance sheet date.

Further sites of Vivento Customer Services GmbH sold.

Vivento Customer Services GmbH sold two more sites – Suhl and Cottbus – with around 480 employees to the walter TeleMedien Group on January 26, 2007. The transfer of operations is scheduled for April 1, 2007. This transfer of operations is accompanied by a contract commitment and therefore safeguards the jobs of the staff concerned until the end of 2012.

PTC: Deutsche Telekom’s legal position unchanged.

On January 18, 2007, the Polish Supreme Court overturned two rulings by courts of lower instance which had acknowledged the validity of the verdict of the Vienna arbitrational court of November 2004 in Poland. The case was sent back to the first instance to be heard anew. This decision was solely the result of a procedural error by the court of first instance and, in relation to the case itself, affects neither the content nor the validity of the Vienna arbitrational verdict of November 2004. Furthermore, with this decision, the Polish Supreme Court has not ruled in favor of Vivendi’s claimed ownership of the disputed 48-percent stake in PTC. Deutsche Telekom’s legal position concerning the ownership of the stake in PTC thus remains unchanged.

48 Auditors’ fees and services in accordance with § 314 HGB.

The following table provides a breakdown of auditing fees recognized as expenses in the 2006 financial year:

PricewaterhouseCoopers Aktiengesellschaft.

millions of €

2006

Professional fees for audits

14.3

Professional fees for other accounting services

10.3

Tax consulting fees

0.2

Other professional fees

4.1

Ernst & Young AG.

millions of €

2006

Professional fees for audits

13.8

Professional fees for other accounting services

9.6

Tax consulting fees

0.3

Other professional fees

0.3

Professional fees for audits include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act.

Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of internal controls over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act.

Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

Other professional fees mainly relate to consulting fees for specific projects.

Bonn, February 13, 2007

Deutsche Telekom AG Board of Management

Dr. Karl-Gerhard Eick

198 Auditors’ report.

We have audited the consolidated financial statements of Deutsche Telekom AG, Bonn, comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense, and the notes to the consolidated financial statements, together with the Group management report for the financial year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the Group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB) are the responsibility of the Company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company’s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on our findings of our audit, the consolidated financial statements comply with the IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a (1) HGB and give a true and fair view of the net assets, financial position, and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Stuttgart/Frankfurt (Main), February 13, 2007

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft Stuttgart

(Prof. Dr. Pfitzer) (Hollweg)

Wirtschaftsprüfer Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft Frankfurt (Main)

(Frings) (Menke)

Wirtschaftsprüfer Wirtschaftsprüfer

Deutsche Telekom Laboratories, our central research and development unit, has firmly established itself on the international scientific stage with its worldwide partnerships and cooperation activities. The laboratories develop innovative technologies and, together with the strategic business areas, ready them for the market. Making complex technologies easy to use is an important criterion for translating the results of our activities.

FURTHER INFORMATION

200 Supervisory board seats held by the members of the Board of Management
201 Other supervisory board seats held by the members of the Supervisory Board
204 Glossary
206 Index
207 Contacts/Financial calendar
U5 Deutsche Telekom worldwide
U7 Key data of the Deutsche Telekom Group

200

Members of the Board of Management of Deutsche Telekom AG in 2006

including seats on the supervisory boards of other companies.

René Obermann.

Chairman of the Board of Management since November 13, 2006 (Board member responsible for Mobile Communications until November 12, 2006)

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Mobile Deutschland GmbH, Bonn (from 6/2002 to 12/2006), Chairman of the Supervisory Board

– T-Mobile International AG, Bonn (since 11/2006), Chairman of the Supervisory Board (since 12/2006)

– T-Mobile USA Inc., Bellevue, United States (since 1/2003), Chairman of the Board of Directors (since 12/2006)

– T-Systems Enterprise Services GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 12/2006)

– T-Systems Business Services GmbH, Bonn,

Chairman of the Supervisory Board (since 12/2006)

Hamid Akhavan.

Board member responsible for T-Mobile, Product Development and Innovation since December 5, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Mobile Deutschland GmbH, Bonn (since 1/2007)

– T-Mobile Czech Republic a.s., Prague, Czech Republic (since 2/2003)

– T-Mobile Netherlands Holding B.V., The Hague, Netherlands (since 1/2004)

– T-Mobile UK Ltd., Hertfordshire, United Kingdom (since 3/2004)

– T-Venture Telekom Funds Beteiligungs GmbH, Bonn (since 8/2004), Investment Committee

Dr. Karl-Gerhard Eick.

Deputy Chairman of the Board of Management Board member responsible for Finance Board member responsible for Human Resources (temporary responsibility from January 1, 2007)

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since 2/2002)

– GMG Generalmietgesellschaft mbH, Münster (from 1/2000 to 3/2006), Chairman of the Supervisory Board (since 5/2002)

– Sireo Real Estate Asset Management GmbH, Heusenstamm, Chairman of the Supervisory Board (since 5/2001)

– T-Mobile International AG, Bonn (since 3/2000)

– T-Online International AG, Darmstadt (from 2/2000 to 6/2006; was merged into Deutsche Telekom AG in 6/2006)

– T-Systems Enterprise Services GmbH, Frankfurt/Main (since 6/2002)

– T-Systems Business Services GmbH, Bonn (since 12/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Deutsche Bank AG, Frankfurt/Main (since 8/2004)

– FC Bayern München AG, Munich (since 10/2004)

Timotheus Höttges.

Board member responsible for T-Com and Sales & Service since December 5, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Mobile Austria GmbH, Vienna, Austria (since 5/2006)

– T-Mobile Austria GmbH, Vienna, Austria (since 2/2003)

– T-Mobile Deutschland GmbH, Bonn (since 4/2005)

– T-Mobile Czech Republic a.s., Prague, Czech Republic (since 2/2003)

– T-Mobile Netherlands Holding B.V., The Hague, Netherlands (since 2/2003)

– T-Mobile UK Ltd., Hertfordshire, United Kingdom (since 3/2004)

– T-Punkt Vertriebsgesellschaft mbH, Bonn (since 6/2004), Chairman of the Supervisory Board (since 12/2006)

Lothar Pauly.

Board member responsible for Business Customers and Production since December 5, 2006 (Board member responsible for Business Customers since October 1, 2005)

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– Detecon International GmbH, Bonn,

Chairman of the Supervisory Board (since 10/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Siemens VDO Automotive AG, Schwalbach (from 7/2001 to 3/2006)

Board members who left during 2006: Dr. Heinz Klinkhammer.

Board member responsible for Human Resources until December 31, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (from 2/2002 to 12/2006), Chairman of the Supervisory Board (since 4/2002)

– GMG Generalmietgesellschaft mbH, Münster (from 6/1996 to 3/2006)

– Sireo Real Estate Asset Management GmbH, Frankfurt/Main (from 5/2001 to 4/2006)

– T-Mobile International AG, Bonn (from 5/2003 to 12/2006)

– T-Online International AG, Darmstadt (from 2/2003 to 6/2006; was merged into Deutsche Telekom AG in 6/2006)

– T-Systems Enterprise Services GmbH, Frankfurt/Main (from 11/2000 to 12/2006)

– T-Systems Business Services GmbH, Bonn (from 12/2005 to 12/2006)

Walter Raizner.

Board member responsible for Broadband/Fixed Network until December 5, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Punkt Vertriebsgesellschaft mbH, Bonn,

Chairman of the Supervisory Board (from 2/2005 to 9/2006)

– T-Com Innovationsgesellschaft mbH, Berlin (from 9/2005 to 12/2006)

Kai-Uwe Ricke.

Chairman of the Board of Management until November 12, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:

– T-Online International AG, Darmstadt (from 10/2001 to 6/2006; was merged into Deutsche Telekom AG in 6/2006), Chairman of the Supervisory Board (since 9/2002)

– T-Mobile International AG, Bonn (from 11/2002 to 11/2006), Chairman of the Supervisory Board (since 12/2002)

– T-Mobile USA Inc., Bellevue, United States, Board of Directors (from 5/2001 to 11/2006), Chairman of the Board of Directors (since 8/2004)

– T-Systems Enterprise Services GmbH, Frankfurt/Main,

Chairman of the Supervisory Board (from 1/2003 to 11/2006)

– T-Systems Business Services GmbH, Bonn,

Chairman of the Supervisory Board (from 4/2005 to 11/2006)

Member of comparable supervisory bodies of companies in Germany or abroad:

– JPMC International Council of JPMorgan Chase & Co., New York, United States (since 3/2005)

FURTHER INFORMATION

The Board of Management The Supervisory Board

Members of the Supervisory Board of Deutsche Telekom AG in 2006 including seats on the supervisory boards of other companies.

Dr. Klaus Zumwinkel.

Member of the Supervisory Board since March 7, 2003 Chairman of the Supervisory Board since March 14, 2003

Chairman of the Board of Management of Deutsche Post AG, Bonn

– Deutsche Lufthansa AG, Cologne (since 6/1998)

– Deutsche Postbank AG, Bonn*,

Chairman of the Supervisory Board (since 1/1999)

– KarstadtQuelle AG, Essen (since 5/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Morgan Stanley, New York, United States, Board of Directors (since 1/2004)

Lothar Schröder.

Member of the Supervisory Board since June 22, 2006

Deputy Chairman of the Supervisory Board since June 29, 2006 Member of the ver.di National Executive Board, Berlin

– T-Mobile International AG, Bonn (from 6/2004 to 10/2006)

– T-Mobile Deutschland GmbH, Bonn (since 8/2003),

Deputy Chairman of the Supervisory Board /since 9/2003)

Monika Brandl.

Member of the Supervisory Board since November 6, 2002

Chairwoman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn – no other seats –

Josef Falbisoner.

Member of the Supervisory Board since October 2, 1997 Chairman of the District of Bavaria, ver.di trade union, Munich

– PSD Bank eG, Munich, Augsburg office (since 6/1994)

Dr. Hubertus von Grünberg.

Member of the Supervisory Board since May 25, 2000

Serves on the Supervisory Board of Continental Aktiengesellschaft, Hanover, and on other supervisory boards

– Allianz Versicherungs-AG, Munich (since 5/1998)

– Continental AG, Hanover, Chairman of the Supervisory Board (since 6/1999)

– Deutsche Post AG, Bonn (since 5/2006)

– MAN Aktiengesellschaft, Munich (since 2/2000)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Schindler Holding AG, Hergiswil, Switzerland, Board of Directors (since 5/1999)

Lawrence H. Guffey.

Member of the Supervisory Board since June 1, 2006

Senior Managing Director, The Blackstone Group International Ltd., London

Member of comparable supervisory bodies of companies in Germany or abroad:

– Axtel Ote Corp., San Pedro Gaza Garcia, Nuevo Leon, Mexico (since 4/2000)

– Cineworld Corp., London, UK (since 10/2004)

– TDC AS Corp., Copenhagen, Denmark (since 2/2006)

– Paris Review, New York, United States (since 7/2006)

Ulrich Hocker.

Member of the Supervisory Board since October 14, 2006

Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf

– E.ON AG, Düsseldorf (since 6/2000; formerly: Veba since 10/1999; Veba merger into E.ON in 6/2000)

– Feri Finance AG, Bad Homburg (since 12/2001),

Deputy Chairman of the Supervisory Board (since 12/2005)

– Gildemeister AG, Bielefeld (from 5/2003 to 12/2006)

– KarstadtQuelle AG, Essen (since 7/1998)

– ThyssenKrupp Stainless AG, Duisburg (since 11/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Gartmore SICAV, Luxembourg, Luxembourg (since 5/2005)

– Phoenix Mecano AG, Stein am Rhein, Switzerland (since 8/1988), President of the Administrative Board (since 7/2003)

Lothar Holzwarth.

Member of the Supervisory Board since November 6, 2002

Chairman of the Central Works Council at T-Systems Business Services GmbH, Bonn

– PSD Bank RheinNeckarSaar eG (since 1/1996),

Deputy Chairman of the Supervisory Board (from 7/2004 to 6/2006), Chairman of the Supervisory Board (since 7/2006)

– T-Systems Enterprise Services GmbH, Frankfurt/Main (since 9/2006)

Waltraud Litzenberger.

Member of the Supervisory Board since June 1, 1999 Deputy Chairwoman of the Group Works Council at Deutsche Telekom AG, Bonn

– PSD Bank Koblenz eG, Koblenz (since 9/1998)

Michael Löffler.

Member of the Supervisory Board since January 1, 1995 Member of the Works Council at Deutsche Telekom AG, Networks Branch Office, Dresden – no other seats –

Ingrid Matthäus-Maier.

Member of the Supervisory Board since May 3, 2006

Chairwoman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main

– Deutsche Post AG, Bonn (since 10/2006)

– RAG Aktiengesellschaft, Essen (since 3/2005)

– RAG Beteiligungs-AG, Essen (since 9/2006)

– Salzgitter Mannesmann Handel GmbH, Düsseldorf (since 3/2000)

Dr. Thomas Mirow.

Member of the Supervisory Board since January 17, 2006 State Secretary, Federal Ministry of Finance, Berlin – no other seats –

Prof. Dr.-Ing. Wolfgang Reitzle.

Member of the Supervisory Board since February 10, 2005 Chairman of the Executive Board of Linde AG, Wiesbaden

– Allianz Lebensversicherungs-AG, Stuttgart (since 12/2002)

– STILL GmbH, Hamburg*, Chairman of the Supervisory Board (from 1/2004 to 12/2006)

Prof. Dr. Wulf von Schimmelmann.

Member of the Supervisory Board since May 3, 2006

Chairman of the Board of Management of Deutsche Postbank AG, Bonn

– BHW Holding AG, Berlin/Hameln* (since 6/2005), Chairman of the Supervisory Board (since 1/2006)

– BHW Bausparkasse AG, Hameln*, Chairman of the Supervisory Board (since 1/2006)

– Deutsche Post Retail GmbH, Bonn* (since 5/2005), renamed Postbank Filialvertrieb AG, Bonn (since 7/2006), Chairman of the Supervisory Board (since 2/2006)

– Postbank Finanzberatung AG, Hameln* (since 7/2006), Chairman of the Supervisory Board (since 8/2006)

– PB Lebensversicherung AG, Hilden* (since 2/1999)

– PB Versicherung AG, Hilden* (since 2/1999)

– Tchibo Holding AG, Hamburg (since 8/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

– accenture Corp., Irving, Texas, United States (since 10/2001)

– Altadis S.A., Madrid, Spain (since 5/2004)

– Bundesverband deutscher Banken e.V., Berlin, Member of the Board of Directors (since 1/2005)

– Deutsche Postbank Financial Services GmbH, Frankfurt/Main*, Deputy Chairman of the Supervisory Board (since 6/2001)

– PB (USA) Holdings, Inc., Wilmington, Delaware, United States*, Chairman of the Board of Directors (since 9/2001)

– PB Capital Corp., Wilmington, Delaware, United States*, Chairman of the Board of Directors (since 9/2001)

Dr. Klaus G. Schlede.

Member of the Supervisory Board since May 20, 2003

Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne

– Deutsche Postbank AG, Bonn (since 4/2000)

– Deutsche Lufthansa AG, Cologne (since 6/1998)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Swiss International Air Lines AG, Basle, Switzerland (since 9/2005)

Wolfgang Schmitt.

Member of the Supervisory Board since October 2, 1997

Head of Liaison Office, Deutsche Telekom AG, T-Com Head Office, Bonn

– PSD Bank RheinNeckarSaar eG (since 1993)

– Telemarkt AG, Reutlingen (since 1/2004)

Michael Sommer.

Member of the Supervisory Board since April 15, 2000

Chairman of the German Confederation of Trade Unions (DGB), Berlin

– Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board (since 11/1997)

– Salzgitter AG, Salzgitter (since 9/2005)

Ursula Steinke.

Member of the Supervisory Board since January 1, 1995

Expert consultant to the Works Council at Deutsche Telekom AG, Kiel – no other seats –

Bernhard Walter.

Member of the Supervisory Board since May 27, 1999

Former Chairman of the Board of Managing Directors at Dresdner Bank AG, Frankfurt/Main

– Bilfinger Berger AG, Mannheim (since 7/1998), Chairman of the Supervisory Board (since 5/2006)

– DaimlerChrysler AG, Stuttgart (since 5/1998)

– Henkel KGaA, Düsseldorf (since 5/1998)

– Staatliche Porzellan-Manufaktur Meißen GmbH, Meißen (since 1/2001), Deputy Chairman of the Supervisory Board

– Wintershall AG, Kassel (since 2/2001), Deputy Chairman of the Supervisory Board

– Wintershall Holding AG, Kassel (since 11/2006)

Wilhelm Wegner.

Member of the Supervisory Board since July 1, 1996

Chairman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn

– VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)

– VPV Holding AG, Stuttgart (since 1/2002)

– Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)

* Supervisory board seat at companies that are part of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act).

FURTHER INFORMATION

The Supervisory Board

The following individuals resigned from the Supervisory Board in 2006: Dr. Mathias Döpfner.

Member of the Supervisory Board from May 3, 2006 to October 13, 2006 Chairman of the Board of Management of Axel Springer AG, Berlin

– ProSiebenSAT.1 Media AG, Unterföhring (since 12/2001)

– Schering AG, Berlin (from 4/2001 to 9/2006)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Brillant 310 GmbH, Berlin, Managing Director (since 7/2006) – dpa Deutsche Presse Agentur GmbH, Hamburg (since 12/2000)

– Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG, Leipzig, Member of the Advisory Board (since 9/2000)

– Time Warner Inc., New York, United States, Board of Directors (since 7/2006)

Volker Halsch.

Member of the Supervisory Board from October 1, 2004 to January 16, 2006 Former State Secretary, Federal Ministry of Finance, Berlin

– Deutsche Bahn AG, Berlin (from 2/2003 to 3/2006)

Dr. sc. techn. Dieter Hundt.

Member of the Supervisory Board from January 1, 1995 to May 3, 2006 Managing Shareholder of Allgaier Werke GmbH, Uhingen; President of the Confederation of German Employers’ Associations (BDA), Berlin

– EvoBus GmbH, Stuttgart (since 5/1995)

– Pensions-Sicherungs-Verein, Cologne, (since 6/2005)

– SHB Stuttgarter Finanz- und Beteiligungs Aktiengesellschaft, Stuttgart, Deputy Chairman of the Supervisory Board (since 7/2004)

– Stuttgarter Hofbräu Verwaltungs-AG, Stuttgart (since 5/1999), Deputy Chairman of the Supervisory Board (since 9/2005)

Member of comparable supervisory bodies of companies in Germany or abroad:

– Landesbank Baden-Württemberg, Stuttgart, Administrative Board (since 1/1999)

Hans W. Reich.

Member of the Supervisory Board from May 27, 1999 to May 3, 2006

Former Chairman of the Board of Managing Directors, KfW Bankengruppe,

Frankfurt/Main

– Aareal Bank AG, Wiesbaden (since 6/2002), Chairman of the Supervisory

Board (since 6/2004)

– Deutsche Post AG, Bonn (from 9/2004 to 9/2006)

– HUK-COBURG Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter

Deutschlands a.G., Coburg (since 7/2000)

– HUK-COBURG-Holding AG, Coburg (since 7/2000)

– IKB Deutsche Industriebank AG, Düsseldorf (from 9/1999 to 8/2006),

Deputy Chairman of the Supervisory Board

– ThyssenKrupp Steel AG (formerly: ThyssenKrupp Stahl AG, renamed in

10/2005), Duisburg (since 12/2005)

Member of comparable supervisory bodies of companies

in Germany or abroad:

– DePfa Bank plc., Dublin, Ireland, Board of Directors (since 3/2002)

Dr. jur. Hans-Jürgen Schinzler.

Member of the Supervisory Board from May 20, 2003 to May 31, 2006

Chairman of the Supervisory Board of Münchener Rückversicherungs-

Gesellschaft AG, Munich

– Metro AG, Düsseldorf (since 5/2002)

Member of comparable supervisory bodies of companies

in Germany or abroad:

– UniCredit S.p.A., Genoa, Italy (since 1/2006)

Prof. Dr. h.c. Dieter Stolte.

Member of the Supervisory Board from January 1, 1995 to May 3, 2006

Former Director General of ZDF (Zweites Deutsches Fernsehen), Mainz

– Ströer-Out-of-home Media AG, Cologne (since 10/2002)

– ZDF Enterprises GmbH, Mainz (since 1992)

Franz Treml.

Member of the Supervisory Board from July 8, 2003 to June 21, 2006

Deputy Chairman of the Supervisory Board from August 21, 2003 to June 21, 2006

Former Deputy Chairman of ver.di trade union, Berlin

– DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH,

Münster, Deputy Chairman (from 3/2000 to 6/2006)

– DBV-Winterthur – Leben, Wiesbaden (since 4/2000)

204 Glossary.

ADSL See DSL.

ADSL2+

See DSL.

AMR Wideband

AMR (Adaptive Multi Rate) Wideband is a speech coding method enabling mobile calls to be made in the future in HiFi quality. The technology is based on a new voice compression algorithm.

ARPU – Average Revenue per User

Predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

ASP – Application Service Providing

Service that enables enterprises to lease IT applications. The advantage: Customers can always use the latest version that the provider maintains centrally (e.g., in a computer center) and do not have to worry about buying and maintaining software applications (licenses, updates) themselves.

Bandwidth

Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Call-by-call selection of a telephone company

Dialing procedure that enables telephone customers to use the carrier (long-distance operator) of their choice for long-distance and international calls (i.e., they can select a different carrier for each call).

Call center

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

DSL – Digital Subscriber Line

Offered under the name of T-DSL in Deutsche Telekom’s service portfolio.

– ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates (between 16 kbit/s and 640 kbit/s upstream; up to 8 Mbit/s downstream) via standard copper wire pairs to connections within a radius of approximately three kilometers.

– ADSL2+ – Successor product to ADSL that raises the maximum data rate to 16 Mbit/s (downstream) or 1 Mbit/s (upstream).

– VDSL (Very high bit rate Digital Subscriber Line) is a new technology used to transmit exceptionally high data rates (5 Mbit/s upstream, 50 Mbit/s downstream) via a fiber-optic network. (Upstream denotes the direction of transmission from the user to the server, while downstream denotes the opposite direction).

DVB-H – Digital Video Broadcasting – Handheld

A transmission standard that enables users to receive digital TV channels on their mobile phones.

EDGE – Enhanced Data Rates for GSM Evolution.

Modulation on the air interface to enhance data rates in GSM (Global System for Mobile Communications) and TDMA (Time Division Multiple Access) networks.

Fiber-optic cable

Channel for optical data transmission.

Flash-OFDM

Flash-OFDM is the brand name of a proprietary mobile broadband application by Qualcomm Flarion Technologies. The acronym stands for Fast Low-latency Access with Seamless Handoff – Orthogonal Frequency Division Multiplexing. OFDM or OFDMA (OFD Multiple Access) is an alternative access system enabling multi-user communication via a shared frequency in one cell.

Flat rate

Flat rate for network access with unlimited online time and data volumes.

GPRS – General Packet Radio Service

Technology allowing higher data transmission rates in GSM networks.

GSM – Global System for Mobile Communications

Global digital mobile communication standard.

HDTV – High Definition Television

Generic term that describes a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

Hosting

Provision of storage capacity via the Internet. An Internet service provider’s most important services in relation to hosting are registering and operating domains, leasing web servers (in full or in part) and leasing space in a computing center – including Internet connections, regular and emergency power supply, etc.

HotSpot

HotSpot is the name of a public area where customers can access the

Internet using wireless local area networks (WLAN). The HotSpots are realized jointly by T-Com and T-Mobile.

HSDPA—High Speed Downlink Packet Access

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT

Information and Communication Technology.

Interconnection

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

FURTHER INFORMATION

Glossary

205

IPTV – Internet Protocol TV

A system where a digital television service is delivered using the Internet Protocol.

ISDN – Integrated Services Digital Network

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in one single network.

ISP – Internet Service Provider

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

Mbit/s – Megabits per second

Unit of data transmission speed.

Multimedia

Term used to denote the real-time integration of text with still images and graphics, video, and sound.

Outdoor DSLAM

Mobile Digital Subscriber Line Access Multiplexer. In switching centers and cable distributors, outdoor DSLAMs provide the splitter and modem functions required for broadband T-DSL lines. DSLAM technology is flexible enough to be used wherever there is a suitable fiber-optic infrastructure with a power supply.

PAYG – Pay as you go

PAYG customers are customers who have not selected a plan with a basic monthly fee.

Prepaid

In contrast to postpaid contracts, prepaid communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

Preselection

Preselection of a telephone company. A procedure where customers select a certain provider – known as a long-distance carrier – for all of their long-distance and international calls.

Resale

Resale of products to competitors (see also Wholesale).

Roaming

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators.

SMS und MMS

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Stakeholder

The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company’s shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

TDD modulation – Time Division Duplexing

A broadband transmission method where the sending and receiving channels use the same frequency but at different times.

T-Net

Deutsche Telekom’s digitized telephone network.

Triple play

Refers to the interaction between voice and data communication and interactive media.

UMTS – Universal Mobile Telecommunications System

Third-generation international mobile communications standard.

UMTS TDD – Universal Mobile Telecommunication System – Time Division Duplex

TDD is the second variant of the UMTS standard besides FDD (Frequency Division Duplex). With TDD both uplink and downlink communication share the same frequency within a TDD-specific spectrum. By contrast, FDD always requires two paired frequency carrier waves for uplink and downlink communication.

VDSL

See DSL.

Video on demand

A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can therefore be established over the telephone network.

VoIP – Voice over Internet Protocol

Technology used to make telephone calls via the Internet.

Wholesale

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN – Wireless Local Area Network

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

206 Index.

Term Page A

ADSL/ADSL2+ 6, 55, 74,82 Associates U6, 10, 11, 42, 52, 71, 75, 85, 92, 112, 115, 118, 124, 133, 138, 150, 165, 172, 191, 200 Associated and related companies 191

B

Broadband U3, U4, U7, 1, 7, 9, 13, 53, 54, 55, 56, 57, 58, 66, 68, 70, 71, 72, 73, 74, 76, 77, 81, 82, 83, 84, 85, 86, 87, 88, 89, 90, 95, 96, 97, 104, 109, 110, 116, 132, 137, 165, 201

C

Cash flow U2, U3, 6, 70, 71, 90, 91, 92, 102, 109, 114, 116, 125, 126, 130, 134, 146, 154, 170 Corporate governance 11, 13, 19, 20, 21, 22, 76, 102, 116, 191, 197

D

Dividend U2, 6, 24, 70, 89, 144, 170 DSL (see also T-DSL) U7, 6, 55, 70, 71, 72, 74, 77, 103, 109 DBV-H 51, 52, 95

E

EDGE 50, 51, 94, 95 Employees 67, 86, 98, 122, 145, 173 Environmental protection 95, 101 Equity ratio U2, 106

F

Financial calendar 207

G

GPRS 50, 95 GSM 50, 51, 52, 94, 109, 121, 122, 125, 148, 178

H

HotSpot 51, 95 HSDPA 1, 50, 51, 77, 94, 95

I

ICT (Information and Communication Technology) 59, 60, 63, 74, 105, 108, 207, 171 Innovation/innovations 1, 6, 9, 41, 47, 53, 59, 76, 77, 93, 94, 95, 100, 103 Investments 106, 113, 114, 119, 122, 123, 124, 133, 134, 138, 139, 141, 151, 152, 164, 165, 168, 173, 174, 186, 188, 190 Investor relations 19, 21, 22, 26, 89, 116, 123 IPTV/Internet Protocol TV/Internet-based TV 5, 47, 55, 56, 57, 72, 77, 82, 93, 95, 108 ISDN/T-ISDN U7, 50, 56, 72, 94, 126 IT (Information Technology) U7, 1, 62, 66, 66, 73, 78, 87, 105, 110

J

Joint ventures U6, 9, 19, 49, 56, 66, 71, 74, 76, 87, 92, 107,113, 119, 124, 134, 141, 151, 152, 168, 170, 200, 201

Term Page M

MMS (Multimedia Messaging Services) 50 Multimedia U6, 54, 55, 57, 73, 152, 171, 205

N

Net revenue U2, U4, 6, 7, 70, 71, 82, 83, 84, 85, 86, 88, 89, 96, 97, 110, 112, 116, 120, 121, 122, 123, 137, 151, 172, 174, 191, 195

O

Outdoor DSLAM 55,

R

Regulation 5, 81, 82, 83, 104 Revenue/revenues U2, U3, U4, U7, 5, 6, 7, 33, 48, 49, 50, 53, 59, 60, 61, 63, 64, 68, 73, 75, 81, 86, 87, 88, 89, 103, 106, 109, 118, 121, 123, 131, 132, 136, 158 Risk management 20, 21, 91, 102, 186 Roaming 52, 104, 186

S

Shareholders’ equity 71, 90, 91, 113, 158, 162, 166, 171, 186, 187, 188, 190 Shareholders’ meeting 6, 11, 13, 16, 19, 20, 21, 26, 54, 75, 144, 168, 169, 170, 179, 181, 183, 191, 193, 195, 207 Staff U2, 16, 32, 33, 42, 43, 46, 48, 53, 59, 64, 67, 71, 75, 77, 78, 88, 96, 97, 98, 99, 100, 104, 105, 108, 110, 159, 164, 165, 168, 182, 185, 197 Stock options 131, 143, 144, 169, 170, 178, 179, 181, 182, 183, 193, 194 Subsidiaries 9, 10, 11, 19, 49, 56, 66, 70, 74, 75, 83, 86, 87, 104, 107, 106, 114, 115, 116, 118, 123, 124, 133, 140, 142, 169, 200 Sustainability 101, 109

T

T-DSL 74, 77 Telecommunications Act/TKG 82, 83, 104 Total revenue 48, 49, 53, 59, 60, 64, 68 Triple play/triple-play 53, 55, 56, 71, 72, 78, 82, 95, 103, 104, 107, 109 T-Share/Deutsche Telekom share 3, 15, 19, 22, 23, 24, 25, 26, 73, 107, 116, 121, 122, 123, 143, 151, 151, 168, 178, 179, 182, 184, 185 T-Mobile@home 6, 52, 94

U

UMTS 95

V

Vivento U4, 64, 65, 66, 67, 68, 74, 89, 97, 98, 99, 100, 104, 105, 108, 110, 171, 172, 197 VoIP 55, 72, 82, 87 VDSL 47, 54, 77

W

Wireless LAN/WLAN 95 Workforce 11, 60, 67, 97, 98, 100, 109, 121, 164, 165 web’n’walk 6, 50, 51, 52, 48, 94, 95, 109

FURTHER INFORMATION

Glossary

Contacts/Financial calendar

207

Contacts/Financial calendar.

Deutsche Telekom AG

Corporate Communications

Postfach 2000, 53105 Bonn, Germany Phone +49 (0) 228 181 4949 Fax +49 (0) 228 181 94004

Internet: www.deutschetelekom.com

Investor Relations:

Phone +49 (0) 228 181 88880 Fax +49 (0) 228 181 88899 E-Mail: investor.relations@telekom.de

New York Office:

Deutsche Telekom, Inc. Investor Relations

600 Lexington Avenue, 17th Floor New York, NY 10022, USA

Phone +1–212–424–2959

Phone +1–877–DT-SHARE (TOLL-FREE) Fax +1–212–424–2977 E-Mail: investor.relations@usa.telekom.de

Deutsche Telekom’s Annual Report is available on the Internet at: www.deutschetelekom.com/annualreport2006

Additional copies of this report are available at:

Phone +49 (0) 228 181 88333 Fax +49 (0) 228 181 88339 E-Mail: forum-taktie@telekom.de

The German version of this Annual Report is legally binding.

Concept:

Deutsche Telekom and

HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Design and Production:

HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Photographs:

Wolfram Scheible, Norbert Ittermann, Mareen Fischinger, Getty Images

Translation:

Deutsche Telekom AG, Foreign Language Service et al.

Reproduction:

Hirte Medien-Service GmbH & Co. KG, Hamburg

Printing:

Broermann Offset-Druck GmbH, Troisdorf-Spich

Printed on chlorine-free bleached paper using mineral oil-free inks.

2007 fi nancial calendar

Shareholders’ meeting of Deutsche Telekom AG

May 3, 2007

Group report Jan. 1 to Mar. 31, 2007

May 10, 2007*

Group report Jan. 1 to Jun. 30, 2007

August 9, 2007*

Group report Jan. 1 to Sep. 30, 2007

November 8, 2007*

* Planned.

KNr. 642 100 131 (German) KNr. 642 100 132 (English) KNr. 642 100 130 (CD-ROM)

208 Disclaimer.

This Annual Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates, and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s staff-related measures and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the Company’s results. Among the adjustments to be made in determining adjusted EBITDA in 2007 and 2008 will be the costs of the Group’s staff-related measures, which Deutsche Telekom estimates will result in costs and charges of approximately EUR 3.3 billion between 2005 and 2008.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents so-called non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For information relevant to the interpretation of these terms, please refer to the “Development of business” chapter of this Annual Report, which is also posted under Deutsche Telekom’s Investor Relations link at www.deutschetelekom.com.

U5 Deutsche Telekom worldwide.

23 17 7

22 14 1 15 6

8 20 9 5

10 13 12 4

16 19

25 21

31

24

29

32

27

33

26

30

28

U6


30
28

Deutsche Telekom Headquarters				
1	**Bonn**			
Selected international subsidiaries and associates				
			Stake (directly/indirectly) held by Deutsche Telekom	
	Europe			
2	Austria	Software Daten Service Gesellschaft m.b.H.	100.00%	
		T-Mobile Austria GmbH	100.00%	
		"T-Online.at" Internet Service GmbH	100.00%	
		T-Systems Austria GesmbH	100.00%	
3	Belgium	T-Systems Belgium NV	100.00%	
4	Bulgaria	Orbitel A.D.	100.00%	
5	Croatia	T-Hrvatski Telekom (HT-Hrvatske Telekominikacije d.d.)	51.00%	
		T-Mobile Croatia (T-Mobile Hrvatska d.o.o.)	100.00%	of shares held by T-Hrvatski Telekom
6	Czech Republic	gedas CR s.r.o.	100.00%	
		T-Mobile Czech Republic, a.s.	60.77%	
		T-Systems PragoNet, a.s.	100.00%	
7	Denmark	T-Systems Nordic TC Services A/S	100.00%	
8	France	gedas france SAS	100.00%	
		T-Online France SAS	100.00%	
		T-Systems France SAS	100.00%	
9	Hungary	Magyar Telekom Rt	59.21%	
		T-Mobile Hungary*		
		T-Systems Hungary Kft.	51.00%	of shares held by T-Systems
			49.00%	of shares held by Magyar Telekom
10	Italy	T-Systems Italia S.p.A.	100.00%	
11	Luxembourg	T-Systems Luxembourg S.A.	100.00%	
12	Macedonia	MakTel (Makedonski Telekominikacii A.D.)	56.67%	of shares held by Magyar Telekom
		T-Mobile Macedonia A.D. (MobiMak until September 2006)	100.00%	of shares held by MakTel
13	Montenegro	Telekom Montenegro (Crnogorski Telekom a.d.)	76.53%	of shares held by Magyar Telekom
		T-Mobile Montenegro (T-Mobile Crna Gora d.o.o.)	100.00%	of shares held by Telekom Montenegro
14	Netherlands	T-Mobile Netherlands B.V.	100.00%	
		T-Systems Nederland B.V.	100.00%	
15	Poland	PTC Polska Telefonia Cyfrowa Sp.z o.o.	97.00%	
		T-Systems Polska Sp.z o.o.	100.00%	
16	Portugal	Terravista pt. – Servicos Multimedia, Lda	100.00%	
17	Russia	T-Systems CIS	100.00%	
18	Slovakia	Slovak Telekom, a.s.	51.00%	
		T-Mobile Slovensko, a.s.	100.00%	of shares held by Slovak Telekom
		T-Systems Slovakia s.r.o.	100.00%	
19	Spain	gedas iberia, S.A.	100.00%	
		T-Systems ITC Iberia, S.A.	100.00%	
		Ya.com (T-ONLINE TELECOMMUNICATIONS SPAIN, S.A.U.)	100.00%	
20	Switzerland	T-Online.ch AG	100.00%	
		T-Systems Schweiz AG	100.00%	
21	Turkey	T SYSTEMS TELEKOMÜNIKASYON LIMITED SIRKETI	100.00%	
22	United Kingdom	gedas united kingdom Limited	100.00%	
		T-Mobile UK Limited	100.00%	
		T-Systems Limited	100.00%	
	North America			
23	Canada	T-Systems Canada, Inc.	100.00%	
24	Mexico	gedas Mexico, S.A. de C.V.	100.00%	
25	USA	gedas USA, Inc.	100.00%	
		T-Mobile USA, Inc.	100.00%	
		T-Systems North America, Inc.	100.00%	
	South America			
26	Argentina	gedas Argentina S.A.	100.00%	
27	Brazil	gedas do Brasil Serviços de Tecnologia da Informação, Comércio, Importação e Exportação Ltda.	100.00%	
		T-Systems do Brasil Ltda.	100.00%	
	Asia			
28	Hong Kong	T-Systems China Limited	100.00%	
29	India	T-Systems India Private Limited	100.00%	
30	Japan	T-Systems Japan K.K.	100.00%	
31	People's Republic of China	T-Systems P.R. China Ltd.	100.00%	
32	Singapore	T-Systems Singapore Pte. Ltd.	100.00%	
	Africa			
33	South Africa	T-Systems South Africa (Pty) Limited	74.90%	

* T-Mobile Hungary is a business unit of Magyar Telekom.

As of January 2007

U7 Key data of the Deutsche Telekom Group.

2006

2005

2004

2003

2002

Broadband/Fixed Network (millions) *

Broadband a

Total number of lines b

11.7

8.6

6.1

4.1

2.9

Domestic c

10.3

7.9

5.8

4.0

2.8

Of which: resale d

3.2

1.6

0.2

–

–

International e, i

1.4

0.6

0.3

0.1

0.04

ISP calling plans (total) f

8.0

5.5

3.8

2.5

–

Of which: domestic

6.3

4.5

3.2

2.2

–

Narrowband a

Total number of lines b

39.0

41.2

42.8

43.7

44.6

Domestic g

33.2

35.2

36.8

37.5

38.4

ISDN lines

9.0

9.8

10.4

10.3

9.7

International (Eastern Europe only)

5.8

6.0

6.1

6.1

6.2

Magyar Telekom h, i

3.0

3.2

3.2

3.2

3.2

Slovak Telekom

1.1

1.2

1.2

1.3

1.3

T-Hrvatski Telekom

1.6

1.7

1.7

1.7

1.7

ISP calling plans (total) j

3.2

4.4

5.4

6.2

–

Internet customers with a billing relationship (total) f, j, k

16.6

15.2

14.5

13.5

12.5

Mobile Communications (millions) *

Mobile customers of fully consolidated subsidiaries

106.4

86.6

77.4

66.2

58.6

T-Mobile Deutschland

31.4

29.5

27.5

26.3

24.6

T-Mobile USA

25.0

21.7

17.3

13.1

9.9

T-Mobile UK l

16.9

17.2

15.7

13.6

12.4

T-Mobile Netherlands

2.6

2.3

2.3

2.0

1.4

T-Mobile Austria m

3.2

2.1

2.0

2.0

2.0

T-Mobile Czech Republic

5.0

4.6

4.4

3.9

3.5

T-Mobile Hungary

4.4

4.2

4.0

3.8

3.4

T-Mobile Slovensko

2.2

2.0

1.9

–

–

T-Mobile Hrvatska

2.2

1.9

1.5

1.3

1.2

Polska Telefonia Cyfrowa (PTC) n

12.2

–

–

–

–

Other (Macedonia and Montenegro) o

1.3

1.1

0.8

–

–

Business Customers

New orders (consolidated figure)

14,131

13,618

13,265

12,558

10,778

Enterprise Services

Systems Integration

Hours billed (millions)

10.9

11.5

11.7

11.2

11.3

Utilization rate (%) p

80.4

79.1

77.8

74.0

71.3

Computing & Desktop Services

Processor performance (MIPS) q

136,375

123,386

130,786

113,723

92,968

Number of servers managed and serviced

33,037

38,392

35,418

28,399

27,409

Number of workstations managed and serviced

1,359,940

1,345,635

1,219,589

1,223,532

1,204,292

Proportion of support activities, Germany (%)

63.3

64.3

60.6

60.6

58.1

Proportion of retail, Germany (%)

36.7

35.7

39.4

39.4

41.9

Business Services (millions of †)

Voice revenue

1,666

1,848

1,933

–

–

Data revenue (legacy/IP)

2,475

2,346

2,593

–

–

IT revenue

622

405

314

–

–

a The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. b Lines in operation. Table includes broadband and narrowband lines (Germany, Eastern and Western Europe). Prior-year comparatives have been adjusted. c Broadband lines excluding lines for internal use. d Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. e Covering customers with broadband lines inclusive of cable customers at Magyar Telekom and customers on proprietary networks in Western Europe. Prior-year comparatives have been adjusted. f Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes T-Online Spain (Ya.com) and T-Online France (Club Internet). Prior-year comparatives have been adjusted. g Telephone lines excluding internal use and public telecommunications, including wholesale services.

h Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Telekom Montenegro (Crnogorski Telekom as of September 26, 2006). i Magyar Telekom figures include PAYG customers (in both narrowband and broadband subscriber-line figures). j Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG (pay as you go). k Iskon Internet d.d. consolidated through T-Hrvatski Telekom from June 1, 2006. l Including Virgin Mobile. m tele.ring included for the first time in the second quarter of 2006. n Customers included for the first time in the fourth quarter of 2006. o “Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Crna Gora Montenegro (formerly MONET). MONET included for the first time in the second quarter of 2005. p Ratio of average number of hours billed to maximum possible hours billed per period. q Million instructions per second.

* The total was calculated on the basis of precise figures and rounded to millions.

Deutsche Telekom AG Friedrich-Ebert-Allee 140 D-53113 Bonn, Germany www.deutschetelekom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2007	DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer